As Filed with the Securities and Exchange Commission on July      , 2004
Registration Statement No. 333-

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM S-4

REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

SENSYTECH, INC.

(Exact name of registrant as specified in its charter)

Delaware	3812	38-1873250
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

8419 Terminal Road

Newington, Virginia 22122-1430
(703) 550-7000
(Address, including zip code, and telephone number, including area code, of registrants’ principal executive offices)

Donald F. Fultz

Chief Financial Officer
8419 Terminal Road
Newington, Virginia 22122-1430
(703) 550-7000
(Name, address, including zip code, and telephone number,
including area code, of agent for service)

Copies to:

Warren J. Archer, Esq DKW Law Group, LLC 600 Grant Street 58th Floor, U.S. Steel Tower Pittsburgh, PA 15219	Jonathan F. Wolcott, Esq. Holland & Knight, LLP 2099 Pennsylvania Avenue, NW Washington, DC 20006

     Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective time of the merger described herein.

     If the securities being registered on this Form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box.     ☐

     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

     If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.     ☐

CALCULATION OF REGISTRATION FEE

		Proposed Maximum	Amount of
Title of Each Class of	Amount to be	Aggregate Offering	Registration
Securities to be Registered	Registered	Price(2)	Fee

Common Stock, $.01 par value per share	(1)	$15,856,015	$2,008.96

(1)	Omitted in reliance upon Rule 457(o).

(2)	Estimated solely for purposes of calculating the registration fee and calculated pursuant to Rule 457(f)(2) under the Securities Act of 1933, as amended, based on the book value of the Class A and Class B Common Stock of Argon on May 31, 2004.

     The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until this Registration Statement shall become effective on such date as the commission, acting pursuant to said Section 8(a), may determine.

[Sensytech Logo]	[Argon Logo]

August      , 2004

MERGER PROPOSED — YOUR VOTE IS VERY IMPORTANT

Dear Sensytech and Argon stockholders:

      On behalf of the boards of directors of Sensytech, Inc. (“Sensytech”) and Argon Engineering Associates, Inc. (“Argon”), we are pleased to deliver Sensytech’s joint proxy statement/ prospectus for the proposed merger involving Sensytech and Argon. Sensytech and Argon are seeking the approval of both the Sensytech and Argon stockholders with respect to this transaction.

      Upon completion of the merger, Argon common stockholders will be entitled to receive, for each share of Argon common stock then held by them (other than shares with respect to which an Argon stockholder has exercised dissenters’ rights), two fully paid and nonassessable shares of Sensytech common stock. We refer to the ratio of the number of shares of Sensytech common stock to be received by Argon common stockholders in the merger to the number of shares of Argon common stock to be surrendered by Argon common stockholders in the merger as the “exchange ratio.” The total number of shares of Sensytech common stock issued to Argon stockholders in connection with the merger are expected to represent approximately 66% of the outstanding shares of Sensytech common stock immediately following the consummation of the merger, based on the number of shares of Sensytech and Argon common stock outstanding on June 30, 2004, and therefore the merger will result in a change of control of Sensytech. Sensytech common stock is traded on the Nasdaq National Market under the trading symbol “STST.” On July 15, 2004, the closing sale price of Sensytech common stock was $21.69 as reported on the Nasdaq National Market. Argon common stock is not publicly traded.

      For Sensytech and Argon to complete the merger, Sensytech stockholders must vote (i) to approve the issuance of approximately 14,340,700 shares of Sensytech common stock in connection with the merger; and (ii) to approve an amendment to Sensytech’s certificate of incorporation to increase the total number of authorized shares of Sensytech capital stock from 25 million shares to 100 million shares, consisting of 90 million shares of Sensytech common stock and 10 million shares of Sensytech preferred stock and (iii) to approve an amendment to Sensytech’s certificate of incorporation to change the name of the company to ARGON ST, Inc.; and Argon stockholders must vote to approve the merger agreement. Sensytech and Argon will each hold a special meeting of stockholders to obtain these approvals.

      The boards of directors of Sensytech and Argon strongly recommend the merger and believe the combination of the two companies is advisable and in the best interest of their respective stockholders based upon several months of analysis, investigation and deliberation by both companies.

      After careful consideration, the Sensytech board of directors unanimously recommends that Sensytech stockholders vote “FOR” the proposal to approve the issuance of approximately 14,340,700 shares of Sensytech common stock in connection with the merger; and “FOR” the proposal to amend Sensytech’s certificate of incorporation to increase the total number of authorized shares of Sensytech capital stock from 25 million shares to 100 million shares, consisting of 90 million shares of Sensytech common stock and 10 million shares of Sensytech preferred stock; and “FOR” the proposal to amend Sensytech’s certificate of incorporation to change the name of the company to ARGON ST, Inc.

      After careful consideration, the Argon board of directors unanimously recommends that Argon stockholders vote “FOR” the proposal to approve the merger agreement that has been entered into between the parties.

      The Sensytech special meeting of stockholders will be held on September 28, 2004 at 10:00 a.m. local time at Sensytech’s headquarters at 8419 Terminal Road, Newington, Virginia. The Argon special meeting of stockholders will be held on September 28, 2004 at 10:00 a.m. local time at Argon’s headquarters at 12701 Fair Lakes Circle, Suite 800, Fairfax, VA 22030. All stockholders of each company are cordially invited to attend their respective meetings.

      We encourage you to read this joint proxy statement/ prospectus for important information about the merger and the special meetings of the stockholders of Sensytech and Argon. In particular, you should carefully consider the discussion in the section of this joint proxy statement/ prospectus entitled “Risk Factors” beginning on page 23.

      Your vote is very important, regardless of the number of shares you own. Whether or not you plan to attend the special meeting of stockholders of Sensytech and Argon, as appropriate, please take the time to vote by completing and mailing the enclosed proxy card or voting instruction card and returning it in the pre-addressed envelope provided as soon as possible.

Sincerely,	Sincerely,

S. Kent Rockwell	Mr. Terry Collins
Chairman and CEO of Sensytech, Inc.	Chairman and CEO of Argon Engineering Associates, Inc.

Please Vote Your Proxy Today

      Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the securities to be issued under this joint proxy statement/ prospectus or determined that this joint proxy statement/ prospectus is accurate or complete. Any representation to the contrary is a criminal offense.

      This joint proxy statement/ prospectus is dated August ● , 2004, and is first being mailed to the stockholders of Sensytech and Argon on or about August ● , 2004.

[Sensytech Logo]

SENSYTECH, INC.

8419 Terminal Road
Newington, Virginia 22122-1430
(703) 550-7000

NOTICE OF SPECIAL MEETING OF STOCKHOLDERS

To Be Held on September 28, 2004

To the stockholders of Sensytech, Inc.:

      NOTICE IS HEREBY GIVEN that a special meeting of the stockholders of Sensytech, Inc., a Delaware corporation (“Sensytech”), will be held on September 28, 2004 at 10:00 a.m., local time, at Sensytech’s offices at 8419 Terminal Road, Newington, Virginia, for the following purposes:

(1) To consider and vote upon a proposal to approve the issuance of approximately 14,340,700 shares of Sensytech common stock to stockholders of Argon Engineering Associates, Inc., a Virginia corporation (“Argon”), pursuant to the Agreement and Plan of Merger, dated as of June 7, 2004, by and between Sensytech and Argon;

(2) To consider and vote upon a proposal to approve and adopt an amendment to Sensytech’s certificate of incorporation to increase the total number of authorized shares of Sensytech capital stock from 25 million shares of common stock, $.01 par value per share, to 100 million shares of capital stock, consisting of 90 million shares of Sensytech common stock, $.01 par value per share, and 10 million shares of Sensytech preferred stock; and

(3) To consider a proposal to approve and adopt an amendment to Sensytech’s certificate of incorporation to change the name of the company to ARGON ST, Inc.

      No other business will be considered at the meeting.

      These proposals are more fully described in the attached joint proxy statement/ prospectus. Please give your careful attention to all of the information in the joint proxy statement/ prospectus.

      Only stockholders of record as of the close of business on August 1, 2004 will be entitled to receive notice of, and to vote at, the Sensytech special meeting and any adjournment or postponement thereof. If you are a record holder, your name will be verified against the list of record holders on the record date prior to being admitted to the meeting. If you are not a record holder but hold shares through a broker or nominee (i.e., in “street name”), you should provide proof of beneficial ownership on the record date, such as your most recent account statement prior to August 1, 2004, or other similar evidence of ownership. If you do not comply with the procedures outlined above upon request, you may not be admitted to the special meeting. The special meeting will begin promptly at 10:00 a.m., local time.

      Approval of the proposals to issue approximately 14,340,700 shares of Sensytech common stock pursuant to the merger agreement requires the presence, in person or by proxy, of the holders of a majority of the shares outstanding as of August 1, 2004, and the affirmative vote of a majority of the total votes cast at the special meeting so long as a quorum is present. Approval of the proposed amendments to

Sensytech’s certificate of incorporation will require the affirmative vote of holders of at least a majority of the outstanding shares of Sensytech common stock entitled to vote at the Sensytech special meeting.

      Your vote is important. Whether or not you plan to attend the special meeting in person, we request that you read the prospectus/proxy statement, and complete, sign, date and return the enclosed proxy card as soon as possible. For specific instructions on how to vote your shares, please refer to the section of this joint proxy statement/ prospectus entitled “The Special Meeting of Sensytech Stockholders” beginning on page 39 and the instructions on the enclosed proxy card. If you are a stockholder of record and you send in your proxy and then decide to attend the special meeting to vote your shares in person, you may still do so.

By order of the board of directors,

/s/ LLOYD A. SEMPLE

Lloyd A. Semple
Secretary

Newington, Virginia

August ● , 2004

[Argon Logo]

Argon Engineering Associates, Inc.

12701 Fair Lakes Circle, Suite 800
Fairfax, VA 22030
(703) 322-0881

NOTICE OF SPECIAL MEETING OF STOCKHOLDERS

To Be Held on September 28, 2004

To the stockholders of Argon Engineering Associates, Inc.:

      NOTICE IS HEREBY GIVEN that a special meeting of the stockholders of Argon Engineering Associates, Inc., a Virginia corporation (“Argon”), will be held on September 28, 2004 at 10:00 a.m., local time, at Argon’s headquarters at 12701 Fair Lakes Circle, Suite 800, Fairfax, VA 22030 for the following purpose:

1. To consider and vote upon a proposal to approve the Agreement and Plan of Merger, dated as of June 7, 2004, by and between Argon and Sensytech, Inc., a Delaware corporation.

      No other business that will be considered at the meeting.

      This proposal is described more fully in the attached joint proxy statement/ prospectus. Please give your careful attention to all of the information in the joint proxy statement/ prospectus.

      The board of directors of Argon has fixed the close of business on ●, 2004 as the record date for determining which Argon stockholders of record are entitled to receive notice of, and to vote at, the Argon special meeting and any adjournment or postponement thereof. Only stockholders of record of Argon common stock on the record date, or their proxies can vote at this special meeting or any adjournment(s) or postponement(s) that may take place. The special meeting will begin promptly at 10:00 a.m., local time. Check-in will begin at 9:30 a.m., local time. Only stockholders of Argon as of the record date will be permitted to attend the special meeting.

      Approval of the merger agreement requires the affirmative vote of the holders of at least two-thirds of the shares of Argon Class A common stock, and at least two-thirds of the shares of Argon Class B common stock, outstanding on the record date.

      Argon stockholders have the right to dissent from the merger and demand in writing that the surviving company pay the fair value of their shares of Argon common stock under applicable provisions of Virginia law. In order to perfect and exercise dissenters’ rights, Argon stockholders must give written notice of intent to demand payment for the shares to Argon before the taking of the vote on the merger at the special meeting and must not vote in favor of or consent to the merger. A copy of the applicable Virginia statutory provisions is included as Annex C of the attached joint proxy statement/ prospectus, and a summary of these provisions can be found under the section entitled “The Merger — Dissenters’ rights” beginning on page 60 of the attached joint proxy statement/ prospectus.

      Your vote is important. Whether or not you expect to attend the special meeting in person, you are urged to complete, sign, date and return the enclosed proxy card as soon as possible. Instructions for voting your shares are included on the enclosed proxy card. For specific instructions on how to vote your shares, please refer to the section of this joint proxy statement/ prospectus entitled “The Special Meeting of Argon Stockholders” beginning on page 43. If you are a stockholder of record and you send in your proxy and then decide to attend the special meeting to vote your shares in person, you may still do so.

By order of the board of directors,

Mr. Terry Collins
Chairman and CEO of Argon Engineering
Associates, Inc.

August ● , 2004

QUESTIONS AND ANSWERS ABOUT THE MERGER

      The following questions and answers are intended to address briefly some commonly asked questions regarding the Sensytech and Argon special meetings, and in particular, the merger. These questions and answers may not address all questions that may be important to you as a Sensytech or Argon stockholder. Please refer to the more detailed information contained elsewhere in this joint proxy statement/ prospectus and the annexes attached to this joint proxy statement/ prospectus.

Q:	Why am I receiving this joint proxy statement/ prospectus?

A:	Argon and Sensytech have agreed to join their businesses. This will be done by merging Argon with a wholly-owned subsidiary of Sensytech pursuant to the terms of a merger agreement that is described in this joint proxy statement/ prospectus. A copy of the merger agreement is attached as Annex A. For specific information regarding the merger agreement, please refer to the section entitled “The Merger Agreement” beginning on page 63 of this joint proxy statement/ prospectus.

To complete the merger, Sensytech stockholders must approve the issuance of approximately 14,340,700 shares of Sensytech common stock in connection with the merger, an amendment to Sensytech’s certificate of incorporation to increase the number of authorized shares of Sensytech capital stock from 25 million shares of common stock to 100 million shares of capital stock, consisting of 90 million shares of Sensytech common stock and 10 million shares of Sensytech preferred stock, and an amendment to Sensytech’s certificate of incorporation to change the name of the company to ARGON ST, Inc., and Argon stockholders must approve the merger agreement. In addition, all other conditions of the merger must be satisfied or waived.

Sensytech and Argon will hold separate special meetings of their respective stockholders to obtain these approvals. This joint proxy statement/ prospectus contains important information about the merger and the Sensytech and Argon special stockholder meetings, and you should read it carefully. The enclosed voting materials allow you to vote your shares without attending your special meeting.

Your vote is important. We encourage you to vote as soon as possible. For more specific information on how to vote, please see the questions and answers for Sensytech and Argon stockholders below.

General questions and answers about the merger

Q:	What is the merger?

A:	In the merger, a wholly-owned subsidiary of Sensytech, named ST Acquisition Corp., will be merged with and into Argon. Argon will survive the merger as a wholly-owned subsidiary of Sensytech and will not change its name. The time of filing of articles of merger in the Virginia State Corporation Commission is referred to in this joint proxy statement/ prospectus as the effective time of the merger.

For a more complete description of the merger, see the section entitled “The Merger” on page 45.

Q:	Why are Sensytech and Argon proposing the merger?

A:	The boards of directors and managements of Sensytech and Argon believe that the merger is in the best interests respectively of Sensytech, Argon and their respective stockholders. Both companies believe that the merger will position the combined company as a leading designer, developer and manufacturer of electronics, communications and technology products for the defense and intelligence markets.

Sensytech and Argon believe that potential benefits of the merger include:

•	combined technical resources that may allow the combined company to develop new products and greater functionality for existing products;

•	greater marketing resources and financial strength that may present improved opportunities for marketing the product offerings of the combined company; and

•	enabling the combined company to compete for contracts the companies cannot compete for separately.

For a more complete description of the factors considered by the Sensytech board of directors in making its recommendation to the Sensytech stockholders, please refer to the section of this joint proxy statement/ prospectus entitled “The Merger — Sensytech’s reasons for the merger” beginning on page 46, and for a more complete description of the factors considered by the Argon board of directors in making its recommendation to the Argon stockholders, please refer to the section of this joint proxy statement/ prospectus entitled “The Merger — Argon’s reasons for the merger” beginning on page 48.

Q:	Are any stockholders already committed to voting in favor of the merger?

A:	No. No stockholder of either Sensytech or Argon is obligated to vote in favor of the merger. However, it is expected that the respective directors and officers of each of Sensytech and Argon will vote in favor of the merger. The directors and officers of Sensytech, as a group, currently own approximately 22.7% of Sensytech’s outstanding common stock, and the directors and officers of Argon, as a group, currently own approximately 96.9% of Argon’s Class A common stock and approximately 86.9% of Argon’s Class B common stock.

Q:	May I vote in person?

A:	Yes. If you are a stockholder of record, you may attend your company’s special meeting of stockholders and vote your shares in person rather than signing and returning your proxy card. If your shares are held in a brokerage account or if your shares are held by a bank or nominee (i.e., in “street name”), you must obtain a proxy from your broker or bank in order to attend your company’s special meeting of stockholders and vote.

Q:	What will the stockholders of Argon receive in the merger?

A:	Upon completion of the merger, each share of Argon common stock then outstanding (other than shares with respect to which a Argon stockholder has exercised dissenters’ rights) will be cancelled and automatically converted into the right to receive two fully paid and nonassessable shares of Sensytech common stock.

Following the completion of the merger, former Argon stockholders will own approximately 66% of the outstanding shares of Sensytech common stock.

Q:	What will happen to the shares of Sensytech which are already outstanding?

A:	The shares of Sensytech common stock which are outstanding immediately prior to the closing of the merger will remain outstanding after the closing of the merger. Thus, each Sensytech shareholder will continue to own the same number of shares of Sensytech common stock after the closing of the merger as he or she owned immediately prior to the closing. However, after the completion of the merger, the current Sensytech stockholders will only own approximately 33% of the outstanding shares of Sensytech common stock.

Q:	What happens if I do not return a proxy or voting instruction card or otherwise vote?

A:	Both companies urge you to vote at your company’s special meeting.

Sensytech stockholders. If you abstain from voting or do not vote (either in person or by proxy) it will have the same effect as a vote against the proposal to amend Sensytech’s certificate of incorporation to increase the number of authorized shares of Sensytech capital stock from

25 million to 100 million shares, consisting of 90 million shares of Sensytech common stock and 10 million shares of Sensytech preferred stock and against the proposal to amend Sensytech’s certificate of incorporation to change the company’s name to ARGON ST, Inc. If you abstain from voting or do not vote, it will have no effect (assuming a quorum is present and that the total votes cast is more than 50% of all Sensytech common stock entitled to vote at the Sensytech special meeting) in determining whether the issuance of 14,340,700 shares of Sensytech common stock in connection with the merger will be approved. Brokers who hold shares of Sensytech common stock in street name for customers who are the beneficial owners of those shares may not give a proxy to vote those shares without specific instructions from their customers. These non-voted shares are referred to as broker non-votes and will have no effect (assuming a quorum is present) in determining whether the two amendments to Sensytech’s certificate of incorporation or the issuance of 14,340,700 shares of Sensytech common stock in connection with the merger will be approved. All shares of Sensytech common stock represented at the Sensytech special meeting, but not voting, including abstentions and broker non-votes, will be treated as present for determining the presence or absence of a quorum for all matters for consideration at the Sensytech special meeting. If proxies are returned without indication as to how to vote, the Sensytech common stock represented by each such proxy will be considered to be voted in favor of all matters for consideration at the Sensytech special meeting.

Argon stockholders. If you abstain from voting or do not vote (either in person or by proxy) it will have the same effect as a vote against the proposal to approve the merger agreement. All shares of Argon common stock represented at the Argon special meeting, but not voting, including abstentions, will be treated as present for purposes of determining the presence or absence of a quorum for all matters for consideration at the Argon special meeting.

For a more complete description of the voting procedures, please refer to the sections of this joint proxy statement/ prospectus entitled “The Special Meeting of Sensytech Stockholders” beginning on page 39 and “The Special Meeting of Argon Stockholders” beginning on page 43.

Q:	When will I be able to sell my shares?

A:	Upon completion of the merger, all shares of Sensytech common stock received by Argon stockholders in connection with the merger will be listed for trading on the Nasdaq National Market. If a stockholder is considered an affiliate of Argon or Sensytech under the Securities Act of 1933, as amended (the “Securities Act”), in order to sell shares of Sensytech common stock, that stockholder must comply with the resale provisions of Rule 145(d) under the Securities Act or sell the shares as otherwise permitted under the Securities Act. For a more complete description of these restrictions, see the section entitled “The Merger — Restrictions on resales of Sensytech common stock by affiliates” on page 63.

Q:	When do you expect the merger to be completed?

A:	Sensytech and Argon are working toward completing the merger as soon as practicable after the Sensytech and Argon stockholders approve the proposals to be considered at their respective special meetings. The merger is subject to a number of conditions, however, including but not limited to obtaining stockholder approvals, and all closing conditions set forth in the merger agreement must be satisfied or waived. We hope to complete the merger by September 29, 2004.

Q:	What should I do if I receive more than one set of voting materials?

A:	Please complete, sign, date and return each proxy card or voting instruction card that you receive. You may receive more than one set of voting materials, including multiple copies of this joint proxy statement/ prospectus and multiple proxy cards or voting instruction cards. For example, if you hold shares in more than one brokerage account, you will receive a separate voting instruction card for each brokerage account in which you hold shares. If your shares are held in more than one name, you will receive more than one proxy or voting instruction card. In addition, if you are a stockholder of both Sensytech and Argon, you may receive one or more separate proxy or voting instruction cards for each company. If you are in this situation, please return proxy or instruction cards for both companies. Therefore, please sign, date and return each proxy or voting instruction card you receive, whether from Sensytech or Argon.

Q:	May I change my vote?

A:	Yes. You may change your vote at any time before your proxy card is voted at your company’s special meeting. You can do this in one of three ways. First, you can send a written, dated notice stating that you would like to revoke your proxy. Second, you can complete, date and submit a new proxy card or voting instruction card. If you choose either of these two methods, you must submit your notice of revocation or your new proxy card or later-dated voting instruction card for Sensytech shares to the address on page 42 and for Argon shares to the address on page 44 of this joint proxy statement/ prospectus for delivery by September ● , 2004. Third, you can attend your company’s special meeting and vote your shares in person. Your attendance alone will not revoke your proxy. If you have instructed a broker to vote your shares, you must follow the directions received from your broker to change those instructions.

Q:	Whom should I contact with questions?

A:	If you have more questions about the merger, you should contact:

Sensytech, Inc.	Argon Engineering Associates, Inc.
8419 Terminal Road	12701 Fair Lakes Circle, Suite 800
Newington, Virginia 22122-1430	Fairfax, Virginia 22030
Attn: Donald F. Fultz	Attn: Victor F. Sellier
Phone: (703) 550-7000	Phone: (703) 322-0881

You may also obtain additional information about Sensytech from documents filed with the Securities and Exchange Commission by following the instructions in the section entitled “Where You Can Find More Information” on page 139.

Questions and answers for Sensytech stockholders

Q:	When and where is the Sensytech special meeting?

A:	The Sensytech special meeting will take place at Sensytech’s offices at 8419 Terminal Road, Newington, Virginia 22122-1430, on September 28, 2004 at 10:00 a.m., local time.

Q:	How can I obtain admission to the Sensytech special meeting?

A:	You are entitled to attend the special meeting only if you were a Sensytech stockholder as of the close of business on August 1, 2004 or hold a valid proxy for the special meeting. If you are not a record holder but hold shares through a broker or nominee (i.e., in street name), you should be prepared to provide proof of beneficial ownership on the record date, such as your most recent account statement prior to August 1, 2004, or similar evidence of ownership.

Q:	What matters are Sensytech stockholders being asked to approve at the Sensytech special meeting?

A:	Sensytech stockholders are being asked to vote on: (1) approval of the proposal to issue approximately 14,340,700 shares of Sensytech common stock pursuant to the merger agreement with Argon; (2) approval of the proposal to amend Sensytech’s certificate of incorporation to increase the total number of authorized shares of Sensytech capital stock from 25 million to 100 million shares, consisting of 90 million shares of Sensytech common stock and 10 million shares of Sensytech preferred stock; and (3) approval of the proposal to amend Sensytech’s certificate of incorporation to change the name of the company to ARGON ST, Inc.

No other business is expected to be considered at the Sensytech special meeting.

Q:	How does the Sensytech board of directors recommend that I vote?

A:	Sensytech’s board of directors recommends that Sensytech stockholders vote “FOR” the proposal to approve the issuance of approximately 14,340,700 shares of Sensytech common stock to the Argon stockholders pursuant to the merger agreement; “FOR” the proposal to amend Sensytech’s certificate of incorporation to increase the total number of authorized shares of Sensytech capital stock and “FOR” the proposal to amend Sensytech’s certificate of incorporation to change the name of the company to ARGON ST, Inc. For a description of the reasons underlying the recommendations of the Sensytech board of directors, please refer to the section of this joint proxy statement/ prospectus entitled “The Merger — Reasons for the merger and recommendation of the Sensytech board of directors” beginning on page 46.

Q:	Are there risks I should consider in deciding whether to vote for the merger?

A:	Yes. Set forth under the heading “Risk Factors” beginning on page 23 of this joint proxy statement/ prospectus are a number of risk factors that you should consider carefully before voting.

Q:	What vote of Sensytech stockholders is required to approve the issuance of the shares of Sensytech common stock pursuant to the merger agreement and the two amendments to Sensytech’s certificate of incorporation?

A:	Approval of the proposals to issue approximately 14,340,700 shares of Sensytech common stock pursuant to the merger agreement requires the presence, in person or by proxy, of the holders of a majority of the shares outstanding as of August 1, 2004, and the affirmative vote of a majority of the total votes cast at the special meeting so long as a quorum is present. Approval of the two proposals to amend Sensytech’s certificate of incorporation requires, in each case, the affirmative vote of holders of at least a majority of the outstanding shares of Sensytech common stock entitled to vote at the Sensytech special meeting. As of the record date, the directors and executive officers of Sensytech owned, directly or indirectly, an aggregate of 1,585,561 issued and outstanding shares of Sensytech common stock over which they had or shared the power to vote or direct the voting, representing in the aggregate approximately 22.7% of the votes which may be cast at the Sensytech special meeting.

For a more complete description of voting, please refer to the section of this joint proxy statement/ prospectus entitled “The Special Meeting of Sensytech Stockholders” beginning on page 39.

Q:	How do stockholders vote?

A:	If you are a Sensytech stockholder of record, you may submit a proxy for Sensytech’s special meeting by completing, signing, dating and returning the proxy card in the pre-addressed envelope provided.

If you hold your shares of Sensytech common stock in a brokerage account or if your shares are held in “street name,” you must provide the stockholder of record of your shares with instructions on how to vote your shares. Please check the voting instruction card included by your broker or nominee for directions on providing instructions to vote your shares.

If you are a stockholder of record, you may also vote at Sensytech’s special meeting. If you hold shares in street name, you may not vote in person at the special meeting unless you obtain a signed proxy from the record holder giving you the right to vote the shares.

Q:	What happens if I do not indicate how to vote on my proxy or voting instruction card?

A:	If you sign and send in your proxy or voting instruction card and do not indicate how you want to vote, your proxy will be counted as a vote “FOR” for the issuance of approximately 14,340,700 shares of Sensytech common stock in connection with the merger; as a vote “FOR” the amendment to Sensytech’s certificate of incorporation to increase the number of authorized shares of Sensytech capital stock; and as a vote “FOR” the amendment to Sensytech’s certificate of incorporation to change the name of the company to ARGON ST, Inc.

Questions and answers for Argon stockholders

Q:	When and where is the Argon special meeting?

A:	The Argon special meeting will take place at Argon’s headquarters 12701 Fair Lakes Circle, Suite 800, Fairfax, Virginia, on September 28, 2004 at 10:00 a.m., local time.

Q:	How can I obtain admission to the Argon special meeting?

A:	You are entitled to attend the special meeting only if you were a Argon stockholder as of the close of business on ● , 2004 or hold a valid proxy for the special meeting. Your name is subject to verification against the list of record holders on the record date prior to being admitted to the meeting.

The special meeting will begin promptly at 10:00 a.m. local time.

Q:	What are the Argon stockholders being asked to approve?

A:	The Argon stockholders are being asked to approve the merger agreement.

Q:	Are there risks I should consider in deciding whether to vote for the merger?

A:	Yes. Set forth under the heading “Risk Factors” beginning on page 23 of this joint proxy statement/ prospectus are a number of risk factors that you should consider carefully before voting.

Q:	How do stockholders vote?

A:	If you are an Argon stockholder of record, you may submit a proxy for Argon’s special meeting by completing, signing, dating and returning the proxy card in the pre-addressed envelope provided.

Q:	What will happen to Argon’s outstanding stock options?

A:	Each unexpired option to purchase shares of Argon common stock that is outstanding at the effective time of the merger, whether or not exercisable, will automatically and without any action on the part of its holder be converted into an option to purchase a number of shares of Sensytech common stock equal to the number of shares of Argon common stock that could be purchased under such option multiplied by the exchange ratio, at a price per share of Sensytech common stock equal to the per share exercise price of such option divided by the exchange ratio.

Q:	How does the board of directors of Argon recommend that I vote?

A:	Argon’s board of directors recommends that Argon stockholders vote “FOR” the proposal to approve the merger agreement. For a description of the reasons underlying the recommendation of the Argon board of directors with respect to the merger, please refer to the section of this joint proxy statement/ prospectus entitled “The Merger — Reasons for the merger and recommendation of the Argon board of directors” beginning on page 48.

Q:	What vote of Argon stockholders is required to adopt the merger agreement?

A:	The adoption of the merger agreement requires the affirmative vote of the holders of at least two-thirds of the shares of Argon Class A common stock, and at least two-thirds of the shares of Argon Class B common stock, outstanding on ● , 2004. As of the record date, directors and executive officers of Argon and affiliates of those directors and executive officers owned, directly or indirectly, (i) an aggregate of 514,800 issued and outstanding shares of Argon Class A common stock over which they had or shared the power to vote or direct the voting, representing in the aggregate approximately 96.9% of the votes which may be cast by holders of Class A common stock at the Argon special meeting; and (ii) an aggregate of 4,882,400 issued and outstanding shares of Argon Class B common stock over which they had or shared the power to vote or direct the voting, representing in the aggregate approximately 86.9% of the votes which may be cast by holders of Class B common stock at the Argon special meeting.

Q:	Will voting on any other business be conducted?

A:	No other business will be conducted at the special meeting.

Q:	What happens if I do not indicate how to vote on my proxy card?

A:	If you sign and send in your proxy card and do not indicate how you want to vote, your proxy will be counted as a vote “FOR” adoption of the merger agreement.

Q:	Should Argon stockholders send in their Argon stock certificates now?

A:	No. You should not send in your stock certificate with your proxy. On or about the effective time of the merger, information will be sent to Argon stockholders informing them where to deliver their Argon stock certificates in order to receive stock certificates representing Sensytech common stock. You should not send in your Argon stock certificates prior to receiving this information.

Q:	Are Argon stockholders entitled to dissenters’ rights?

A:	Yes. Under Virginia law, Argon stockholders may exercise dissenters’ rights in connection with the merger. The provisions of Virginia law governing dissenters’ rights are complex, and you should study them carefully if you wish to exercise dissenters’ rights. A stockholder may take actions that prevent that stockholder from successfully asserting these rights, and multiple steps must be taken to properly exercise and perfect the rights. A copy of all of the relevant provisions of Section 13.1-729 through 13.1-741 of the Virginia Stock Corporation Act, or VSCA, is attached to this joint proxy statement/ prospectus as Annex C.

For a more complete description of the appraisal rights, please refer to the section of this joint proxy statement/ prospectus entitled “The Merger — Dissenters’ rights” beginning on page 60.

Q:	What are the federal income tax consequences of the merger to Argon stockholders?

A:	Sensytech and Argon each expect the merger to qualify as a reorganization for United States federal income tax purposes. If the merger qualifies as a reorganization for United States federal income tax purposes, Argon stockholders will not recognize gain or loss for federal income tax purposes, except with respect to the receipt of cash as a result of any exercise of dissenters’ rights.

We urge you to consult your own tax advisor for a full understanding of the tax consequences of the merger to you.

For a more detailed description of the tax consequences of the merger, please refer to the section of this joint proxy statement/ prospectus entitled “The Merger — Material United States federal income tax consequences of the merger” beginning on page 59.

Q:	Will Argon stockholders be able to trade the Sensytech common stock received in connection with the merger?

A:	The shares of Sensytech common stock issued in connection with the proposed merger will be freely tradable, unless you are an “affiliate” (as defined in the Securities Act) of Argon or Sensytech. The Sensytech common stock you will receive in the merger will be listed on the Nasdaq National Market under the symbol “STST.” If you are an affiliate of Argon before the merger or of Sensytech following the merger, you will be required to comply with applicable restrictions of Rule 145 of the Securities Act in order to resell shares of Sensytech common stock you receive in the merger.

Q:	What do I need to do now?

A:	Argon stockholders should mail their completed and signed proxy card in the enclosed postage-paid envelope addressed to Victor F. Sellier, Corporate Secretary, Argon Engineering Associates, Inc., 12701 Fair Lakes Circle, Suite 800, Fairfax, VA 22030, as soon as possible. Please send the completed card now, even if you intend to appear and vote at the special meeting.

Please carefully review this joint proxy statement/ prospectus and vote the proxy card as soon as possible so that your shares may be represented at the special meeting of stockholders of Argon.

SUMMARY

      This summary, together with the preceding Questions and Answers section, highlights selected information from this joint proxy statement/prospectus and may not contain all of the information about the merger that is important to you. To understand the merger fully and for a more complete description of the terms of the merger, you should read carefully this entire document and the documents to which Sensytech and Argon have referred you. See “Where You Can Find More Information” on page 139. Sensytech and Argon have included page references parenthetically to direct you to a more complete description of the topics in this summary.

The Companies

Sensytech, Inc. (see page 81)

8419 Terminal Road
Newington, Virginia 22122-1430
Phone: (703) 550-7000

      Sensytech is a designer, developer and manufacturer of electronics and technology products for the defense and intelligence markets. Sensytech specializes in integrated passive surveillance, communications and data links, electronic countermeasures, threat simulator systems, and imaging and scanning systems. The company’s customers include the U.S. Department of Defense, other U.S. federal government agencies, major domestic prime defense contractors (such as Lockheed Martin Corporation and L-3 Communications Corporation), foreign governments and agencies and foreign defense contractors. Many of Sensytech’s products are used in national defense programs for the U.S. federal government intelligence community and approved international customers. As a result, approximately 80.7% of Sensytech’s revenues for the year ended September 30, 2003 were derived from U.S. federal agencies.

      Sensytech common stock is traded on the Nasdaq National Market (symbol: STST). Sensytech’s web address is www.sensytech.com. The contents of that website are not part of this proxy statement/ prospectus.

ST Acquisition Corp.

8419 Terminal Road
Newington, Virginia 22122-1430
Phone: (703) 550-7000

      ST Acquisition Corp., a Virginia corporation, is a wholly-owned subsidiary of Sensytech formed solely to effect the merger with Argon. ST Acquisition Corp. has not conducted any business. Pursuant to the merger agreement ST Acquisition Corp. will merge with and into Argon, and Argon will continue as the surviving corporation.

Argon Engineering Associates, Inc. (see page 103)

12701 Fair Lakes Circle, Suite 800
Fairfax, VA 22030
Phone: (703) 322-0881

      Argon provides advanced Intelligence, Surveillance, and Reconnaissance (commonly known as ISR) systems to the Departments of Defense of the United States government and certain foreign governments. It supplies communications signals intercept and processing systems that are used to provide intelligence information to both military and other government users. These systems are highly automated and support the simultaneous intercept and processing of thousands of radio signals used to convey information between military and non-military users across a very broad range of frequency and signal types. Approximately 94% of Argon’s revenues for the year ended September 30, 2003 were derived from U.S. federal agencies.

      Argon is a private corporation, and its common stock is not publicly traded. Argon’s web address is www.argoneng.com. The contents of that web site are not part of this proxy statement/ prospectus.

The Merger (see page 45)

      In the merger, ST Acquisition Corp., a wholly-owned subsidiary of Sensytech, will merge with and into Argon, and as a result Argon will be the surviving corporation of the merger. When the merger becomes effective, each share of Argon common stock then outstanding will be cancelled and converted into two shares of Sensytech common stock. The shares of Sensytech’s common stock which are outstanding immediately prior to the closing of the merger will remain outstanding after the closing of the merger.

      Argon stock options. Each unexpired option to purchase shares of Argon common stock that is outstanding at the effective time, whether or not exercisable, will automatically and without any action on the part of its holder be converted into an option to purchase a number of shares of Sensytech common stock equal to the number of shares of Argon common stock that could be purchased under such option multiplied by the exchange ratio, at a price per share of Sensytech common stock equal to the per share exercise price of such option divided by the exchange ratio.

      Ownership of Sensytech after the merger. Upon completion of the merger, Argon’s outstanding stock is expected to be converted into Sensytech common stock representing approximately 66% of the shares of Sensytech common stock on a fully-diluted basis and the current holders of Sensytech’s outstanding stock and options will retain approximately 33% of Sensytech on a fully-diluted basis.

      The Agreement and Plan of Merger, or merger agreement, is attached to this joint proxy statement/ prospectus as Annex A. Sensytech and Argon encourage you to read the merger agreement carefully.

Recommendations and reasons for the merger (see page 46)

      Sensytech stockholders. The Sensytech board of directors has determined that the merger agreement and the merger are advisable and in the best interests of Sensytech and its stockholders and unanimously recommends that the Sensytech stockholders vote “FOR” the issuance of approximately 14,340,700 shares of Sensytech common stock pursuant to the merger agreement. In addition, the Sensytech board of directors has determined that the proposed amendments to Sensytech’s certificate of incorporation to increase Sensytech’s authorized capital stock and to change the name of the company are advisable and in the best interests of Sensytech and its stockholders and unanimously recommends that the Sensytech stockholders vote “FOR” the proposed amendments to Sensytech’s certificate of incorporation.

      Argon stockholders. The Argon board of directors has determined that the merger agreement and the merger are advisable and in the best interests of Argon and its stockholders and unanimously recommends that the Argon stockholders vote “FOR” the approval of the merger agreement.

      Factors considered by the boards. In determining whether to approve the merger, the Sensytech board and the Argon board consulted with their respective senior management and legal and financial advisors and considered the respective strategic, transactional, financial and other considerations referred to under “The Merger — Reasons for the merger and recommendation of the Sensytech board of directors” beginning on page 46 and “The Merger — Reasons for the merger and recommendation of the Argon board of directors” beginning on page 48.

Risk factors (see page 23)

      The merger may not be consummated and, even if consummated, the potential benefits of the merger may not be achieved. See the sections entitled “Risk Factors,” beginning on page 23, “The Merger — Reasons for the merger and recommendation of the Sensytech board of directors” beginning on page 46 and “The Merger — Reasons for the merger and recommendation of the Argon board of directors” beginning on page 48.

      The risks of the merger and of the respective businesses of Argon and Sensytech should be considered carefully by Sensytech stockholders in evaluating whether to approve the merger and the proposed amendments of Sensytech’s certificate of incorporation to increase its capital stock and change its name, and by Argon stockholders in evaluating whether to approve the merger agreement. These risk factors should be considered along with any additional risk factors in the periodic reports of Sensytech filed with the Securities and Exchange Commission and any other information included in this joint proxy statement/ prospectus.

Special meeting of Sensytech stockholders (see page 39)

      You can vote at the Sensytech special meeting if you owned Sensytech common stock at the close of business on August 1, 2004, the record date for the Sensytech special meeting. On that date, there were      ●      shares of Sensytech common stock outstanding and entitled to vote. You can cast one vote for each share of Sensytech common stock that you owned on that date. Approval of the proposal to adopt the merger agreement requires the affirmative vote of a majority of the total votes cast at the special meeting by holders of Sensytech’s common stock outstanding as of the record date, provided that a quorum is present. As of the Sensytech record date, Sensytech’s executive officers, directors and entities affiliated with them owned, in the aggregate, approximately      ●     % of Sensytech’s outstanding common stock. Approval of the two proposals to amend Sensytech’s certificate of incorporation requires the affirmative vote of a majority of the outstanding shares of Sensytech’s common stock.

Special meeting of Argon stockholders (see page 43)

      You can vote at the Argon special meeting if you owned Argon common stock at the close of business on      ●     , 2004, the record date for the Argon special meeting. On that date, there were      ●      shares of Argon Class A common stock outstanding and entitled to vote and      ●      shares of Argon Class B common stock outstanding and entitled to vote. Approval of the proposal to approve the merger agreement, requires the affirmative vote of the holders of at least two-thirds of the shares of Argon Class A common stock, and at least two-thirds of the shares of Argon Class B common stock. As of the Argon record date, Argon’s executive officers and directors owned, in the aggregate, approximately      ●     % of Argon’s outstanding Class A common stock and approximately      ●     % of Argon’s outstanding Class B common stock.

Opinion of Sensytech financial advisor (see page 50 and Annex B)

      Ryan Beck & Co. Inc. has issued an opinion to the Sensytech board of directors dated July 16, 2004 that, as of such date and based upon and subject to the various considerations set forth in its opinion, the exchange ratio of two shares of Sensytech common stock for every one share of Argon common stock is fair from a financial point of view to the stockholders of Sensytech. The Ryan Beck opinion is not a recommendation as to how any Sensytech stockholder should vote with respect to the proposal to approve the issuance of the shares of Sensytech common stock in connection with the merger.

      The opinion of Ryan Beck, which sets forth the assumptions made, matters considered and limitations on the review undertaken in connection with its issuance, is attached to this joint proxy statement/ prospectus as Annex B. Stockholders of Sensytech are urged to read the opinion carefully and in its entirety.

Interests of certain persons in the merger (see page 55)

      When Sensytech stockholders consider the recommendation of the Sensytech board of directors that they vote in favor of (i) the issuance of shares of Sensytech common stock pursuant to the merger agreement, and (ii) the amendments to Sensytech’s certificate of incorporation, Sensytech stockholders should be aware that some Sensytech directors and executive officers may have interests in the merger that may be different from, or in addition to, their interests as stockholders of Sensytech. The Sensytech board of directors was aware of and considered these potentially conflicting interests when it approved the merger agreement. These interests include:

•	the retention of three Sensytech directors to serve on the board of directors of Sensytech after completion of the merger;

•	the retention of two executive officers of Sensytech to serve as executive officers of Sensytech after completion of the merger;

•	payments that will be triggered under retention agreements between Sensytech and two executive officers.

      When Argon stockholders consider the recommendation of the Argon board of directors that they vote in favor of the approval of the merger agreement, Argon stockholders should be aware that some Argon directors and executive officers have interests in the merger that may be different from, or in addition to, their interests as stockholders of Argon. The Argon board of directors was aware of and considered these potentially conflicting interests when it approved the merger agreement. The interests include:

•	the fact that all of Argon’s current directors will become members of the Sensytech board of directors following the merger;

•	the fact that all of Argon’s existing executive officers will become executive officers of Sensytech following the merger; and

•	options held by Argon executive officers that will be converted into options to purchase Sensytech common stock upon the effectiveness of the merger.

Conditions to the completion of the merger (see page 72)

      The completion of the merger is subject to the prior satisfaction or waiver of a number of conditions, including the following:

•	the merger agreement must be approved by the stockholders of Argon;

•	the merger agreement and the merger must be approved and adopted by the stockholders of Sensytech;

•	Sensytech’s registration statement, of which this joint proxy statement/prospectus is a part, must be effective under the Securities Act, no stop order suspending its effectiveness may be in effect and no proceedings for suspending its effectiveness may be pending before or threatened by the Securities and Exchange Commission;

•	no laws having been adopted or promulgated and no temporary restraining order or preliminary or permanent injunction of any court or governmental body having made the merger illegal or otherwise prohibiting the completion of the merger;

•	all required material governmental consents and approvals must have been obtained;

•	the shares of Sensytech common stock to be issued in the merger must have been approved for listing on the Nasdaq National Market, subject to notice of issuance;

•	each party’s due diligence review of the other party between the date of the merger agreement and the closing must not have resulted in the discovery of any fact or circumstance which has had, or is reasonably likely to have, a material adverse effect on the other party;

•	the Argon financial statements for fiscal years 2001, 2002 and 2003 audited by Grant Thornton LLP must not have disclosed any change from the financial statements of Argon for those years audited by Argon’s previous auditor that constitutes a material adverse effect on Argon;

•	the parties must have received opinions from their respective tax counsel that the merger will qualify as a tax-free reorganization;

•	the representations and warranties of each party in the merger agreement must be true and correct, subject to various qualifications;

•	the parties must have complied in all material respects with their respective agreements in the merger agreement; and

•	no material adverse effect with respect to either Sensytech or Argon shall have occurred since the date of the merger agreement.

Termination of the merger agreement (see page 73)

      Before completion of the merger, the merger agreement may be terminated by the parties’ mutual consent. In addition, subject to certain qualifications, the merger agreement may be terminated by either of the parties under any of the following circumstances:

•	a governmental authority that must grant a regulatory approval denies approval of the merger, or a governmental authority permanently restrains or prohibits the merger, and in either case that denial or action is final and non-appealable (although this termination right is not available to a party whose failure to comply with the merger agreement resulted in those actions by a governmental authority);

•	the merger is not completed on or before December 31, 2004 (although this termination right is not available to a party whose failure to comply with the merger agreement resulted in the failure to complete the merger by that date);

•	the other party’s board of directors provide written notice that the other party has determined to accept an alternative proposal that it believes is more favorable to its stockholders than the merger;

•	either party’s stockholders fail to approve the merger at their respective special meetings; or

•	the Argon financial statements for fiscal years 2001, 2002 and 2003 audited by Grant Thornton LLP have disclosed a change from the financial statements of Argon for those years audited by Argon’s previous auditor that constitutes a material adverse effect on Argon.

      In addition, either party may terminate the merger agreement if:

•	the other party’s board of directors adversely changes its recommendation that its stockholders vote in favor of the merger or recommends an alternative acquisition proposal; or

•	subject to certain exceptions, the other party has breached its covenants and agreements or representations and warranties, which breach is incapable of cure or cannot be cured after an applicable cure period and would cause the failure of such other party’s conditions to the closing of the merger.

Expenses and termination fees (see page 75)

      Unless the merger agreement is terminated under certain circumstances described in the merger agreement, all fees and expenses incurred in connection with the merger agreement shall be paid by the party incurring such expenses.

      The merger agreement provides that in several circumstances described more fully beginning on page 73, either party may be required to pay a termination fee of $3.75 million to the other party, plus the other party’s costs and expenses incurred in connection with the merger.

Argon and Sensytech have agreed not to solicit other offers (see page 70)

      Subject to certain exceptions, the merger agreement prohibits either party or its agents from directly or indirectly soliciting, knowingly encouraging, participating in any discussions regarding, furnishing any non-public information with respect to, or assisting or facilitating any proposal from any third party to acquire such party.

Accounting treatment of the merger (see page 58)

      The merger will be accounted for as a “reverse acquisition” using the purchase method of accounting for business combinations, with Argon being considered the acquirer of Sensytech, in conformity with accounting principles generally accepted in the United States of America. This means that Argon will allocate the purchase price to the fair value of tangible and intangible assets acquired and liabilities assumed from Sensytech at the effective time of the merger, with the excess purchase price being recorded as goodwill. Under the purchase method of accounting, goodwill is not amortized but is tested for impairment at least annually, or as impairment indicators arise.

Directors and executive officers of Sensytech following the merger (see page 76)

      On or prior to the effective time of the merger, Sensytech’s board of directors will be increased to ten (10) directors. Seven (7) of the members of the new Sensytech board of directors will be designated by Argon and three (3) of the members will be designated by Sensytech, subject to the approval of Argon. Any current Sensytech director who will not continue as a director following the merger will submit his resignation as a director to Sensytech on or prior to the effective time.

      Argon has designated Argon’s three current directors, Terry L. Collins, Ph.D., Victor F. Sellier and Thomas E. Murdock, as well as Delores M. Etter, Ph.D., David A. Karlgaard, Ph.D., Peter A. Marino, and Robert McCashin to serve on the Sensytech board following the closing. Sensytech has designated three of its current directors, S. Kent Rockwell, John Irvin and Lloyd A. Semple, to serve on the board following the merger, and Argon has approved these individuals for such service.

      The parties have also determined the executive officers of Sensytech following the merger, and they are identified on page 78.

Dissenters’ rights (see page 60)

      Argon stockholders are entitled to exercise dissenters’ rights with respect to the merger and, if the merger is completed and they perfect their dissenters’ rights, to receive payment in cash for the fair value of their shares of Argon stock. In general, to preserve their dissenters’ rights, Argon stockholders who wish to exercise these rights must:

•	deliver a notice of intent to demand payment for their shares to Argon at or before the time the vote is taken at the Argon special meeting;

•	not vote their shares for approval of the merger agreement;

•	continuously hold their shares of Argon stock from the date they make the notice of intent to demand payment through the closing of the merger; and

•	comply with the other procedures set forth in Section 13.1-729 through 13.1-741 of the Virginia Stock Corporations Act (VSCA).

      The text of Section 13.1-729 through 13.1-741 of the VSCA governing dissenters’ rights is attached to this joint proxy statement/ prospectus as Annex C. Failure to comply with the procedures described in Annex C will result in the loss of dissenters’ rights. We urge you to read the text of Section 13.1-729 through 13.1-741 of the VSCA governing dissenters’ rights carefully.

Comparison of stockholder rights (see page 126)

      The rights of stockholders of Argon as stockholders of Sensytech after the merger will be governed by Delaware law and Sensytech’s existing certificate of incorporation and its existing bylaws. Those rights differ significantly from the current rights of Argon stockholders under Virginia law and Argon’s articles of incorporation and bylaws.

Market price information (see page 21)

      Shares of Sensytech common stock are listed on the Nasdaq National Market. On June 4, 2004, the last full trading day prior to the public announcement of the proposed merger, Sensytech’s common stock closed at $20.94 per share. On August      ●     , 2004, the latest practicable date before the printing of this joint proxy statement/prospectus, Sensytech’s common stock closed at $     ●      per share. The common stock of Argon is not publicly traded. The companies urge you to obtain current market quotations for Sensytech common stock.

Listing of Sensytech common stock (see page 63)

      Sensytech’s common stock is currently traded on the Nasdaq National Market under the symbol “STST.” The Sensytech common stock to be issued in the merger will be listed for trading on the Nasdaq National Market.

Restrictions on the ability to sell Sensytech common stock (see page 63)

      All shares of Sensytech common stock to be received by Argon stockholders in connection with the merger will be freely transferable unless the holder is an affiliate of either Argon or Sensytech under the Securities Act.

Material federal income tax considerations (see page 59)

      The merger generally is intended to qualify as a tax-free transaction, and it is a condition to the merger that Sensytech and Argon each receive legal opinions from counsel to the effect that the merger will constitute a reorganization within the meaning of Section 368(a) of the Internal Revenue Code. Sensytech and Argon expect that if the merger is completed, Sensytech and Argon stockholders will not recognize gain or loss for federal income tax purposes except with respect to the receipt of cash as a result of any exercise of dissenters’ rights.

      Tax matters are very complicated, and the tax consequences of the merger to you will depend on the facts of your own situation. You should consult your tax advisor for a full understanding of the tax consequences of the merger to you.

      This summary may not contain all of the information that is important to you. You should carefully read this entire document for a more complete understanding of the merger. In particular, you should read the documents attached to this joint proxy statement/ prospectus, including the merger agreement, which is attached to this joint proxy statement/ prospectus as Annex A.

SELECTED HISTORICAL FINANCIAL DATA

Selected historical financial information of Argon

      The following table sets forth Argon’s selected consolidated financial data for each of the five fiscal years ended September 30, 2003 and the six month periods ended March 28, 2004 and March 30, 2003, respectively. Such information has been prepared from Argon’s audited financial statements for 2001 through 2003 and its unaudited financial statements for other periods presented. You should read this information together with the financial statements and other financial information contained elsewhere in this joint proxy statement/ prospectus.

						Six Months Ended
	Years Ended September 30,
						March 30,	March 28,
	1999	2000	2001	2002	2003	2003	2004

	(Unaudited)	(Unaudited)
	(Unaudited)
	(In thousands, except per share data)

Contract Revenue	$17,828	$19,103	$41,396	$61,759	$79,349	$34,077	$49,976
Direct and Allocable Contract Costs

Cost of Revenues	15,664	16,397	35,169	51,034	65,271	28,488	41,029

General and Administrative Expenses	938	964	3,101	5,181	5,844	2,602	3,595

	16,602	17,361	38,270	56,215	71,115	31,090	44,624

Income from Operations	1,226	1,742	3,126	5,544	8,234	2,987	5,352

Other Income (Expense), Net	35	102	42	62	31	13	46

Income before Provision For Income Taxes	1,261	1,844	3,168	5,606	8,265	3,001	5,398

Provision for Income Taxes	(488)	(702)	(1,139)	(2,021)	(2,696)	(1,083)	(1,992)

Net Income	$773	$1,142	$2,029	$3,585	$5,569	$1,918	$3,406

Earnings Per Share

Basic	$0.16	$0.24	$0.41	$0.64	$0.95	$0.33	$0.56

Diluted	$0.14	$0.20	$0.32	$0.57	$0.88	$0.29	$0.51

	September 30,
						March 30,	March 28,
	1999	2000	2001	2002	2003	2003	2004

						(Unaudited)

	(In thousands)

Balance Sheet Data

Cash and Cash Equivalents	$2,722	$1,505	$4,215	$5,231	$4,100	$1,721	$10,439

Total Assets	$6,856	$5,641	$15,163	$20,090	$23,736	$23,082	$31,190

Total Debt	$550	$447	$309	$172	$34	$103	$395

Stockholders’ Equity	$1,204	$2,352	$4,323	$7,944	$11,010	$9,868	$13,772

Other Data

Backlog (unaudited)	$13,680	$25,134	$76,380	$96,799	$157,070	$99,018	$186,706

Dividends	$—	$—	$—	$—	$(2,462)	$—	$—

Selected historical financial information of Sensytech

      The following table sets forth Sensytech’s selected consolidated financial data for each of the five fiscal years ended September 30, 2003 and the six month periods ended March 31, 2004 and 2003, respectively. Such information has been prepared from Sensytech’s audited consolidated financial statements for 1999 through 2003 and the unaudited consolidated financial statements of Sensytech for the six months ended March 31, 2003 and 2004. You should read this information together with the consolidated financial statements and other financial information contained elsewhere in this joint proxy statement/ prospectus.

						Six Months Ended
	Years Ended September 30,					March 31,

	1999	2000	2001	2002	2003	2003	2004

						(Unaudited)

	(In thousands, except per share data)

Consolidated Statement of Earnings Data:

Contract revenue	$26,424	$22,706	$16,391	$32,290	$53,183	$24,576	$26,684
Costs and expenses

Costs of revenues	19,237	16,195	11,744	24,855	40,614	18,739	19,355

General and administrative expenses	4,251	3,974	2,901	3,782	5,876	2,622	4,224

Total costs and expenses	23,488	20,169	14,645	28,637	46,490	21,361	23,579

Income from operations	2,936	2,537	1,746	3,653	6,693	3,215	3,105
Other income (expenses)

Interest (expense) income, net	(40)	116	141	(4)	72	(5)	42

Other income (expense), net	—	39	116	60	22	(3)	7

Income before income taxes	2,896	2,692	2,003	3,709	6,787	3,207	3,154

Income tax provision	(1,207)	(1,026)	(779)	(1,520)	(2,735)	(1,316)	(1,250)

Net income	$1,689	$1,666	$1,224	$2,189	$4,052	$1,891	$1,904

Per share amount

Basic earnings per share	$0.42	$0.42	$0.31	$0.54	$0.66	$0.33	$0.29

Diluted earnings per share	$0.40	$0.40	$0.30	$0.52	$0.65	$0.32	$0.28

	Years Ended September 30,					As of March 31,

	1999	2000	2001	2002	2003	2003	2004

						(Unaudited)

	(In thousands, except per share data)

Consolidated Balance Sheet Data:

Cash and cash equivalents	$3,076	$1,512	$4,362	$700	$13,445	$14,368	$10,066

Total assets	$13,787	$14,384	$13,766	$25,852	$44,438	$39,818	$44,299

Total debt	$111	$38	$—	$2,900	$—	$—	$—

Shareholders’ equity	$9,112	$10,754	$11,986	$14,666	$35,933	$33,228	$38,496

						Six Months Ended
	Years Ended September 30,					March 31,

	1999	2000	2001	2002	2003	2003	2004

	(In thousands, except per share data)

Other Data:

Backlog (unaudited)	$17,106	$7,033	$5,884	$29,571	$29,341	$29,574	$24,638

SUMMARY UNAUDITED PRO FORMA CONDENSED COMBINED

CONSOLIDATED FINANCIAL DATA

      The following summary unaudited pro forma condensed combined consolidated financial data gives effect to the proposed merger between Sensytech and Argon. The merger will be accounted for as a reverse acquisition. As a reverse acquisition, the financial statements will reflect Argon on a historical basis and will include the results of operations of Sensytech from the effective date of the merger. This data is derived from, and should be read in conjunction with, the unaudited pro forma condensed combined consolidated financial statements and related notes thereto, which you can find beginning on page 133 of this joint proxy statement/ prospectus. The table below presents summary financial data from the Argon and Sensytech unaudited pro forma condensed combined consolidated statements of operations for the year ended September 30, 2003 and for the six months ended March 31, 2004 as if the merger had occurred on October 1, 2002. The unaudited pro forma condensed combined consolidated balance sheet data presents the combined financial position of Argon and Sensytech as of March 31, 2004 assuming the merger had occurred as of that date.

      The pro forma condensed combined consolidated financial statements have been presented assuming an exchange ratio of two shares of Sensytech common stock in exchange for each share of Argon common stock pursuant to the merger agreement.

      There can be no assurance that Sensytech and Argon will not incur charges in excess of those included in the pro forma adjustments related to the merger or that management will be successful in its effort to integrate the operations of the companies.

      The pro forma information is presented for illustrative purposes only and is not necessarily indicative of the operating results that would have occurred if the proposed merger had been consummated on October 1, 2002 or the financial position that would have occurred if the proposed merger had been consummated on March 31, 2004, nor is it necessarily indicative of future operating results or financial position. The pro forma adjustments are based upon information and assumptions available at the time of the filing of the registration statement of which this joint proxy statement/prospectus is a part. The pro forma information should be read in conjunction with the unaudited pro forma condensed combined consolidated financial statements and related notes thereto included elsewhere in this joint proxy statement/prospectus and with Sensytech’s and Argon’s historical consolidated financial statements and related notes thereto included in this joint proxy statement/prospectus.

	Pro Forma Combined

	Year Ended	Six Months Ended
	September 30, 2003	March 31, 2004

Contract Revenue	$132,532,052	$76,659,540
Direct and Allocable Contract Costs

Cost of Revenues	106,269,239	60,575,882

General and Administrative Expenses	12,121,651	8,057,370

	118,390,890	68,633,252

Income from Operations	14,141,162	8,026,288

Other Income (Expense), Net	124,804	95,570

Income Before Provision For Income Taxes	14,265,966	8,121,858

Provision for Income Taxes	5,132,347	3,078,400

Net Income	$9,133,619	$5,043,458

Earnings per Share

Basic	$0.51	$0.27

Diluted	$0.48	$0.25

Weighted-Average Shares Outstanding

Basic	17,873,788	18,757,323

Diluted	18,882,308	20,019,285

Pro Forma
Combined as of
March 31, 2004

Balance Sheet Data

Cash and Cash Equivalents	$10,050,318

Working Capital	33,016,958

Total Assets	178,474,695

Total Debt	394,864

Stockholders’ Equity	153,903,017

COMPARATIVE PER SHARE DATA

      The following table presents historical and unaudited pro forma per share data of Argon and Sensytech as of and for the six and twelve months ended March 31, 2004 and September 30, 2003, respectively. The data presented below should be read in conjunction with the historical consolidated financial statements of Argon and Sensytech included in this proxy statement/prospectus and the pro forma financial information set forth under “Unaudited Pro Forma Condensed Combined Consolidated Financial Statements” in this proxy statement/prospectus.

      Diluted earnings per share data are calculated using the diluted weighted average equivalent shares. The historical book value per share information was based upon outstanding shares of common stock for each company. Pro forma earnings per share from continuing operations were derived from the pro forma information presented under “Unaudited Pro Forma Condensed Combined Consolidated Financial Statements.” Pro forma cash dividends per share reflect Sensytech’s historical dividends paid in the period indicated.

      Argon pro forma equivalent per share amounts are calculated by multiplying the unaudited Sensytech pro forma combined per share data by the exchange ratio of two shares of Sensytech common stock for each share of Argon common stock.

	As of or for the
	Six Months	For the Year
	Ended	Ended
	March 31, 2004	September 30, 2003

Sensytech Historical:(1)

Earnings per diluted share	$0.28	$0.65

Book value per share	$5.88	$5.54

Argon Historical:

Earnings per diluted share	$0.51	$0.88

Book value per share	$2.25	$1.79

Cash dividends per common share	—	$.40

Unaudited Pro Forma:

Per Sensytech common share

Earnings per diluted share	$.25	$.48

Cash dividends per share	—	—

Book value per share	$8.17	$7.99

Per Argon common share

Earnings per diluted share	$.50	$.96

Cash dividends per share	$—	$—

Book value per share	$16.34	$15.98

(1)	Sensytech did not pay cash dividends on its common stock in fiscal year 2003 or the six months ended March 31, 2004.

MARKET PRICE AND DIVIDEND INFORMATION

Recent share prices

      Sensytech’s common stock has traded on the Nasdaq National Market under the symbol “STST” since November 20, 2002. Before that time, it was traded on the Nasdaq SmallCap Market. Argon’s common stock is not publicly traded. In the opinion of Argon management, because of a lack of any market for shares of Argon stock, transactions in Argon stock of which Argon is aware are not frequent enough to constitute representative prices. The table below sets forth the high and low sales prices of Sensytech common stock for the periods indicated. The prices indicated below have been appropriately adjusted to give retroactive effect to all stock splits that have occurred through the date of this joint proxy statement/ prospectus.

      The following table sets forth the range of high and low actual sales prices of Sensytech’s common stock for the periods indicated.

	High	Low

Fiscal 2004

Fourth Quarter (through August ● ,)	24.00	20.03

Third Quarter	24.97	15.52

Second Quarter	15.87	13.45

First Quarter	17.27	11.91

Fiscal 2003

Fourth Quarter	20.45	13.25

Third Quarter	14.74	9.52

Second Quarter	12.43	9.11

First Quarter	12.02	6.93

Fiscal 2002

Fourth Quarter	10.12	6.81

Third Quarter	10.46	8.00

Second Quarter	9.49	5.85

First Quarter	9.23	5.35

      The above table shows only historical comparisons and may not provide meaningful information to Argon stockholders in determining whether to approve the merger proposal or Sensytech stockholders in determining whether to approve the issuance proposal or the charter amendment proposal. Sensytech and Argon stockholders are urged to obtain current market quotations for Sensytech common stock and to carefully review the other information contained in this joint proxy statement/ prospectus in considering whether to adopt the merger agreement. Please refer to the section of this joint proxy statement/ prospectus entitled “Where You Can Find More Information beginning on page 139.

      The closing price per share of Sensytech common stock as reported on the Nasdaq National Market on June 4, 2004, the last full trading day preceding public announcement that Sensytech and Argon had entered into the merger agreement, was $20.94, and on August      ●     , 2004, the last full trading day for which closing prices were available at the time of the printing of this joint proxy statement/ prospectus was $     ●     .

      No assurance can be given as to the market price of Sensytech common stock at any time after the merger. The exchange ratio will not be adjusted upward to compensate Argon stockholders for decreases in the market price of Sensytech common stock that could occur before the merger becomes effective. In the event the market price of Sensytech common stock decreases or increases prior to the consummation of the merger, the value of Sensytech common stock to be received in the merger in exchange for Argon common stock would correspondingly decrease or increase.

Dividend information

      Sensytech has never paid any cash dividends on its shares of common stock and does not plan to do so prior to completion of the merger. Prior to the closing of the merger, Argon is expected to pay a dividend or dividends on its shares of common stock in the aggregate amount of $8,000,000. If the merger is not consummated, Argon may, in the discretion of its board of directors, pay dividends to its stockholders. It is anticipated that after the merger, the Sensytech board of directors will continue its policy of retaining all earnings for use in its business and not paying cash dividends.

Number of stockholders

      As of August 1, 2004, the record date for the Sensytech special meeting of stockholders, there were approximately      ●     stockholders of record of Sensytech’s common stock. As of      ●     , 2004, the record date for the Argon special meeting of stockholders there were approximately      ●     stockholders of record of Argon’s Class A common stock and      ●     stockholders of Argon’s Class B common stock.

RISK FACTORS

      In deciding whether to vote in favor of the merger you should carefully consider the following matters. These matters have been grouped under three separate headings: “Risks Related to the Merger,” which discusses the risks of combining Sensytech’s and Argon’s companies, risks under the merger agreement and potential conflicts of interest, “Industry and Business Risks Related to Sensytech and Its Business,” which discusses the specific risks related to Sensytech’s business and “Industry and Business Risks Related to Argon and Its Business,” which discusses the specific risks related to Argon’s industry and Argon’s business. If any of these risks actually materialize, the business, financial condition or prospects of Sensytech and Argon may be seriously harmed. In such case, the market price of Sensytech common stock may decline, and you may lose all or part of your investment. See “Cautionary Statement Concerning Forward-Looking Statements” on page 38.

Risks Related to the Merger

      The merger involves risk for Sensytech and Argon stockholders. Argon stockholders will be choosing to invest in Sensytech common stock by voting in favor of the merger. In addition to other information included in this joint proxy statement/ prospectus, including the matters addressed in the section of this joint proxy statement/ prospectus entitled “Cautionary Statements Concerning Forward-Looking Statements” beginning on page 38, you should carefully consider the following risks before deciding whether to vote in favor of approval of the merger agreement, in the case of Argon stockholders, or for the amendment to the certificate of incorporation and the issuance of shares of Sensytech common stock pursuant to the merger agreement, in the case of Sensytech stockholders. Please refer to the section of this joint proxy statement/ prospectus entitled “Where You Can Find More Information” beginning on page 139. Additional risks and uncertainties not presently known to Sensytech or Argon or that are not currently believed to be important to you may also adversely affect the merger and Sensytech following the merger.

Sensytech and Argon may be unable to obtain the stockholder approvals required to complete the merger.

      The closing of the merger is subject to approvals by the stockholders of Argon and Sensytech, which, although likely, might not be obtained. The issuance of shares of Sensytech common stock pursuant to the merger agreement requires the affirmative vote of a majority of the total votes cast at the Sensytech special meeting, provided a quorum is present at the meeting. The amendment to Sensytech’s certificate of incorporation to increase its authorized capital stock requires the affirmative vote of the holders of at least a majority of the outstanding shares of Sensytech common stock entitled to vote at the Sensytech special meeting. Approval of the merger agreement by Argon requires the affirmative vote of the holders of at least two-thirds of the shares of Argon Class A common stock and at least two-thirds of the shares of Argon Class B common stock. If any of these stockholder approvals are not obtained, the conditions to the closing of the merger will not be satisfied and the closing of the merger will not occur.

The number of shares that Argon stockholders will be entitled to receive is fixed; if the market price of Sensytech’s common stock declines, Argon stockholders will be entitled to receive less in value for their Argon stock.

      Upon the closing of the merger, each holder of shares of Argon common stock will be entitled to receive two shares of Sensytech common stock for each share of Argon stock held by such stockholder at the closing of the merger. The market value of Sensytech’s shares fluctuates based upon general market and economic conditions, Sensytech’s business and prospects and other factors, as discussed in this joint proxy statement/ prospectus. Because the consideration in the merger depends on the value of Sensytech’s common stock at the closing, the exact value of the consideration that Argon stockholders will be entitled to receive in the merger cannot now be determined.

      There will be no upward adjustment to the exchange ratio (except for reclassifications to reflect the effect of any stock split, reverse stock split, stock dividend, reorganization, recapitalization, reclassification or other like change with respect to Sensytech common stock or Argon common stock), and the parties do not have the right to terminate the merger agreement based upon changes in the market price of Sensytech common stock. Accordingly, if Sensytech’s stock price decreases, Argon’s stockholders will receive less in value for their shares of Argon stock. If Sensytech’s stock price increases, Argon’s stockholders will receive more in value for their shares of Argon stock.

Some of the directors and executive officers of Sensytech and Argon have interests and arrangements that could have affected their decisions to support or approve the transaction.

      Following the merger, seven (7) of the members of the board of directors of Sensytech will consist of directors designated by Argon, and three (3) of the members will be designated by Sensytech, subject to the approval of Argon. All current directors of Argon will become directors of the combined company as of the closing date of the merger. In addition, all current executive officers of Argon will become executive officers of Sensytech following the merger. Of the current Sensytech directors, it is expected that S. Kent Rockwell, John Irvin and Lloyd A. Semple will continue as directors following the merger. Of the current Sensytech executive officers, it is expected that Mr. Rockwell and Donald F. Fultz will continue as executive officers of the combined company following the merger. See “Directors and Management Following the Merger” beginning on page 76.

      Each of Mr. Rockwell and Mr. Fultz have retention agreements with Sensytech that provide for payments in the event the executive is terminated within a 24-month period following the merger, other than for “cause,” or if the executive remains employed by Sensytech 24 months following the closing of the merger.

      Certain Sensytech directors and executive officers have options that, along with all other Sensytech options not previously vested prior to the merger, will vest and become exercisable upon completion of the merger. Certain Argon executive officers have options that will be converted into options to purchase Sensytech common stock upon the merger.

      As a result of these arrangements, the directors and executive officers of Argon and Sensytech may have interests that are different from, or are in addition to, the interests of other Argon and Sensytech stockholders in the merger, and these officers and directors could be more likely to vote to approve, and recommend the approval of, the merger and the merger agreement, than if they did not hold these interests. See “The Merger — Interests of certain persons in the merger” beginning on page 55.

The stock price and businesses of Sensytech and Argon may be adversely affected if the merger is not completed.

      If the merger is not completed, the market price of Sensytech common stock may decline. In addition, Sensytech’s and Argon’s businesses and operations may be harmed to the extent that customers, suppliers and others believe that the companies cannot effectively compete in the marketplace without the transaction, or there is customer or employee uncertainty surrounding the future direction of the product offerings and strategy of Sensytech or Argon on a stand-alone basis. Completion of the merger is subject to several closing conditions, including obtaining requisite stockholder approvals, and Sensytech and Argon may be unable to obtain such approvals on a timely basis or at all. If the transaction is not completed, Sensytech would not derive the strategic benefits expected to result from the transaction. Sensytech and Argon will also be required to pay significant costs incurred in connection with the transaction, including legal, accounting and financial advisory fees, whether or not the transaction is completed. Moreover, under specified circumstances described in this joint proxy statement/ prospectus, Sensytech may be required to pay Argon a termination fee in excess of $3,750,000, or Argon may be required to pay Sensytech a termination fee in excess of $3,750,000, pursuant to the merger agreement, in connection with the termination of the merger agreement. See “The Merger Agreement — Conditions to closing the merger” and “— Termination Fees” below.

Although we expect that the merger will result in benefits to the combined company, the combined company may not realize those benefits because of integration and other challenges.

      Any failure of the combined company to meet the challenges involved in integrating the operations of Sensytech and Argon successfully or to realize any of the anticipated benefits or synergies of the merger could seriously harm the results of the combined company. Realizing the benefits of the merger will depend in part on the ability of the combined company to overcome significant challenges, including timely, efficient and successful execution of post-merger strategies, including:

•	combining the operations of two companies;

•	integrating and managing the combined company;

•	retaining and assimilating the key personnel of each company;

•	retaining existing customers of each company and attracting new customers;

•	retaining strategic partners of each company and attracting new strategic partners; and

•	creating and maintaining uniform standards, controls, procedures, policies and information.

      The risks related to the execution of these post-merger strategies include:

•	potential disruption of the combined company’s on-going business and distraction of its management;

•	difficulty inherent in combining product offerings and coordinating sales and marketing efforts to effectively communicate the capabilities of the combined company;

•	potential need to demonstrate to customers that the merger will not result in adverse changes in customer service standards or business; and

•	impairment of relationships with employees, suppliers and customers as a result of any integration of new management personnel.

The significant costs associated with the merger may not prove to be justified in light of the benefits ultimately realized and could adversely affect future liquidity and operating results.

      Argon estimates that it will incur direct transaction costs of approximately $1,650,000 associated with the merger, which will be included as a part of the total purchase cost for accounting purposes. In addition, Sensytech estimates that it will incur direct transaction costs estimated to be $805,000 which will be expensed as incurred. These are estimates that are subject to change. The combined entity may incur charges to operations, which are not currently reasonably estimable, in the quarter in which the merger is completed or the following quarters, to reflect costs associated with integrating the two companies. The combined company may incur additional material charges in subsequent quarters to reflect additional costs associated with the merger. The significant costs associated with the merger may not prove to be justified in light of the benefits ultimately realized.

Charges to earnings resulting from the application of the purchase method of accounting may adversely affect the market value of the combined company’s common stock following the merger.

      In accordance with accounting principles generally accepted in the United States of America, the combined company will account for the merger using the “reverse acquisition purchase” method of accounting, which will result in charges to earnings that could have a material adverse effect on the market value of Sensytech common stock following the closing of the merger. Under the “reverse acquisition purchase” method of accounting, Argon will be considered the acquiror in the transaction and the acquired company Sensytech will value its assets, including intangible assets and liabilities, on the basis of fair market values at the date of closing, and record the excess as goodwill. The combined company will incur additional depreciation and amortization expense over the useful lives of certain of the net tangible and intangible assets acquired in connection with the merger. In addition, to the extent the value of goodwill becomes impaired, the combined company may be required to incur material charges relating to the impairment of those assets. These depreciation, amortization and potential impairment charges could have a material adverse effect on the combined company’s results of operations.

The loss of Small Business Innovation Research (SBIR) program eligibility may adversely affect the combined company’s research and development costs and revenues.

      Argon and Sensytech have each conducted research and development activities under the U.S. government’s Small Business Innovation Research (SBIR) program. The SBIR program provides funds to qualified small businesses to further their technological research and development activities and provides incentives to these companies to profit from commercialization of their technology. SBIR funding represents both revenues and outside research and development investment dollars for companies who receive it. As a result of the merger, the combined company will not meet the size of company qualifications under the SBIR program and will not be eligible to receive SBIR Phase I and Phase II funding. The combined company intends to seek replacement research and development funding from several sources, including funding from existing government customers under non-SBIR programs. Although overall research and development activity is not expected to be adversely affected the loss of SBIR funding, the combined company’s inability to replace SBIR funds with funds from other sources could result in reduced revenues and higher internal research and development costs, and therefore adversely affect the combined company’s operating results.

In order to be successful, the combined company must retain and motivate key employees, which could be more difficult in light of uncertainty regarding the merger, and failure to do so could seriously harm the combined company.

      In order to be successful, the combined company must retain and motivate executives and other key employees, including those in managerial, sales and technical positions. Employees of Sensytech or Argon may experience uncertainty about their future role with the combined company until or after strategies with regard to the combined company are announced or executed. These circumstances may adversely affect the combined company’s ability to attract and retain key management, sales and technical personnel. The combined company also must continue to motivate employees and keep them focused on the strategies and goals of the combined company, which may be particularly difficult because of the potential distractions of the merger.

Resales of Sensytech common stock following the merger may cause the market price of Sensytech’s common stock to decrease.

      As of July 12, 2004, Sensytech had 6,633,889 shares of common stock outstanding, and an aggregate of 698,600 shares of Sensytech common stock were issuable upon the exercise of outstanding employee or director stock options. Sensytech expects that, in connection with the merger, it will issue      ●     shares of Sensytech common stock in exchange for outstanding shares of Argon common stock. In addition, outstanding options to purchase Argon common stock will be converted to options to purchase approximately      ●     shares of Sensytech common stock. In addition, any options to purchase Sensytech common stock that are unvested prior to the merger will immediately vest and become exercisable upon the merger. The issuance of these new shares of Sensytech common stock, and the sale of additional shares of Sensytech common stock that may become eligible for sale in the public market from time to time upon exercise of options or other rights, will increase the total number of shares of Sensytech common stock outstanding. This increase will be substantial. Sales of a significant number of shares of Sensytech common stock could have the effect of depressing the market price for Sensytech common stock.

The merger’s announcement or completion could result in disruptions in business, loss of customers or contracts or other adverse changes.

      The announcement or consummation of the merger may cause disruptions, including potential loss of customers and other business partners, in the business of Sensytech or Argon, which could have material adverse effects on each company’s or the combined company’s business and operations.

      Although Sensytech and Argon each believe that its relationships with its government customers is and will remain stable following the merger, Sensytech’s and Argon’s customers, suppliers, licensors and other business partners, in response to the announcement or consummation of the merger, may adversely change or terminate their relationships with either company or the combined company, which could have a material adverse effect on the business of Argon, Sensytech or the combined company following the merger. Certain of Sensytech’s or Argon’s current or potential customers may cancel or defer requests for each company’s services.

The merger may be completed even though material adverse changes may result from changes in the economy, industry-wide changes and other causes.

      In general, either party may refuse to complete the merger if there is a material adverse change affecting the other party before the closing. Certain types of changes, however, will not prevent the completion of the merger, even if they would have a material adverse effect on Sensytech or Argon, including:

•	changes or events in the economy in general, except if Argon or Sensytech, as the case may be, is disproportionately affected by the change or event; and

•	changes or events relating to the industry in which Argon and Sensytech operate not specifically relating to Argon or Sensytech, as the case may be, except if the company is disproportionately affected by the change or event.

      If material adverse changes occur but Sensytech and Argon must still complete the merger, Sensytech’s stock price may suffer. This in turn may reduce the value of the merger to Argon stockholders.

The pro forma financial statements are not an indicator of the combined company’s financial condition or results of operations following the merger.

      The pro forma financial statements contained in this joint proxy statement/ prospectus are not an indicator of the combined company’s financial condition or results of operations following the merger for several reasons. The pro forma financial statements have been derived from the historical financial statements of Sensytech and Argon and many adjustments and assumptions have been made regarding the combined company after giving effect to the merger. The information upon which these adjustments and assumptions have been made is preliminary, and these kinds of adjustments and assumptions are difficult to make with complete accuracy. As a result, the actual financial condition and results of operations of the combined company following the merger may not be consistent with, or evident from, these pro forma financial statements.

      In addition, the actual earnings per share, which is referred to as EPS, of the combined company following the merger may decrease below that reflected in the pro forma financial information for several reasons. The assumptions used in preparing the pro forma financial information may not prove to be accurate and other factors may affect the combined company’s actual EPS following the merger. See the section entitled “Unaudited Pro Forma Condensed Combined Consolidated Financial Statements” beginning on page 133. Any potential decline in Sensytech’s EPS may cause significant variations in the stock price of the combined company.

The effective tax rate of the combined company is uncertain.

      The impact of the merger on the overall effective tax rate of the combined company is uncertain. Although the combined company will attempt to optimize its overall effective tax rate, it is impossible to predict the effective tax rate of the combined company accurately. The combination of the operations of Sensytech and Argon may result in an overall effective tax rate for the combined company that is higher than Sensytech’s currently reported tax rate, and it is possible that the effective tax rate of Sensytech and Argon as a combined company may exceed the weighted average of the pre-merger tax rates of Sensytech and Argon. However, Sensytech and Argon do not expect to lose any existing tax benefits as a result of the merger.

Industry and Business Risks Related to Sensytech and Its Business

      If the merger is successfully completed, holders of Argon stock will become holders of Sensytech common stock. Sensytech’s business differs from Argon’s business, and Sensytech’s results of operations, as well as the price of Sensytech common stock, may be affected by factors different than those affecting Argon’s results of operations and the price of Argon common stock before the merger.

Sensytech’s business results are significantly affected by the U.S. government contract rules.

      Generally, government contracts are subject to oversight audits by government representatives. Provisions in these contracts permit termination, in whole or in part, without prior notice, at the government’s convenience. Compensation in the event of a termination is limited to work completed at the time of termination. In the event of termination, the contractor will receive a certain allowance for profit on the work performed. In addition, all contracts with the federal government contain provisions, and are subject to laws and regulations, that give the government rights and remedies not typically found in commercial contracts, including rights that allow the government to:

•	terminate existing contracts for convenience, which affords the federal government the right to terminate the contract in whole or in part anytime it wants for any reason or no reason, as well as for default;

•	reduce or modify contracts or subcontracts, if its requirements or budgetary constraints change;

•	cancel multi-year contracts and related orders, if funds for contract performance for any subsequent year become unavailable;

•	claim rights in products and systems produced by Sensytech;

•	adjust contract costs and fees on the basis of audits completed by its agencies;

•	suspend or debar Sensytech from doing business with the U.S. federal government; and

•	control or prohibit the export of Sensytech’s products.

      Sensytech’s U.S. federal government contracts include fixed-price contracts, cost reimbursement contracts, including, cost-plus-fixed-fee, cost-plus-award fee, and cost-plus-incentive fee, and time and material contracts.

      Fixed-price. These contracts are not subject to adjustment by reason of costs incurred in the performance of the contract. With this type of contract, Sensytech assumes the risk that it will be able to perform at a cost below the fixed-price, except for costs incurred because of contract changes ordered by the customer.

      Cost-reimbursement. Cost-plus-fixed-fee contracts are cost-reimbursement contracts that provide for payment to Sensytech of a negotiated fee that is fixed at the inception of the contract. This fixed fee does not vary with actual cost of the contract, but may be adjusted as a result of changes in the work to be performed under the contract. This contract poses less risk than a fixed price contract, but Sensytech’s ability to win future contracts from the procuring agency may be adversely affected if Sensytech fails to perform within the maximum cost set forth in the contract.

      A cost-plus-award-fee contract is a cost reimbursement contract that provides for a fee consisting of a base amount (which may be zero) fixed at inception of the contract and an award amount, based upon the government’s satisfaction with our performance under the contract. With this type of contract, Sensytech assumes the risk that it may not be awarded the award fee, or only a portion of it, if it does not perform satisfactorily.

      A cost-plus-incentive-fee contract is a cost-reimbursement contract that provides for an initially negotiated fee to be adjusted later by a formula based on the relationship of total allowable costs to total target costs. As is the case with all cost-reimbursement contracts, Sensytech assumes the risk that, if its costs are not allowable under the terms of the contract or applicable regulations, it may not be able to recover these costs.

      Time-and-materials. These contracts require Sensytech to deliver services on the basis of direct labor hours at specified fixed hourly rates that include all its direct and indirect costs, such as wages, overhead, general and administrative expenses, and profit, and other materials at cost. With respect to these contracts, Sensytech assumes the risk that it will be able to perform these contracts at these negotiated hourly rates.

      Sensytech is subject to various statutes and regulations governing government contracts generally and defense contracts specifically. These statutes and regulations carry substantial penalty provisions including suspension or debarment from government contracting or subcontracting for a period of time, if Sensytech is found to have violated any of these regulations. Among the causes for debarment are violations of various statutes, including those related to procurement integrity, export control, government security regulations, employment practices, the protection of the environment, the accuracy of records, and the recording of costs. Sensytech carefully monitors all of its contracts and contractual efforts to minimize the possibility of any violation of these regulations.

      As a government contractor, Sensytech is subject to government audits, inquiries and investigations. Sensytech has experienced minimal audit adjustments over the past ten years. The Defense Contract Audit Agency has completed its audit of Sensytech contracts through the fiscal year ended September 30, 2001. Sensytech is still subject to adjustment on its performance during subsequent years.

Security breaches in classified government programs could adversely affect Sensytech’s business.

      Many of the programs Sensytech supports and systems it develops, installs and maintains involve managing and protecting information involved in intelligence, national security and other classified government functions. A security breach by Sensytech or its employees in the course of its development, production or service activities could cause serious harm to Sensytech’s business, damage its reputation and prevent it from being eligible for further work on critical classified programs for U.S. federal government customers.

Sensytech must recruit and retain skilled employees to succeed in its labor-intensive business.

      Sensytech believes that an integral part of its success is its ability to locate and hire employees who have advanced engineering and technical services skills and who work well with its customers in a government or defense-related environment. These employees are in great demand and are likely to remain a limited resource in the foreseeable future. If Sensytech is unable to recruit and retain a sufficient number of these employees, its ability to maintain and grow its business could be negatively impacted.

Sensytech business is dependent upon obtaining and maintaining required security clearances.

      Most of Sensytech’s U.S. federal government contracts require its employees to maintain various levels of security clearances, and Sensytech is required to maintain certain facility security clearances complying with Department of Defense requirements. Obtaining and maintaining security clearances for employees involves a lengthy process, and it is difficult to identify, recruit and retain employees who already hold security clearances. If Sensytech’s employees are unable to obtain or retain security clearances or if its employees who hold security clearances terminate employment with it, any customer whose work requires employees with security clearances could experience delays in the delivery of systems which could, in turn, jeopardize Sensytech’s ability to obtain future contracts. In addition, Sensytech expects that many of the contracts on which it will bid will require it to demonstrate its ability to obtain facility security clearances and perform work with employees who hold specified types of security clearances. To the extent Sensytech is not able to obtain facility security clearances or engage employees with the required security clearances for a particular contract, it may not be able to bid on or win new contracts.

Sensytech may not be able to receive or retain the necessary licenses or authorizations required for Sensytech to export its products.

      In order for Sensytech to export certain products, it is required to obtain a license from the U.S. federal government. Generally, in the case of certain sales of defense equipment to foreign governments, the U.S. federal government’s executive branch must notify Congress at least 15 to 30 days, depending on the location of the sale, prior to authorizing these sales. During this time, Congress may take action to block the proposed sale. Sensytech cannot be sure of its ability to obtain any licenses required to export its products or to receive authorization from the U.S. federal government for sales to foreign governments. Failure to receive required licenses or authorizations would hinder its ability to export Sensytech’s products.

Sensytech relies on a limited number of suppliers and manufacturers for specific components, and it may not be able to obtain substitute suppliers and manufacturers on terms that are as favorable if its supplies are interrupted.

      Although it generally uses standard parts and components in its products, Sensytech relies on non-affiliated suppliers for the supply of certain components that are incorporated in all of its products. If these suppliers or manufacturers experience financial, operational, manufacturing capacity or quality assurance difficulties, or if there is any other disruption in its relationships, Sensytech will be required to locate alternative sources of supply. Sensytech’s inability to obtain sufficient quantities of these components, if and as required in the future entails the following risks:

•	delays in delivery or shortages in components could interrupt and delay manufacturing and result in cancellations of orders for its products;

•	alternative suppliers could increase component prices significantly and with immediate effect;

•	Sensytech may not be able to develop alternative sources for product components; and

•	Sensytech may be required to hold more inventory than it otherwise might in order to avoid problems from shortages or discontinuance.

Industry and Business Risks Related to Argon and Its Business

      Argon’s business is subject to a number of risks, as further described below. If any of the following risks were to actually occur, Argon’s business, financial condition, or results of operations could be materially harmed and this could in turn have a significant effect on the value of Argon.

Argon relies heavily on sales to the U.S. government.

      Historically, a significant portion of Argon’s sales have been to the U.S. government and its agencies. In fiscal 2003, Argon derived approximately 94% of its revenue from sales to the U.S. government either as a contractor or subcontractor. Argon’s U.S. government products and programs must compete with programs of other defense contractors. Argon expects that U.S. government sales will constitute the significant majority of its revenue for the foreseeable future. The funding of government programs is dependent on congressional appropriations and administrative allotment of funds and is subject to uncertain future funding levels that can result in the extension or termination of programs. Argon’s business is also highly sensitive to changes in national and international priorities and U.S. government budgets. The continuing war on terrorism may positively or adversely affect funding for Argon’s programs or result in changes in U.S. government programs or spending priorities. A shift in government defense or intelligence spending to other programs in which Argon is not involved or a reduction in U.S. government defense or intelligence spending generally could have severe consequences on Argon’s revenue and earnings.

Government contracts are generally not fully funded at inception, are subject to termination and are heavily regulated and audited.

      Argon acts as a prime contractor or subcontractor for many different government programs. U.S. government defense and intelligence contracts typically involve long lead times for design and development, and are subject to significant changes in contract scheduling. Congress generally appropriates funds on a fiscal year basis even though a program may continue for several years. Consequently, programs are often only partially funded initially, and additional funds are committed only as Congress makes further appropriations. The termination or reduction of funding for a government program would result in a loss of anticipated future revenues attributable to that program.

      Generally, government contracts are subject to oversight audits by government representatives and contain provisions permitting termination, in whole or in part, at the government’s convenience or for default. If a contract is terminated at the convenience of the U.S. government, a contractor is entitled to receive payments for its allowable costs and, in general, the proportionate share of fees or earnings for the work done. Contracts which are terminated for default generally provide that the government only pays for the work it has accepted and may require the contractor to pay for the incremental cost of reprocurement and may hold the contractor liable for damages. As the majority of Argon’s revenues are dependent on the procurement, performance and payment under its government contracts, the termination of one or more critical government contracts could have a negative impact on Argon’s results of operation and financial condition.

Argon’s U.S. government contracts may be terminated at any time and may contain other unfavorable provisions.

      The U.S. government can typically terminate or modify any of its contracts with Argon either for its convenience or if Argon defaults by failing to perform under the terms of the applicable contract. A termination arising out of Argon’s default could expose Argon to liability and have a material adverse effect on Argon’s ability to re-compete for future contracts and orders. In addition, Argon’s U.S. government contracts typically span one or more base years and multiple option years. U.S. government agencies generally have the right to not exercise these option periods and may not exercise an option period if the agency is not satisfied with Argon’s performance of the contract. If any of Argon’s contracts are terminated by the U.S. government, Argon’s backlog would be reduced by the expected value of the remaining terms of such contracts and Argon’s financial condition and operating results could be materially adversely affected. In addition, on those contracts for which Argon is teamed with others and is not the prime contractor, the U.S. government could terminate a prime contract under which Argon is a subcontractor, irrespective of the quality of Argon’s products as a subcontractor.

      In addition to unfavorable termination provisions, Argon’s U.S. government contracts contain provisions that allow the U.S. government to unilaterally suspend Argon from receiving new contracts pending resolution of alleged violations of procurement laws or regulations, reduce the value of existing contracts, issue modifications to a contract and control and potentially prohibit the export of Argon’s services and associated materials.

Argon derives significant revenues from contracts awarded through a competitive bidding process.

      Argon derives significant revenues from federal government contracts that were awarded through a competitive bidding process. Much of the business that Argon expects to seek in the foreseeable future likely will be awarded through competitive bidding. Competitive bidding presents a number of risks, including:

•	the need to bid on programs in advance of the completion of their design, which may result in unforeseen technological difficulties and cost overruns;

•	the substantial cost and managerial time and effort that Argon spends to prepare bids and proposals for contracts that may not be awarded to it;

•	the need to accurately estimate the resources and cost structure that will be required to service any contract Argon is awarded; and

•	the expense and delay that may arise if Argon’s competitors protest or challenge contract awards made to it pursuant to competitive bidding, and the risk that any such protest or challenge could result in the resubmission of bids on modified specifications, or in termination, reduction or modification of the awarded contract.

      Argon may not be provided the opportunity in the near term to bid on contracts that are held by other companies and are scheduled to expire, if the government determines to extend the existing contract. If Argon is unable to win particular contracts that are awarded through the competitive bidding process, it may not be able to operate in the market for services that are provided under those contracts for a number of years. If Argon is unable to consistently win new contract awards over any extended period, Argon’s business and prospects will be adversely affected.

As a U.S. government contractor, Argon is subject to a number of procurement rules and regulations with respect to negotiated contracts.

      Argon must comply with and is affected by laws and regulations relating to the formation, administration and performance of U.S. government contracts. These laws and regulations, among other things:

•	require certification and disclosure of all cost and pricing data in connection with contract negotiations;

•	impose accounting rules that define allowable and unallowable costs and otherwise govern Argon’s right to reimbursement under certain cost-based U.S. government contracts; and

•	restrict the use and dissemination of information classified for national security purposes and the exportation of certain products and technical data.

      These laws and regulations affect how Argon does business with its customers and, in some instances, impose added costs on Argon’s business. A violation of specific laws and regulations could result in the imposition of fines and penalties, the termination of Argon’s contracts, and suspension or debarment, for cause, from government contracting or subcontracting for a period of time.

Argon’s business could be adversely affected by a negative audit by the U.S. government.

      U.S. government agencies, including the Defense Contract Audit Agency, routinely audit and investigate government contractors. These agencies review a contractor’s performance under its contracts, cost structure and compliance with applicable laws, regulations and standards. The U.S. government also may review the adequacy of, and a contractor’s compliance with, its internal control systems and policies, including the contractor’s purchasing, property, estimating, compensation and management information systems. Any costs found to be improperly allocated to a specific contract will not be reimbursed, while such costs already reimbursed must be refunded. If an audit uncovers improper or illegal activities, Argon may be subject to civil and criminal penalties and administrative sanctions, including termination of contracts, forfeiture of profits, suspension of payments, fines and suspension or prohibition from doing business with the U.S. government. In addition, Argon could suffer serious reputational harm if allegations of impropriety were made against it.

Cost over-runs on Argon’s contracts could subject Argon to losses or adversely affect its future business.

      Under fixed-price contracts, Argon receives a fixed price irrespective of the actual costs it incurs and, consequently, any costs in excess of the fixed price are absorbed by Argon. Under time and materials contracts, Argon is paid for labor at negotiated hourly billing rates and for certain expenses. Under cost reimbursement contracts, which are subject to a contract-ceiling amount, Argon is reimbursed for allowable costs and paid a fee, which may be fixed or performance based. However, if Argon’s costs exceed the contract ceiling or are not allowable under the provisions of the contract or applicable regulations, Argon may not be able to obtain reimbursement for all such costs. Under each type of contract, if Argon is unable to control costs it incurs in performing under the contract, Argon’s financial condition and operating results could be materially adversely affected. Cost over-runs also may adversely affect Argon’s ability to sustain existing programs and obtain future contract awards.

Argon’s earnings and margins may vary based on the mix of its contracts and programs and other factors related to its contracts.

      Cost reimbursement contracts generally have lower profit margins than fixed-price contracts. Production contracts are mainly fixed-price contracts, and developmental contracts are generally cost reimbursement contracts. Argon’s earnings and margins may vary materially depending on the types of long-term government contracts undertaken, the costs incurred in their performance, the achievement of other performance objectives and the stage of performance at which the right to receive fees, particularly under incentive and award fee contracts, is finally determined.

If Argon’s subcontractors or suppliers fail to perform their contractual obligations, Argon’s prime contract performance and Argon’s ability to obtain future business could be materially and adversely impacted.

      Many of Argon’s contracts involve subcontracts with other companies upon which it relies to perform a portion of the services Argon must provide to its customers. There is a risk that Argon may have disputes with its subcontractors, including disputes regarding the quality and timeliness of work performed by the subcontractor, customer concerns about the subcontractor, Argon’s failure to extend existing task orders or issue new task orders under a subcontract or Argon’s hiring of personnel of a subcontractor. A failure by one or more of Argon’s subcontractors to satisfactorily provide on a timely basis the agreed-upon supplies or perform the agreed-upon services may materially and adversely impact Argon’s ability to perform its obligations as the prime contractor. Subcontractor performance deficiencies could result in a customer terminating Argon’s contract for default. A default termination could expose Argon to liability and have a material adverse effect on Argon’s ability to compete for future contracts and orders. In addition, a delay in Argon’s ability to obtain components and equipment parts from its suppliers may affect Argon’s ability to meet its customers’ needs and may have an adverse effect upon Argon’s profitability.

Failure to maintain strong relationships with other contractors could result in a decline in revenues.

      For the fiscal year ended September 30, 2003, Argon derived 35% of its revenues from contracts in which it acted as a subcontractor to other contractors. Argon expects to continue to depend on relationships with other contractors for a significant portion of its revenues in the foreseeable future. Argon’s business, prospects, financial condition or operating results could be adversely affected if other contractors eliminate or reduce their subcontracts or joint venture relationships with Argon, either because they choose to establish relationships with Argon’s competitors or because they choose to directly offer services that compete with Argon’s business, or if the government terminates or reduces these other contractors’ programs or does not award them new contracts.

International sales pose potentially greater risks.

      For the fiscal year ended September 30, 2003, Argon derived 6% of its revenues from sales to foreign governments. Argon’s international business tends to have more risk than Argon’s domestic business due to the greater potential for changes in foreign economic and political environments. Argon’s international business is also highly sensitive to changes in foreign national priorities and government budgets. International transactions frequently involve increased financial and legal risks arising from stringent contractual terms and conditions and the widely differing legal systems and customs in foreign countries. Argon’s contracts, however, generally are denominated in U.S. dollars.

Argon may not be able to receive or retain the necessary licenses or authorizations required to sell products and provide services overseas.

      U.S. government licenses and approvals are required for Argon to export and sell almost all of the products and services involved in its activities with foreign governments. With respect to sales of defense-related products to foreign governments, the U.S. government’s executive branch must notify Congress at least 15 to 30 days, depending on the location of the sale, prior to authorizing these sales. During this time, Congress may take action to block the proposed sale. Argon cannot be sure of its ability to obtain any licenses required to export products or to receive authorization from the executive branch for sales to foreign governments. Failure to receive required licenses or authorization would hinder Argon’s ability to sell its products outside the United States.

Argon’s products and systems may be rendered obsolete by Argon’s inability to adapt to technological change.

      The rapid development of technology in the defense and intelligence industry, as well as rapidly changing demands for new or different technologies in reaction to government defense and technology needs continually affects product applications and may directly impact the performance of Argon’s products. Argon may not successfully maintain or improve the effectiveness of its existing products, and it may not successfully identify new opportunities or continue to have the needed financial resources to develop new products in a timely or cost-effective manner. In addition, products manufactured by others may render Argon’s products and systems obsolete or non-competitive. If any of these events occur, Argon’s business, prospects, financial condition and operating results will be materially and adversely affected.

Argon relies on a limited number of suppliers and manufacturers for specific components, and Argon may not be able to obtain substitute suppliers and manufacturers on terms that are as favorable if Argon’s supplies are interrupted.

      Although Argon generally uses standard parts and components in its products, Argon relies on non-affiliated suppliers for the supply of certain components that are incorporated in all of Argon’s products. If these suppliers or manufacturers experience financial, operational, manufacturing capacity or quality assurance difficulties, or if there is any other disruption in Argon’s relationships, it will be required to locate alternative sources of supply. Argon’s inability to obtain sufficient quantities of these components, if and as required in the future entails the following risks:

•	delays in delivery or shortages in components could interrupt and delay manufacturing and result in cancellations of orders for Argon products;

•	alternative suppliers could increase component prices significantly and with immediate effect;

•	Argon may not be able to develop alternative sources for product components; and

•	Argon may be required to hold more inventory than it otherwise might in order to avoid problems from shortages or discontinuance.

Argon relies significantly on commercial-over-the-shelf (COTS) software in its product line.

      Argon’s software product line approach relies on extensive use of commercial off-the-shelf software, known as “COTS.” COTS software utilized by Argon consists generally of widely used commercial software products and more specific use software licensed from other companies. Widely used commercial software is generally upgraded frequently. If Argon’s customers do not agree to regular upgrades of the systems Argon provides using this software, the systems may become obsolete and could result in customer dissatisfaction and cancellation or non-renewal of orders. In the event that Argon loses access to the more specific use software, due to a dispute with the licensor or other reasons, Argon would have to find a replacement for the software containing the necessary functionality, which could result in unplanned expenses, system problems and customer dissatisfaction.

Argon’s future success will depend in part on its ability to meet the changing needs of its customers.

      Virtually all of the products produced and sold by Argon are highly engineered and require sophisticated design, software implementation and system integration techniques and capabilities. The product and program needs of Argon’s government customers regularly change and evolve. There is no assurance that Argon will continuously have at its disposal the engineering, technical and manufacturing capabilities necessary to meet these evolving needs.

Argon faces competition from other firms, many of which have substantially greater resources.

      Argon operates in highly competitive markets and generally encounters intense competition to win contracts. Argon competes with many other firms, ranging from small specialized firms to large diversified firms, many of which have substantially greater financial, management and marketing resources than Argon. Argon’s competitors may be able to provide customers with different or greater capabilities or benefits than Argon can provide in areas such as technical qualifications, past contract performance, geographic presence, price and the availability of key professional personnel. Argon’s failure to compete effectively with respect to any of these or other factors could have a material adverse effect on its business, prospects, financial condition or operating results. In addition, Argon’s competitors also have established or may establish relationships among themselves or with third parties to increase their ability to address customer needs. Accordingly, it is possible that new competitors or alliances among competitors may emerge.

Argon may be liable for systems and service failures.

      Argon creates, implements and maintains communications, information technology and technical services solutions that are often critical to its customers’ operations, including the operations of government defense and intelligence agencies and their personnel. Argon has experienced and may in the future experience some systems and service failures, schedule or delivery delays and other problems in connection with its work. If Argon’s solutions, services, products or other applications have significant defects or errors, are subject to delivery delays or fail to meet customers’ expectations, Argon may:

•	lose revenues due to adverse customer reaction;

•	be required to provide additional services to a customer at no charge;

•	receive negative publicity, which could damage its reputation and adversely affect its ability to attract or retain customers; or

•	suffer claims for substantial damages.

      In addition to any costs resulting from product warranties, contract performance or required corrective action, these failures may result in increased costs or loss of revenues if they result in customers postponing subsequently scheduled work or canceling or failing to renew contracts.

      While many of Argon’s contracts with the federal government limit Argon’s liability for damages that may arise from negligence in rendering services to customers, Argon cannot be sure that these contractual provisions will protect it from liability for damages if Argon is sued. Furthermore, Argon’s errors and omissions and product liability insurance coverage may not continue to be available on reasonable terms or in sufficient amounts to cover one or more large claims, or the insurer may disclaim coverage as to some types of future claims. The successful assertion of any large claim against Argon could seriously harm Argon’s business. Even if not successful, these claims could result in significant legal and other costs and may be a distraction to Argon’s management. In certain new business areas, including in the area of homeland security, Argon may not be able to obtain sufficient indemnification or insurance and may decide not to accept or solicit business in these areas.

Developing new technologies entails significant risks and uncertainties that may not be covered by indemnity or insurance.

      Argon is exposed to liabilities that are unique to the products and services it provides. A significant portion of Argon’s business relates to designing, developing and manufacturing advanced communications and technology systems and products used in military defense and intelligence systems and products. New technologies may be untested or unproven. In addition, from time to time, Argon has employees deployed on-site at active military installations or locations. Although indemnification by the U.S. government may be available in some instances for Argon’s defense businesses, U.S. government indemnification may not be available to cover potential claims or liabilities resulting from a failure of technologies developed and deployed.

      Substantial claims resulting from an accident in excess of U.S. government indemnity and Argon’s insurance coverage could harm Argon’s financial condition and operating results. Moreover, any accident or incident for which Argon is liable, even if fully insured, could negatively affect Argon’s reputation among its customers and the public, thereby making it more difficult for Argon to compete effectively, and could significantly impact the cost and availability of adequate insurance in the future.

Argon’s employees or subcontractors may engage in misconduct or other improper activities.

      Argon is exposed to the risk that employee fraud or other misconduct could occur. In addition, from time to time Argon enters into arrangements with subcontractors to bid on and execute particular contracts or programs and Argon is exposed to the risk that fraud or other misconduct or improper activities by such persons may occur. Misconduct by employees or subcontractors could include intentional failures to comply with federal laws, federal government procurement regulations or the terms of contracts that Argon receives and failing to disclose unauthorized or unsuccessful activities to Argon, which could lead to civil, criminal, and/or administrative penalties (including fines, imprisonment, suspension and/or debarment from performing federal government contracts) and reputational harm. Misconduct by Argon’s employees or subcontractors could also involve the improper collection, handling or use of Argon’s customers’ sensitive or classified information, which could result in regulatory sanctions and serious harm to Argon’s reputation. It is not always possible to deter misconduct by employees or subcontractors. The precautions Argon takes to prevent and detect such activity may not be effective in controlling unknown or unmanaged risks or losses and such misconduct by employees or subcontractors could result in serious civil or criminal penalties or sanctions or reputational harm.

Security breaches by Argon could adversely affect its business.

      Many of the programs Argon supports and systems Argon develops, installs and maintains involve managing and protecting information involved in intelligence, national security and other classified government functions. A security breach by Argon or its employees in the course of its development, production or service activities could cause serious harm to Argon’s business, damage its reputation and prevent Argon from being eligible for further work on critical classified systems for federal government customers. Losses that Argon could incur from such a security breach could exceed the policy limits that Argon has for errors and omissions or product liability insurance.

Argon’s business is dependent upon obtaining and maintaining required security clearances.

      Many of Argon’s federal government contracts require Argon’s employees to maintain various levels of security clearances, and Argon is required to maintain certain facility security clearances complying with Department of Defense requirements. Obtaining and maintaining security clearances for employees involves a lengthy process, and it is difficult to identify, recruit and retain employees who already hold security clearances. If Argon’s employees are unable to obtain or retain security clearances in a timely manner, or at all, or if Argon’s employees who hold security clearances terminate employment with Argon, the customer whose work requires cleared employees could terminate the contract or decide not to renew it upon its expiration. In addition, Argon expects that many of the contracts on which Argon will bid will require Argon to demonstrate its ability to obtain facility security clearances and perform work with employees who hold specified types of security clearances. To the extent Argon is not able to obtain facility security clearances or engage employees with the required security clearances for a particular contract, Argon may not be able to bid on or win new contracts, or effectively rebid on expiring contracts.

Argon’s quarterly operating results may vary widely.

      Argon’s quarterly revenues and operating results may fluctuate significantly in the future. A number of factors cause Argon’s revenues, cash flow and operating results to vary from quarter to quarter, including:

•	fluctuations in revenues earned on fixed-price contracts and contracts with a performance-based fee structure;

•	commencement, completion or termination of contracts during any particular quarter;

•	variable purchasing patterns under government GSA schedule contracts, blanket purchase agreements and indefinite delivery, indefinite quantity contracts;

•	changes in Presidential administrations and senior federal government officials that affect the timing of technology procurement;

•	changes in policy or budgetary measures that adversely affect government contracts in general; and

•	increased purchase requests from customers for equipment and materials in connection with the federal government’s fiscal year end, which may affect Argon’s fourth quarter operating results.

      Changes in the volume of services provided under existing contracts and the number of contracts commenced, completed or terminated during any quarter may cause significant variations in Argon’s cash flow from operations because a relatively large amount of Argon’s expenses are fixed. Argon incurs significant operating expenses during the start-up and early stages of large contracts and typically does not receive corresponding payments in that same quarter. Argon may also incur significant or unanticipated expenses when contracts expire or are terminated or are not renewed. In addition, payments due to Argon from government agencies may be delayed due to billing cycles or as a result of failures of governmental budgets to gain Congressional and Presidential administration approval in a timely manner.

Argon’s senior management is important to its customer relationships and overall business.

      Argon believes that its success depends in part on the continued contributions of its founders, Terry L. Collins, Ph.D., Victor F. Sellier and Thomas E. Murdock, and other members of its senior management. Argon relies on its executive officers and senior management to generate business and execute programs successfully. In addition, the relationships and reputation that members of its management team have established and maintain with government and military and intelligence personnel contribute to Argon’s ability to maintain good customer relations and to identify new business opportunities. Argon does not have employment agreements with any of its executive officers, and these officers could terminate their employment at any time. The loss of Messrs. Collins, Sellier or Murdock or any other member of senior management could impair Argon’s ability to identify and secure new contracts and otherwise manage Argon’s business.

Argon must recruit and retain skilled employees to succeed in its labor-intensive business.

      Argon believes that an integral part of its success is Argon’s ability to provide employees who have advanced information technology and technical services skills and who work well with Argon’s customers in a government or defense-related environment. These employees are in great demand and are likely to remain a limited resource in the foreseeable future. If Argon is unable to recruit and retain a sufficient number of these employees, Argon’s ability to maintain and grow its business could be negatively impacted. In addition, some of Argon’s contracts contain provisions requiring Argon to commit to staff a program with certain personnel the customer considers key to Argon’s successful performance under the contract. In the event Argon is unable to provide these key personnel or acceptable substitutions, the customer may terminate the contract, and Argon may not be able to recover its costs in the event the contract is terminated.

Argon may be affected by intellectual property infringement claims.

      Argon’s business operations rely extensively on procuring and deploying intellectual property. Argon’s employees develop some of the software solutions and other forms of intellectual property that Argon uses to provide information products and solutions to its customers, but Argon also licenses a significant amount of the technology used in its business from primary vendors. Typically, under federal government contracts, Argon’s government customers may claim rights in the intellectual property Argon develops, making it impossible for Argon to prevent their future use of the intellectual property. Argon may in the future be subject to claims from its employees or third parties who assert that software solutions and other forms of intellectual property that Argon used in delivering services and solutions to its customers infringe upon intellectual property rights of such employees or third parties. If Argon’s vendors, employees or third parties assert claims that Argon or its customers are infringing on their intellectual property, Argon could incur substantial costs to defend these claims. In addition, if any of these infringement claims are ultimately successful, Argon could be required to:

•	cease selling or using products or services that incorporate the challenged software or technology;

•	obtain a license or additional licenses; or

•	redesign products and services that rely on the challenged software or technology.

CAUTIONARY STATEMENT CONCERNING FORWARD-LOOKING STATEMENTS

      Sensytech and Argon believe this document contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. These statements are subject to risks and uncertainties and are based on the beliefs and assumptions of management of Sensytech and Argon, based on information currently available to each company’s management. When we use words such as “believes,” “expects,” “anticipates,” “intends,” “plans,” “estimates,” “should,” “likely” or similar expressions, Sensytech and Argon are making forward-looking statements. Forward-looking statements include the information concerning possible or assumed future results of operations of Sensytech set forth under “Summary,” “Risk Factors,” “The Merger — Background of the merger,” “The Merger — Reasons for the merger and recommendation of the Sensytech board of directors,” “The Merger — Reasons for the merger and recommendation of the Argon board of directors” “Description of Sensytech” and “Description of Argon.” All statements other than statements of historical fact are statements that could be deemed forward-looking statements, including any projections of earnings, revenues, synergies, accretion, margins or other financial items; any statements of the plans, strategies and objectives of management for future operations, including the execution of integration and restructuring plans and the anticipated timing of filings, approvals and closings relating to the merger; any statements concerning proposed new products, services, or developments; any statements regarding future economic conditions or performance; any statements of belief; and any statements of assumptions underlying any of the foregoing.

      Forward-looking statements are not guarantees of performance. They involve risks, uncertainties and assumptions. The future results and stockholder values of Sensytech and Argon may differ materially from those expressed in the forward-looking statements. Many of the factors that will determine these results and values are beyond Sensytech’s or Argon’s ability to control or predict. Stockholders are cautioned not to put undue reliance on any forward-looking statements. For those statements, Argon and Sensytech claim the protection of the safe harbor for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995.

      For a discussion of some of the factors that may cause actual results to differ materially from those suggested by the forward-looking statements, please read carefully the information under “Risk Factors.”

      You should read this joint proxy statement/ prospectus and the other documents referred to in this joint proxy statement/ prospectus completely and with the understanding that Sensytech’s actual future results may be materially different from what Sensytech and Argon expect. All forward-looking statements attributable to Sensytech and Argon are expressly qualified by these cautionary statements. Sensytech and Argon disclaim any obligation to update any forward-looking statements to reflect events or circumstances after the date of this registration statement.

THE SPECIAL MEETING OF SENSYTECH STOCKHOLDERS

      Sensytech is furnishing this joint proxy statement/ prospectus to holders of Sensytech common stock to provide you with important information in connection with the solicitation of proxies by Sensytech’s board of directors for use at the special meeting of Sensytech stockholders and at any adjournment or postponement of the special meeting. This joint proxy statement/ prospectus includes information regarding the proposed the issuance of approximately 14,340,700 shares of Sensytech common stock pursuant to the merger agreement, a proposed amendment of Sensytech’s certificate of incorporation to increase the authorized number of shares of Sensytech capital stock from 25 million to 100 million shares, consisting of 90 million shares of Sensytech common stock and 10 million shares of Sensytech preferred stock, and a proposed amendment of Sensytech’s certificate of incorporation to change the name of the company to ARGON ST, Inc. Sensytech first mailed this joint proxy statement/ prospectus and the accompanying form of proxy to its stockholders on or about August      ●     , 2004.

Date, time and place of the Sensytech special meeting

      Sensytech will hold a special meeting of its stockholders on September 29, 2004 at 10:00 a.m., local time, at Sensytech’s offices, 8419 Terminal Road, Newington, Virginia 22122-1430.

Purpose of the Sensytech special meeting

      At the special meeting Sensytech stockholders will be asked to consider and vote upon the following proposals:

      (1) To consider and vote upon a proposal to approve the issuance of approximately 14,340,700 shares of Sensytech common stock to Argon stockholders pursuant to the Agreement and Plan of Merger, dated as of June 7, 2004, by and between Sensytech and Argon;

      (2) To consider and vote upon a proposal to approve and adopt an amendment to Sensytech’s certificate of incorporation to increase the total number of authorized shares of Sensytech capital stock from 25 million to 100 million shares, consisting of 90 million shares of Sensytech common stock and 10 million shares of Sensytech preferred stock; and

      (3) To consider and vote upon a proposal to approve and adopt an amendment to Sensytech’s certificate of incorporation to change the name of the company to ARGON ST, Inc.

Proposal 1: Issuance of approximately 14,340,700 shares of Sensytech common stock pursuant to the merger agreement with Argon

      On June 2, 2004, the board of directors of Sensytech adopted a resolution approving the issuance of approximately 14,340,700 shares of Sensytech common stock in connection with the merger with Argon.

These shares will not be issued unless the merger is completed. This share issuance proposal is being submitted for approval by the stockholders of Sensytech pursuant to the rules of the Nasdaq National Market on which the shares of Sensytech common stock are traded. The affirmative vote of a majority of the total votes cast at the special meeting by holders of Sensytech’s common stock outstanding as of the record date, provided that a quorum is present, is required to approve the issuance of the shares of Sensytech common stock pursuant to the merger.

      A copy of the merger agreement is attached to this joint proxy statement/ prospectus as Annex A. Sensytech stockholders are encouraged to read the merger agreement in its entirety. For a detailed summary of the merger agreement, please see the section of this document entitled “The Merger Agreement” beginning on page 63.

      The board of directors of Sensytech recommends a vote “FOR” the issuance of approximately 14,340,700 shares of Sensytech common stock pursuant to the merger agreement with Argon.

Proposal 2: Amendment to Sensytech’s certificate of incorporation to increase the total number of authorized shares from 25 million to 100 million shares

      Sensytech’s certificate of incorporation currently provides that the total number of shares of capital stock which Sensytech has the authority to issue is 25 million shares of common stock, $.01 par value per share. Sensytech’s board of directors has adopted a resolution recommending that the stockholders adopt an amendment to Article 4 of Sensytech’s certificate of incorporation in order to increase the total number of authorized shares of Sensytech capital stock from 25 million to 100 million shares, consisting of 90 million shares of Sensytech common stock, $.01 par value per share, and 10 million shares of Sensytech preferred stock.

      Other than the shares to be issued in connection with the merger or in connection with existing options to purchase shares of Sensytech issued under the stock option plans described elsewhere in this joint proxy statement/ prospectus or shares that may be issued under certain circumstances in connection with the previously completed acquisition of Imaging Sensors and Systems, Inc., Sensytech has no immediate plans, nor are there any existing or proposed agreements or understandings with respect to the issuance of any of the additional shares of capital stock.

      The board of directors believes that the increased number of authorized shares of capital stock contemplated by the proposed amendment is desirable in order that additional shares be available for issuance from time to time, without further action or authorization by the stockholders (except as required by law), if needed for such corporate purposes as may be determined by the board of directors. Such corporate purposes might include the acquisition of other businesses in exchange for shares of Sensytech’s stock; facilitating broader ownership of Sensytech’s stock by effecting stock splits or issuing a stock dividend; flexibility for possible future financings; and attracting and retaining valuable employees and directors by the issuance of additional stock options or awards. The board of directors considers the authorization of additional shares advisable to ensure prompt availability of shares for issuance should the occasion arise.

      The 10 million shares of preferred stock to be authorized pursuant to the proposal will be undesignated. The Sensytech board will have the power, without prior approval of the holders of Sensytech’s common stock to issue such undesignated preferred stock in one or more series, and to designate the dividend rate, conversion rights (if any), redemption rights (if any), voting rights and other rights, preferences and restrictions of each series, any or all of which may be greater than the rights of holders of Sensytech’s common stock.

Anti-takeover effect

      Although the board does not know of any plans by any person to attempt a hostile take-over of the Sensytech and the proposed amendment is not intended as an anti-takeover device, if the proposed amendment to increase the number of authorized shares of capital stock is approved, the increase may have the effect of discouraging or making more difficult any takeover bid, tender offer, proxy contest or the removal of then incumbent management. For example, in the event of any such attempt, the board could use the large number of authorized shares, of both common and preferred stock, (in comparison to the number of shares of common stock currently outstanding) to place a large block of shares in the hands of a friendly person or persons and thereby make any threatened hostile takeover more expensive. If this happened, it could discourage a potential buyer from continuing with its hostile take-over plans. The potential anti-takeover effect of the increase in the number of authorized shares of capital stock may have an adverse effect on the price of the Sensytech common stock.

      Adoption of this proposal requires the affirmative vote of the holders of a majority of the outstanding shares of common stock entitled to vote at the special meeting. Abstentions and broker non-votes have the effect of a vote against the proposal.

      The board of directors of Sensytech recommends a vote “FOR” the adoption of the proposed amendment to Sensytech’s certificate of incorporation to increase the total number of authorized shares of Sensytech capital stock from 25 million to 100 million shares, consisting of 90 million shares of Sensytech common stock and 10 million shares of Sensytech preferred stock.

Proposal 3: Amendment to Sensytech certificate of incorporation to change its same to ARGON ST, Inc.

      Sensytech and Argon have agreed that it is appropriate to change to name of the company to reflect the merger. In order to accomplish this, Sensytech must amend its certificate of incorporation to provide for the new name.

      The board of directors of Sensytech recommends a vote “FOR” the adoption of the proposed amendment to Sensytech’s certificate of incorporation to change the name of the company to ARGON ST, Inc.

Record date for the Sensytech special meeting; shares held by directors and executive officers

      The Sensytech board of directors has fixed the close of business on August 1, 2004 as the record date for determination of Sensytech stockholders entitled to notice of and to vote at the special meeting. Only holders of record of Sensytech common stock as of the close of business on that date are entitled to vote at the special meeting. As of the record date, there were      ●     shares of Sensytech common stock issued and outstanding, held by approximately      ●     stockholders of record. As of the record date, the directors and executive officers of Sensytech and their affiliates held approximately      ●     outstanding shares, or approximately      ●     % of the total outstanding shares, of Sensytech common stock. Each share of Sensytech common stock issued and outstanding as of the record date entitles its holder to cast one vote at the special meeting.

Voting of proxies at the special meeting and revocation of proxies

      The Sensytech proxy accompanying this joint proxy statement/ prospectus is solicited on behalf of the board of directors of Sensytech for use at the Sensytech special meeting.

      General. Shares represented by a properly signed and dated proxy will be voted at the special meeting in accordance with the instructions indicated on the proxy. Proxies that are properly signed and dated but which do not contain voting instructions will be voted “FOR” the proposal to approve the issuance of 14,340,700 shares of Sensytech common stock to Argon stockholders in the merger; “FOR” the proposal to amend Sensytech’s certificate of incorporation to increase the authorized number of shares of Sensytech capital stock from 25 million to 100 million shares, consisting of 90 million shares of Sensytech common stock and 10 million shares of Sensytech preferred stock; and “FOR” the proposal to amend Sensytech’s certificate of incorporation to change the name of the company to ARGON ST, Inc. The proxy holders may vote the proxy in their discretion as to any other matter that may properly come before the Sensytech special meeting. The affirmative vote of the holders of record of at least a majority of the outstanding shares of Sensytech common stock entitled to vote at the Sensytech special meeting is required to approve and adopt the amendments to Sensytech’s certificate of incorporation. A majority of the shares of Sensytech’s common stock cast at the special meeting (a quorum being present), must be voted in favor of the proposal to approve the issuance of shares of Sensytech common stock in order for such proposal to pass.

      Abstentions. Sensytech will count a properly executed proxy marked “ABSTAIN” as present for purposes of determining whether a quorum is present, but the shares represented by that proxy will not be voted at the special meeting. If a Sensytech stockholder abstains from voting or does not vote (either in person or by proxy) it will have the same effect as a vote against the proposals to amend Sensytech’s certificate of incorporation. Abstentions on the issuance proposal will be treated as neither a vote “FOR” nor a vote “AGAINST” this proposal for purposes of determining whether it has been approved, and thus will have no effect on the outcome.

      Broker non-votes. If your shares are held by your broker, your broker will not be able to vote your shares for you on the proposals without instructions from you on how to vote your shares. You should follow the directions provided by your broker regarding how to instruct your broker to vote your shares. If a Sensytech stockholder abstains from voting or does not vote (either in person or by proxy) it will have the same effect as a vote against the proposals to amend Sensytech’s certificate of incorporation to increase Sensytech’s authorized capital stock and to change the company name. Failure to instruct your broker how to vote on the issuance proposal will be treated as neither a vote “FOR” nor a vote “AGAINST” this proposal for purposes of determining whether it has been approved, and thus will have no effect on the outcome.

      Voting shares in person that are held through brokers. If your shares are held by your broker or another nominee and you wish to vote those shares in person at the special meeting, you must obtain from the nominee holding your Sensytech common stock a properly executed legal proxy identifying you as a Sensytech stockholder, authorizing you to act on behalf of the nominee at the special meeting and identifying the number of shares with respect to which the authorization is granted.

How to revoke a proxy

      If you submit a proxy, you may revoke it at any time before it is voted by:

•	delivering to the Secretary of Sensytech a written notice, dated later than the proxy you wish to revoke, stating that proxy is revoked;

•	submitting to the Secretary of Sensytech a new, signed proxy with a date later than the proxy you wish to revoke; or

•	attending the special meeting and voting in person.

      Notices to the Secretary of Sensytech should be addressed to Secretary, Sensytech, Inc., 8419 Terminal Road, Newington, Virginia 22122-1430.

Quorum and abstentions

      In order to conduct business at the special meeting, a quorum must be present. Sensytech’s bylaws provide that a quorum at the special meeting will be the holders of a majority of the stock outstanding on the record date for the meeting. Sensytech will treat shares of common stock represented by a properly signed and returned proxy, including abstentions and broker non-votes, as present at the meeting for purposes of determining the existence of a quorum. If sufficient votes to constitute a quorum are not received by the date of the special meeting, the persons named as proxies may propose one or more adjournments of the meeting to permit further solicitation of proxies. The persons named as proxies would generally exercise their authority to vote in favor of adjournment.

Solicitation of proxies and expenses

      Sensytech will pay for the costs of soliciting proxies for its special meeting. Certain directors, officers and employees of Sensytech may solicit proxies, without additional remuneration, by telephone, facsimile, electronic mail, telegraph and in person. Sensytech expects that the expenses of this special solicitation will be nominal. Following the mailing of this joint proxy statement/ prospectus, Sensytech will request brokers, custodians, nominees and other record holders to forward copies of this joint proxy statement/ prospectus to persons for whom they hold shares of common stock and to request authority for the exercise of proxies.

In such cases, Sensytech, upon the request of the record holder, will reimburse such holders for their reasonable expenses.

      If your shares are registered in the name of a bank or brokerage firm, you may be eligible to vote your shares by telephone or Internet. A large number of banks and brokerage firms are participating in the ADP Investor Communication Services telephone or Internet voting program. This program provides eligible stockholders the opportunity to vote by telephone or Internet. If your bank or brokerage firm is participating in ADP’s program, your voting form will provide instructions. If your voting form does not reference telephone or Internet information, please complete and return the paper proxy card in the self-addressed, postage-paid envelope provided.

THE SPECIAL MEETING OF ARGON STOCKHOLDERS

      This joint proxy statement/ prospectus is being sent to you as an Argon stockholder in order to provide you with important information regarding the proposed merger in connection with the solicitation of proxies by Argon’s board of directors for use at the special meeting of its stockholders and at any adjournment or postponement of the special meeting.

Date, time and place of the special meeting

      Argon will hold a special meeting of its stockholders on September 28, 2004, at 10:00 a.m., local time, at Argon’s headquarters, 12701 Fair Lakes Circle, Suite 800, Fairfax, VA 22030.

Matters for consideration

      At the special meeting, Argon stockholders will be asked to consider and vote upon a proposal to approve the merger agreement. Argon does not currently contemplate that any other matters will be presented at the Argon special meeting.

Board of directors’ recommendation

      After careful consideration, the Argon board of directors has approved the merger agreement and the merger. The Argon board of directors believes that the merger is fair to and in the best interests of Argon and its stockholders and that the merger is advisable. The Argon board of directors recommends that the Argon stockholders vote “FOR” the proposal to approve the merger agreement.

Record date; shares held by directors and executive officers

      The record date for determining the Argon stockholders entitled to vote at the Argon special meeting is      ●     , 2004. Only stockholders of record of Argon common stock as of the close of business on that date are entitled to vote at the Argon special meeting. As of the Argon record date, there were      ●     shares of Argon Class A common stock issued and outstanding, held by approximately      ●     stockholders of record, and      ●     shares of Argon Class B common stock issued and outstanding, held by approximately      ● stockholders of record. Each share of Argon common stock issued and outstanding as of the Argon record date entitles its holder to cast one vote at the Argon special meeting.

      As of the Argon record date, the directors and officers of Argon held      ●     outstanding shares of Class A common stock and      ●     outstanding shares of Class B common stock, or approximately      ●     % of the total outstanding shares of Argon Class A common stock and      ●     % of the total outstanding shares of Argon Class B common stock.

Quorum and vote required

      In order to conduct business at the Argon special meeting, a quorum must be present. The holders of a majority of each class of Argon common stock outstanding on the record date for the Argon special meeting present in person or represented by proxy at the special meeting and entitled to vote at the special meeting constitute a quorum under the Virginia Stock Corporation Act and Argon’s bylaws. Argon will treat shares of Argon common stock represented by a properly signed and returned proxy, including abstentions, as present at the Argon special meeting for purposes of determining the existence of a quorum.

      The affirmative vote of the holders of at least two-thirds of the shares of Argon Class A common stock, and at least two-thirds of the shares of Argon Class B common stock, outstanding on the Argon record date, in favor of the proposal to approve the merger agreement is required in order for the merger proposal to pass.

Adjournment and postponement

      If a quorum is not present or represented at a stockholder meeting, the VSCA permits a majority of the stockholders entitled to vote at such meeting, present in person or represented by proxy, to adjourn such meeting from time to time.

Voting of proxies

      The Argon proxy accompanying this joint proxy statement/ prospectus is solicited on behalf of the Argon board of directors for use at the Argon special meeting.

General

      Shares represented by a properly signed and dated proxy will be voted at the special meeting in accordance with the instructions indicated on the proxy. Proxies that are properly signed and dated but which do not contain voting instructions will be voted “FOR” the proposal to approve the merger agreement. The proxy holder may vote the proxy in its discretion as to any other matter that may properly come before the Argon special meeting.

Abstentions

      Argon will count a properly executed proxy marked “ABSTAIN” as present for purposes of determining whether a quorum is present, but the shares represented by that proxy will not be voted at the special meeting. Because the affirmative vote of the holders of at least two-thirds of the outstanding shares of Argon Class A common stock, and at least two-thirds of the outstanding shares of Argon Class B common stock, is required to approve the merger agreement, if you mark your proxy “ABSTAIN,” it will have the effect of a vote against the proposal to approve the merger agreement.

How to revoke a proxy

      If you submit a proxy, you may revoke it at any time before it is voted by:

•	delivering to the Corporate Secretary of Argon a written notice, dated later than the proxy you wish to revoke, stating that the proxy is revoked;

•	submitting to the Corporate Secretary of Argon a new, signed proxy with a date later than the proxy you wish to revoke; or

•	attending the special meeting and voting in person.

      Notices to the Corporate Secretary of Argon should be addressed to Corporate Secretary, Argon Engineering Associates, Inc., 12701 Fair Lakes Circle, Suite 800, Fairfax, VA 22030.

Solicitation of proxies and expenses

      Argon will pay for the costs of soliciting proxies for its special meeting. Certain directors, officers and employees of Argon may solicit proxies, without additional remuneration, by telephone, facsimile, electronic mail, telegram, personal interview or other means. Argon expects that the expenses of any special solicitation will be nominal.

THE MERGER

Background of the merger

      Sensytech and Argon have been aware of each other and their respective market positions for some time. Steve Gerke, a Business Area Manager at Argon, visited Sensytech in late 2001 to discuss the potential formation of a teaming arrangement to share responsibilities on a program Argon was pursuing. In 2002 and 2003, various Argon engineering and management personnel, including Thomas E. Murdock, one of Argon’s founders, visited Sensytech, to evaluate potential teaming arrangements of interest to both parties.

      Discussions between Sensytech and Argon regarding a possible business combination began on October 8, 2003, when Terry Collins, Chairman and Chief Executive Officer of Argon, and Kent Rockwell, Chairman and Chief Executive Officer of Sensytech, met at an industry conference sponsored by an investment banking firm. Following the conference, they had several discussions concerning the possible merits of a business transaction between their companies. They discussed a potential combination which could create a unique command, control, communications, computers, intelligence, surveillance, and reconnaissance (“C4ISR”) company with a strong research and development heritage, that would deliver cutting-edge technologies to defense, intelligence and homeland security markets. During these conversations, they preliminarily discussed the possible structure of such a transaction. Based on these discussions, they concluded that a transaction between the two companies could offer strategic benefits to the companies and their stockholders and that further discussions were warranted.

      Mr. Collins and Mr. Rockwell periodically described their discussions to their respective boards of directors. Mr. Rockwell first described the discussions to the Sensytech board during its December 8, 2003 meeting. Late in December 2003, some members of Sensytech’s management met with Mr. Collins to become better acquainted. Mr. Collins briefed his discussions with Mr. Rockwell to members of the management team and board of directors at Argon, and was authorized to continue discussions regarding a possible business combination with Sensytech.

      On February 4, 2004, talks had progressed and the parties began to negotiate a nondisclosure agreement with respect to information to be exchanged in furtherance of the potential transaction. This agreement was to supplement a business non-disclosure agreement that was already in place. In February and again in March of 2004, representatives from each company exchanged financial information. On March 11, 2004, the new nondisclosure agreement, effective back to February 4, 2004, was signed. Also on March 11, 2004, the companies met and began discussing the possible basic terms of a transaction. In March, 2004, Argon retained counsel to assist it with a possible transaction. On April 15, 2004, Argon entered into a confidentiality agreement with Houlihan Lokey Howard & Zukin Capital, Inc., and began negotiating an engagement letter with it to act as financial advisor in the event that transaction discussions continued. During April, there were numerous meetings, discussions and telephone conversations between Sensytech and Argon. By the end of April 2004, the parties had reached an understanding on the basic structure and consideration for the merger.

      On May 4, 2004, Sensytech held a special meeting of its board of directors and discussed the potential merger with Argon. On the same date, Argon concluded negotiations with Houlihan Lokey, and executed an engagement letter on May 5, 2004. On May 4, 2004, additional transaction terms were discussed at the offices of Houlihan Lokey. The meeting was attended by officers from each company, along with legal counsel to each company and representatives of Houlihan Lokey. The parties also began a discussion on the process for a further exchange of information regarding each company’s businesses, structure and management teams, and agreed to attempt to negotiate a merger agreement in lieu of a letter of intent in order to accelerate the timing of the possible transaction. The parties reviewed a due diligence list of documents to be provided by each company and a preliminary transaction schedule.

      Mr. Collins and Mr. Rockwell each continued to brief members of their respective boards of directors from time to time in May 2004, and at these meetings, the boards endorsed continued discussions.

      Following the May 4, 2004 meeting, senior management of Argon authorized its legal and financial advisors to discuss possible timeframes for a transaction and arrangements to facilitate broader mutual due diligence and negotiations between the parties. Legal counsel for each company was also then authorized to prepare and negotiate a merger agreement reflecting the terms discussed by the parties. Preparation and negotiation of the merger agreement continued throughout May 2004.

      On May 11, 2004, Sensytech held its regular quarterly board meeting at which Mr. Collins gave a presentation about Argon to the Sensytech board of directors. After the presentation, Mr. Collins answered questions concerning Argon and Argon personnel. At the meeting, the board approved hiring a financial advisory firm to evaluate the proposed merger and its fairness to the Sensytech stockholders and delegated the responsibility to a board sub-committee of outside directors. On May 13, 2004, this committee reviewed proposals from financial advisory firms and agreed to hire Ryan Beck & Co., Inc. On May 18, 2004, Sensytech engaged Ryan Beck as its financial advisor.

      On May 24 and 25, 2004, representatives of Ryan Beck met with the managements of Argon and Sensytech to conduct due diligence, review financial statements, forecasts, contracts and the prospects of each of the respective parties for purposes of expressing a view concerning the fairness of the exchange ratio to Sensytech’s stockholders from a financial point of view.

      On May 28, 2004, the Argon board of directors held a special meeting at which management and Argon’s legal and financial advisors reviewed open issues between the parties. Special meetings of the board of directors of Sensytech were held on June 1, and June 2, 2004. At these special meetings, the board and senior management and legal advisors of each company reviewed and discussed strategic considerations relating to the transaction, the status of the merger agreement negotiations, governance arrangements for the combined company and the status of each company’s due diligence review of the other. In addition, each company’s financial advisors presented financial information to their respective boards regarding the potential transaction.

      At the June 1, 2004 meeting of the Sensytech board, Ryan Beck described the exchange ratio as appearing to be fair to the Sensytech stockholders based upon the information received and analysis performed to date and stated that Ryan Beck would not be in a position to render a fairness opinion until it had received additional information, including audited financial statements of Argon that were being prepared at such time, and performed additional analysis based upon such additional information. At the meeting the Sensytech board also heard a presentation on its obligations under the Delaware Corporation law. The board discussed the issue of Mr. Rockwell’s independence as a result of his stockholdings, his retention agreement and potential continued employment following the closing. The board concluded that under applicable standards there was no need for Mr. Rockwell to recuse himself from either the discussions or voting on the merger. On June 2, 2004, the Sensytech board unanimously approved the merger.

      On June 7, 2004, a special meeting of the board of directors of Argon was held and, following deliberations and discussion of the final terms of the merger agreement, Argon’s board approved the merger agreement and the transactions pursuant to the merger agreement, and recommended the approval of the merger agreement to Argon’s stockholders.

      Shortly following approval of the Argon board on June 7, 2004, the parties executed the merger agreement. The parties announced the transaction via a joint press release issued in the early evening of June 7, 2004.

Reasons for the merger and recommendation of the Sensytech Board of Directors

      The board of directors of Sensytech has unanimously determined that the merger with Argon is advisable, fair to and in the best interests of Sensytech stockholders. The decision of the board of directors to approve and enter into the merger agreement and to recommend that stockholders vote “FOR” the issuance of shares of Sensytech common stock pursuant to the merger agreement was the result of careful consideration of numerous factors by the board of directors, including, without limitation, the following:

•	In order to support the increased growth that Sensytech was experiencing it needed to strengthen its management at the executive and middle-management levels. The depth of the Argon management solves this problem for Sensytech.

•	The combined company believes it will be able to provide more integrated or complete solutions to the customers’ needs, thereby allowing the combined company to grow faster than either one would separately.

•	The combined company will have a market capitalization well in excess of $300,000,000 which will give it access to financial markets and capital opportunities that are not available to it at its current size.

•	The combined company will have the financial capability to make strategic acquisitions that Sensytech cannot presently accomplish. Sensytech believes that any such acquisitions would enable the combined company to grow faster and enhance its market position.

•	Sensytech believes that Argon’s management style will permit a quick and successful integration of the two companies.

•	The geographical proximity of the two companies is expected to facilitate the integration of the two companies.

      The Sensytech board also identified and considered the following risks of the transaction in its deliberations:

      Consummation risk. The Sensytech board of directors weighed the possibility that the merger might not be completed and the effect of the resulting public announcement of termination of the merger agreement on:

•	the market price of Sensytech common stock; and

•	Sensytech’s operating results, particularly in light of the costs incurred in connection with the transaction, including the potential requirement to pay the termination fee.

      Disruptions. The possible disruption to Sensytech businesses that may result from the announcement of the transaction and the resulting distraction of management attention from the day-to-day operations of Sensytech’s businesses.

      Operating restrictions. The restrictions contained in the merger agreement on the operation of Sensytech’s businesses during the period between the signing of the merger agreement and the completion of the merger.

      Integration risks. The difficulty inherent in integrating Sensytech’s business with that of Argon.

      Loss of SBIR eligibility. The board considered the fact that the combined company will not meet the size eligibility standards for Small Business Innovation Research (SBIR) Phase I and Phase II contracts, under which some of Sensytech’s research and development activities have been conducted.

      Termination fee. The $3.75 million, plus costs, termination fee to be paid to Argon if the merger agreement is terminated under certain circumstances specified in the merger agreement.

      Although the foregoing discussion sets forth the material factors considered by the Sensytech board of directors in reaching its recommendation, it may not include all of the factors considered by the board of directors, and each director may have considered different factors. In view of the variety of factors and the amount of information considered, Sensytech’s board of directors did not find it practicable to, and did not, make specific assessments of, quantify or otherwise assign relative weights to the specific factors considered in reaching its determination. The determination was made after consideration of all of the factors as a whole and as a result of numerous meetings.

Reasons for the merger and recommendation of the Argon board of directors

      The board of directors of Argon has unanimously determined that the merger with Sensytech is advisable, fair to and in the best interests of Argon stockholders. The decision of the board of directors to approve and enter into the merger agreement and to recommend that stockholders vote “FOR” the approval of the merger agreement was the result of careful consideration of numerous factors by the board of directors, including, without limitation, the following:

      Strategic considerations. Argon’s board of directors believed that the contemplated transaction provides Argon with several strategic benefits, including the following:

Augmentation of products and technology. The Argon board believes that Sensytech augments Argon’s product offering and technology base. The board expects that the combined company can address a wider range of customer needs in defense markets, both domestically and internationally. Customers are seeking suppliers with a broad array of software and hardware products, incorporating cutting-edge technologies, to identify and respond to today’s threats. The board believes that the combined company will be able to offer government customers a greater array of products, and greater research and development capability and engineering talent, than Argon alone.

Expansion of marketplace. Argon’s board believes that combining with Sensytech will expand Argon’s penetration of the marketplace by increasing opportunities to provide more integrated solutions with Sensytech’s technologies across the defense and intelligence marketplace. The board believes that Sensytech’s communications and sensor products and distinctive technology broaden the application and appeal of Argon’s product offering.

Access to new business opportunities. Argon’s board expects that the combination will provide Argon with access to new government program initiatives, many of which may have needs in line with Argon’s product architecture and system building methodology. Management expects to increase Argon’s content on key Navy programs and to expand the company’s market reach into new Department of Defense programs and within the intelligence community.

Increased size, revenues, access to capital and potential growth. The combination creates a leading mid-tier defense technology company focused on delivering command, control, communications, computers, intelligence, surveillance, and reconnaissance (C4ISR) solutions to the defense, intelligence and homeland security markets. The combined company will have greater size, a larger base of equity capital, more customers and, prospectively, greater access to capital to support growth. The combined company is expected to have combined backlog of approximately $250 million as of merger closing, providing a strong foundation for the combined company’s future growth.

Workforce compatibility. Argon’s board believed there would be strong compatibility between the employee base of the two companies because the companies have complementary workforces that, on a combined basis, will be able to continue development of highly innovative systems and products for customers and deliver and support systems and products. The combined workforce would also have a high percentage of employees with security clearances, which is integral to the continuation of the companies’ businesses and their growth.

Employee and customer impact. Management and the Argon board of directors believe that the operating style and culture of Argon would be well received by Sensytech employees and would increase the likelihood of a non-disruptive integration process. Management and the board also believed that Argon’s focus on customer service excellence would resonate well with Sensytech employees and, would result in a high rate of retention of Sensytech employees, therefore minimizing any disruption in the support of both Argon and Sensytech customers.

      Transaction considerations. The Argon board considered the following factors relating to the merger and the merger agreement:

Management continuity. Pursuant to the merger, the current directors and executive officers of Argon will continue in senior management roles in the combined company, assuring the other Argon stockholders and employees leadership continuity.

Enhanced liquidity to stockholders. By virtue of the merger, Argon stockholders gain long-term access to the public markets for trading their shares.

Likelihood of closing. The merger agreement does not contain a financing condition to the consummation of the merger and Argon’s board strongly believes that Sensytech will be able to fulfill its conditions to closing contained in the merger agreement, including receipt of stockholder approval for the merger. In addition, the merger agreement allows Argon to match any superior proposal for Sensytech before Sensytech is able to accept the superior proposal.

Ability to accept a superior proposal. To enable the Argon board to comply with its fiduciary duties to Argon stockholders, the merger agreement permits Argon’s board of directors to consider and accept an unsolicited superior proposal, subject to Sensytech’s right to match that proposal.

Termination fee. The provisions of the merger agreement require Sensytech to pay Argon a $3.75 million termination fee and reimburse Argon’s aggregate expenses if, under conditions set forth in the merger agreement, the merger does not close as a result of certain breaches of the merger agreement by Sensytech or if Sensytech accepts an alternate proposal and withdraws from the merger.

      Transaction risks. In addition, the Argon board of directors also identified and considered materials risks inherent in the proposed transaction known to it including:

Disruptions. Argon’s board considered the possible disruption to Argon businesses that may result from the announcement of the transaction and the resulting diversion of management resources to consummate the merger.

Potential loss of customers. The board considered the potential adverse reaction of Argon’s customers to the merger.

Loss of SBIR eligibility. The board considered the fact that the combined company will not meet the size eligibility standards for Small Business Innovation Research (SBIR) Phase I and Phase II contracts, under which some of Argon’s research and development activities have been conducted.

Operating restrictions. The board carefully considered the restrictions contained in the merger agreement on the operation of Argon’s business during the period between the signing of the merger agreement and the completion of the merger.

Integration risks. The board weighed the difficulty inherent in integrating Argon’s businesses with those of Sensytech.

Termination fee. The board considered the termination fee consisting of $3.75 million plus Sensytech’s costs to be paid to Sensytech if the merger agreement is terminated under circumstances specified in the merger agreement.

Transaction costs. The board considered the fact that Argon has expended considerable resources and incurred significant merger-related costs that would remain if the merger agreement were terminated under circumstances in which Sensytech would not be obligated to pay the termination fee.

      Although the foregoing discussion sets forth the material factors considered by Argon board of directors in reaching its recommendation, it may not include all of the factors considered by the board of directors, and each director may have considered different factors. In view of the variety of factors and the amount of information considered, the board of directors did not find it practicable to, and did not, make specific assessments of, quantify or otherwise assign relative weights to the specific factors considered in reaching its determination. The determination was made after consideration of all of the factors as a whole and as a result of numerous meetings.

Opinion of Sensytech’s financial advisor

      Ryan Beck & Co., Inc. acted as Sensytech’s exclusive financial advisor in connection with the merger. Sensytech selected Ryan Beck based on Ryan Beck’s experience, reputation and independence with regard to Sensytech and Argon. As part of its investment banking business, Ryan Beck routinely performs financial analyses and provides fairness opinions with respect to businesses and their securities in connection with mergers and acquisitions.

      In connection with Ryan Beck’s engagement, Sensytech requested that Ryan Beck evaluate the fairness to Sensytech stockholders, from a financial point of view, of the exchange ratio under the merger agreement. At the June 1, 2004 meeting of the Sensytech board, Ryan Beck described the exchange ratio as appearing to be fair to the Sensytech stockholders based upon information and analysis performed to date and stated that Ryan Beck would not be in a position to render a fairness opinion until it had received additional information, including audited financial statements of Argon that were being prepared at such time, and performed additional analysis based upon such additional information. On July 16, 2004, Ryan Beck delivered a written opinion to the Sensytech board, to the effect that, as of that date and based on and subject to various assumptions, matters considered and limitations described in the opinion, the exchange ratio under the merger agreement was fair, from a financial point of view, to Sensytech stockholders.

      The full text of Ryan Beck’s opinion describes the assumptions made, procedures followed, matters considered and limitations on the review undertaken by Ryan Beck. This opinion is attached as Annex B and is incorporated in this proxy statement/prospectus by reference. Ryan Beck’s opinion is directed only to the fairness, from a financial point of view, of the exchange ratio to Sensytech stockholders and does not address any other aspect of the merger or any related transaction. The opinion does not constitute a recommendation to any stockholder as to how to vote or act with respect to any matters relating to the proposed merger. You are encouraged to read this opinion carefully in its entirety. The summary of Ryan Beck’s opinion below is qualified in its entirety by reference to the full text of the opinion.

      In arriving at its opinion, Ryan Beck:

•	reviewed the financial terms of the merger agreement;

•	reviewed and analyzed certain publicly available financial and other data with respect to Sensytech;

•	reviewed certain historical financial and operating data relating to Sensytech and Argon made available to Ryan Beck from published sources and from the internal records of Sensytech and Argon;

•	conducted discussions with members of the senior management of Sensytech with respect to the business prospects and financial outlook of Sensytech, and Sensytech and Argon on a combined basis;

•	conducted discussions with members of the senior management of Argon with respect to the business prospects and financial outlook of Argon and the combined company;

•	reviewed the reported prices and trading activity for Sensytech’s common stock;

•	reviewed each of Sensytech’s and Argon’s forecasts and business plans, the nature and overall financial terms of each of Sensytech’s and Argon’s key contracts and the opportunities of the combined company;

•	reviewed the financial terms and statistics, to the extent publicly available, of certain comparable transactions and companies that Ryan Beck deemed relevant; and

•	performed discounted cash flow, contribution and accretion/(dilution) analyses with respect to Sensytech and Argon. In addition, Ryan Beck conducted such other analyses and examinations and considered such other financial, economic and market criteria as it deemed necessary in arriving at its opinion.

      With respect to the data and discussions relating to the business prospects and financial outlook of Sensytech and Argon, upon advice of Sensytech and Argon, Ryan Beck assumed that such data had been reasonably prepared on a basis reflecting the best currently available estimates and judgments of the management of Sensytech and Argon as to the future financial performance of Sensytech and Argon, and that Sensytech and Argon will perform substantially in accordance with such financial data and estimates. Ryan Beck expresses no opinion as to such financial data and estimates or the assumptions on which they were based. In that regard, Ryan Beck made certain assumptions, including the following:

•	the merger would be consummated as set forth in the merger agreement without waiver, modification or amendment of any material term, condition or agreement; and

•	in the course of obtaining any regulatory or third party consents, approvals or agreements in connection with the merger, no limitations, restrictions or conditions would be imposed that would have an adverse effect on Sensytech, Argon, the consummation of, or the contemplated benefits of, the merger.

      In addition, Ryan Beck was not requested to make, and it did not make, an independent evaluation or appraisal of the assets and liabilities (including any derivative or off-balance sheet assets and liabilities) of Sensytech or Argon or any of their respective subsidiaries, and Ryan Beck was not furnished with any such evaluation or appraisal. Ryan Beck’s opinion was necessarily based upon information available to it, and financial, economic, market and other conditions as they existed, and could be evaluated, as of the date of the opinion. The opinion did not address the relative merits of the merger contemplated by the merger agreement as compared to any alternative business transaction that might be available to Sensytech, nor did it address the underlying business decision of Sensytech to engage in the merger contemplated by the merger agreement. In addition, Ryan Beck did not express any opinion as to the actual value of Sensytech common stock when issued to the holders of Argon common stock pursuant to the merger or the prices at which Sensytech common stock would trade at any time. Although Ryan Beck evaluated the exchange ratio from a financial point of view, Ryan Beck was not requested to, and it did not, recommend the specific exchange ratio payable in the merger, which exchange ratio was determined between Sensytech and Argon. Except as described above, Sensytech imposed no other limitations on Ryan Beck with respect to the investigations made or procedures followed in rendering its opinion.

      In preparing its opinion to Sensytech’s board of directors, Ryan Beck performed a variety of financial and comparative analyses, including those described below. The order in which the analyses are described does not represent the relative importance or weight given to the analyses performed by Ryan Beck. The summary of Ryan Beck’s analyses described below is not a complete description of the analyses underlying its opinion. The preparation of a fairness opinion is a complex process involving various determinations as to the most appropriate and relevant methods of financial analysis and the application of those methods to the particular circumstances and, therefore, a fairness opinion is not susceptible to partial analysis or summary description. Ryan Beck believes that its analyses must be considered as a whole and that selecting portions of its analyses and factors, without considering all analyses and factors, could create a misleading or incomplete view of the processes underlying its analyses and opinion.

      In its analyses, Ryan Beck considered industry performance, general business, economic, market and financial conditions and other matters, many of which are beyond the control of Sensytech. No company, transaction or business used in Ryan Beck’s analyses as a comparison is identical to Sensytech or the proposed merger, and an evaluation of the results of those analyses is not entirely mathematical. Rather, the analyses involve complex considerations and judgments concerning financial and operating characteristics and other factors that could affect the acquisition, public trading or other values of the companies or transactions analyzed. The estimates contained in Ryan Beck’s analyses and the ranges of valuations resulting from any particular analysis are not necessarily indicative of actual values or predictive of future results or values, which may be significantly more or less favorable than those suggested by the analyses. In addition, analyses relating to the value of businesses or securities do not purport to be appraisals or to reflect the prices at which businesses or securities actually may be sold. Accordingly, Ryan Beck’s analyses and estimates are inherently subject to substantial uncertainty.

      In the course of preparing its opinion, Ryan Beck also reviewed and considered other information and data, including the historical price performance of Sensytech common stock and the relationship between movements in Sensytech common stock and selected companies in the aerospace and defense sectors.

      The following is a summary of the financial analyses underlying Ryan Beck’s opinion delivered to the Sensytech board or directors in connection with the merger.

      Stock Trading Analysis. Ryan Beck reviewed the prices at which Sensytech’s common stock traded over the period from June 9, 2003 through June 7, 2004, the last close prior to the public announcement of the merger. Ryan Beck noted that the high closing price for Sensytech common stock in the period observed was $21.60 per share on May 27, 2004 and the low price for Sensytech common stock in the period observed was $12.00 per share on December 18, 2003. Ryan Beck also reviewed the moving averages for Sensytech common stock over various periods as summarized below:

Moving Average
Period ending June 7, 2004	Share Price

One Week	$21.01

Two Weeks	21.07

One Month	19.55

Two Months	18.62

Six Months	16.17

One Year	16.13

      Ryan Beck also performed a comparative stock price performance analyses of historical closing prices of Sensytech common stock, the S&P 500 and Nasdaq indexes and an equally weighted index of aerospace/ defense companies consisting of Applied Signal Technology, Inc., DRS Technologies, Inc., EDO Corporation, Rockwell Collins, Inc. and United Defense Industries, Inc. Ryan Beck compared the performance of such indexes to the performance of the Sensytech common stock. Ryan Beck observed the following:

      One-year period: Sensytech common stock increased 61.1%, the aerospace/ defense company index increased 39.4%, the S&P 500 increased 13.6%, and the Nasdaq increased 21.6%.

      Three-month period: Sensytech common stock increased 36.4%, the aerospace/ defense company index increased 4.5%, the S&P 500 increased 1.8%, and the Nasdaq increased 1.8%.

      Selected Trading Market Analysis. Using publicly available information, Ryan Beck reviewed the financial, operating and stock market data of the following selected publicly traded companies in the aerospace and defense industry:

•	Applied Signal Technology, Inc.

•	DRS Technologies, Inc.

•	EDO Corporation

•	Rockwell Collins, Inc.

•	United Defense Industries, Inc.

      Ryan Beck calculated the enterprise value of each selected company as a multiple of its respective revenue, earnings before interest, taxes, depreciation and amortization, commonly referred to as “EBITDA,” and earnings before interest and taxes, commonly referred to as “EBIT,” for the latest 12 months and estimated fiscal years 2004 and 2005. Ryan Beck also calculated the equity value of each selected company as a multiple of its respective net income for the latest 12 months and estimated fiscal years 2004 and 2005. All multiples were based on closing stock prices on July 13, 2004. Estimated financial data for the selected companies were based on the most recently available research analysts’ consensus estimates. Ryan Beck then applied the median valuation multiples described above to Sensytech’s and Argon’s corresponding results for the latest twelve month period and projections for fiscal years 2004 and 2005 to derive implied share prices. All estimates of Sensytech’s and Argon’s 2004 and 2005 financial data were based on management projections that were provided to Ryan Beck.

      Based on this analysis, Ryan Beck derived an implied share price range of $24.15 to $43.26 for Argon and $13.44 to $19.41 for Sensytech and an implied exchange ratio range of 1.80x to 2.23x. Ryan Beck noted that the exchange ratio of 2.0x set forth in the merger agreement was within the range implied by the analysis described above.

      Selected Transactions Analysis. Using publicly available information, Ryan Beck reviewed the implied enterprise values of the following 14 selected transactions in the aerospace and defense sectors:

Target Name		Acquiror Name

•	Orkand Corporation (Pending)	•	Harris Corporation
•	Filtronic Solid State, Inc	•	Teledyne Wireless, Inc.
•	Miltope Group, Inc	•	Vision Technologies Kinetics Inc.
•	ECC International Corporation	•	Cubic Corporation
•	Integrated Defense Technologies, Inc	•	DRS Technologies, Inc.
•	Simula, Inc	•	Armor Holdings, Inc.
•	Emblem Group Ltd	•	EDO Corporation
•	Aeromet, Inc	•	L-3
•	Signal Technology Corporation	•	Crane Co.
•	Darlington Incorporated	•	EDO Corporation
•	Wescam Inc	•	L-3
•	BAE SYSTEMS — Gaithersburg	•	Integrated Defense Technologies, Inc.
•	Westwood Corporation	•	L-3
•	Condor Systems, Inc	•	EDO Corporation

      Ryan Beck compared the enterprise value of each selected transaction as a multiple of its latest 12 months of revenue, EBITDA and EBIT. Ryan Beck also compared the equity value of each selected transaction as a multiple of its latest 12 months of net income. All multiples were based on information available at the time of the relevant transaction. Ryan Beck then applied the median multiples derived from the selected transactions to Sensytech’s and Argon’s corresponding results for the latest twelve month period and projections for fiscal years 2004 and 2005 in order to derive implied per share equity values for Sensytech and Argon. All estimates of Sensytech’s and Argon’s 2004 and 2005 financial data were based on management projections that were provided to Ryan Beck, discounted back to present by applying an appropriate discount rate.

      Based on this analysis, Ryan Beck derived an implied share price range of $15.86 to $40.74 for Argon and $8.27 to $18.28 for Sensytech and an implied exchange ratio range of 1.92x to 2.23x. Ryan Beck noted that the exchange ratio of 2.0x set forth in the merger agreement was within the range implied by the analysis described above.

      Discounted Cash Flow Analysis. Ryan Beck performed a discounted cash flow analysis (“DCF”) on the projected cash flows of Sensytech and Argon for the fiscal years ending September 30, 2004 through September 30, 2007. The DCF was based on the following assumptions and methodologies:

•	Four year projections were prepared by Sensytech’s and Argon’s management.

•	Stand-alone, base case projections were used.

•	Ryan Beck held diligence meetings with management of each of Sensytech and Argon regarding the projections’ underlying assumptions.

•	Annual free cash flows were calculated by adjusting operating income to reflect non-cash items such as depreciation and amortization as well as changes in working capital and capital expenditures.

•	A range of terminal values was calculated in year four by applying a multiple to projected EBITDA within a range of 8.0x to 10.0x.

•	A weighted average cost of capital (WACC) for Sensytech and Argon was calculated based on estimated costs of equity:

—	Sensytech’s WACC was 16%, within a range of 15% to 17%

—	Argon’s WACC was 13%, within a range of 12% to 14%

      Based on this analysis, Ryan Beck derived an implied share price range of $36.62 to $46.43 for Argon and $14.17 to $18.12 for Sensytech and an implied exchange ratio range of 2.58x to 2.56x. Ryan Beck noted that the exchange ratio of 2.0x set forth in the merger agreement was below the range implied by the DCF analysis, described above.

      Contribution Analysis. Ryan Beck analyzed the relative contribution of Argon and Sensytech to the estimated revenues, EBITDA, EBIT and net income of the combined company for the projected fiscal years 2004 and 2005. Projected financial data were based on estimates provided by management of Sensytech and Argon. Ryan Beck’s contribution analysis assumed no cost savings or other synergies anticipated to result from the merger. The range of results is set forth below:

% Contribution

Argon			Sensytech

Low		High	Low		High

65.5%	to	68.2%	31.8%	to	34.5%

      Based on the ranges generated by this analysis, the range of implied exchange ratios was 2.10x to 2.36x. Ryan Beck noted that the exchange ratio of 2.0x set forth in the merger agreement was below the range implied by the analysis described above.

      Accretion/(Dilution) Analysis. Ryan Beck analyzed the potential pro forma financial effect of the merger on basic and diluted earnings per share for Sensytech for projected fiscal years 2004 and 2005. The pro forma results were calculated as if the merger had closed on the first day of the fiscal year presented. Ryan Beck’s analysis assumed no cost savings or other synergies anticipated to result from the merger. Projected financial data were based on estimates provided by management of Sensytech and Argon.

      Ryan Beck noted that based on this analysis, the proposed merger would be accretive to the basic earnings per share of Sensytech for fiscal years 2004 and 2005.

      Ryan Beck also noted that based on this analysis, the proposed merger would be accretive to the dilutive earnings per share of Sensytech for fiscal years 2004 and 2005.

      Relationships between Ryan Beck and Sensytech. Ryan Beck acted as financial advisor to Sensytech in connection with the merger, although in so acting, Ryan Beck has not entered into an agency or other fiduciary relationship with Sensytech, its board of directors or stockholders, or any other person.

      Sensytech retained Ryan Beck pursuant to an engagement letter, effective as of May 18, 2004. As compensation for Ryan Beck’s services in connection with the merger, Sensytech agreed to pay Ryan Beck an aggregate fee of approximately $300,000 comprised of the following components:

•	a cash retainer fee totaling $75,000, which was paid on June 30, 2004;

•	an additional cash fee of $75,000, which became payable on July 16, 2004, in connection with the rendering of Ryan Beck’s fairness opinion; and

•	an additional cash fee equal to $150,000 at the closing of the merger.

      In addition, regardless of whether the merger is consummated, Sensytech has agreed to reimburse Ryan Beck for certain reasonable fees and disbursements of Ryan Beck’s counsel and other reasonable out-of-pocket expenses Ryan Beck incurs in connection with the merger or otherwise arising out of its retention under the engagement letter. Sensytech has also agreed to indemnify Ryan Beck and certain related persons against certain expenses and liabilities, including certain liabilities under the federal securities laws arising out of its engagement or the merger.

      Ryan Beck has not in the past provided financial advisory services to Sensytech except as related to the merger, as described above.

Interests of certain persons in the merger

      Argon stockholders considering the recommendation of the Argon board of directors to approve the merger agreement should be aware that some of Argon’s directors and officers have interests in the merger that are different from, or in addition to, their interests as Argon stockholders. Sensytech stockholders considering the recommendation of the Sensytech board of directors regarding the proposal to issue common stock in the merger and the proposal to increase Sensytech’s authorized capital stock should be aware that some of Sensytech’s directors and executive officers have interests in the merger that are different from, or in addition to, their interests as Sensytech stockholders. These interests may create potential conflicts of interest. The boards of directors of Sensytech and Argon were aware of these interests and took these interests into account in approving the merger and the transactions contemplated by the merger documents.

      Following the merger, seven of the members of the board of directors of Sensytech will consist of directors designated by Argon, and three of the members will be designated by Sensytech, subject to the approval of Argon. All current directors of Argon will become directors of the combined company as of the closing date of the merger. In addition, all current executive officers of Argon will become executive officers of Sensytech following the merger. Of the current Sensytech directors, it is expected that S. Kent Rockwell, John Irvin and Lloyd A. Semple will continue as directors following the merger. Of the current Sensytech executive officers, it is expected that Mr. Rockwell and Donald F. Fultz will continue as executive officers of the combined company following the merger. See “Directors and Management Following the Merger” beginning on page 76.

      Mr. Rockwell, Sensytech’s Chairman and Chief Executive Officer and Mr. Fultz, Sensytech’s Vice President, Chief Financial Officer and Treasurer, are each parties to retention agreements with Sensytech dated February 17, 2004. The agreements provide that upon a “change in control” with respect to Sensytech or its affiliates, each executive is entitled to a lump-sum payment equal to two times his current annual base salary and to a continuation of life insurance, disability and health benefits for the executive and his family for a period of 18 months following his termination. The executive’s lump-sum payment will be due at the earlier of:

•	the termination of the executive’s employment with Sensytech, and

•	upon the executive attaining 24 months of employment with Sensytech subsequent to the “change in control.”

      The executive is not entitled to the payment or continuation of benefits if he is terminated as a result of a conviction of a felony, a material violation of Sensytech’s code of conduct, criminal conviction involving a violation of the federal securities laws, judgment by a court in a case brought by the SEC involving a violation of the federal securities laws or actions demonstrating moral turpitude. Under the retention agreements, the merger will constitute a “change in control” and will therefore trigger the executives’ respective rights under the retention agreements. Mr. Rockwell’s current annual base salary is $250,000 and Mr. Fultz’s current annual base salary is $158,842.

      Sensytech directors and officers hold options to purchase common stock of Sensytech that, to the extent not previously vested, will immediately vest and become exercisable upon the closing of the merger.

The total number of shares of common stock underlying stock options held by each current director and officer of Sensytech and the exercise price for those options are set forth below:

Name	Number of Options	Exercise Price

Charles W. Bernard, Director	10,000	$7.54
	5,000	$14.22

Total:	15,000

Delano Esguerra,	5,000	$7.67
Vice President, Electronic Warfare	5,000	$8.00
	6,500	$14.22

Total:	16,500

Donald F. Fultz, Vice President,	25,000	$4.20
Chief Financial Officer and Treasurer	15,000	$3.00
	6,500	$14.22

Total:	46,500

John Irvin, Director	10,000	$7.54
	5,000	$14.22

Total:	15,000

S. R. Perrino, Director	10,000	$7.54
	5,000	$14.22

Total:	15,000

Philip H. Power, Director	10,000	$7.54
	5,000	$14.22

Total:	15,000

S. Kent Rockwell, Chairman of	50,000	$7.67
the Board and Chief Executive Officer	6,500	$14.22

Total:	56,500

James D. Ross, Vice President,	25,000	$4.20
Communications Group	15,000	$3.00
	6,500	$14.22

Total:	46,500

John D. Sanders, Director	10,000	$7.54
	5,000	$14.22

Total:	15,000

Lloyd A. Semple, Director	3,000	$2.25
	10,000	$11.37
	5,000	$14.22

Total:	18,000

      Each unexpired option to purchase shares of Argon common stock that is outstanding immediately prior to the merger will be converted into an option to purchase Sensytech common stock, with the number of shares purchasable and the exercise price adjusted in accordance with the exchange ratio. The following Argon officers hold options that have vested or will be vested as of August 29, 2004 in the amounts shown which, unless exercised prior to the merger, will become options to purchase the number of shares Sensytech common stock at the exercise prices per share shown:

	Number of Shares		Number of Shares
	Issuable under		to be Issuable
	Current Argon		under Sensytech
Name	Options	Exercise Price	Options	Exercise Price

Kerry M. Rowe,	12,000	$8.21	24,000	$4.105
Vice President

W. Joseph Carlin,	4,800	$0.3967	9,600	$0.19835
Vice President	2,000	$1.8050	4,000	$0.9025

Robert S. Tamaru,	9,600	$0.3967	19,200	$0.19835
Vice President	2,000	$1.8050	4,000	$0.9025

      As a result of interests described above under each heading, these officers and directors could be more likely to vote to approve, and recommend the approval of, the merger and the merger agreement, than if they did not hold these interests.

Completion and effectiveness of the merger

      The merger will be completed when all of the conditions to completion of the merger are satisfied or waived, including the approval of the merger by the Sensytech stockholders and the Argon stockholders. The merger will become effective upon the filing of articles of merger with the Virginia State Corporation Commission.

Management following the merger

      On or prior to the effective time of the merger, Sensytech’s board of directors will increase the number of its directors to ten (10). Seven (7) of the members of Sensytech’s board of directors will be designated by Argon and three (3) of the members will be designated by Sensytech, subject to the approval of Argon. Any Sensytech director who will not continue as a director following the effective time will resign as a director to Sensytech on or prior to the effective time.

      At the effective time of the merger, the newly-constituted Sensytech board will designate the officers of the company surviving the merger.

      For information on the individuals who will become the directors and officers following the merger, see “Directors and Management Following the Merger” below.

Treatment of Argon common stock

      Upon completion of the merger, Argon common stockholders will be entitled to receive, for each share of Argon common stock then held by them (other than shares with respect to which a Argon stockholder has exercised dissenters’ rights), two fully paid and nonassessable shares of Sensytech common stock.

Exchange of Argon stock certificates for Sensytech stock certificates

      Promptly after the effective time of the merger, Sensytech will notify its transfer agent of the names of the former Argon stockholders and the number of shares of Sensytech common stock then held by them as a result of the merger. Thereafter, each of the former Argon stockholders will be sent notice and instructions on how to surrender Argon stock certificates in exchange for Sensytech stock certificates.

      Upon surrendering their Argon stock certificates, the holders of Argon stock certificates will be entitled to receive a certificate representing that number of whole shares of Sensytech common stock which that holder has the right to receive, if any and cash dividends or other distributions to which the holder is entitled.

      Until surrendered to the exchange agent, outstanding Argon stock certificates will be deemed from and after the effective time to evidence only (i) the ownership of the number of full shares of Sensytech common stock into which their shares of Argon common stock were converted at the effective time, and (ii) the right to receive any dividends or distributions to which the holder is entitled.

Accounting treatment

      The merger will be accounted for as a “reverse acquisition” using the purchase method of accounting in conformity with accounting principles generally accepted in the United States of America. Although the merger is structured such that Argon will become a wholly owned subsidiary of Sensytech at closing, Argon will be treated as the acquiring company for accounting purposes in accordance with Statement of Financial Accounting Standards (SFAS) No. 141, “Business Combinations.” The factors influencing this accounting treatment include:

•	holders of Argon’s outstanding stock, and options will receive approximately 66% of the shares of the combined company on a fully converted basis and will control a majority of the voting rights;

•	the board of directors of the combined company will initially consist of ten (10) members, seven (7) of which will be designated by Argon and three (3) of which will be designated by Sensytech;

•	the current executive officers of Argon, including its Chief Executive Officer and Chief Financial Officer, will become the executive officers of the combined company; and

•	Argon’s business will represent approximately two-thirds of the combined company in terms of revenue and market capitalization.

      Under the purchase method of accounting, the estimated purchase price of Sensytech will be the fair value of the common stock that Argon is deemed, for accounting purposes, to have issued in connection with the merger, the fair value of the options to purchase shares of Sensytech common stock that Argon is deemed to have assumed in connection with the merger, and the amount of direct transaction costs incurred by Argon associated with the merger. The fair value is calculated based on the average closing price of Sensytech common stock on the Nasdaq National Market for the two days prior to the announcement of the merger, the day of the announcement (June 7, 2004) and the two days following the announcement.

      The purchase price will be allocated to the tangible and identifiable intangible assets acquired and liabilities assumed on the basis of their fair values at the consummation of the merger. The excess of the purchase price remaining after that allocation will be recorded as goodwill. Pursuant to Statements of Financial Accounting Standards No. 141, “Business Combinations” and No. 142, “Goodwill and Other Intangible Assets,” goodwill will no longer be subject to amortization over its estimated useful life. Rather, goodwill will be subject to at least annual assessment for impairment based on a fair value test. Identified intangible assets with finite lives will be amortized over those lives. A final determination of the intangible asset values and required purchase accounting adjustments, including the allocation of the purchase price to the assets acquired and liabilities assumed based on their respective fair values, has not yet been made. However, for purposes of disclosing unaudited pro forma information in this joint proxy statement/ prospectus, there has been a preliminary determination of the purchase price allocation, based upon current estimates and assumptions, which is subject to revision upon consummation of the merger.

Regulatory approvals

      Neither Sensytech nor Argon is aware of any material governmental or regulatory approval required for completion of the merger, other than the effectiveness of the registration statement of which this joint proxy statement/ prospectus is a part, compliance with applicable corporate law of Delaware and Virginia, and compliance with applicable state “blue sky” laws.

Material United States federal income tax consequences of the merger

      General. The following discussion (including the opinions set forth herein) sets forth the material United States federal income tax consequences of the merger to U.S. holders (as defined below) of Argon common stock. This discussion does not address the tax consequences to Sensytech stockholders because they are not exchanging stock in the merger. This discussion also does not address any tax consequences arising under the laws of any state, local or foreign jurisdiction. This discussion is based upon the Internal Revenue Code of 1986, as amended (the “Code”), the regulations of the U.S. Treasury Department and court and administrative rulings and decisions in effect on the date of this document. These laws may change, possibly retroactively, and any change could affect the continuing validity of this discussion.

      For purposes of this discussion, the term “U.S. holder” means:

•	a citizen or resident of the United States;

•	a corporation, or other entity taxable as a corporation for U.S. federal income tax purposes, created or organized under the laws of the United States or any of its political subdivisions;

•	a trust if it (i) is subject to the primary supervision of a court within the United States and one or more United States persons have the authority to control all substantial decisions of the trust or (ii) has a valid election in effect under applicable United States Treasury regulations to be treated as a United States person; or

•	an estate that is subject to United States federal income tax on its income regardless of its source.

      If a partnership holds Argon common stock, the tax treatment of a partner will generally depend on the status of the partners and the activities of the partnership. If you are a partner of a partnership holding Argon common stock, you should consult your tax advisors.

      This discussion only addresses Argon stockholders that hold their shares of Argon common stock as a capital asset within the meaning of section 1221 of the Code. Further, this discussion does not address all aspects of U.S. federal income taxation that may be relevant to a Argon stockholder in light of such holder’s particular circumstances or that may be applicable if a holder is subject to special treatment under the United States federal income tax laws, including if a holder is:

•	a financial institution;

•	a tax-exempt organization;

•	an S corporation or other pass-through entity;

•	an insurance company;

•	a mutual fund;

•	a dealer in securities or foreign currencies;

•	a trader in securities who elects the mark-to-market method of accounting for your securities;

•	an Argon stockholder subject to the alternative minimum tax provisions of the Code;

•	an Argon stockholder who received Argon common stock through the exercise of employee stock options or through a tax-qualified retirement plan;

•	a person that has a functional currency other than the U.S. dollar;

•	a holder of options granted under any Argon benefit plan; or

•	an Argon stockholder who holds Argon common stock as part of a hedge, straddle or a constructive sale or conversion transaction.

      The Merger. Sensytech and Argon have structured the merger to qualify as a reorganization within the meaning of Section 368(a) of the Code. As described below, it is a condition to each party’s respective obligations to complete the merger that Sensytech and Argon each receive a legal opinion that the merger will so qualify. Argon and Sensytech believe that the merger will qualify as a reorganization within the meaning of Section 368(a) of the Code and that the material United States federal income tax consequences of the merger will be as follows:

•	no gain or loss will be recognized by Argon or Sensytech as a result of the merger;

•	an Argon stockholder will not recognize gain or loss on the exchange of Argon common stock solely for Sensytech common stock;

•	an Argon stockholder’s aggregate tax basis in the Sensytech common stock received in the merger will equal the holder’s aggregate tax basis in the Argon common stock surrendered; and

•	an Argon stockholder’s holding period for the Sensytech common stock received in the merger will include the holder’s holding period for the shares of Argon common stock surrendered.

      If an Argon stockholder acquired different blocks of Argon common stock at different times and at different prices, such holder’s tax basis and holding period in its Sensytech common stock may be determined with reference to each block of Argon common stock.

      Dissenters’ rights. If an Argon stockholder exercises dissenters’ rights, such stockholder will recognize gain or loss equal to the difference between the amount of cash received by such stockholder as a result of the exercise of dissenters’ rights and its tax basis in its Argon shares.

      Closing condition tax opinions. It is a condition to the closing of the merger that Sensytech and Argon will receive opinions from DKW Law Group, LLC and Holland & Knight LLP, respectively, dated as of the effective date of the merger, to the effect that the merger will qualify as a reorganization within the meaning of Section 368(a) of the Code. These opinions will be based on updated representation letters provided by Sensytech and Argon to be delivered at the time of closing, and on customary factual assumptions. Although the merger agreement allows Sensytech and/or Argon to waive this condition to closing, they currently do not anticipate doing so. If either Sensytech or Argon does waive this condition and the tax consequences of the merger are materially different from those described in this document, you will be informed of this decision and asked to vote on the merger taking this into consideration.

      Neither of these tax opinions will be binding on the Internal Revenue Service. Sensytech and Argon have not and do not intend to seek any ruling from the Internal Revenue Service regarding any matters relating to the merger, and as a result, there can be no assurance that the Internal Revenue Service will not disagree with or challenge any of the conclusions described herein.

      Reporting requirements. If an Argon stockholder receives Sensytech common stock as a result of the merger, such holder will be required to retain records pertaining to the merger and will be required to file with such holder’s United States federal income tax return for the year in which the merger takes place a statement setting forth facts relating to the merger.

      This discussion does not address tax consequences that may vary with, or are contingent on, individual circumstances. Moreover, it does not address any non-income tax or any foreign, state or local tax consequences of the merger. Tax matters are very complicated, and the tax consequences of the merger to you will depend upon the facts of your particular situation. Accordingly, we strongly urge you to consult with a tax advisor to determine the particular federal, state, local or foreign income or other tax consequences to you of the merger.

Dissenters’ rights

      Under Argon’s certificate of incorporation, holders of Argon’s Class B common stock do not have voting rights. The board of directors of Argon has elected to offer holders of Class B common stock the right to vote on the merger, and the right to avail themselves of dissenter’s rights under Virginia law.

      Under Sections 13.1-729 through 13.1-741 of the Virginia Stock Corporations Act, referred to as the VSCA, Argon stockholders may object to the merger and demand in writing that the company surviving the merger pay the fair value of their shares if the merger is completed. Sections 13.1-729 through 13.1-741 of the VSCA, which sets forth the procedures a shareholder requesting payment for her shares must follow, is reprinted in its entirety as Annex C to this joint proxy statement/ prospectus. The following discussion is not a complete statement of the law relating to dissenters’ rights under Sections 13.1-729 through 13.1-741 of the VSCA, and is qualified in its entirety by reference to Annex C. This discussion and Annex C should be reviewed carefully by any stockholder who wishes to exercise dissenters’ rights or who wishes to preserve the right to do so, as failure to strictly comply with the procedures set forth in this section of the joint proxy statement/ prospectus or Sections 13.1-729 through 13.1-741 of the VSCA will result in the loss of dissenters’ rights.

      Under Sections 13.1-729 through 13.1-741 of the VSCA, when a merger agreement is to be submitted for approval at a meeting of stockholders, such as the Argon special meeting, the corporation must notify each of the holders of its stock for whom dissenters’ rights are available that such dissenters’ rights are available and include in each such notice a copy of Sections 13.1-729 through 13.1-741 of the VSCA. This joint proxy statement/ prospectus shall constitute that notice to the record holders of Argon common stock. Neither Sensytech nor Argon will give you any notice of your dissenters’ rights other than as described in this document and as required by the VSCA.

      General requirements. Sections 13.1-729 through 13.1-741 of the VSCA generally requires the following:

•	Notice of intent to demand payment. Argon stockholders who desire to exercise their dissenters’ rights must deliver to Argon, before the vote on the merger is taken at the special meeting, a written notice of their intent to demand payment for their shares. The notice of intent to demand payment should be addressed to Argon Engineering Associates, Inc., 12701 Fair Lakes Circle, Suite 800, Fairfax, Virginia 22033, Attention: Victor F. Sellier. It is important that Argon receive all written notices before the vote concerning the merger is taken. As explained below, this written notice should be signed by, or on behalf of, the shareholder of record. The written notice of intent to demand payment should specify the shareholder’s name and mailing address, the number of shares of stock owned, and that the shareholder intends to demand payment for such shareholder’s shares.

•	Refrain from voting for or consenting to the merger proposal. You must not vote in favor of the merger agreement or the merger or consent to either in writing. If you return a properly executed proxy or otherwise vote in favor of the merger agreement or the merger, your right to payment will terminate, even if you previously filed a written notice of intent to demand payment. You do not have to vote against the merger in order to preserve your dissenters’ rights.

•	Continuous ownership of Argon shares. You must continuously hold your shares of Argon stock from the date you provide notice of your intent to demand payment for your shares through the closing of the merger.

      Written notice Within 10 days after the closing of the merger, Argon must give written notice that the merger has become effective to each shareholder who has fully complied with the conditions of Sections 13.1-729 through 13.1-741 of the VSCA and who has not voted in favor of or consented to the merger or the merger agreement. The notice shall state where the payment demand shall be sent and where certificates shall be deposited. The notice shall also supply a form for demanding payment and set a date, not fewer than 30 nor more than 60 days after delivery of the dissenters’ notice by which Argon must receive a payment demand from a dissenting shareholder. Within the time frame set forth in Argon’s notice, a dissenter must demand payment for his or her Argon shares and otherwise comply with Sections 13.1-729 through 13.1-741 of the VSCA. Except as required by law, Argon will not notify stockholders of any dates by which dissenters’ rights must be exercised.

      Requirements for written demand for payment. A written demand for payment for Argon stock is only effective if it is signed by, or for, the stockholder of record who owns the shares at the time the demand is made. The demand must be signed as the stockholder’s name appears on its stock certificate(s). If you are a beneficial owner of Argon stock (such as a broker, fiduciary, trustee, guardian or custodian, depositary or other nominee), but not a stockholder of record, you must have the stockholder of record for the shares sign a demand for payment on your behalf.

      If you own Argon stock in a fiduciary capacity, such as a trustee, guardian or custodian, you must disclose the fact that you are signing the demand for payment in that capacity.

      If you own Argon stock with one or more other persons, such as in a joint tenancy or tenancy in common, all of the owners must sign, or have signed for them, the demand for payment. An authorized agent, which could include one or more of the owners, may sign the demand for payment for a stockholder of record; however, the agent must expressly disclose who the stockholder of record is and that he or she is signing the demand as that stockholder’s agent.

      Payment. Within 30 days after receipt of a payment demand by the dissenting stockholder, Argon shall pay the dissenting stockholder the amount Argon estimates to be the fair value of such dissenting shareholder’s shares, plus accrued interest. The payment shall be accompanied by: (1) certain financial statements of Argon; (2) an explanation of how Argon estimated the fair value of the shares and of how the interest was calculated; (3) a statement of the dissenters’ right to demand payment under VSCA Section 13.1-739; and (4) the VSCA provisions set forth on Annex C. If the dissenting stockholder is dissatisfied with the amount of such payment, the dissenting stockholder may notify Argon in writing of her own estimate of the fair value of her shares and the amount of interest due, and demand payment of such estimate less the amount received from Argon.

      Petition with the court. If a dissenter’s demand for payment remains unsettled, Argon must bring a proceeding in the Circuit Court of Fairfax County, Virginia to have the court determine fair value of the shares and accrued interest. As part of this proceeding, the court is authorized to appoint one or more appraisers. The court assesses all costs, including appraisers appointed by the court, against Argon except that the court has the right to make an assessment against any dissenters who did not act in good faith in demanding payment after receipt of Argon’s payment. All other fees and expenses, other than counsel fees, can be equitably assessed. Therefore, dissenters may be responsible for the payment of their own attorneys’ fees.

      Termination of rights. A dissenting stockholder’s right to obtain payment is terminated whenever the proposed corporate action is abandoned or is permanently enjoined or set aside or when the stockholder’s demand for payment is withdrawn with the consent of Argon. If you withdraw your demand for payment, you will be entitled to receive the merger consideration provided in the merger agreement.

      U.S. federal income tax consequences. With respect to the tax consequences of exercising dissenters’ rights, please refer to the section of the joint proxy statement/ prospectus entitled “The Merger-Material United States federal income tax consequences — Dissenters’ rights” on page 60.

      Loss of shareholder rights. If you demand payment, after the closing of the merger you will not be entitled to:

•	vote shares of stock for which you have demanded payment for any purpose;

•	receive payment of dividends or any other distribution with respect to your shares, except for dividends or distributions, if any, that are payable to holders of record as of a record date before the closing of the merger; or

•	receive the consideration provided for in the merger agreement.

      If you fail to comply strictly with these procedures you will lose your dissenters’ rights. Consequently, if you wish to exercise your dissenters’ rights, we strongly urge you to consult a legal advisor before attempting to exercise your dissenters’ rights.

Listing of Sensytech common stock to be issued in the merger

      The shares of Sensytech common stock to be issued in the merger, including the shares of Sensytech that will be issued upon the exercise of current Argon stock options, are to be approved for listing on the Nasdaq National Market, subject to official notice of issuance.

Restriction on resales of Sensytech common stock by affiliates

      The Sensytech common stock to be issued in the merger will be registered under the Securities Act. These shares may be traded freely and without restriction by those stockholders who are not “affiliates” of Argon prior to the merger or of Sensytech following the merger, as that term is defined under the Securities Act. An affiliate of a corporation, as defined by the rules promulgated under the Securities Act, is a person who directly or indirectly, through one or more intermediaries, controls, is controlled by or is under common control with, that corporation. Any transfer by an affiliate of Argon must comply with the resale provisions of Rule 145 promulgated under the Securities Act. If an Argon affiliate becomes an affiliate of Sensytech, any transfer must comply with the resale provisions of Rule 144 promulgated under the Securities Act or otherwise permitted under the Securities Act. These restrictions will apply to the executive officers, directors and significant stockholders of Argon.

Operations following the merger

      After completion of the merger, Argon will continue its operations as a wholly-owned subsidiary of Sensytech under the name “Argon Engineering Associates, Inc.” The stockholders of Argon will become stockholders of Sensytech, and their rights as stockholders will be governed by Sensytech’s existing certificate of incorporation, Sensytech’s existing bylaws and the laws of the State of Delaware. See “Comparison of Stockholder Rights” below.

Articles of incorporation and bylaws of Argon

      Upon completion of the merger, the articles of incorporation of ST Acquisition Corp., as amended to reflect that the name of the surviving corporation will be “Argon Engineering Associates, Inc.”, will be the articles of incorporation of the surviving corporation. Additionally, the bylaws of ST Acquisition Corp. as in effect immediately prior to the effective time of the merger will be the bylaws of Argon, as the surviving corporation, until otherwise changed or amended.

THE MERGER AGREEMENT

      The following is a brief summary of the material provisions of the merger agreement, a copy of which is attached as Annex A, which agreement is hereby incorporated by reference into this joint proxy statement/ prospectus. Stockholders of Sensytech and Argon are urged to read the merger agreement in its entirety for a more complete description of the merger. In the event of any discrepancy between the terms of the merger agreement and the following summary, the merger agreement will control.

The merger

      Following the approval of the merger proposal by the stockholders of Argon, the approval of the proposal to issue Sensytech shares in the merger by the stockholders of Sensytech, and the satisfaction or waiver of the other conditions to the merger set forth in the merger agreement, ST Acquisition Corp., a wholly-owned subsidiary of Sensytech, will merge with and into Argon, with Argon continuing as the surviving corporation under the name “Argon Engineering Associates, Inc.” and as a wholly-owned subsidiary of Sensytech.

The effective time

      The merger will become effective upon the filing articles of merger with the Virginia State Corporation Commission or at such time thereafter as the articles of merger provide. The parties anticipate that the closing of the merger will occur in September 2004.

Directors and officers of Argon after the merger

      The directors and officers of Argon in office immediately prior to the effective time will remain the directors and officers of Argon (as the surviving corporation and a wholly-owned subsidiary of Sensytech) following the merger, and will serve in accordance with the bylaws of Argon following the effective time.

Conversion of shares of Argon stock in the merger

      If the merger is completed, Argon stockholders, other than those who perfect dissenters’ rights under the VSCA, will be entitled to receive for each share of Argon common stock then held by them, two fully paid and nonassessable shares of Sensytech common stock.

Argon’s stock options

      Each unexpired option to purchase shares of Argon common stock that is outstanding at the effective time, whether or not exercisable, will automatically and without any action on the part of the option holder, be converted into an option to purchase a number of shares of Sensytech common stock equal to the number of shares of Argon common stock that could be purchased under such option multiplied by the exchange ratio, at a price per share of Sensytech common stock equal to the per share exercise price of such option divided by the exchange ratio. For example, an option to purchase 5,000 shares of Argon common stock for an exercise price of $10.00 per share prior to the effective time will, at the effective time, be converted into an option to purchase 10,000 shares of Sensytech common stock for an exercise price of $5.00 per share.

Procedures for exchanging stock certificates

      Promptly upon the effective time of the merger, Sensytech will notify its transfer agent of the names of the former Argon stockholders and the number of shares of Sensytech common stock then held by them as a result of the merger. Sensytech will send or cause to be sent to each of the former Argon stockholders notice and instructions on how to surrender Argon stock certificates in exchange for Sensytech stock certificates.

      Upon surrendering their Argon stock certificates the holders of Argon stock certificates will be entitled to receive a certificate representing that number of whole shares of Sensytech common stock which that holder has the right to receive, and cash dividends or other distributions to which the holder is entitled if any.

      Until surrendered to the transfer agent, outstanding Argon stock certificates will be deemed from and after the effective time to evidence only (i) the ownership of the number of full shares of Sensytech common stock into which their shares of Argon common stock were converted at the effective time, and (ii) the right to receive any dividends or distributions payable to which the holder is entitled.

Distributions with respect to unexchanged shares

      Argon stockholders are not entitled to receive any dividends or other distributions on Sensytech common stock until the merger is completed and they have surrendered their Argon stock certificates in exchange for Sensytech stock certificates. Once a Argon stockholder surrenders a Argon stock certificate to the exchange agent, he, she or it will be entitled to receive:

•	a certificate representing shares of Sensytech common stock; and

•	cash, without interest, as payment for any dividends or other distributions declared or made by Sensytech after the effective time of the merger.

Sensytech does not anticipate paying any dividends with respect to its stock prior to the completion of the merger.

Shares subject to properly exercised dissenters’ rights

      The shares of Argon stock held by Argon stockholders who do not vote in favor of the merger and who properly exercise dissenters’ for their shares in accordance with the VSCA will not be converted into the right to receive shares of Sensytech common stock to which they would otherwise be entitled, but will instead be converted into the right to receive such consideration as may be determined to be due with respect to such shares pursuant to the VSCA. If any Argon stockholder fails to make an effective demand for payment or otherwise withdraws or loses his, her or its dissenters’ rights, such stockholder’s shares will be treated as converted into shares of Sensytech common stock and will be subject to the provisions described above in “— Procedures for exchanging stock certificates” and “— Distributions with respect to unexchanged shares”.

Representations and warranties

      Sensytech and Argon each made representations and warranties in the merger agreement to each other regarding aspects of its business, financial condition, structure and other facts pertinent to the merger. These representations and warranties are further described below.

Representations and warranties of Sensytech

      Sensytech’s representations and warranties include representations as to:

•	its and ST Acquisition Corp.’s corporate organization and good standing;

•	its qualification to do business in required jurisdictions;

•	its and ST Acquisition Corp.’s charter documents and bylaws;

•	its capitalization;

•	the listing of its common stock on the Nasdaq National Market;

•	its subsidiaries and ownership interests in other entities;

•	its equity interests in other entities, or obligations to issue or encumber its securities or ownership interests;

•	the authorization, execution and delivery of the merger agreement by it and ST Acquisition Corp.;

•	the approval of the merger by its board of directors and the board’s recommendation of the merger to its stockholders;

•	the absence of conflicts with and defaults under its charter documents, contracts, permits and similar instruments and under applicable laws resulting from the execution of the merger agreement and the consummation of the merger;

•	regulatory approvals required to complete the merger;

•	its filings and reports with the SEC;

•	its financial statements;

•	its compliance with SEC regulations;

•	the absence of undisclosed liabilities;

•	changes in its business since September 30, 2003;

•	litigation or other actions with respect to it;

•	compliance with applicable laws;

•	compliance with its charter documents and other obligations;

•	taxes;

•	its employees, employee compensation and employee benefit plans and its compliance with related laws;

•	real estate owned or leased by it;

•	its hazardous material activities, environmental liabilities and compliance with environmental laws;

•	its material contracts;

•	intellectual property it uses and non-infringement of the intellectual property rights of third parties;

•	the inapplicability of anti-takeover law to the merger;

•	its government contracts and bids for government contracts, and its compliance with laws related to its government contracting activities;

•	the absence of any illegal payments by it, its subsidiaries or their employees and agents;

•	its compliance with import and export laws;

•	the absence of discussions with other parties with respect to a merger or sale of its stock or assets;

•	brokers’, finders’ and advisors’ fees in connection with the merger;

•	its receipt of Ryan Beck’s verbal fairness opinion; and

•	loans or other transactions between it and its directors, officers and significant stockholders.

Argon’s representations and warranties

      Argon’s representations and warranties include representations as to:

•	its corporate organization and good standing;

•	its qualification to do business in required jurisdictions;

•	its charter documents and bylaws;

•	its capitalization;

•	its subsidiaries and ownership interests in other entities;

•	its equity interests in other entities, or obligations to issue or encumber its securities or ownership interests;

•	the authorization, execution and delivery of the merger agreement by it;

•	the approval of the merger by its board of directors and the board’s recommendation of the merger to its stockholders;

•	the absence of conflicts with and defaults under its charter documents, contracts, permits and similar instruments and under applicable laws resulting from the execution of the merger agreement and the consummation of the merger;

•	regulatory approvals required to complete the merger;

•	its financial statements;

•	the absence of undisclosed liabilities;

•	changes in its business since September 30, 2003;

•	litigation or other actions with respect to it;

•	compliance with applicable laws;

•	compliance with its charter documents and other obligations;

•	taxes;

•	its employees, employee compensation and employee benefit plans and its compliance with related laws;

•	real estate owned or leased by it;

•	its hazardous material activities, environmental liabilities and compliance with environmental laws;

•	its material contracts;

•	intellectual property it uses and non-infringement of the intellectual property rights of third parties;

•	the inapplicability of anti-takeover law to the merger;

•	its government contracts and bids for government contracts, and its compliance with laws related to its government contracting activities;

•	the absence of any illegal payments by it, its subsidiaries or their employees and agents;

•	its compliance with import and export laws;

•	the absence of discussions with other parties with respect to a merger or sale of its stock or assets;

•	brokers’, finders’ and advisors’ fees in connection with the merger; and

•	loans or other transactions between it and its directors, officers and significant stockholders.

      The representations and warranties in the merger agreement are complicated and are not easily summarized. Sensytech and Argon urge you to read carefully the articles in the merger agreement entitled “Representations and Warranties of Sensytech,” and “Representations and Warranties of Argon.”

Conduct of each company’s business before the closing of the merger

      Each of Argon and Sensytech has agreed that until the closing (or the merger agreement is terminated), or unless the other party consents in writing, it will conduct its business in the ordinary and usual course of business, consistent with past practice. In addition, each of Argon and Sensytech has agreed that, until the closing, it will:

•	not amend its charter documents except as necessary to consummate the merger;

•	not split, combine or reclassify its common stock;

•	not declare or pay any dividend, except that Argon may pay a dividend of no more that $8 million in the aggregate to its stockholders prior to the effective date of the merger;

•	not issue or sell its capital stock or other equity securities, other than pursuant to rights existing prior to the date of the merger agreement;

•	subject in Argon’s case to limited exceptions, not redeem or repurchase its capital stock;

•	not incur or become contingently liable for indebtedness;

•	not sell or encumber assets other than in the ordinary course of business;

•	not loan funds to or make an investment in any other person;

•	use commercially reasonable efforts to preserve its business and keep available the services of its present officers and employees;

•	maintain its relationships with customers, suppliers, licensors, licensees, and others with which it has business dealings;

•	maintain insurance consistent with past practice;

•	not enter into any plan of liquidation, dissolution or any merger, reorganization or recapitalization transaction, other than the merger;

•	not alter its corporate structure or ownership of its subsidiaries;

•	except for certain permitted liens described in the merger agreement, not allow to exist any liens on its assets;

•	not make any loans, advances, capital contributions or investments in other persons or entities;

•	not materially revalue any of its assets or change any of its accounting methods, except as required by law or applicable accounting principles;

•	conduct its affairs relating to tax matters consistent with past practice;

•	except as required by existing agreements, not grant severance, retention or termination payments or increase payment or vesting of benefits payable under existing severance, retention or termination pay policies or employment agreements;

•	not enter into or amend employment or compensation arrangements with directors, consultants or employees;

•	not establish or amend any employee benefit plan (except as required by law);

•	not increase compensation payable to any director or employee, except for salary increases in the ordinary course of business consistent with past practice;

•	not cancel, compromise or waive any material claim, except as consistent with past practice;

•	not take any action that would cause or be reasonably expected to cause the breach of any representations and warranties in the merger agreement or in any conditions to the merger not being satisfied; and

•	advise the other party of any change or event that would constitute a material adverse effect.

      For purposes of the merger agreement, the term “material adverse effect” means, with respect to either Argon or Sensytech, any adverse change, circumstance, fact or event that, alone or together with other adverse changes, circumstances, facts or events, is or is reasonably likely to be materially adverse to the business, condition (including financial), assets, results of operations or prospects of that company and its subsidiaries taken as a whole or on the ability of that company to perform its obligations under the merger agreement. However, the following will not constitute a material adverse effect:

•	any change or event relating to the economy in general, except if the company is disproportionately affected by such change or event; or

•	any change or event relating to the industries in which Argon or Sensytech operate not specifically relating to Argon or Sensytech, as the case may be, except if the company is disproportionately affected by such change or event.

      The agreements related to the conduct of the companies’ businesses in the merger agreement are complicated and not easily summarized. We urge you to read the section in the merger agreement entitled “Conduct of Business Pending the Merger” carefully.

Other covenants

      Mutual covenants. The merger agreement contains a number of mutual covenants of Argon and Sensytech, including covenants relating to:

•	obtaining government approval relating to regulatory matters;

•	obtaining necessary third party consents to the merger;

•	preparing and filing this proxy statement/ prospectus and the accuracy of the information in it;

•	paying expenses and fees incurred in connection with the merger agreement and the transactions contemplated by the merger agreement;

•	providing access to information, books, records and employees pending the consummation of the merger;

•	due diligence reviews to be conducted by each party with respect to the other pending the consummation of the merger;

•	cooperating with respect to public statements concerning the transactions contemplated by the merger agreement;

•	furnishing notice to each other of any change or event that may be reasonably foreseen to have a material adverse effect on the party;

•	furnishing notice to each other of the occurrence or failure to occur of any event that would cause the representations and warranties in the merger agreement to be untrue or inaccurate in any material respect or any material failure to comply with or satisfy any covenant, condition or agreement in the merger agreement;

•	cooperating with respect to the course of action to be taken with respect to the parties’ respective employee benefit plans;

•	supplementing the disclosure schedules to the merger agreement prior to the closing of the merger; and

•	preserving the tax treatment of the merger as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code, and delivering certificates necessary for certain opinions of counsel with respect to tax matters.

      Subject to the provisions of the merger agreement with respect to acquisition proposals described below in “— No solicitation or other negotiations” and subject to the respective obligations of each party’s board of directors under applicable state law, neither party’s board of directors, nor any committee thereof, may withhold, withdraw, amend or modify, in a manner adverse to the other party, its recommendation that such party’s stockholders vote in favor of the adoption of the merger agreement and the approval of the merger.

      Sensytech covenants. The merger agreement also contains covenants requiring Sensytech to:

•	unless the merger agreement is terminated, hold a special meeting of its stockholders to (1) vote on adoption of the merger agreement and approval of the merger and (2) approval of the amendment to Sensytech’s certificate of incorporation increasing its capital stock;

•	recommend to its stockholders, through Sensytech’s board of directors, adoption of the merger agreement and approval of the merger;

•	solicit from its stockholders proxies in favor of the adoption of the merger agreement and the approval of the merger;

•	use its reasonable best efforts to cause the Sensytech common stock to be issued in connection with the merger to be approved for listing on the Nasdaq National Market, subject to official notice of issuance;

•	keep Argon informed of, and cooperate with Argon in connection with, stockholder litigation or claims against Sensytech or its directors or officers relating to the merger;

•	adopt resolutions relating to exemptions from liability under Section 16b-3 under the Exchange Act of the Sensytech common stock to be issued to persons who will become directors and officers of Sensytech upon consummation of the merger;

•	comply with certain environmental requirements with respect to New Jersey property formerly occupied by a Sensytech subsidiary; and

•	use its best efforts to cause Ryan Beck to deliver, no later than seven days following Argon’s delivery of its 2001, 2002 and 2003 financial statements audited by Grant Thornton LLP, a written opinion to the effect that the merger is fair to the Sensytech stockholders from a financial point of view.

      Argon covenants. The merger agreement also contains covenants requiring Argon to:

•	unless the merger agreement is terminated, hold a special meeting of its stockholders to vote on approval of the merger agreement;

•	recommend to its stockholders, through Argon’s board of directors, approval of the merger agreement;

•	solicit from its stockholders proxies in favor of the approval of the merger agreement; and

•	use its reasonable best efforts to cause each affiliate of Argon to deliver to Sensytech an agreement relating to resales by such affiliates of Sensytech common stock acquired in the merger.

No solicitation or other negotiations

      Until the merger is completed or the merger agreement is terminated, Argon and Sensytech have each agreed not to take any of the following actions directly or indirectly (including through their respective advisors):

•	solicit, initiate or knowingly facilitate or encourage the making of any inquiry or proposal that constitutes, or may reasonably be expected to lead to, any acquisition proposal, as defined below;

•	participate or engage in any discussions or negotiations concerning, or furnish, make available to any person any information with respect to or in furtherance of, an acquisition proposal;

•	grant any waiver or release under any confidentiality, standstill or similar agreement;

•	enter into any agreement, understanding or arrangement with respect to any acquisition proposal; or

•	approve or recommend or propose to approve or recommend any acquisition proposal or any agreement, understanding or arrangement relating to any acquisition proposal.

      For purposes of the merger agreement, an “acquisition proposal” with respect to either Argon or Sensytech is any proposal by a third party for:

•	any tender offer, merger, consolidation, recapitalization, reorganization, share exchange, business combination, liquidation, dissolution or similar transaction involving the party or any of its respective subsidiaries;

•	any acquisition of any capital stock of the party (other than upon the exercise of outstanding stock options in accordance with their terms) or any business or assets of the party or any of its respective subsidiaries (other than acquisitions of a business or assets in the ordinary course of business); or

•	any combination of the foregoing, in a single transaction or a series of related transactions.

      Each of Argon and Sensytech and their respective boards of directors may take and disclose to their respective stockholders a position contemplated by Rule 14d-9 and Rule 14e-2(a) under the Securities Exchange Act of 1934 (or any similar communication required by applicable law) or make any legally required disclosure to their respective stockholders with regard to any acquisition proposal.

      If either Argon or Sensytech receives an unsolicited bona fide acquisition proposal from a third party regarding a potentially superior proposal (as defined below), such party may furnish information pursuant to a confidentiality agreement in substantially the same form as the confidentiality agreement between Argon and Sensytech and engage in negotiations and discussions with the third party. However, such party may do so only if its board of directors (1) determines in good faith, and after receipt of advice from its financial advisors, that such acquisition proposal is reasonably likely to result in a superior proposal and (2) receives advice from its outside legal counsel that such actions may be required by its fiduciary obligations under applicable state law.

      For purposes of the merger agreement, a “superior proposal” is an acquisition proposal that, in the good faith judgment of the party’s board of directors, taking into account all aspects of the acquisition proposal, including its terms, regulatory aspects, the party making the proposal and its ability to finance the transaction and the likelihood of consummation, and after receipt of advice from its financial advisors, is believed to be reasonably likely to result in a transaction more favorable to the holders of the party’s common stock than the merger.

      Each party has agreed to inform the other in writing as promptly as practicable, and in any event within 24 hours of receipt by the party’s board of directors, if any acquisition proposal is received by, any information is requested from, or any discussions or negotiations are initiated or continued with the party, its officers, directors, employees, agents or representatives, and to keep the other party fully informed on a prompt basis (an in any event within two business days of receipt by the party’s board of directors) of any material changes or additions to such proposal.

      If, prior to obtaining the approval of its stockholders with respect to the merger, Argon’s or Sensytech’s board of directors determines, in its good faith judgment that an acquisition proposal made to it is a superior proposal, Argon or Sensytech, as the case may be, may terminate the merger agreement provided that:

•	a superior proposal has been made to the party and is not withdrawn;

•	the party provides written notice to the other party within three business days of receipt of the superior proposal that the party intends or may intend to terminate the merger agreement and the timing of the termination, and informing the other party of the material terms of, and the party making, the superior proposal;

•	the other party has not, within three business days of its receipt of such notice, made an offer that the board of directors of the party receiving the superior proposal determines, in its good faith judgment and after consultation with its financial advisor, to be at least as favorable to the party’s stockholders as the superior proposal; and

•	the party has not breached any of its covenants described above relating to the consideration of an acquisition proposal and the provision of information with respect to such proposal.

Board of directors of Sensytech following the merger

      On or prior to the effective time of the merger, Sensytech’s board of directors is required to cause the number of directors that will constitute the full board of directors at the effective time to be such number as Argon shall notify Sensytech in writing. Two-thirds of the members of Sensytech’s board of directors immediately upon the effective time of the merger will be designated by Argon and one-third of such members will be designated by Sensytech, subject to the approval of Argon. Sensytech is required to cause any Sensytech director who will not continue as a director following the effective time to submit his or her resignation as a director to Sensytech on or prior to the effective time.

Conditions to closing the merger

      Mutual closing conditions. The parties’ obligations to complete the merger are subject to the following conditions:

•	adoption and approval of the merger agreement and the merger by the requisite vote of the Argon stockholders and the Sensytech stockholders;

•	no laws having been adopted or promulgated and no temporary restraining order or preliminary or permanent injunction of any court or governmental body making the merger illegal or otherwise prohibiting completion of the merger;

•	receipt and effectiveness as of the closing date of the merger of all governmental waivers, consents, orders and approvals legally required for the completion of the merger and the transactions contemplated by the merger agreement;

•	this proxy statement/ prospectus having been declared effective under the Securities Act and no stop order suspending the effectiveness of this proxy statement/ prospectus being in effect and no proceedings for such purpose being pending before or threatened by the SEC;

•	approval for listing on the Nasdaq National Market, subject to official notice of issuance, of the shares of Sensytech common stock to be issued in connection with the merger; and

•	the Argon financial statements for 2001, 2002 and 2003 audited by Grant Thornton LLP having not disclosed any change from the financial statements of Argon for those years audited by Argon’s previous auditor that constitutes a material adverse effect on Argon.

      The merger agreement also contains a condition to the parties’ obligations requiring the expiration or termination of the waiting period under the HSR Act, if applicable, and any other necessary foreign antitrust law or regulation imposing a mandatory waiting period. The parties have determined that no filing under the HSR Act or any foreign antitrust law that would trigger such waiting period is required with respect to the merger.

      Sensytech’s closing conditions. Sensytech’s obligation to complete the merger is also subject to the satisfaction or waiver of the following conditions:

•	Argon must have performed in all material respects its agreements contained in the merger agreement required to be performed on or prior to the closing date;

•	Argon’s representations and warranties contained in the merger agreement that are qualified by materiality must be true and correct in all respects, and Argon’s representations and warranties contained in the merger agreement that are not so qualified must be true and correct in all material respects, in each case at the time made and as of the closing date;

•	delivery to Sensytech of a certificate regarding Argon’s agreements, representations and warranties signed by the President or a Vice President of Argon;

•	delivery to Sensytech by DKW Law Group LLC (or other reasonably acceptable counsel) of an opinion to the effect that the merger will be treated for federal income tax purposes as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code, and such opinion not having been withdrawn as of the effective time of the merger;

•	there must not have occurred since the date of the merger agreement any change, effect, circumstance or event, which together with any other changes, effects, circumstances of events, has had or is reasonably likely to have a material adverse effect on Argon;

•	Sensytech’s due diligence review of Argon must not have resulted in the discovery of any fact or circumstance which has had, or is reasonably likely to have, a material adverse effect on Argon; and

•	delivery to Sensytech of (1) copies of the resolutions of the Argon board of directors authorizing the merger, the merger agreement and the transactions contemplated by the merger agreement, (2) a certificate of an officer of Argon certifying that Argon has complied with its conditions to closing, (3) good standing certificates in applicable jurisdictions for Argon and its subsidiaries, (4) the articles of merger executed by Argon and (5) an opinion of Holland & Knight LLP as to certain legal matters relating to Argon and the merger.

      Argon’s closing conditions. Argon’s obligation to complete the merger is also subject to the satisfaction or waiver of the following conditions:

•	Sensytech must have performed in all material respects its agreements contained in the merger agreement required to be performed on or prior to the closing date;

•	Sensytech’s representations and warranties contained in the merger agreement that are qualified by materiality must be true and correct in all respects, and Argon’s representations and warranties contained in the merger agreement that are not so qualified must be true and correct in all material respects, in each case at the time made and as of the closing date;

•	delivery to Argon of a certificate regarding Sensytech’s agreements, representations and warranties signed by the President or a Vice President of Sensytech;

•	delivery to Argon by Holland & Knight LLP (or other reasonably acceptable counsel) of an opinion to the effect that the merger will be treated for federal income tax purposes as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code, and such opinion not having been withdrawn as of the effective time of the merger;

•	there must not have occurred since the date of the merger agreement any change, effect, circumstance or event, which together with any other changes, effects, circumstances of events, has had or is reasonably likely to have a material adverse effect on Sensytech;

•	Argon’s due diligence review of Sensytech must not have resulted in the discovery of any fact or circumstance which has had, or is reasonably likely to have, a material adverse effect on Sensytech; and

•	delivery to Argon of (1) copies of the resolutions of the Sensytech board of directors authorizing the merger, the merger agreement and the transactions contemplated by the merger agreement, (2) a certificate of an officer of Sensytech certifying that Sensytech has complied with its conditions to closing, (3) good standing certificates in applicable jurisdictions for Sensytech and its subsidiaries, (4) the articles of merger executed by ST Acquisition Corp., (5) letters of resignation of each of the Sensytech directors whose terms will not continue following the merger and (6) an opinion of DKW Law Group LLC as to certain legal matters relating to Argon and the merger.

Termination of the merger agreement

      The merger agreement may be terminated at any time prior to the closing date by mutual consent of Argon and Sensytech.

      In addition, either Argon or Sensytech may terminate the merger agreement if:

•	any governmental entity of competent jurisdiction that must grant a regulatory approval has denied approval of the merger and that denial has become final and non-appealable (except that the right to terminate will not be available to a party whose failure to comply with the merger agreement has been the cause of, or has resulted in, that action);

•	any governmental entity of competent jurisdiction issues an order, decree or ruling or takes any other action permanently restraining, enjoining or otherwise prohibiting the merger, and the order, decree, ruling or other action has become final and non-appealable (except that the right to terminate will not be available to a party whose failure to comply with the merger agreement has been the cause of, or has resulted in, that action);

•	the merger is not consummated on or before December 31, 2004, except that this right to terminate will not be available to a party whose failure to comply with any provision of the merger agreement has been the cause of, or resulted in, the failure of the merger to be consummated by that date;

•	the board of directors of Sensytech provides notice to Argon that Sensytech has determined to accept a superior proposal, except that this right to terminate will only be available to Sensytech if it has complied with the provisions of the merger agreement described above under “— No solicitation or other negotiations”;

•	the board of directors of Argon provides notice to Sensytech that Argon has determined to accept a superior proposal, except that right to terminate will only be available to Argon if it has complied with the provisions of the merger agreement described above under “— No solicitation or other negotiations”;

•	the Sensytech stockholders fail to adopt the merger agreement and approve the merger at a Sensytech stockholders’ meeting or adjournment at which the merger agreement and merger are presented to the Sensytech stockholders for adoption and approval;

•	the Argon stockholders fail to approve the merger agreement at an Argon stockholders’ meeting or adjournment at which the merger agreement is presented to the Argon stockholders for approval;

•	Ryan Beck has failed to deliver, within seven (7) days of Argon’s delivery of its 2001, 2002 and 2003 financial statements audited by Grant Thornton LLP, its written fairness opinion that the transaction is fair to the Sensytech stockholders from a financial point of view; and

•	Argon’s 2001, 2002 and 2003 financial statements audited by Grant Thornton LLP have disclosed any change from Argon’s financial statements for those years audited by Argon’s previous auditor that constitutes a material adverse effect on Argon.

      In addition, Argon may terminate the merger agreement if:

•	Sensytech’s board of directors has withdrawn, modified, withheld or changed its approval or recommendation of the merger in a manner adverse to Argon or approved, recommended or declared advisable an acquisition proposal; or

•	Sensytech has (1) breached any of its covenants or agreements in the merger agreement and the breach has not been cured within 30 days following written notice to Sensytech or by its nature cannot be cured within that time, or (2) breached any of its representations and warranties contained in the merger agreement, and, in either case, individually or in the aggregate, the breach or breaches would result in the condition to Argon’s closing obligation relating to Sensytech’s covenants, agreements, representations and warranties not being fulfilled, provided that, Argon’s termination right relating to Sensytech’s breach of its representation and warranty with respect to its audited financial statements will only be available to Argon if the changes, facts, circumstances, events or effects resulting in that breach constitute a material adverse effect on Sensytech.

      In addition, Sensytech may terminate the merger agreement if:

•	Argon’s board of directors has withdrawn, modified, withheld or changed its approval or recommendation of the merger in a manner adverse to Sensytech or approved, recommended or declared advisable an acquisition proposal; or

•	Argon has (1) breached any of its covenants or agreements in the merger agreement and the breach has not been cured within 30 days following written notice to Sensytech or by its nature cannot be cured within that time, or (2) breached any of its representations and warranties contained in the merger agreement (except for its representation and warranty with respect to its financial statements audited by its previous auditor), and, in either case, individually or in the aggregate, the breach or breaches would result in the condition to Sensytech’s closing obligation relating to Argon’s covenants, agreements, representations and warranties not being fulfilled.

Termination fees

      Termination fee payable by Argon. Argon must pay to Sensytech a termination fee in an amount equal to the sum of (1) $3,750,000 and (2) all costs and out-of-pocket expenses (including reasonable attorneys’, accountants, and financial advisors, fees and expenses related to the merger) incurred by Sensytech in connection with the negotiation and preparation of the merger agreement and in the preparation, filing, printing and mailing of this joint proxy statement/ prospectus if:

•	Sensytech terminates the merger agreement because Argon’s board of directors has withdrawn, modified, withheld or changed its approval or recommendation of the merger in a manner adverse to Sensytech or approved, recommended or declared advisable an acquisition proposal;

•	either party terminates the merger agreement because the board of directors of Argon provides notice to Sensytech that Argon has determined to accept a superior proposal;

•	Sensytech terminates the merger agreement because Argon has (1) breached any of its covenants or agreements in the merger agreement and the breach has not been cured within 30 days following written notice to Sensytech or by its nature cannot be cured within that time, or (2) breached any of its representations and warranties contained in the merger agreement (except for its representation and warranty relating to its financial statements audited by its previous auditor), in either case, individually or in the aggregate, the breach or breaches would result in the condition to Sensytech’s closing obligation relating to Argon’s covenants, agreements, representations and warranties not being fulfilled; or

•	either party terminates the merger agreement because the Argon stockholders fail to approve the merger agreement at an Argon stockholders’ meeting or adjournment at which the merger agreement is presented to the Argon stockholders for approval.

      Termination fee payable by Sensytech. Sensytech must pay Argon a termination fee in an amount equal to the sum of (1) $3,750,000 and (2) all costs and out-of-pocket expenses (including reasonable attorneys’ accountants and financial advisors and expenses related to the merger) incurred by Argon in connection with the negotiation and preparation of the merger agreement and in the preparation, filing, printing and mailing of this joint proxy statement/ prospectus if:

•	Argon terminates the merger agreement because Sensytech’s board of directors has withdrawn, modified, withheld or changed its approval or recommendation of the merger in a manner adverse to Argon or approved, recommended or declared advisable an acquisition proposal;

•	either party terminates the merger agreement because the board of directors of Sensytech provides notice to Argon that Sensytech has determined to accept a superior proposal;

•	Argon terminates the merger agreement because Sensytech has (1) breached any of its covenants or agreements in the merger agreement and the breach has not been cured within 30 days following written notice to Sensytech or by its nature cannot be cured within that time, or (2) breached any of its representations and warranties contained in the merger agreement, and, in either case, individually or in the aggregate, the breach or breaches would result in the condition to Argon’s closing obligation relating to Sensytech’s covenants, agreements, representations and warranties not being fulfilled, provided that, Argon’s termination right relating to Sensytech’s breach of its representation and warranty with respect to its audited financial statements will only be available to Argon if the changes, facts, circumstances, events or effects resulting in that breach constitute a material adverse effect on Sensytech; or

•	the Sensytech stockholders fail to adopt the merger agreement and approve the merger at a Sensytech stockholders’ meeting or adjournment at which the merger agreement and merger are presented to the Sensytech stockholders for adoption and approval.

Amendment and waiver

      The merger agreement may not be amended except by action taken by the respective boards of directors of Argon and Sensytech or pursuant to authority granted by those boards. Any amendment must be in writing, signed on behalf of each of Argon and Sensytech and in compliance with applicable law.

      At any time prior to the effective time of the merger, Argon and Sensytech may (1) extend the time for the performance of any of the obligations or other acts of the other party, (2) waive any inaccuracies in the representations and warranties contained in the merger agreement or in any document delivered pursuant to the merger agreement, and (3) waive compliance with any of the agreements or conditions contained in the merger agreement. Any agreement by a party to the merger agreement to an extension or waiver will be valid if set forth in an instrument in writing on behalf of the party.

DIRECTORS AND MANAGEMENT FOLLOWING THE MERGER

Directors

      After the merger, the Sensytech board of directors will consist of ten (10) directors. The individuals listed will serve on the Sensytech board:

      Terry L. Collins, Ph.D. (58). Mr. Collins was one of the three original founders of Argon in 1997. He has served as Chairman of the Board and Chief Executive Officer of Argon since its inception. From 1995 until 1997 he was the General Manager of the Falls Church division of Raytheon E-Systems. From 1989 until 1995 Mr. Collins was President of Engineering Research Associates, a wholly owned subsidiary of E-Systems Corporation. Mr. Collins served as the senior member of the engineering management team at Engineering Research Associates from 1979 until its acquisition by E-Systems Corporation in 1989.

      Victor F. Sellier (55). Mr. Sellier was one of the three original founders of Argon in 1997. He has served as Chief Financial Officer, Secretary, and Vice President of Argon since its inception. From 1995 until 1997 Mr. Sellier was the Vice President and Assistant General Manger of the Falls Church division of Raytheon E-Systems. From 1989 until 1995 he was the Vice President and Assistant General Manager of Engineering Research Associates, a wholly-owned subsidiary of E-Systems Corporation. Mr. Sellier served as the senior financial and administrative manager of Engineering Research Associates from 1979 until its acquisition by E-Systems Corporation in 1989.

      Thomas E. Murdock (61). Mr. Murdock was one of the three original founders of Argon in 1997. He has served as a Vice President of the company and as a member of the board of directors since its inception. From 1995 to 1997 Mr. Murdock was the Vice President of Electronic Systems of the Falls Church division of Raytheon E-Systems. He previously served as Director of Electronic Systems at Engineering Research Associates from 1987 to 1995, after completing a 20 year career in the United States Navy.

      Delores M. Etter, Ph.D. (56). Dr. Etter has been a member of the Electrical Engineering faculty at the United States Naval Academy, as the first recipient of the Office of Naval Research Distinguished

Chair in Science and Technology since August 2001. From June 1998 through July 2001, Dr. Etter served as the Deputy Under Secretary of Defense for Science and Technology. Dr. Etter was the principal U.S. representative to the NATO Research and Technology Board. She was also responsible for the Defense Modeling and Simulation Organization, the High Performance Computing Modernization Office, and for technical oversight of the Software Engineering Institute. Dr. Etter was also the senior civilian in charge of the U.S. Department of Defense high-energy laser research program. From 1990 to 1998, Dr. Etter was a Professor of Electrical and Computer Engineering at the University of Colorado, Boulder. During 1979 to 1989, Dr. Etter was a faculty member in the Department of Electrical and Computer Engineering at the University of New Mexico. Dr. Etter is a member of the National Science Board, the National Academy of Engineering, and the Defense Science Board. She is a Fellow of the Institute of Electrical and Electronic Engineers (IEEE), the American Association for the Advancement of Science (AAAS), and the American Society for Engineering Education (ASEE). She is also a member of the Board of Trustees for the North American Electric Reliability Council, and a member of the Board of Directors for The Charles Stark Draper Laboratory, Inc.

      David C. Karlgaard, Ph.D. (57). Dr. Karlgaard is a co-founder of PEC Solutions, Inc., a government technology solutions provider, and currently serves as the company’s Chairman of the Board of Directors and Chief Executive Officer. In 1985, Dr. Karlgaard and his two partners founded PEC Solutions. In April 2000, Dr. Karlgaard and his partners launched PEC Solutions as a publicly traded company on the Nasdaq National Market. Dr. Karlgaard is a founder and serves on the Board of Directors of James Monroe Bancorp, Inc. He also serves on the Board of Directors of Rising Edge Technologies, a start-up company focusing on storage solutions. Dr. Karlgaard is a member of the Board of Directors of the Northern Virginia Technology Council and the Armed Forces Communications and Electronics Association. He also is an adjunct professor at The George Washington University.

      Peter A. Marino (62). Mr. Marino has been a private consultant for government agencies and the defense and intelligence industry since 1999. From 1996 to 1999, he was the President and Chief Executive Officer of Firearms Training Systems, Inc., a publicly-held provider of software and hardware simulation training systems for military, law enforcement and security forces. From 1991 to 1996, Mr. Marino served as Senior Vice President of E-Systems Corporation, which was acquired by Raytheon in 1995. Mr. Marino previously served as President and Chief Operating Officer of Fairchild Industries and prior to such service was President and Chief Operating Officer of Lockheed Electronics Co., Inc. Previous to his service at Lockheed, he held various positions at the Central Intelligence Agency, including Director of the Office of Technical Services. Mr. Marino currently serves on several government advisory organizations, and is the Chairman, Defense Science Board Task Force on Intelligence for Homeland Defense and co-chairman of the Director of Central Intelligence’s Senior Advisory Group.

      Robert McCashin (57). Mr. McCashin has been the Chairman of the Board of Identix Incorporated, a leading provider of multi-biometric security products, since January 2001. From October 2000 until the merger of Identix with Visionics Corporation in June 2002, Mr. McCashin also served as the Chief Executive Officer of Identix. Prior to joining Identix, Mr. McCashin held various executive positions at Electronic Data Systems Corporation (EDS), a leading global services company, which he joined in 1971. From 1997 to 1999, Mr. McCashin served as Chief Executive Officer and President of Centrobe, a wholly-owned subsidiary of EDS, and one of the world’s largest providers of enterprise customer management solutions. Prior to that time, Mr. McCashin held the position of Group Executive, Global Energy from 1995 to 1997, Group Executive, Southern Europe from 1992 to 1995, Group Executive, Federal Government Group from 1989 to 1992 and Division President, Federal Government Group from 1988 to 1989, each within EDS. Mr. McCashin began his career at EDS in systems engineering.

      S. Kent Rockwell (59). Mr. Rockwell has served as the Chairman of the Board of Sensytech since 2000 and as the Chief Executive Officer since 1998. He has been a director of Sensytech since 1987. He is former Chairman of the Board, Chief Executive Officer, and President of Astrotech International Corporation, where he served from 1986 to 1997. Mr. Rockwell has served as Chairman of Rockwell Forest Products, Inc. since 1983, Appalachian Timber Services, Inc. since 1988, and Chairman and

President of Rockwell Venture Capital, Inc. since 1983. Mr. Rockwell previously served on the board of Rockwell International, Inc. from 1973 to 1983.

      John Irvin, CPA (50). Mr. Irvin has been a director of Sensytech since 2000, and serves as the Chairman of Sensytech’s audit committee. He is President of Innovative Benefits Consulting, Inc., a wholly-owned subsidiary of National Financial Partners Corporation (a public corporation traded on the New York Stock Exchange) and a benefits and insurance consulting firm. From 1983 through 1993, Mr. Irvin was Vice Chairman and co-founder of Mid Atlantic Capital Group and President of Mid Atlantic Insurance Corporation, where he specialized in serving the financial planning, asset management and insurance needs of high net worth individuals. He also chaired the committee which oversaw mergers, acquisitions and strategic planning for Mid Atlantic. Prior to that, Mr. Irvin managed his own certified public accounting firm.

      Lloyd A. Semple (65). Mr. Semple has been a director of Sensytech since 2003. On June 30, 2004, he retired as a member of Dykema Gossett PLLC, a Detroit based law firm consisting of 410 lawyers. He served as the firm’s Chairman and Chief Executive Officer from 1995 to 2002, and previously he served on the firm’s executive committee and as the leader of the Corporate and Finance Practice Group. He had been with Dykema Gossett since 1964. As of July 1, 2004, Mr. Semple accepted an appointment as professor of law at University of Detroit Mercy School of Law where he is teaching courses on corporate governance and director responsibilities. Mr. Semple has served on boards of directors of several public and privately held companies, and from 1997 to 2002, served as the Chairman of the Board of the Detroit Medical Center Corporation, a seven hospital integrated health delivery system located in southeast Michigan.

Management

      The executive officers of Sensytech following the merger will consist of the following persons:

Name	Position

Terry L. Collins, Ph.D.	Chairman and Chief Executive Officer

S. Kent Rockwell	Vice Chairman and Vice President, Corporate Development

Victor F. Sellier	Vice President, Business Operations

Thomas E. Murdock	Vice President, Strategic Planning

Donald F. Fultz	Chief Financial Officer

Kerry M. Rowe	Vice President, Reconnaissance Systems

W. Joseph Carlin	Vice President, Information Operations Systems

Robert S. Tamaru	Vice President, Surveillance Systems

      The following is biographical information about the individuals listed above who will not also be directors following the merger:

      Donald F. Fultz (51). Mr. Fultz has served as Sensytech’s Vice President, Chief Financial Officer and Treasurer since 2000, and served as Sensytech’s Director of Business Operations from 1996 to 2000. Previously, Mr. Fultz was a member of the senior staff of Booz, Allen and Hamilton, a business consulting company, from 1990 to 1996.

      Kerry M. Rowe (44). Mr. Rowe joined Argon in 2000 and has served as Vice President of the C4ISR division, which is responsible for airborne and subsurface tactical communications intelligence programs. Mr. Rowe joined E-Systems Corporation in 1984 and progressed to the position of Vice President for Remote Systems in the successor organization, Raytheon C3I (Falls Church). In this capacity he was responsible for acquisition and management of Raytheon’s programs developing the technology for the ground elements and payloads for manned and unmanned platforms.

      W. Joseph Carlin (40). Mr. Carlin joined Argon in 1997, soon after its founding, and has recently served as Vice President of the company’s Signal Intelligence/ Electronics Warfare division, responsible for the design, development and deployment of systems in support of Argon’s international and strategic business base. Prior to assuming this responsibility, Mr. Carlin led the Technology Management Group for

Argon, which implemented the practices and processes which govern the company’s software and systems product line development. From 1989 through 1997, Mr. Carlin was with the Falls Church division of Raytheon E-Systems where he served as Systems Engineering Manager supporting all programs within the division. Mr. Carlin has worked with the senior members of the Argon management team since he joined Engineering Research Associates in 1986 where he was a senior member of the engineering staff through 1989.

      Robert S. Tamaru (48). Mr. Tamaru joined Argon in 1997, soon after its founding, and has recently served as Vice President of the Maritime Systems division, responsible for Argon’s multi-year production programs for the design, development, and deployment of ship systems. Mr. Tamaru previously held Business Area Manager responsibility for representing Argon to the U.S. Navy in support of the Maritime Cryptologic Architecture (MCA) Technical View development, and for the pursuit, capture and execution of Small Business Innovation Research (SBIR) programs across a wide range of technologies. From 1989 through 1987, Mr. Tamaru was with the Falls Church division of Raytheon E-Systems where he served as Director of Software Engineering. Mr. Tamaru has worked with the senior members of the Argon management team since he joined Engineering Research Associates in 1978 where he was a senior member of the engineering staff through 1989.

PRO FORMA BENEFICIAL OWNERSHIP INFORMATION

      The following table sets forth, as of June 27, 2004 on a pro forma basis and based on the assumptions described below, the beneficial ownership of Sensytech common stock by the following persons immediately upon the consummation of the merger:

•	each person Argon and Sensytech know will be the beneficial owner, within the meaning of Section 13(d) of the Securities and Exchange Act of 1934, as amended, of more than 5% of the outstanding shares of Common Stock immediately following the consummation of the merger;

•	each individual who will be an executive officer and director of Sensytech immediately following the consummation of the merger; and

•	all individuals known to Sensytech who will be executive officers and directors of Sensytech immediately following the consummation of the merger, as a group.

      Unless otherwise indicated, the address of each named beneficial owner is c/o Argon Engineering Associates, Inc., 12701 Fair Lakes Circle, Suite 800, Fairfax, VA 22030. Except to the extent indicated in the footnotes, each of the beneficial owners named below has the sole voting and investment power with respect to the shares listed. The percentages shown below are indicated in accordance with Securities and Exchange Commission rules and are based on 6,750,989 shares of Sensytech common stock and 6,117,317 shares of Argon common stock outstanding as of June 27, 2004. The table also assumes that the merger will be consummated upon the terms of the merger agreement described in this proxy joint statement/ prospectus.

Name and Address	Number of Shares		Percent of Class(1)

Terry L. Collins, Ph.D.	3,204,000		16.9%

Victor F. Sellier	3,204,000		16.9%

Thomas E. Murdock	3,204,000		16.9%

Peter Marino	—		*

Robert McCashin	2,200		*

Kerry M. Rowe	96,000	(2)	*

W. Joseph Carlin	543,200	(3)	2.9%

David C. Karlgaard, Ph.D.	—		*

Delores M. Etter, Ph.D.	—		*

Robert S. Tamaru	543,200	(4)	2.9%

S. Kent Rockwell	750,394	(5)	3.9%
c/o Sensytech, Inc. 8419 Terminal Road, Newington, Virginia 22122-1430

John Irvin	20,121	(6)	*
c/o Sensytech, Inc. 8419 Terminal Road, Newington, Virginia 22122-1430

Lloyd Semple	13,000	(7)	*
c/o Sensytech, Inc. 8419 Terminal Road, Newington, Virginia 22122-1430

Donald F. Fultz	52,902	(8)	*
c/o Sensytech, Inc. 8419 Terminal Road, Newington, Virginia 22122-1430

All directors and officers as a group (14 persons)	11,633,017	(9)	60.2%

(1)	Assumes 18,985,623 shares of Sensytech common stock outstanding immediately upon the consummation of the merger.

(2)	Includes 24,000 shares issuable pursuant to stock options exercisable within 60 days of June 27, 2004.

(3)	Includes 13,600 shares issuable pursuant to stock options exercisable within 60 days of June 27, 2004.

(4)	Includes 23,200 shares issuable pursuant to stock options exercisable within 60 days of June 27, 2004.

(5)	Includes 50,000 shares issuable pursuant to stock options exercisable within 60 days of June 27, 2004.

(6)	Includes 10,000 shares issuable pursuant to stock options exercisable within 60 days of June 27, 2004.

(7)	Consists solely of 13,000 shares issuable pursuant to stock options exercisable within 60 days of June 27, 2004.

(8)	Includes 40,000 shares issuable pursuant to stock options exercisable within 60 days of June 27, 2004.

(9)	Includes 163,800 shares issuable pursuant to stock options exercisable within 60 days of June 27, 2004.

*	Less than 1%.

DESCRIPTION OF SENSYTECH

General

      Sensytech is a Delaware corporation, which resulted from the merger of Daedalus Enterprises, Inc., which was organized in 1968, and S.T. Research Corporation, which was organized in 1972. These two corporations merged on June 9, 1998.

      Sensytech is a designer, developer and manufacturer of electronics and technology products for the defense and intelligence markets. Specifically, it specializes in integrated passive surveillance, communications and data links, electronic countermeasures and threat simulator systems, and airborne imaging and scanning systems. Sensytech’s customers include the U.S. Department of Defense, other U.S. federal government agencies, major domestic prime defense contractors (such as Lockheed Martin Corporation and L-3 Communications Corporation), foreign governments and agencies and foreign defense contractors. Many of its products are used in national defense programs for the U.S. federal government intelligence community and approved international customers. As a result, approximately 78.2% of its revenues for the six months ended March 31, 2004 were derived from U.S. federal agencies.

      Sensytech’s products can be found on virtually every U.S. Navy surface and sub-surface combatant, as well as certain international surface combatants. These include major military platforms such as the SSN-688 Los Angeles class, SSN-21 Seawolf class and SSN-774 Virginia class submarines, all U.S. aircraft carriers, MK-V patrol boats, Cyclone class coastal patrol boats, certain U.S. Coast Guard vessels, NASA U-2 aircraft and U.S. special missions aircraft. Sensytech’s reputation for engineering excellence has allowed it to develop long-term relationships across the defense and intelligence markets. As a result, for the six months ended March 31, 2004, approximately 89.9% of its revenues were generated from contracts for which it is the prime contractor, while approximately 39.7% of its revenues were generated from sole or single source contracts. Single source contracts are contracts under which the purchaser purchases products only from Sensytech, although other suppliers may exist, while sole source contracts are contracts under which the purchaser purchases products from Sensytech that only it can supply.

      For fiscal year 2004, Sensytech has elected to report in two rather than three operating segments as it had previously done. Sensytech now operates through the two business segments described below.

Defense systems group

      This group designs, develops, manufactures and supports products which intercept, analyze, classify, identify, locate and track microwave signals from radars and weapons which may originate from potentially hostile sources. It provides communication data links and remote targeting systems and provides equipment and systems, that are used to carry out defensive measures against hostile signals or their sources to protect high value assets. The group’s systems are used on military platforms, such as ships, submarines, patrol aircraft, as well as at ground installations. For the six months ended March 31, 2004, approximately 65.6% of Sensytech’s revenues came from this group.

Surveillance technology group

      This group designs, develops, manufactures and supports products which intercept signals and analyze communications in a variety of transmission media, and then identify and locate the sources of these signals and communications. These systems are generally used by operators on board aircraft, ships and ground installations to intercept various kinds of transmissions over established communications networks. Surveillance also designs, develops, manufactures and supports products that are installed on special purpose aircraft and land vehicles and use multispectral, infrared, and light imaging systems to perform remote surveys. Applications of this technology include environmental pollution, facility inspection, utility monitoring, surface mineral exploration and other special purpose inspections where on-site inspections are not possible or desirable. For the six months ended March 31, 2004, approximately 34.4% of Sensytech’s revenues came from this group.

Research and development

      Sensytech believes that its continued success depends, in a large part, on its ability to develop new technology and apply new technology developed by others to solve the problems of its customers. Funding for the development of new or improved products and systems comes in part from internally sponsored research, with the majority of this funding coming from specifically designated development contracts. Sensytech’s total research and development expenditures consist of the following for the periods stated:

	Six months
	ended
	March 31,	September 30,

	2004	2003	2002	2001

Internal research and development	$589,000	$1,019,000	$794,000	$892,000

Customer-funded development	2,963,000	3,444,000	620,000	7,958,000

Total	$3,552,000	$4,463,000	$1,414,000	$8,850,000

Backlog

      Sensytech’s backlog consists of the following for the periods stated:

	Six months
	ended
	March 31,	September 30,

	2004	2003	2002	2001

Funded	$24,638,000	$29,341,000	$29,571,000	$5,547,000

Unfunded	—	—	—	337,000

Total	$24,638,000	$29,341,000	$29,571,000	$5,884,000

      Sensytech defines backlog as the funded and unfunded amount provided in Sensytech’s contracts less previously recognized revenue. Contract options are estimated separately and not included in backlog. Backlog does not include the value of contracts where Sensytech has been given permission by the customer to begin or continue working, but where a formal contract or contract extension has not yet been signed.

      Sensytech’s funded backlog does not include the full value of Sensytech’s contracts, because Congress often appropriates funds for a particular program or contract on a yearly or quarterly basis, even though the contract may call for performance that is expected to take a number of years.

      Changes in the amount of Sensytech’s backlog and funded backlog may vary as a result of the execution of new contracts or the extension of existing contracts, exercise of options, reductions from contracts that end or are completed, reductions from the early termination of contracts, and adjustments to estimates of previously included contracts, including the effect of change orders. Changes in the amount of Sensytech funded backlog are also affected by the funding cycles of the government. For the same reasons, Sensytech believes that period-to-period comparisons of backlog and funded backlog are not necessarily indicative of future revenues that it may receive.

      Some of Sensytech’s contracts can be extended or increased at the option of the customer. As of September 30, 2003, the potential value of these options, if exercised by the customer, is approximately $41,887,000. Sensytech anticipates that a portion of the options will be exercised during the calendar years 2004 through 2008. However, Sensytech has no way of knowing whether any of the options will be exercised, or if they are exercised, what the value of any additional order would be.

Government contracts

      During the six months ended March 31, 2004, approximately 78.2% of Sensytech revenues were attributable to contracts with various departments and agencies of the U.S. federal government or subcontracts with its prime contractors. The funding of government programs is subject to Congressional appropriations. Although multi-year contracts may be authorized in connection with major procurements, Congress generally appropriates funds on a fiscal year basis, even though a program may continue for many years. Consequently, programs are often only partially funded initially, and additional funds are committed only as Congress makes further appropriations.

      Generally, government contracts are subject to oversight audits by government representatives. Provisions in these contracts permit termination, in whole or in part, without prior notice, at the government’s convenience. Compensation in the event of a termination is limited to work completed at the time of termination. In the event of termination, the contractor will receive a certain allowance for profit on the work performed. In addition, all contracts with the federal government contain provisions, and are subject to laws and regulations, that give the government rights and remedies not typically found in commercial contracts, including rights that allow the government to:

•	terminate existing contracts for convenience, which affords the federal government the right to terminate the contract in whole or in part anytime it wants for any reason or no reason, as well as for default;

•	reduce or modify contracts or subcontracts, if its requirements or budgetary constraints change;

•	cancel multi-year contracts and related orders, if funds for contract performance for any subsequent year become unavailable;

•	claim rights in products and systems produced by Sensytech;

•	adjust contract costs and fees on the basis of audits completed by its agencies;

•	suspend or debar Sensytech from doing business with the U.S. federal government; and

•	control or prohibit the export of Sensytech’s products.

      Sensytech’s U.S. federal government contracts include fixed-price contracts, cost reimbursement contracts, including, cost-plus-fixed-fee, cost-plus-award fee, and cost-plus-incentive fee, and time and material contracts.

      Fixed-price. These contracts are not subject to adjustment by reason of costs incurred in the performance of the contract. With this type of contract, Sensytech assumes the risk that it will be able to perform at a cost below the fixed-price, except for costs incurred because of contract changes ordered by the customer.

      Cost-reimbursement. Cost-plus-fixed-fee contracts are cost-reimbursement contracts that provide for payment to Sensytech of a negotiated fee that is fixed at the inception of the contract. This fixed fee does not vary with actual cost of the contract, but may be adjusted as a result of changes in the work to be performed under the contract. This contract poses less risk than a fixed price contract, but Sensytech’s ability to win future contracts from the procuring agency may be adversely affected if it fails to perform within the maximum cost set forth in the contract.

      A cost-plus-award-fee contract is a cost reimbursement contract that provides for a fee consisting of a base amount (which may be zero) fixed at inception of the contract and an award amount, based upon the government’s satisfaction with Sensytech’s performance under the contract. With this type of contract, Sensytech assumes the risk that Sensytech may not be awarded the award fee, or only a portion of it, if it does not perform satisfactorily.

      A cost-plus-incentive-fee contract is a cost-reimbursement contract that provides for an initially negotiated fee to be adjusted later by a formula based on the relationship of total allowable costs to total target costs. As is the case with all cost-reimbursement contracts, Sensytech assumes the risk that, if its costs are not allowable under the terms of the contract or applicable regulations, it may not be able to recover these costs.

      Time-and-materials. These contracts require Sensytech to deliver services on the basis of direct labor hours at specified fixed hourly rates that include all Sensytech’s direct and indirect costs, such as wages, overhead, general and administrative expenses, and profit, and other materials at cost. With respect to these contracts, Sensytech assumes the risk that Sensytech will be able to perform these contracts at these negotiated hourly rates.

      Sensytech is subject to various statutes and regulations governing government contracts generally and defense contracts specifically. These statutes and regulations carry substantial penalty provisions including suspension or debarment from government contracting or subcontracting for a period of time, if the contractor is found to have violated any of these regulations. Among the causes for debarment are violations of various statutes, including those related to procurement integrity, export control, government security regulations, employment practices, the protection of the environment, the accuracy of records, and the recording of costs. Sensytech carefully monitors all of its contracts and contractual efforts to minimize the possibility of any violation of these regulations.

      As a government contractor, Sensytech is subject to government audits, inquiries and investigations. It has experienced minimal audit adjustments over the past ten years. The Defense Contract Audit Agency has completed its audit of Sensytech’s contracts through the fiscal year ended September 30, 1999. Sensytech is still subject to adjustment on its performance during subsequent years.

      Sensytech believes that the passive surveillance markets in which it participates will continue to be important in future years, as the military branches and intelligence agencies continue to rely upon technological advances for defense and intelligence purposes. Sensytech cannot assure investors, however, that federal appropriations will continue to exist at their current levels or that its products will be utilized in the future.

Competitive strengths

      Sensytech believes it is well-positioned to address the requirements of its customers in the intelligence community and Department of Defense because it possesses the following key competitive strengths:

      Significant supplier to domestic and allied intelligence agencies. Approximately 12.2% of Sensytech’s revenues for the six months ended March 31, 2004 were derived from classified programs of the U.S. federal government and U.S. approved international customers. These programs tend to have higher margins and are generally awarded to a small group of suppliers. Given its expertise and track record with these customers, Sensytech believes it is well-positioned to take advantage of the heightened awareness and continued spending for intelligence activities in the wake of the war on terrorism.

      Employees with security clearances. The strict security clearance requirements for personnel who work on classified programs for the intelligence community and Department of Defense severely limits the number of suppliers that are allowed to bid on those types of programs. Companies wishing to bid on such programs must have employees who have completed the lengthy process necessary to obtain a security clearance. This process requires a candidate to be sponsored by the government for a particular purpose, entails extensive background investigations that typically take between six months to a year and, for restricted access clearance, may require successful completion of polygraph testing. As of March 31, 2004, approximately 56% of Sensytech’s 216 employees have government security clearances, with approximately 16% holding Top Secret security clearances.

      Engineering and design expertise. Sensytech has a successful track record of providing its customer needs as demonstrated by its long-term relationships with many of its largest customers. Sensytech’s predecessor companies and it have provided high quality technical solutions in the intelligence gathering and electronic warfare areas for the Navy and other defense departments for over 25 years. At March 31, 2004, Sensytech employed 86 engineers, who represented approximately 40% of its workforce. Since October 1, 1998, Sensytech has spent approximately $37.8 million in both customer funded as well as independent research and development.

      Established sole-source contract relationships. Sensytech received approximately 39.7% of its revenues for the six months ended March 31, 2004 from sole or single source contract relationships. These relationships provide it with opportunities to proactively prepare for and develop follow-on program opportunities through upgrades, new versions of products and additional product sales. Sensytech also believes these sole or single source relationships create significant advantages in technology, time to market and start-up costs. This affords it market protection relative to new entrants or competitors. Most of its sole source relationships exist with agencies or departments of the U.S. federal government, so the terms of those contracts are consistent with normal federal government procurement, including provisions for termination for convenience, which allows the U.S. federal government to terminate the contracts at any time for any reason.

      Experienced management team. Sensytech’s executives provide it with extensive experience in supporting the intelligence community and Department of Defense. Each of its executive officers has more than 20 years experience in the intelligence and Department of Defense marketplace. With their knowledge, valued relationships and reputations, Sensytech management plays a key role in building and sustaining its customer base.

Business strategy

      Sensytech’s objective is to profitably grow its business as a premier provider of high quality and state of the art intelligence gathering and electronic warfare technology, products and systems. Sensytech strategies for achieving this objective include:

      Expanding Sensytech’s customer base. Sensytech intends to capitalize on its long-term relationships with its customers and its reputation within the intelligence community and Department of Defense to attract new customers within those communities. Sensytech believes it has a successful performance record and demonstrated technical expertise that gives it credibility with prospective customers and enhances its ability to be successful in bidding on follow-on contracts. As Sensytech’s revenues base grows through internal growth as well as acquisitions, it intends to seek larger contracts, which have historically been awarded to larger suppliers.

      Targeting high growth segments of the market. Sensytech believes the projected growth in government intelligence gathering and electronic warfare technology products and services spending will offer opportunities for development and delivery of advanced technology solutions for defense and intelligence agencies. Sensytech intends to expand its product and service offerings in these areas, particularly where there is a possibility for significant long-term sales. Sensytech believes that friendly foreign governments would like to increase their capabilities in these areas, as the events of September 11, 2001, have global security implications.

      Attracting and retaining highly skilled personnel. Sensytech intends to continue to attract and retain skilled professionals to ensure it has the capabilities to fulfill its customers’ requirements. Sensytech targets candidates who have served in the military or as civilian experts in the intelligence community and Department of Defense, and believes it can continue to retain its employees by offering competitive compensation and by providing opportunities for career growth through company-supported education programs and involvement in diverse and challenging engineering developments.

      Leveraging customer funded research and development. Many of Sensytech’s products were or are being developed through funding provided by the customer in the form of research and development contracts. While these contracts tend to be relatively small, they contain provisions for the customer to exercise multi-year options that increase the values of these programs significantly should the customer decide to go into full production. Since October 1, 1998, the U.S. federal government has provided Sensytech with approximately $32.8 million under such development contracts. Some of Sensytech’s contracts can be extended or increased at the option of the customer.

      Pursuing strategic acquisitions. Sensytech plans to enhance its internal growth by selectively pursuing strategic acquisitions of businesses that can cost-effectively broaden its technology expertise and its product offerings. Sensytech is primarily focused on acquiring businesses that provide value-added solutions for the intelligence community and Department of Defense, but will also consider opportunities to acquire other businesses where it can utilize its reputation and experienced management team to expand its core business areas.

Export sales

      Export sales are not a significant part of Sensytech revenues at this time, but it is its intention to try to expand them. However, because most of Sensytech’s products are classified to one degree or another, it must obtain export licenses from the U.S. federal government to be able to sell them outside of the United States, even to close allies. The granting of the export licenses is solely at the discretion of the U.S. federal government, which can also cancel them at any time. Thus, Sensytech’s ability to expand export sales is partly dependent upon the willingness of the U.S. federal government to grant export licenses for its products as it requests them.

Employees

      At March 31, 2004, Sensytech employed 216 people, 86 of whom have engineering degrees while approximately 56% of employees have security clearances. Sensytech’s continued success depends upon its ability to attract and retain highly skilled employees. Sensytech believes it is successful in retaining its employees by offering a competitive salary structure, attractive incentive compensation and benefits programs, career growth opportunities, flexible work assignments and the opportunity to perform mission-critical services, often in classified environments. Sensytech’s current employees are offered an opportunity to respond to new job opportunities before it pursues external recruiting. Sensytech considers its relations with employees to be good, and it has never had a work stoppage.

Environmental

      Sensytech has incurred no material costs in the past two years related to environmental issues.

Properties

      Sensytech believes that its leased facilities are suitable for the operations it has in each of them. Each facility is well maintained and capable of supporting higher levels of revenue. The table below sets forth certain information about Sensytech’s principal facilities.

	Estimated
Address	Square Feet	Lease Term	Description	Principal Activity

8419 Terminal Road Newington, VA 22122	67,220	Leased, Expiration Date: 6/30/2014	Two 1-story and one partial 2-story adjacent block buildings. Buildings are in an industrial park.	Administration/ Engineering/ Manufacturing

300 Parkland Plaza Ann Arbor, MI 48103	12,419	Leased, Expiration Date: 11/20/2008	One-story facility in a research park.	Engineering/ Manufacturing

800 Callo Plano Camarillo, CA 93012	8,802	Leased, Expiration Date: 1/31/2007	One-story facility in an industrial park.	Engineering/ Manufacturing

	Estimated
Address	Square Feet	Lease Term	Description	Principal Activity

1386 Connellsville Road Uniontown, PA	36,640	Leased, Expiration Date: 4/1/2014	One-story facility.	Engineering/ Testing Center

90 Laurel View Drive Smithfield, PA	60,000	Leased, Expiration Date: 9/15/2013	One-story facility.	Engineering/ Manufacturing/ Administration

925 South Semoran Boulevard Winter Park, FL	6,620	Leased, Expiration Date: 8/31/2004	One-story facility	Engineering/ Manufacturing

      Sensytech’s facilities in Newington, Virginia; Ann Arbor, Michigan; Camarillo, California; Winter Park, Florida; Fayette, Pennsylvania and Smithfield, Pennsylvania contain equipment used for the design, development and manufacture of Sensytech’s products. Sensytech’s facilities in Newington include a sensitive compartmented information facility, anechoic chamber, secure test areas, environmental equipment, antennas, as well as general-purpose equipment required to manufacture and test Sensytech’s products. Sensytech believes its facilities are adequate for Sensytech’s current business activities and will remain so for the foreseeable future.

      The Defense Systems Group manufacturers in its Newington, Virginia, Camarillo, California and Smithfield, Pennsylvania facilities. The Surveillance Group’s products are manufactured in its Newington, Virginia, Ann Arbor, Michigan and Winter Park, Florida facilities.

Legal proceedings

      Sensytech is not a party to, nor is any of its property the subject of any material pending legal proceedings.

SENSYTECH MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

General

      The following discussion provides information which management believes is relevant to an assessment and an understanding of Sensytech’s operations and financial condition. This discussion should be read in conjunction with the condensed consolidated financial statements and accompanying notes.

Overview

      Sensytech is a designer, developer and manufacturer of electronics, communications and technology products for the defense and intelligence markets. Specifically, Sensytech specializes in integrated passive surveillance, communications and data links, electronic countermeasures and threat simulators, and airborne imaging and scanning systems. Its products are developed for use primarily by U.S. federal government customers and U.S. approved foreign governments, including U.S. defense and intelligence agencies, foreign government and civilian agencies.

      Sensytech’s revenues are primarily derived from fixed-price contracts, under which it performs specific tasks for a fixed price. Under fixed-price contracts Sensytech assumes the risk of cost overruns and receives the benefit of cost savings. All of Sensytech’s U.S. federal government contracts, whether it is the prime contractor or a subcontractor, are subject to audit and cost controls. As a result, the U.S. federal government contracting authorities typically have the right to object to Sensytech’s costs as not allowable or as unreasonable, which can result in it bearing all or a portion of these costs itself rather than recovering them from the U.S. federal government.

      To estimate revenues for performance under U.S. federal government fixed-price and cost-reimbursement contracts, including customer-funded research and development, Sensytech uses the percentage of completion method of accounting under which estimated revenues are determined on the basis of completion to date (i.e., the total contract amount multiplied by percent of performance to date less revenue value recognized in previous periods). Sensytech records revenues under cost-reimbursement contracts as costs are incurred and it includes estimated earned fees in the proportion that costs incurred to date bear to total estimated costs. Sensytech increases or decreases fees under certain U.S. federal government contracts in accordance with cost or performance incentive provisions which measure actual performance against established targets or other criteria. Sensytech includes such incentive fee awards or penalties, which historically are not material, in revenues at the time the amounts can be determined reasonably. Sensytech recognizes anticipated probable losses at the time they become known. Sensytech’s future operating results may be affected if actual contract costs incurred differ from our current estimates of total contract costs.

      Sensytech expenses operating costs such as cost of revenues, general and administrative, independent research and development expenses, and bid and proposal costs in the period incurred. The major components of these costs are compensation, materials, and overhead. Intangible assets are amortized over their useful lives.

      Sensytech’s results of operations, particularly its revenues, gross profit and cash flow, may vary significantly from period to period depending on a number of factors, including the progress of contract performance, revenues earned on contracts, the timing of customer orders and billing of other direct costs, timing of receipt of significant change orders, the commencement and completion of contracts during any particular quarter, the timing of government contract awards, the term of each contract that it has been awarded, foreign budget reallocations, currency fluctuations, and general political and economic conditions. Because a significant portion of Sensytech’s expenses, such as personnel and facilities costs, are fixed in the short term, successful contract performance and variation in the volume of activity, as well as in the number of contracts commenced or completed during any period may cause significant variations in operating results. As a result of the factors above, period-to-period comparisons of its revenues and operating results may not be meaningful.

Results of operations

Three months ended March 31, 2004 compared to three months ended March 31, 2003

Revenues:

      Revenues increased $1,166,000, or 9.1%, to $14,019,000 for the three months ended March 31, 2004 from $12,853,000 for the three months ended March 31, 2003. The increase was due primarily to new contract awards or modifications of existing contracts in the Defense Systems Group of $2,137,000 offset by a decrease in the Surveillance Technology Group of $971,000. During the three months ended March 31, 2004, the four largest non-classified revenue producing contracts were the AN/ SLQ-25A Surface Ship Torpedo Defense System, the Alliant Missile System, MIL-ADF Antenna Assembly and the AN/ SLQ-25A Engineering R&D, which contributed 39.5% of revenues.

      The total amount of negotiated backlog, including both unfilled firm orders for Sensytech’s products for which funding had been authorized and appropriated by the customer and firm orders for which funding had not been appropriated as of March 31, 2004 and 2003, was $24,638,000 and $29,574,000, respectively.

Cost of revenues:

      Cost of revenues increased $358,000, or 3.8%, to $9,846,000 for the three months ended March 31, 2004 from $9,488,000 for the three months ended March 31, 2003. Cost of revenues as a percentage of revenues decreased to 70.2% for the three months ended March 31, 2004 from 73.8% for the three months ended March 31, 2003 due to improved profit margins in the Defense Systems Group.

General and administrative expenses:

      General and administrative expenses increased $967,000, or 62.0%, to $2,526,000 for the three months ended March 31, 2004 from $1,559,000 for the three months ended March 31, 2003. The increase was due principally to an increase in bid and proposal and internal research and development expenses of $620,000. The remaining increase is due to higher salaries and benefits over the prior year.

      For the three months ended March 31, 2004, internal research and development was $589,000 compared to $477,000 for the three months ended March 31, 2003 and represented 23.3% and 30.6% of general and administrative expense, respectively.

Income tax expense:

      Income tax expense consists of federal and state income taxes. Income tax expense decreased $113,000 or 14.9% to $644,000 for the three months ended March 31, 2004, from $757,000 for the three months ended March 31, 2003. The decrease was primarily due to a reduction of income before income taxes and a reduction of Sensytech’s state income tax expense related to the operation in Pennsylvania. Sensytech’s effective tax rate was 38.4% and 41.0% for the three months ended March 31, 2004 and 2003, respectively, and varies from the federal statutory rate primarily due to state taxes and other nondeductible expenses.

Net income:

      Net income decreased $56,000, or 5.2%, to $1,031,000 for the three months ended March 31, 2004 from $1,087,000 for the three months ended March 31, 2004. The decrease was the result of an increase in general and administrative expenses that was partially offset by an increase in revenues. Net income as a percentage of revenue was 7.4% and 8.5% for the three month periods ended March 31, 2004 and 2003, respectively.

Six months ended March 31, 2004 compared to six months ended March 31, 2003

Revenues:

      Revenues increased $2,108,000, or 8.6%, to $26,684,000 for the six months ended March 31, 2004 from $24,576,000 for the six months ended March 31, 2003. The increase was due primarily to new contract awards or modifications of existing contracts in the Defense Systems Group of $3,568,000, offset by a decrease in the Surveillance Technology Group of $1,460,000. During the six months ended March 31, 2004, the four largest non-classified revenue producing contracts were the AN/ SLQ-25A Surface Ship Torpedo Defense System, Alliant Missile System, MIL-ADF Antenna Assembly, and the AN/ SLQ-25A Engineering R&D, which contributed 34.2% of revenues.

Cost of revenues:

      Cost of revenues increased $616,000, or 3.3%, to $19,355,000 for the six months ended March 31, 2004 from $18,739,000 for the six months ended March 31, 2003. Cost of revenues as a percentage of revenues decreased to 72.5% for the six months ended March 31, 2004 from 76.2% for the six months ended March 31, 2003 due to improved profit margins in the Defense Systems Group.

General and administrative expenses:

      General and administrative expenses increased $1,602,000, or 61.1%, to $4,224,000 for the six months ended March 31, 2004 from $2,622,000 for the six months ended March 31, 2003. The increase was due principally to an increase in bid and proposal and internal research and development costs of $1,055,000. The remaining increase is due to higher salaries and benefits of approximately $177,000, customer relations expenses of $200,000 and travel cost of $60,000.

      For the six months ended March 31, 2004, internal research and development was $1,083,000 compared to $631,000 for the six months ended March 31, 2003 and represented 25.6% and 24.1% of general and administrative expense, respectively.

Income tax expense:

      Income tax expense consists of federal and state income taxes. Income tax expense decreased $66,000 or 5.0% to $1,250,000 for the six months ended March 31, 2004, from $1,316,000 for the six months ended March 31, 2003. The decrease was primarily due to a reduction of income before income taxes and a reduction of Sensytech’s state income tax expense related to the operation in Pennsylvania. Sensytech’s effective tax rate was 39.6% and 41.0% for the six months ended March 31, 2004 and 2003, respectively, and varies from the federal statutory rate primarily due to state taxes and other nondeductible expenses.

Net income:

      Net income increased $13,000, or 0.7%, to $1,904,000 for the six months ended March 31, 2004 from $1,891,000 for the six months ended March 31, 2003. The increase was the result of an increase in revenues that was partially offset by an increase in costs and expenses. Net income as a percentage of revenue was 7.1% and 7.7% for the six month periods ended March 31, 2004 and 2003, respectively.

Year ended September 30, 2003 compared to year ended September 30, 2002

Revenues:

      Revenues increased $20,893,000, or 64.7%, to $53,183,000 for the year ended September 30, 2003 from $32,290,000 for the year ended September 30, 2002. The increase was due primarily to new contract awards or modifications of existing contracts in the Surveillance Group and the Defense Systems Group of approximately $8,344,000 and $12,549,000, respectively. For the year ended September 30, 2003, Sensytech derived, directly or indirectly, 80.7% of its revenue from federal agencies in the intelligence community and the Department of Defense, compared to 80.4% for the year ended September 30, 2002.

For the year ended September 30, 2003, Sensytech’s four largest non-classified revenue producing contracts were the AN/ SLQ-25A Surface Ship Torpedo Defense System, the AN/ SLQ-4A Radio Terminal Set, the AN/ DPT 2-B Based Payload for Lead In Fighter Hawk Radar Emulator, and Hyperspectral Imaging System, which collectively contributed 35.5% of revenue.

      Customer funded development, which is included in revenue, increased $2,824,000 or over 100% to $3,444,000 for the year ended September 30, 2003 from $620,000 for the year ended September 30, 2002. Major increases for the year came from the MIL-ADF program and the Surface Ship Torpedo Defense Systems program, which represents approximately 61% of the customer funded development in fiscal year 2003.

      For the year ended September 30, 2003, Sensytech derived approximately 13.8% of its revenues from contracts with U.S. approved foreign countries, of which no country represented 10% or more of the revenues. Sensytech’s foreign sales contracts require payment in US dollars, so those sales are not affected by foreign currency fluctuations. Sensytech intends to increase the amount of foreign sales it makes in the future.

Cost of revenues:

      Cost of revenues increased $15,759,000, or 63.4%, to $40,614,000 for the year ended September 30, 2003 from $24,855,000 for the year ended September 30, 2002. This was primarily attributed to an increase in labor of $3,274,000 and an increase in materials of $8,975,000 to support the increase in production activities, which was a significant part of the growth in revenues. Sensytech recorded an inventory write down of $1,074,000 in 2003 for certain component parts in inventory. No such write down was incurred in 2002. Additionally, fringe benefits, occupancy costs and depreciation increased by $1,846,000 mainly as a result of a full year of use of Sensytech’s New Jersey facility, which began its operations in February 2002. Cost of revenues as a percentage of revenues decreased to 76.4% for the year ended September 30, 2003 from 77.0% for the year ended September 30, 2002.

General and administrative expenses:

      General and administrative expenses increased $2,094,000, or 55.4%, to $5,876,000 for the year ended September 30, 2003 from $3,782,000 for the year ended September 30, 2002. The increase was due principally to the additional salaries and benefits of $783,000 and other related expenses of new and existing employees and to an increased internal research and development expense of $225,000.

      For the year ended September 30, 2003, internal research and development was $1,019,000 compared to $794,000 for the year ended September 30, 2002 and represented 17.3% and 21.0% of general and administrative expense, respectively.

Interest income and interest expense:

      Interest income increased $86,000, or over 100%, to $122,000 for the year ended September 30, 2003 from $36,000 for the year ended September 30, 2002. The increase was primarily the result of the income earned on a higher invested balance of excess cash during the period. Interest expense increased $10,000, or 25%, to $50,000 for the year ended September 30, 2003 from $40,000 for the year ended September 30, 2002. The increase was primarily due to interest expense incurred during the first three months of fiscal year 2003.

Other income and other expenses:

      Net other income decreased $38,000, or 63.3%, to $22,000 for the year ended September 30, 2003. The decrease was primarily due to sublease income of $17,000 in fiscal 2003 compared to $78,000 in fiscal 2002.

Income tax expense:

      Income tax expense consists of federal and state income taxes. Income tax expense increased $1,215,000, or 80.0%, to $2,735,000 for the year ended September 30, 2003, from $1,520,000 for the year ended September 30, 2002. The increase was primarily due to increased and improved profitability in 2003. Sensytech’s effective tax rates were approximately 40.3% and 41.0% for the years ended September 30, 2003 and 2002, respectively, and varies from the federal statutory rate primarily due to state taxes and certain nondeductible expenses. Sensytech’s new Pennsylvania production facility is within the Keystone Opportunity Zone. Sensytech is exempt from Pennsylvania state and local taxes for a period of ten years. As a result, Sensytech believes its effective tax rate will be reduced by approximately 1-2% in 2004.

Net income:

      Net income increased $1,863,000, or 85.1%, to 4,052,000 for the year ended September 30, 2003 from $2,189,000 for the year ended September 30, 2002. The increase is due primarily to an increase in revenues and increased cost performance during the year. Net income as a percentage of revenue was 7.6% and 6.8% for the years ended September 30, 2003 and 2002, respectively.

Year ended September 30, 2002 compared to year ended September 30, 2001

Revenues:

      Revenues increased $15,899,000, or 97.0%, to $32,290,000 for the year ended September 30, 2002 from $16,391,000 for the year ended September 30, 2001. The increase was due primarily to new contract awards in the Surveillance Group of approximately $9,184,000, in addition to revenues attributable to ST Production Systems, Inc., the subsidiary that holds the assets Sensytech acquired from FEL Corporation and which Sensytech includes as part of Sensytech’s Defense Systems Group, of approximately $10,896,000 since the date of the FEL asset acquisition. This increase was partially offset by a decrease in other Defense Systems Group revenue of $4,181,000. For the year ended September 30, 2002 Sensytech derived, directly or indirectly, 80.4% of Sensytech’s revenue primarily from federal agencies in the intelligence community and the Department of Defense, compared to 88.9% for the year ended September 30, 2001. For the year ended September 30, 2002, Sensytech’s four largest revenue producing contracts were the AN/SLQ-25A Surface Ship Torpedo Defense System, the AN/SLQ-4A Radio Terminal Set, the AN/BLQ-10 (V)1 and (V)2, and Hyperspectral Imaging System, which contributed 36.4% of revenue.

      Customer funded development, which is included in revenue, decreased $7,338,000, or 92.2%, to $620,000 for the year ended September 30, 2002 from $7,958,000 for the year ended September 30, 2001. The decrease resulted from the U.S. Navy cancellation of the Advanced Integrated Electronic Warfare System, for which Lockheed Martin was the prime contractor. Consistent with U.S. Navy direction, all subcontractors to Lockheed Martin for this program were, in turn, cancelled to achieve an orderly shut down of the program. Sensytech’s subcontract with Lockheed Martin for development of portions of the system was cancelled at this time.

      For the year ended September 30, 2002, Sensytech derived approximately 15.7% of Sensytech’s revenues from contracts with U.S. approved foreign countries. Sensytech’s foreign sales contracts require payment in U.S. dollars, so Sensytech is not affected by foreign currency fluctuations. Sensytech intends to increase the amount of foreign sales Sensytech makes in the future.

Cost of revenues:

      Cost of revenues increased $13,111,000, or 111.6%, to $24,855,000 for the year ended September 30, 2002 from $11,744,000 for the year ended September 30, 2001. The increase was attributed to costs associated with the revenues generated by ST Production Systems, Inc., which has higher associated costs than the revenues generated in Sensytech’s Surveillance Group. Cost of revenues as a percentage of revenues increased to 77.0% for the year ended September 30, 2002 from 71.6% for the year ended September 30, 2001.

General and administrative expenses:

      General and administrative expenses increased $881,000, or 30.4%, to $3,782,000 for the year ended September 30, 2002 from $2,901,000 for the year ended September 30, 2001. The increase was due principally to the added salaries and related benefits of new employees hired for ST Production Systems, Inc. of approximately $291,000 and to increases in salaries and benefits to Sensytech’s existing employees.

      For the year ended September 30, 2002, internal research and development was $794,000 compared to $892,000 for the year ended September 30, 2001 and represented 21.0% and 30.7% of general and administrative expense, respectively.

Interest income and interest expense:

      Net interest income decreased $143,000, or 101.4%, to net interest expense of $4,000 for the year ended September 30, 2002 from $141,000 of net interest income for the year ended September 30, 2001. The decrease was the result of lower invested balances, lower rates of return on investments during 2002 and interest expense of $32,000 incurred on Sensytech’s line of credit.

Other income:

      Other income decreased $56,000, or 48.3%, to $60,000 for the year ended September 30, 2001. The decrease was primarily due to sublease income of $78,000 in fiscal 2002 compared to $112,000 in fiscal 2001.

Income tax expense:

      Income tax expense consists of federal and state income taxes. Income tax expense increased $741,000, or 95.1%, to $1,520,000 for the year ended September 30, 2002, from $779,000 for the year ended September 30, 2001. The increase was primarily due to increased and improved profitability in 2002. Sensytech’s effective tax rates were 41% and 38.9% for the years ended September 30, 2002 and 2001, respectively. Sensytech’s effective tax rate varies from the federal statutory rate primarily due to state taxes and certain nondeductible expenses.

Net income:

      Net income increased $965,000, or 78.8% to $2,189,000 for the year ended September 30, 2002 from $1,224,000 for the year ended September 30, 2001. The increase was the result of an increase in revenues that was partially offset by an increase in costs and expenses.

Liquidity and capital resources

      Historically, Sensytech’s primary source of liquidity is cash provided by operations and Sensytech’s line of credit. Sensytech’s liquidity requirements depend on a number of factors, including the timing of production under Sensytech’s federal government and foreign sales contracts. Sensytech had cash and cash equivalents of $10,066,000 at March 31, 2004, as compared to $14,368,000 at March 31, 2003. The decrease was primarily due to cash used in operating activities and investing activities.

      Cash used in operating activities was approximately $1,467,000 for the six months ended March 31, 2004 compared to cash provided by operating activities of approximately $564,000 for the six months ended March 31, 2003, an increase of approximately $2,031,000. The primary reasons for this increase were an increase in general operating expenses and cash used to cover costs incurred during the transition from New Jersey to Pennsylvania.

      Cash used in investing activities was approximately $2,278,000 during the six months ended March 31, 2004 compared to approximately $572,000 for the six months ended March 31, 2003, an increase of approximately $1,706,000. The primary reason for this increase were property and equipment acquired for the new facility in Smithfield, Pennsylvania during the six months ended March 31, 2004.

      Cash provided by financing activities was approximately $366,000 during the six months ended March 31, 2004 compared to cash provided by financing activities of approximately $13,676,000 for the six months ended March 31, 2003, a decrease of $13,310,000. The primary reasons for this decrease was the net proceeds of $16,467,000 received from the sale of 2.3 million shares of common stock, which was partially offset by cash used for the repayment of the line of credit in 2003 compared to only proceeds from stock options exercises in 2004.

      Sensytech has a $15,000,000 line of credit with Bank of America. The line of credit is for one year and is set to expire on February 28, 2005. The total borrowing base generally cannot exceed the sum of 90% of qualified government accounts receivable and 80% of qualified non-government accounts receivable. Total letters of credit at March 31, 2004 were $1,180,000. The line of credit is available to finance the performance of government contracts, to support the issuance of stand-by letters of credit, and for short-term working capital purposes. At March 31, 2004, there were no borrowings under the line of credit. The borrowing base at March 31, 2004 was $10,863,000.

      The bank agreement establishes the interest rate at the LIBOR plus 200 to 285 basis points, determined by Sensytech’s ratio of funded debt to earnings before interest, taxes, depreciation and amortization. All borrowings under the line of credit are collateralized by Sensytech’s accounts receivable, equipment, contracts, and general intangibles. The agreement also contains various covenants as to dividends restrictions, working capital, tangible net worth, earnings and debt-to-equity ratios. Unused commitment fees of one quarter of one percent per annum are required.

Critical accounting policies and estimates

      Sensytech’s consolidated financial statements are based on the application of significant accounting policies, which require management to make significant estimates and assumptions. Sensytech believes that the following are the critical judgment areas in the application of its accounting policies that affect its financial position and results of operations.

Revenue recognition:

      Most of Sensytech’s sales are generated under U.S. federal government fixed-price and cost-type contracts, which require revenue recognition judgments. Revenues are primarily recognized on the percentage of completion basis. In doing so, Sensytech makes important judgments in estimating revenue, cost and progress towards completion. Sensytech has an internal process where it monitors contract performance and cost on a monthly basis. Each quarter, management reviews, among other items, progress against schedule, project staffing, risks and issues, subcontract management, incurred and estimated costs, and disposition of prior action items. These judgments underlie Sensytech’s determinations regarding overall contract value, contract profitability, and timing of revenue recognition. Revenue and cost estimates are revised periodically based on changes in circumstances. To the extent that a revised estimate affects contract profit or revenue previously recognized, Sensytech records the effect of the revision in the period in which the facts requiring the revision become known. If the estimated cost to complete exceeds the value of the contract, a reserve for estimated loss is recognized immediately. It is reasonably possible that future operating results may be affected if actual contract costs incurred differ from total contract costs currently estimated by management. Revenue under time and material contracts is based on hours incurred times approved loaded labor rates plus other cost incurred plus general and administrative expense allocated to other costs incurred. Sensytech has no reason to believe that cost and estimated earning in excess of billing on uncompleted contracts are not realizable.

Accounts Receivable:

      Sensytech is required to estimate the collectibility of its trade receivables. Judgment is required in assessing the realization of receivables, and the reserve requirements are based on the best facts available to Sensytech. Since most of Sensytech’s sales are generated under U.S. federal government contracts, its allowance for doubtful accounts is not significant.

Inventories:

      Sensytech records its inventories at the lower of cost or market. In assessing the ultimate realization of inventories, Sensytech is required to make judgments as to the future demand requirements and compare these with the current or committed inventory levels. Inventory is generally purchased to fulfill a specific contract commitment. In 2003, Sensytech wrote down a portion of its inventory that was purchased, built, and configured for a specific project which was ultimately delayed and not awarded. During the three months ended March 31, 2004, Sensytech was awarded a contract which enabled it to utilize this written down inventory and to utilize other components of its existing inventory.

Income Taxes:

      Sensytech currently has deferred tax assets resulting from net operating loss carryforwards, which will reduce taxable income in future periods. At March 31, 2004 and 2003, Sensytech did not provide a valuation allowance as it believed it was more likely than not that the remaining net deferred tax assets will be realized, principally based on forecasted taxable income. Sensytech’s new Pennsylvania production facility is within the Keystone Opportunity Zone. As a result, income from that facility is exempt from state and local taxes for a period of ten years.

Market Risks

      In addition to the risks inherent in its operations, Sensytech is exposed to financial, market, political and economic risks. The following discussion provides additional detail regarding its exposure to credit, interest rates and foreign exchange rates.

     Cash and Cash Equivalents:

      All unrestricted, highly liquid investments purchased with a remaining maturity of three months or less are considered to be cash equivalents. Sensytech maintains cash and cash equivalents with various financial institutions in excess of the amount insured by the Federal Deposit Insurance Corporation. It believes that any credit risk related to these cash and cash equivalents is minimal.

     Interest Rates:

      Sensytech’s line of credit financing provides available borrowing to it at variable interest rates. There were no outstanding borrowings at September 30, 2003. Accordingly, Sensytech does not believe that any movement in interest rates would have a material impact on future earnings or cash flows. However, if Sensytech were to significantly increase borrowing under the current line of credit agreement, future interest rate changes could potentially have a material impact.

     Foreign Currency:

      Sensytech has contracts to provide services to U.S. approved foreign countries. Its foreign sales contracts require payment in U.S. dollars, so it is not affected by foreign currency fluctuations.

Obligations and Commitments

      Contractual Cash Obligations:

		Due in	Due in	Due in	Due in	Due in
	Total	2004	2005	2006	2007	2008	Thereafter

Operating leases	$11,591,000	$1,151,000	$1,037,000	$1,018,000	$1,031,000	$1,039,000	$6,315,000

Line of credit	—	—	—	—	—	—	—

	$11,591,000	$1,151,000	$1,037,000	$1,018,000	$1,031,000	$1,039,000	$6,315,000

      Other Commercial Commitments:

	Total	Less than 1 Year	1-3 Years

Letters of credit	$1,180,000	$135,000	$1,045,000

Cost Associated with Exit Activity

      On July 15, 2003, Sensytech announced its intention to close the facility in Farmingdale, New Jersey and move these operations to Uniontown, Pennsylvania. In September 2003, Sensytech signed a lease for a 60,000 square foot facility for its Uniontown, Pennsylvania operations. The term of the lease is for ten years with two five year options. Sensytech completed the move in February 2004. Employees not transferring from the New Jersey location will receive severance pay and/or retention bonuses, providing they leave Sensytech in accordance with the its transition plan. The cost associated with the severance and retention plan is estimated to be approximately $269,000. The severance cost expensed an accrued for the year ended September 30, 2003 is $123,000. Other exit costs associated with the transition are estimated to be $893,000. Other costs consist of principally training, relocation and moving costs. Other exit costs in the amount of $139,000 were expensed for the year ended September 30, 2003. The cost of the severance and retention plan and the other exit costs are reported in the cost of revenues and general and administrative expense line items of the Consolidated Statement of Income.

New accounting pronouncements

      In January 2003, the FASB issued Interpretation No. 46 (“FIN 46”), “Consolidation of Variable Interest Entities,” which addresses consolidation and disclosure by business enterprises of variable interest entities. The consolidated requirements of FIN 46 apply to existing variable interest entities in the first fiscal year or interim period beginning after December 15, 2003. FIN 46 does not have any impact on the consolidated financial statements or disclosures of Sensytech as it does not have any variable interest entities.

Sensytech quantitative and qualitative disclosures about market risk

      The information called for by this item is provided under “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

Sensytech changes in and disagreements with accountants on accounting and financial disclosure

      There have been no changes in Sensytech’s independent public accountants or disagreements with such accountants on accounting principles or practices or financial statement disclosures during the last two fiscal years.

COMPENSATION OF SENSYTECH DIRECTORS

      Sensytech’s outside directors receive $5,000 per quarter for Board and Committee meetings. Audit Committee members receive an additional $1,000 per quarter. The Audit Committee Chairman receives an additional $2,000 per quarter. Directors are reimbursed for travel expenses incurred in connection with their attendance at Board and Committee meetings. Employee directors do not receive directors’ fees.

SENSYTECH EXECUTIVE COMPENSATION

      The following table sets forth the compensation paid during the past three fiscal years to Sensytech’s Chief Executive Officer and Sensytech’s other four (4) most highly compensated executive officers during fiscal year 2003 whose annual compensation was over $100,000 for that fiscal year (the “Named Executive Officers”):

Summary Compensation Table

						Long-Term Compensation

			Annual Compensation			Awards		Payouts

					Other	Restricted	Securities
					Annual	Stock	Underlying	LTIP	All Other
				Bonus	Comp.	Award(s)	Options/	Payouts	Compen-
Name and Principal Position	Year		Salary($)	($)(1)	($)(2)	($)(3)	SARs (#)	($)	sation ($)

S. Kent Rockwell	2003		210,846	168,762	5,742	0	0	0	0
Chairman, CEO	2002		200,000	168,923	5,305	0	0	0	0
	2001		200,000	0	6,447	0	0	0	0

David A. Smith	2003	(5)	205,808	0	32,250	0	0	0	0
President, COO	2002	(4)	53,077	25,000	6,923	0	0	0	0
	2001		N/A	N/A	N/A	0	0	0	0

Don Fultz	2003		150,484	44,955	4,149	0	0	0	0
Vice President, CFO	2002		135,519	25,030	3,762	0	0	0	0
	2001		129,150	5,883	3,859	11,240	0	0	0

Delano Esguerra	2003		122,965	18,371	673	0	0	0	0
Vice President,	2002		99,346	12,247	135	0	0	0	0
Electronic Warfare	2001		N/A	N/A	N/A	11,841	0	0	0
Group

James D. Ross	2003		136,643	34,020	4,776	0	0	0	0
Vice President,	2002		126,485	23,452	3,824	0	0	0	0
Communications Group	2001		120,663	5,461	4,205	10,524	0	0	0

(1)	Paid pursuant to Sensytech’s Incentive Compensation Plan.

(2)	Detail of amounts reported in the “Other Annual Compensation” column is provided in the following table.

(3)	Paid pursuant to Sensytech’s Incentive Compensation Plan. Shares vest upon one-year anniversary of the stock award.

(4)	Mr. Smith served as President and Chief Operating Officer starting in June, 2002.

(5)	Mr. Smith resigned as President and Chief Operating Officer effective October 31, 2003.

      The following table provides information regarding Other Annual Compensation not properly categorized as salary or bonus:

	Fiscal	401(K)/Pension	Excess Life	Auto/Housing/
Officer’s Name	Year	Plan Contribution($)	Insurance($)	Fuel($)

S. Kent Rockwell	2003	$4,968	$774	$0
	2002	$4,531	$774	$0
	2001	$5,673	$774	$0

David A. Smith	2003	$0	$0	$32,250
	2002	$0	$0	$6,923
	2001	N/A	N/A	N/A

Donald F. Fultz	2003	$4,012	$137	$0
	2002	$3,657	$105	$0
	2001	$3,722	$137	$0

Delano Esguerra	2003	$673	$0	$0
	2002	$0	$135	$0
	2001	N/A	N/A	N/A

James D. Ross	2003	$4,776	$0	$0
	2002	$3,775	$49	$0
	2001	$4,141	$64	$0

Option Grants in 2003

      The following table provides information on stock option grants during fiscal year 2003 to each of the Named Executive Officers:

Option/ SAR Grants in Last Fiscal Year

					Potential Realizable
	Individual Grants				Value at Assumed
					Annual Rates of
	# of Securities	% of Total			Stock Price
	Underlying	Options/SARs			Appreciation for
	Options/	Granted To			Option Term*
	SARs	Employee In	Exercise or	Expiration
Name	Granted	Fiscal Year	Base Price	Date	5%	10%

S. Kent Rockwell	0	—	—	—	—	—

David A. Smith	50,000	42.1%	$8.60	9/23/2012	270,425	685,309

Donald F. Fultz	0	—	—	—	—	—

Delano Esguerra	0	—	—	—	—	—

James D. Ross	0	—	—	—	—	—

*	The assumed annual rates of stock price appreciation are required disclosures, and are not intended to forecast future stock appreciation.

Equity Compensation Plans

      The following table sets forth the equity compensation plan information for Sensytech as of July 12, 2004.

Number of Securities
	Number of Securities		Remaining Available for
	to be Issued upon	Weighted-average	Future Issuance Under
	Exercise of	Exercise Price of	Equity Compensation Plans
	Outstanding Options,	Outstanding Options,	(Excluding Securities
	Warrants and Rights	Warrants and Rights	Reflected in Column (a))

Plan Category	(a)	(b)	(c)

Equity compensation plans approved by security holders	698,600	$5.74	543,766

Equity compensation plans not approved by security holders	None	N/A	None

Total	698,600	$5.74	543,766

Aggregate option exercises in 2003

      The following table sets forth certain information concerning exercises of options by each of the Named Executive Officers in fiscal year 2003 and unexercised options held by each of the Named Executive Officers as of September 30, 2003:

Aggregated Option/ SAR Exercises in Last Fiscal Year

and FY-End Options/ SAR Values

			Number of Securities		Value of Unexercised
			Underlying Unexercised		In-the-Money
			Options/SARs at FY-End		Options/SARs at FY-End
	# of Shares		(#)		($)**
	Acquired	$ Value
Name	on Exercise	Realized	Exercisable	Unexercisable	Exercisable	Unexercisable

S. Kent Rockwell	0	0	50,000	0	$794,000	$0

David A. Smith	0	0	16,667	33,333	$264,000	$528,000

Donald F. Fultz	0	0	37,000	3,000	$586,000	$47,500

Delano Esquerra	0	0	2,000	8,000	$31,700	$126,800

James D. Ross	0	0	37,000	3,000	$586,000	$47,500

**	Year-end values for unexercised in-the-money options represent the positive spread between the exercise price of such options and the fiscal year-end market value of the common stock, which was $15.84 on September 30, 2003.

      There were no awards made to Named Executive Officers in the last completed fiscal year under any long-term incentive plan for performance to occur over a period longer than one fiscal year. Sensytech does not have any defined benefit or actuarial plans for Sensytech’s employees.

2002 Stock Incentive Plan

      The purpose of the 2002 Stock Incentive Plan is to promote the interests of Sensytech and its stockholders by providing incentives and rewards to those employees who are largely responsible for the success and growth of Sensytech and its subsidiaries; to assist Sensytech in attracting and retaining executives and other key employees with experience and ability; and to attract and retain experienced and qualified directors who are not employees of Sensytech or a subsidiary.

      Granting of awards. Sensytech’s Compensation Committee is authorized to grant awards under the 2002 Stock Incentive Plan which may include shares of common stock, restricted shares, stock options, performance shares, performance units, target awards and cash. The compensation committee may establish performance goals to be achieved within any performance period it may select using any measures of the performance of Sensytech it may select as a condition to the receipt of the award.

      Change of control. The 2002 Stock Incentive Plan provides that in the event of a change in control (as described below), with certain exceptions, (a) all outstanding stock options will become fully vested and exercisable, (b) all stock awards will become fully vested, and (c) performance units may be paid out in such manner and amounts as determined by the compensation committee. For purposes of the 2002 Stock Incentive Plan, a change in control will generally be deemed to have occurred if (i) with certain limited exceptions, any person becomes the beneficial owner of 40% or more of the combined voting power of Sensytech’s then outstanding securities; (ii) Sensytech’s stockholders approve a merger or consolidation of Sensytech other than (A) a merger or consolidation with would result in the voting securities of Sensytech outstanding immediately prior thereto continuing to represent more than 50% of the combined voting power of the voting securities of the surviving entity, or (B) a merger or consolidation effected to implement a recapitalization in which no person acquires more than 15% of Sensytech’s then outstanding securities having the right to vote for the election of directors; (iii) Sensytech’s stockholders approve a plan of complete liquidation of Sensytech or an agreement for the sale of disposition by Sensytech of all or substantially all of its assets; or (iv) during any 24-month period, the majority of the membership of Sensytech’s board changes without the approval of two-thirds of the directors who were either directors at the beginning of the period or whose election was previously so approved.

Employment and deferred compensation agreements

      Mr. Rockwell and Mr. Fultz are each parties to retention agreements with Sensytech dated February 17, 2004. The agreements provide that upon a “change in control” with respect to Sensytech or its affiliates, each executive is entitled to a lump-sum payment equal to two times his current annual base salary and to a continuation of life insurance, disability and health benefits for the executive and his family for a period of 18 months following his termination. The executive’s lump-sum payment will be due at the earlier of:

•	the termination of the executive’s employment with Sensytech, and

•	upon the executive attaining 24 months of employment with Sensytech subsequent to the “change in control.”

      The executive is not entitled to the payment or continuation of benefits if he is terminated as a result of a conviction of a felony, a material violation of Sensytech’s code of conduct, criminal conviction involving a violation of the federal securities laws, judgment by a court in a case brought by the SEC involving a violation of the federal securities laws or actions demonstrating moral turpitude.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

OF SENSYTECH MANAGEMENT

      From time to time, Sensytech rents an airplane from Rockwell Venture Capital, Inc. (“RVC”), which is owned and managed by Sensytech’s Chief Executive Officer, S. Kent Rockwell. When the airplane is rented, it is used by Sensytech for business purposes. Sensytech pays only for the time it is using the airplane. It does not pay for the use of the airplane on trips where Mr. Rockwell is the only employee on the airplane. Sensytech pays RVC at a rental rate which does no more than reimburse RVC for the expenses of operating the airplane during the period it is rented. Sensytech believes that the terms of the rental agreement, which has been approved by the Audit Committee, are at least as favorable to Sensytech as those it could obtain from an unrelated third party. For the year ended September 30, 2003, Sensytech recorded expenses of $169,000 for the use of the airplane, of which $51,000 was unpaid as of the end of the year.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

OF SENSYTECH

      The following table sets forth information to Sensytech’s knowledge or as reported to Sensytech regarding the beneficial ownership of Sensytech’s common stock as of August 1, 2004 to (i) each person known to Sensytech to be the beneficial owner of more than 5% of Sensytech’s common stock, including exercisable options and warrants; (ii) each director; (iii) each corporate officer named in the Summary Compensation Table above; and (iv) all of Sensytech’s directors and executive officers as a group. Beneficial ownership is determined under the rules and regulations of the Securities and Exchange Commission (“SEC”).

	Number of		Percent of
Name	Shares(1)		Class(2)

Charles W. Bernard, Director	35,800		*

John Irvin, Director	29,121	(6)	*

S. R. Perrino, Director	569,596	(3)	8.8

Philip H. Power, Director	37,420		*

S. Kent Rockwell, Director & Executive Officer	750,394	(4)	10.9

John D. Sanders, Director	38,410	(5)	*

Lloyd A. Semple, Director	13,000		*

Donald F. Fultz, Executive Officer	52,902		*

Delano Esguerra, Executive Officer	4,000		*

James D. Ross, Executive Officer	54,918		*

All directors and executive officers as a group (10 persons)	1,585,561		22.7

*	Designates less than one percent.

(1)	The column sets forth shares of common stock, which are deemed to be “beneficially owned” by the persons named in the table under Rule 13d-3 of the SEC, including shares of common stock that may be acquired upon exercise of stock options that were exercisable as of August 1, 2004, or within the next 60 days as follows: Dr. Bernard, 10,000; Mr. Irvin, 10,000; Mr. Perrino, 10,000; Mr. Power, 13,000; Mr. Rockwell, 50,000; Dr. Sanders, 10,000; Mr. Semple, 3,000; Mr. Fultz 40,000; Mr. Ross, 40,000.

(2)	For purposes of calculating the percentage of common stock beneficially owned by any person or group, the shares issuable to such person or group upon exercise of stock options that were exercisable as of August 1, 2004, or within the next 60 days, are considered outstanding.

(3)	Includes 67,276 shares held in Sensytech’s 401(k) Profit Sharing Plan over which Mr. Perrino has sole voting and investment power.

(4)	Shares held by Rockwell Holdings, Inc. over which Mr. Rockwell has sole voting and investment power.

(5)	Includes 550 shares owned by Dr. Sanders’ spouse and 16,990 shares held in a profit sharing plan over which Dr. Sanders has sole voting and investment power.

(6)	Includes 1,000 shares owned by Mr. Irvin’s spouse over which Mr. Irvin has sole voting and investment power.

*	Less than 1%

DESCRIPTION OF SENSYTECH CAPITAL STOCK

General

      Sensytech’s authorized capital stock consists of 25,000,000 shares of common stock, $0.01 par value per share. As of July 12, 2004, there were 6,633,889 shares of its common stock outstanding. In addition, an aggregate of 543,766 shares of Sensytech’s common stock are reserved for issuance under its 2002 Stock Incentive Plan. As of July 12, 2004, there are 698,600 shares of common stock issuable under options outstanding under Sensytech’s employee stock option plans.

Common stock

      Stockholders are entitled to one vote for each share of Sensytech’s common stock held of record on all matters on which stockholders are permitted and entitled to vote. Sensytech’s common stock does not have cumulative voting rights in the election of directors. As a result, holders of a majority of its common stock voting for the election of directors can elect all the directors standing for election. Holders of Sensytech’s common stock are entitled to receive, when and if declared by the board of directors from time to time, such dividends and other distributions in cash, stock or property from its assets or funds legally available for such purposes. See “Dividend Policy.” The outstanding shares of Sensytech’s common stock are fully paid and nonassessable.

Nasdaq

      Sensytech’s common stock is quoted on The Nasdaq National Market under the symbol “STST.”

Corporate governance provisions of our certificate of incorporation and bylaws

      Advance notice. Sensytech’s bylaws require that advance written notice of all director nominations be given to its secretary not later than the close of business on the last day of October, for an annual meeting of stockholders, or for a special meeting of stockholders to elect directors by the close of business on the tenth day following the date on which notice of the meeting is first given to stockholders. Likewise, advance written notice of any other business matters proposed to be brought by a stockholder before an annual meeting of stockholders must be delivered to Sensytech’s secretary at the company’s principal executive office no later than the close of business on the last business day of October, with respect to an annual meeting, or no later than the tenth calendar day following the date on which notice of a special meeting is first given to stockholders. These provisions may make it more difficult for stockholders to nominate or elect directors or take action opposed by Sensytech’s board.

      Special meetings. Sensytech’s certificate of incorporation and bylaws provide that special meetings of the stockholders may be called by its secretary at the direction of:

•	a written request of a majority of the board of directors;

•	the chief executive officer; or

•	the affirmative vote of a majority of the board of directors.

      Indemnification of directors and officers. Sensytech’s certificate of incorporation and bylaws provide a right to indemnification to the fullest extent permitted by the Delaware General Corporation Law for expenses, attorney’s fees, damages, punitive damages, judgments, penalties, fines and amounts paid in settlement actually and reasonably incurred by any person whether or not the indemnified liability arises or arose from any threatened, pending or completed proceeding by or in Sensytech’s right by reason of the fact that he or she is or was a Sensytech director or officer or while a Sensytech director or officer, is or was serving at its request as a director, officer, partner, venturer, proprietor, trustee, employee, agent, or similar functionary of another foreign or domestic corporation, partnership, joint venture, sole proprietorship, trust, employee benefit plan or other enterprise. Sensytech’s certificate of incorporation and bylaws also provide for the advancement of expenses to an indemnified party. Additionally, Sensytech may indemnify its employees or agents to the fullest extent permitted by the Delaware General Corporation Law. Sensytech’s bylaws authorize it to take steps to ensure that all persons entitled to the indemnification are properly indemnified, including, if the board of directors so determines, by purchasing and maintaining insurance.

Certain provisions of Delaware law

      Sensytech is subject to Section 203 of the Delaware general corporation law, an anti-takeover law. In general, Section 203 prohibits a publicly held Delaware corporation from engaging in a “business combination” with an “interested stockholder” for a period of three years following the date the person became an interested stockholder, unless the “business combination” or the transaction in which the person became an interested stockholder is approved in a prescribed manner. Generally, a “business combination” includes a merger, asset or stock sale, or other transaction resulting in a financial benefit to the interested stockholder. Generally, an “interested stockholder” is a person who, together with affiliates and associates, owns or within three years prior to the determination of interested stockholder status, did own, 15% or more of a corporation’s voting stock. The existence of this provision may have an anti-takeover effect with respect to transactions not approved in advance by the board of directors, including discouraging attempts that might result in a premium over the market price for the shares of common stock held by stockholders.

Limitations on liability and indemnification of officers and directors

      Sensytech’s certificate of incorporation provides that none of the directors shall be personally liable to it or its stockholders for monetary damages for breach of fiduciary duty as a director, except liability for:

•	any breach of the director’s duty of loyalty to Sensytech or its stockholders;

•	acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;

•	the payment of unlawful dividends and certain other actions prohibited by the Delaware General Corporation Law; and

•	any transaction from which the director derived any improper personal benefits.

      The effect of this provision of Sensytech’s certificate of incorporation is to eliminate its rights and the rights of its stockholders to recover monetary damages against a director for breach of the fiduciary duty of care as a director, including breaches resulting from negligent or grossly negligent behavior, except in the situations described above. This provision does not limit or eliminate Sensytech’s rights or the rights of any stockholder to seek non-monetary relief, such as an injunction or rescission in the event of a breach of a director’s duty of care.

Registrar and transfer agent

      The registrar and transfer agent for Sensytech’s common stock is American Stock Transfer, Inc., 6201 15th Avenue, Brooklyn, New York 11219.

DESCRIPTION OF ARGON

Description of the business

      Argon provides advanced intelligence, surveillance, and reconnaissance (commonly known as “ISR”) systems to the U.S. Department of Defense and certain foreign governments. Argon supplies communications signals intercept and processing systems that are used to provide intelligence information to both military and national users. These systems are highly automated and support the simultaneous interception and processing of thousands of radio signals used to convey information between military and non-military users across a very broad range of frequency and signal types.

      Argon believes that the key difference between its products and those of its competitors is that Argon’s products are software-based and perform on commonly available receivers, computers, and workstations. Argon believes that this development method has enabled the company to provide systems with wide-ranging capabilities on shorter schedules, at lower cost, and with greater reliability. Argon currently provides signals intercept systems for use on ships and submarines, aircraft, military vehicles (manned and unmanned), as well as for human-portable and fixed-site requirements.

      Argon has used the concept of a commercial software product line to develop and maintain a common suite of continuously updated software configured on the appropriate mix of hardware to meet each customer’s unique needs. Argon feels that this approach to software development is highly efficient, manages change and upgrade effectively, provides sturdier software, and reduces developmental risk. Argon’s customers have been willing to share Argon’s developments across agencies and governments, leading to a wide market for the company’s products at lower than traditional cost.

      While initially developed to support communications signals intercept for intelligence purposes, Argon is currently transitioning its “software radio” approach to new uses. A software radio performs radio functions independent of the hardware on which the software operates. Argon’s software radio approach can also be used for the intercept and processing of higher frequency non-communications (radar) or to provide programmable radio communications. Argon is currently engaged in funded studies with customers that will lead to prototype implementations in these areas in the near future.

      Argon’s management processes and the efficiency of its product line software architecture have led to funded opportunities to assist the U.S. government in implementing similar strategies for its larger programs.

      Argon was incorporated in Virginia in 1997 with all operations now consolidated at 12701 Fair Lakes Circle, Fairfax, VA, 22033. The Argon web site is located at http://www.argoneng.com. Information contained on Argon’s website is not part of this proxy statement/prospectus.

Market requirement

      Governments have always desired accurate and timely information about the plans and activities of their adversaries. This ranges from the data needed to adopt and support national strategic initiatives as well as the short-range requirements of the unit commander to understand what is over the next hill. The intercept and analysis of communications signals has long played a valuable role in providing this information.

      For several decades the United States and its allies faced enemies with large stable bases of communications equipment used to connect their forces. The systems were unique, costly to replace and difficult to reconfigure, and therefore over time provided weaknesses exploitable by intercept and processing systems. These static enemy systems became important sources of information for the U.S. and its allies.

      Today’s adversaries are typically smaller in scale and have only modest or no installed bases of communications equipment. They have available an extremely diverse range of low cost, easy to use, but highly sophisticated communications equipment. The equipment utilizes most radio frequency ranges and includes commonly available maritime radios used for search and rescue, pagers, satellite telephones, cell phones, and commercial air-to-ground and air-to-air links.

      In modern intercept activities, the adversaries’ communications must be efficiently isolated from a vast array of legitimate communications signals and processed to provide the timely information necessary to facilitate government and military decisions.

      Argon’s software-based radio addresses these requirements through a highly programmable software base that can be quickly adapted to new threats. Argon invests government and internal research and development funds to keep abreast of emerging trends in communications in its efforts to adapt or add software components that appropriately process new signals to its product line.

Strategic approach

      At its inception, Argon recognized that there were many traditional suppliers of systems addressing communications intercept requirements. These typically large companies were providing systems to a wide range of military and government platforms and facilities, and in many cases had close and long standing relationships with their customers. Nearly all these companies were supplying traditionally-developed solutions using customized military hardware and complex, hand-coded software. Based on their prior experience in the industry, Argon personnel understood that these traditional intercept systems were extremely complex and costly to modify.

      In response to its analysis of the existing technology and marketplace, Argon focused on the following strategies:

•	Forecasting future communications technologies. Argon wanted to be sure that its technological approach was highly flexible and recognized the rapid rate of change in telecommunications standards.

•	Look-back capability. Argon understood that any new system would have to continue to address problems associated with existing legacy systems, but also could not be limited in its future flexibility.

•	COTS-based hardware solutions. Argon rejected the use of custom designed hardware, under the theory that its associated cost would be borne exclusively by the customer base and would significantly increase product development time.

•	Software based in high-level languages. Argon concentrated on using common, high-level software languages and commercial operating systems to provide access to strong development tools and processes and a broad range of trained engineers.

•	Cross-customer use of common software. Argon believed use of developed software and products by other customers would permit reductions in cost to all users. This cross-customer use was not common in the defense industry when Argon entered it.

•	Supply of systems to platforms. Argon recognized that its business stability was dependant upon being the vendor of choice for major military platforms either supplying directly to government or to first tier prime contractors. Argon continues this philosophy today, investing research and development funds to remain current in new standards, developing prototype capabilities to its product line, participating in industry symposia and staying attuned to the needs and experiences of Argon’s customers.

•	Extensive software reuse. Argon has experienced wide acceptance throughout its customer base (United States government agencies and approved foreign governments) of the concept of sharing sensitive software.

•	Full service solutions. Argon provides full service training, logistics, help desk, and support for installed systems. Software updates are provided for installed systems and will eventually be available through appropriate government communications links.

Products

      Argon’s product line has been in development and implementation since 1998 and progressed through multiple research and development stages to its current level of maturity. Started in 1998 as a concept study, the initial product implementations were developed and tested in engineering development form through 1999. Argon’s first pre-production items were built, tested and delivered in 2000, and Argon was awarded its first competitive contract in 2001.

      Individual system implementations vary in size and complexity, but typical systems consist of one to several racks of equipment and provide support for one to three operators. Several configurations of

Argon’s product have been delivered or are currently under contract to be delivered, including installations on submarines and navy surface ships, and different variations of airborne and land mobile systems.

      In addition to the procurement, integration, test and delivery of systems, Argon provides full-service support for its system world-wide.

Opportunities

      Several of Argon’s current program contracts cover multiple years with procurement options for additional systems. Argon’s surface ship system program has multiple option years remaining on its contract to enable the government to purchase additional inventory as required to meet its own needs and the needs of its international partners. Argon’s submarine system program is in its third year and additional systems will be required over future years to meet the government’s overall inventory objective.

      Argon has used its product line to propose systems for use in a multiple-system international surface ship program and for the delivery of a major subsystem in connection with ongoing competition for a U.S. army contract award. In both instances, Argon’s activities would support prime contractors.

      In addition to Argon’s work in support of its core product line business, it is working on developing several potential new markets for its technology and know-how, as described below:

•	Non-communications signals processing. Argon’s customers have expressed potential interest in the expansion of Argon’s system capabilities to intercept and process non-communications (radar) signals. Argon’s systems currently address portions of the same frequency range these signals use, and Argon believes it can modify its systems to provide these capabilities. Argon is currently investing company research and development funds to advance its opportunities in this area.

•	Software radios. The U.S. military uses a wide range of radios in support of communications. These radios contain a broad range of technical characteristics and different models and types of radios are seldom able to communicate with each other. The U.S. military is seeking a solution to these problems that would enable new radios to talk with one another and with older types and models. Argon is working with a first tier prime contractor on a competitive team in this area.

•	Software architectures. Argon believes its software product line approach to development is an inherently efficient mechanism for handling complex software and signal processing issues. Argon is currently working under contract with a U.S. government agency to apply its product line approach to a pending software upgrade.

•	New products. Argon has successfully pursued other systems business using its engineering skill base and engineering and business processes. Argon’s current programs include a multi-site counter-terrorism system, a man-pack high accuracy targeting system, studies and prototype information assurance and intelligent network technologies.

      Argon has only recently begun efforts in these markets, and there can be no assurance that Argon will be able to successfully enter or compete in these markets.

Business Organization

      For management and marketing purposes, Argon’s business is organized into three broad areas that execute current customer requirements as well as seek new business. Profit and loss is aggregated at the corporate level.

      Information Operations Systems serve a range of customer requirements providing systems into fixed, land mobile and foreign tactical environments. This area also provides specialized information operations technologies to customers.

      Surveillance Systems supply systems to meet air and submarine applications and certain unattended vehicle requirements.

      Reconnaissance Systems supply systems for surface ship applications and focus on the development of other technologies to broaden Argon’s product offerings.

Customers and Contracts

Customers

      All of Argon’s products are currently sold for the ultimate use of either the U.S. government or certain approved allied governments. As a result, Argon’s contracts are either directly with the U.S. government or a prime contractor whose contract is direct with a government. Argon’s present international contacts are all subcontracts with either domestic or foreign prime contractors.

      As shown below, Argon’s revenue is dominated by its work with the United States Navy:

	Percentage of Total Revenue

	Six Months	Six Months	Fiscal Year	Fiscal Year	Fiscal Year
	Ended	Ended	Ended	Ended	Ended
	March 28,	March 30,	September 30,	September 30,	September 30,
	2004	2003	2003	2002	2001

United States Navy	77%	64%	68%	75%	81%

Other	23%	36%	32%	25%	19%

      The division of Argon’s contracts between prime contracts and subcontracts is as follows:

	Percentage of Total Revenue

	Six Months	Six Months	Fiscal Year	Fiscal Year	Fiscal Year
	Ended	Ended	Ended	Ended	Ended
	March 28,	March 30,	September 30,	September 30,	September 30,
	2004	2003	2003	2002	2001

Prime Contracts	77%	61%	65%	65%	75%

Subcontracts	23%	39%	35%	35%	25%

Contracts

      Most of Argon’s business is conducted under contracts related to U.S. government security requirements. Argon’s contracts with U.S. government agencies can be categorized in several ways.

Sole source contracts. The U.S. government awards sole-source contracts when it determines that a single contractor has an expertise or technology that is superior to that of competing contractors. Potential suppliers compete informally for sole-source contracts through research and development investment and marketing efforts. This competition requires a contractor to identify the government’s requirements early and demonstrate a distinguishing expertise or technology promptly after the government has identified a requirement. Sole-source contracts are awarded without a formal competition.

Competitive bid contracts. Competitive-bid contracts are awarded based on objective proposal evaluation criteria established by the procuring agency. Interested contractors prepare a bid and proposal in response to the agency’s request. A bid and proposal is usually prepared in a short time period in response to a deadline, and requires the extensive involvement of numerous technical and administrative personnel. Competitive-bid contracts are awarded after a formal bid and proposal competition among suppliers.

      Argon’s revenues for the periods shown under contracts awarded on a sole-source and contracts awarded on a competitive basis were:

	Six Months	Six Months	Fiscal Year	Fiscal Year	Fiscal Year
	Ended	Ended	Ended	Ended	Ended
	March 28,	March 30,	September 30,	September 30,	September 30,
	2004	2003	2003	2002	2001

Sole Source Contracts	54%	55%	48%	62%	79%

Competitive Contracts	46%	45%	52%	38%	21%

Fixed price and cost reimbursement contracts. Sole-source and competitive-bid contracts can be either fixed-price contracts, where the contractor agrees to deliver equipment for a fixed price and assumes the risk of cost overruns, or cost-reimbursement contracts, where the contractor is reimbursed for its direct and indirect costs and paid a negotiated profit. Historically, Argon has achieved greater profit margins from its fixed-price contracts than from its cost-reimbursement contracts.

      Argon’s revenues for the periods shown by contract type were:

	Six Months	Six Months	Fiscal Year	Fiscal Year	Fiscal Year
	Ended	Ended	Ended	Ended	Ended
	March 28,	March 30,	September 30,	September 30,	September 30,
	2004	2003	2003	2002	2001

Cost Reimbursable Contracts	21%	62%	51%	50%	72%

Fixed Price Contracts	79%	38%	49%	50%	28%

      Argon believes that its mix of contract types for the remainder of fiscal year 2004 and fiscal year 2005 will be similar to the first six months of fiscal year 2004.

      Most of Argon’s fixed-price contracts are for the manufacture of multiple units of the company’s established product line, rather than the development of new products. Argon believes that the risk of cost overruns is significantly less under fixed-price manufacturing contracts, where the product has already been developed and a prototype has been produced, than under fixed-price development contracts.

      Argon is subject to price re-determination on certain fixed-price U.S. government contracts if it is determined that Argon did not price its products and services consistent with the requirements of the Federal Acquisition Regulations. During the first six months of fiscal year 2004 and fiscal years 2003, 2002, and 2001, Argon has had no claims sustained against it for noncompliance with pricing regulations.

      Almost all of Argon’s contracts contain termination clauses that permit contract termination upon Argon’s default or for the convenience of the other contracting party. In either case, terminations could adversely affect Argon’s operating results. Under contracts terminable at the convenience of the U.S. government, a contractor is generally entitled to receive payments for its allowable costs and, in general, the proportionate share of fees or earnings for the work done. Contracts that are terminable for default generally provide that the U.S. government only pays for the work it has accepted and may require the contractor to pay for the incremental cost of re-procurement and may hold the contractor liable for damages. Since Argon’s inception, Argon has had no contracts terminated for convenience or cause.

Backlog

      Argon’s backlog, which consists of anticipated revenue from uncompleted portions of existing contracts, was:

Six Months	Six Months	Fiscal Year	Fiscal Year	Fiscal Year
Ended	Ended	Ended	Ended	Ended
March 28,	March 30,	September 30,	September 30,	September 30,
2004	2004	2003	2002	2001

$186,706,000	$99,018,000	$157,070,000	$96,799,000	$76,380,000

      Argon defines backlog as the funded and unfunded amount provided in our contracts, less previously recognized revenue. Contract options are estimated separately and not included in backlog. Backlog does not include the value of contract where the customer has given permission to begin or continue working, but where a formal contract or contract extension has not yet been signed.

      Argon’s funded backlog does not include the full value of its contracts, because Congress often appropriates funds for a particular program or contract on a yearly or quarterly basis, even though the contract may call for performance that is expected to take a number of years. Of Argon’s $186,706,000 of backlog at March 28, 2004, $179,200,000 was funded at that date.

      From time to time, Argon will exclude from backlog portions of contract values of very long or complex contracts where Argon judges revenue could be jeopardized by a change in government policy. Because of possible future changes in delivery schedules and cancellations of orders, backlog at any particular date is not necessarily representative of actual sales to be expected for any succeeding period, and actual sales for the year may not meet or exceed the backlog represented. Argon may experience significant contract cancellations that were previously booked and included in backlog.

Marketing

      Argon’s principal marketing efforts are focused on direct contact with appropriate U.S. government and approved allied government agencies. Argon’s Washington, DC area location affords many opportunities to invite government personnel to Argon’s facility for classified demonstrations of variously configured systems. Argon has developed formal relationships with prime contractors in each of the allied nations to which the company is able to provide products and services and also makes direct contact with these foreign governments.

Research and development

      Argon conducts substantial research and development using both government and company funds. During its early years, Argon used mostly internal investments to broaden the capabilities of its product line, as customer-sponsored research was not sufficient to fund these activities. During this period, Argon made focused research and development investments in areas the company deemed critical to its product line development, and used these activities to gain competitive advantage in future programs.

      Argon’s current customers are now investing in new capabilities required to keep systems current with modern threats. As a result, Argon’s internal investments have shifted to examinations of future technologies and to products of interest to potentially new customers.

Competition

      Argon’s market is highly competitive and is served by companies of varying size and capability. Large prime contractors who develop general-purpose signals reconnaissance systems include Boeing, British Aerospace, General Dynamics, Harris Corporation, L-3 Communications, Lockheed Martin, Northrop Grumman, and Raytheon. Medium size firms in this market include Applied Signal Technologies, DRS, EDO, and Southwest Research Institute. Any of these firms is capable of committing large sums to duplicate Argon’s efforts and to erode its competitiveness. These competitors can also choose to subsidize their actual cost from other resources to achieve a more favorable market position and receive new contract awards.

      The competition for competitive-bid contracts differs from the competition for sole-source contracts. Companies competing for competitive-bid contracts prepare bids and proposals in response to either commercial or government requests and typically compete on price. Potential suppliers compete informally for sole-source contracts through research and development investment and marketing efforts. The principal factors of competition for sole-source contracts include investments in research and development, the ability to respond promptly to government needs, product price relative to performance, quality, and customer support. Argon believes that it competes effectively with respect to each of the factors upon which competitive and sole-source contracts are awarded.

Intellectual property

      Argon developed a substantial portion of its software under government funding for which the government retains rights. Therefore, the U.S. government generally has rights to most of the technology in Argon’s software product line. A portion of the software used in Argon’s systems is purchased by Argon and is generally provided without rights to the government. However, much of the software (and other data) was developed under the Small Business Innovation Research (SBIR) program which provides protection from use of the technology by other contractors. Recent changes in the law extend this protection beyond the normal 5-year limit and as a result provide several additional years of protection. This protection is unaffected by changes in the size and revenue of the company, and will not be adversely affected by the merger with Sensytech. Technology that Argon develops for the U.S. government outside of the SBIR program may be afforded other protections, but the government may permit other companies, including Argon’s competitors, limited use of this technology.

      Argon has filed two patent applications addressing certain key processes and architectures that are presently pending. Argon attempts to protect its trade secrets and other proprietary information through agreements with customers, employees, and consultants, and through other security measures. To the extent Argon wishes to assert patent rights, it cannot be sure that any claims of its patents will be sufficiently broad to protect its technology or that the company’s pending patent application will be approved. In addition, there can be no assurance that any patents issued to Argon will not be challenged invalidated, or circumvented, that any rights granted under these patents will provide Argon adequate protection; or that there will be sufficient resources to protect and enforce Argon’s rights. In addition, the laws of some foreign countries may not protect Argon’s proprietary rights to the same extent as do the laws of the United States. Although Argon does not believe that it is infringing upon the intellectual property rights of others, it is possible that such a claim will be asserted against Argon in the future. In the event any third party makes a claim against Argon for infringement of patents or other intellectual property rights of a third party, such claims, with or without merit, could be time-consuming and result in costly litigation. In addition, Argon could experience loss or cancellation of customer orders, product shipment delays, or could become subject to significant liabilities to third parties. If Argon’s products were found to infringe a third party’s proprietary rights, Argon could be required to enter into royalty or licensing agreements to continue selling its products. Royalty or licensing agreements, if required, may not be available under acceptable terms or at all, which could seriously harm Argon’s business. Argon’s involvement in any patent dispute or other intellectual property dispute or action to protect trade secrets and expertise could have a material adverse effect on its business.

Government regulation

      Many of Argon’s operations are subject to compliance with regulatory requirements of federal, state, and municipal authorities, including regulations concerning employment obligations and affirmative action, workplace safety, and protection of the environment. Most importantly, Argon must comply with detailed government procurement and contracting regulations and with U.S. government security regulations, certain of which carry substantial penalties for nonperformance or misrepresentation in the course of negotiations. Failure to comply with government procurement or contracting obligations or security obligations could result in penalties imposed against Argon or suspension from government contracting, which would prevent Argon from selling its products to the U.S. government, severely limiting its ability to operate its business and generate revenue, resulting in a material adverse effect on its financial condition and operating results.

      While compliance with applicable regulations has not adversely affected Argon’s operations in the past, Argon cannot be sure that it will continue to be in compliance in the future or that these regulations will not change, resulting in increased operational costs.

Employees

      As of March 28, 2004, Argon had 350 employees. Argon’s business requires that a large number of its technical employees obtain security clearances from the U.S. government, which limits the available pool of eligible candidates for such positions to those who can satisfy the prerequisites to obtaining these clearances. Approximately 80% of Argon’s staff has security clearances. Argon’s success is dependent on attracting, retaining, and motivating qualified key management and technical personnel, the loss of whom could adversely affect Argon’s business materially. This must be accomplished in the Washington, DC and Northern Virginia labor markets where there is substantial demand for cleared engineering and support staff.

Properties

      Argon conducts all of its operations at 12701 Fair Lakes Circle, Fairfax, VA 22033. This is a 10 story plus basement building in a mixed use office park that includes commercial, residential, and retail properties. Argon’s leased space encompasses 153,000 square feet of the 253,000 square feet available in the building. This space includes appropriately constructed office, laboratory and meeting areas suitable for Argon’s classified and unclassified government work. The lease extends until March 2009 and has two 5-year options.

      Argon’s business requires that it maintain a facility clearance, sponsored and approved by the U.S. government, at its offices. This approval could be suspended or revoked if Argon is found not to have complied with security regulations applicable to such facilities. Any revocation or suspension of such approval that materially delays delivery of Argon’s products to its customers would materially adversely impact Argon’s ability to produce and sell its products and operate its business. Although Argon has adopted policies directed at assuring compliance with relevant regulations, there can be no assurance that the approved status of Argon’s facilities will continue without interruption.

Legal proceedings

      While Argon has no pending legal actions that affect the company, it is subject to litigation, from time to time, in the ordinary course of business including, but not limited to, allegations of wrongful termination or discrimination or governmental agency investigations. Although the amount of any liability with respect to such litigation cannot currently be determined, Argon is not party to any pending legal proceeding, which, in the opinion of management, is material to Argon’s business or financial condition. As a government contractor, Argon may also be subject to investigations by the U.S. government for alleged violations of procurement or other federal laws. Under present government procurement regulations, if judged in violation of procurement or other federal civil laws, Argon could be suspended or barred from eligibility for awards of new government contracts.

ARGON MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

      The following discussion contains forward-looking statements that involve risks and uncertainties. Actual results could differ substantially from those anticipated in these forward-looking statements as a result of many factors, including those set forth in “Risk Factors — Industry and business risks related to Argon and its business” beginning on page 30.

Overview

General

      Argon provides advanced software intensive systems running on commercial off-the-shelf (COTS) hardware that are used in intelligence collection, surveillance, and reconnaissance activities, commonly referred to as “ISR.” The systems have been primarily for signal ISR activities and our primary customer is the United States government. Recently, Argon has begun to use the technology developed for these systems in other applications, such as software radios, high accuracy targeting, counter-terrorism, and wideband video transmission.

      Signal ISR systems consist of antennae, radio frequency distribution, tuners, analog-to-digital converters, computers, and computer workstations. These workstations typically contain complex real-time embedded software, signal processing and data base management software and graphical user interface software, as well as multiple commercial software applications.

Revenues

      Argon’s revenues are primarily generated from the sale of the design and development of ISR signal systems, as well as the production and support of such systems. As Argon has only recently begun delivery of systems in significant quantities, only a small percentage of revenue has resulted from systems support activities.

      Argon’s contracts can be divided into two major types: cost reimbursement contracts and fixed price contracts. Cost reimbursement contracts are primarily used for system design and development activities involving considerable risks to the contractor, including risks related to cost estimates on complex systems, performance risks associated with real time signal processing, embedded software, high performance hardware, and requirements that are not fully understood by the customer or the company, risks associated with the development of technology that has never been used, and interface risks with other systems that are in development or are obsolete without adequate documentation. Fees under these contracts are usually fixed at the time of negotiation; however, in some cases the fee is an incentive or award fee based on cost, schedule, and performance or a combination of those factors. Although the government customer assumes the cost risk on these contracts, the contractor is not allowed to exceed the cost ceiling on the contract without the approval of the customer.

      Firm fixed price contracts are typically used for the production of systems. Development activities similar to activities performed under previous contacts are also usually covered by fixed price contracts, due to the low risk involved. In these contracts, cost risks are borne entirely by the contractor. Some fixed price contracts include an award fee or an incentive fee as well as the negotiated profit. Most foreign customers, and some U.S. customers, use fixed price contracts for design and development work even when the work is considered high risk. Argon considers time and materials contracts, under which the customer purchases materials and man-hours at a fixed rate, to be fixed price contracts.

      The following table represents Argon’s revenue concentration by contract type for the periods indicated:

	Six Months	Six Months	Fiscal Year	Fiscal Year	Fiscal Year
	Ended	Ended	Ended	Ended	Ended
	March 28,	March 30,	September 30,	September 30,	September 30,
Contract Type	2004	2003	2003	2002	2001

Cost reimbursement contracts	21%	62%	51%	50%	72%

Fixed price contracts	79%	38%	49%	50%	28%

      In general, as Argon is awarded new development contracts, the percentage of cost type contracts temporarily increases until systems go into production under fixed price contracts.

      Based on the company’s backlog at the end of March 2004, Argon believes that the mix of revenue for the remainder of fiscal year 2004 and fiscal year 2005 will be similar to that of the first six months of fiscal year 2004. This contract concentration trend reflects the maturity of Argon’s product line development, as many of the company’s systems complete development under cost reimbursement contracts and begin to generate a larger amount of fixed price production revenue. The temporary increase in cost type contracts in the first six months of fiscal year 2003 was primarily caused by development work on a large airborne reconnaissance program where the government funded two companies to do a preliminary design and to submit a proposal for full-scale development based on that design. The design work was completed in May 2003 and the government has not yet awarded the next development phase of the program.

      All of Argon’s products are currently sold for the ultimate use of either the U.S. government agencies or certain approved allied governments. Although our work is concentrated in the Navy, we have contracts from multiple commands and organizations within the Navy. The table below identifies the revenue concentration from major customers:

	Six Months	Six Months	Fiscal Year	Fiscal Year	Fiscal Year
	Ended	Ended	Ended	Ended	Ended
	March 28,	March 30,	September 30,	September 30,	September 30,
Contract Type	2004	2003	2003	2002	2001

United States Navy	77%	64%	68%	75%	81%

Other	23%	36%	32%	25%	19%

      Argon is experiencing significant revenue growth in fiscal year 2004 as compared to fiscal year 2003 because of increased system production after completion of development cycles. Most of Argon’s recent growth has been achieved by capturing programs previously serviced by other companies. Argon has been able to displace these companies primarily on the basis of technological capability. Argon believes that the current state of world affairs and the U.S. government’s emphasis on protecting U.S. citizens will cause funding of these programs to continue.

Backlog

      Argon defines backlog as the funded and unfunded amount provided in our contracts less previously recognized revenue and excludes all unexercised options on contracts. Some contracts where work has been authorized carry a funding ceiling that does not allow Argon to continue work on the contract once the customer obligations have reached the funding ceiling. In such cases, the company is required to stop work until additional funding is added to the contract. Argon’s experience has been that this case is very rare and therefore it generally carries the entire amount that the customer intends to execute as backlog when it is confident that the customer has access to the required funding for the contract.

      In general, most of Argon’s backlog results in sales in subsequent fiscal years, as Argon maintains no or very minimal inventory and therefore the lead time on ordering and receiving material and increasing staff to execute programs has a lag time of several months from the receipt of order.

      Backlog at the end of March 2004 was approximately $188,706,000 representing a 91% increase over the backlog of approximately $99,018,000 at the end of March 2003 and a 20% increase over backlog at the end of fiscal year 2003. Backlog increased during fiscal year 2003 and the first six months of fiscal year 2004 primarily because of production options on existing contracts, new productions contracts, and new program wins. These contracts and exercised options are contracts that will require two years or more in order to complete the delivery of the systems required. Argon expects backlog at the end of fiscal year 2004 to be higher than at the end of March 2004.

      At the end of March 2004, Argon had approximately 18% of backlog representing work that is planned after March 2006 and through 2009. Additionally, Argon has fixed price options on contracts exercisable unilaterally by the government from fiscal year 2006 through fiscal year 2009 representing approximately $150 million in potential revenue.

Contract costs

      Contract costs consist of direct costs incurred on contracts such as labor, materials, travel, subcontracts and other direct costs and indirect costs associated with overhead expenses such as facilities, fringe benefits and other costs that are not directly related to the execution of a specific contract. Argon plans indirect costs on an annual basis and receives government approval to bill those costs as a percentage of Argon’s direct costs of labor and other direct costs along with direct costs as Argon executes its contracts. The government approves this planned indirect rate as provisional rates near the beginning of each fiscal year. Provisional rates have increased slightly at the beginning of each of the last two years as increased government regulation has caused Argon to incur additional expenses. Argon expects that additional increases may be required in fiscal year 2005 and fiscal year 2006. To the extent that Argon has multi-year fixed price contracts or fixed priced options on contracts, it has risk associated with increased costs of material, labor, and indirect cost in order to complete this work.

General and administrative expenses

      Argon’s general and administrative expenses include administrative salaries, costs related to proposal activities, internally funded research and development, and other administrative costs.

Net interest income/expense

      Net interest income is derived primarily from interest earned on cash reserves and is kept in short term bank accounts and is therefore subject to short-term interest rates but has little risk. Interest rates were lower in the first half of fiscal year 2004 and fiscal year 2003 than in fiscal year 2002, but Argon’s cash reserves increased due to operating income partially mitigating the effect of lower interest rates.

      Net interest income for the first six months of fiscal year 2004 was approximately $46,570 as compared to approximately $13,101 for the first six months of fiscal year 2003, and was approximately $30,804, $62,032 and $42,655 for fiscal years 2003, 2002 and 2001 respectively.

Income taxes

      Provision for income tax for the first six months of fiscal year 2004 was approximately $1,992,000 as compared to approximately $1,083,000 for the first six months of fiscal year 2003. Income tax was approximately $2,695,847, $2,021,072 and $1,139,115 for fiscal years 2003, 2002 and 2001 respectively. The effective tax rate for the six-month period ending March 28, 2004 was 36.9% compared to 36.1% for the six months ending March 30, 2003. The effective tax rates were 32.6%, 36.1%, and 36.0% for the fiscal years ending September 30, 2003, September 30, 2002, and September 30, 2001 respectively. Argon expects that the fiscal year ending September 30, 2004 effective tax rate will be higher than the 2003 effective tax rate because the 2003 effective tax rate was reduced by a tax credit resulting from research and development spending on both internal and external efforts.

Research and development

      Argon conducts internally funded research and development into complex signal processing, system and software architectures, and other technologies that are important to continued advancement of its systems and are of interest to its current and prospective customers. Internal research and development expenditures were $1,106,000 or 2.2% of revenues for the first six months of fiscal year 2004 as compared to $1,031,000, or 3.0% of revenues for the first six months of fiscal year 2003. In fiscal years 2003, 2002 and 2001 internal research and development expenditures were $2,187,000, $3,014,000 and $2,200,000, representing 2.8%, 4.8% and 5.3% of revenues, respectively. The variance from year to year in internal research and development is caused by the status of the company’s product cycles, the level of complimentary government funded research and development, and the level of development work for proposals where the research and development cost is captured as proposal costs.

      Internal research and development is a small portion of Argon’s overall research and development, as government funded research and development constitutes the majority of the company’s activities in this area. Most of Argon’s cost type contracts are research and development contracts, and historically less than 33% of Argon’s fixed price contract work has been of a research and development nature. Argon expects that internal research will not continue on a downward trend but will increase during the last part of fiscal year ending September 30, 2004 and will be over 4% of revenue in future years.

Critical accounting practices and estimates

General

      Argon’s discussion and analysis of its financial condition and results of operations are based upon its financial statements. These financial statements are prepared in accordance with accounting principles generally accepted in the Unites States, which require management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ significantly from those estimates. Argon believes that the estimates, assumptions, and judgments involved in the accounting practices described below have the greatest potential impact on Argon’s financial statements and, therefore, consider these to be critical accounting practices.

Revenue and cost recognition

      The majority of Argon’s contracts, which are with the U.S. government, are accounted for in accordance with the American Institute of Certified Public Accountants Statement of Opinion 81-1, Accounting for Performance of Construction-Type and Production-Type Contracts. These contracts are transacted using written contractual arrangements, most of which require Argon to design, develop, manufacture and/or modify complex products and systems, and perform related services according to specifications provided by the customer. Argon accounts for fixed-price contracts by using the percentage-of-completion method of accounting. Under this method, contract costs are charged to operations as incurred. A portion of the contract revenue, based on estimated profits and the degree of completion of the contract as measured by a comparison of the actual and estimated costs, is recognized as revenue each period. Argon accounts for cost-reimbursement contracts by charging contract costs to operations as incurred and recognizing contract revenues and profits by applying an estimated fee rate to actual costs on an individual contract basis. For those contracts in which all of the terms have not yet been finalized, revenue does not include an estimated fee rate on cost. Management reviews contract performance, costs incurred, and estimated completion costs regularly and adjusts revenues and profits on contracts in the period in which changes become determinable.

      Argon’s engineering services contracts are typically performed on a level-of-effort basis. Revenue is calculated in accordance with our policy regarding cost-reimbursement contracts; specifically, revenue is based on a fee percentage applied to the costs incurred on these contracts.

      Anticipated losses on cost-reimbursement and fixed-price contracts are also recorded in the period in which they become determinable. Unexpected increases in the cost to develop or manufacture a product, whether due to inaccurate estimates in the bidding process, unanticipated increases in material costs, inefficiencies, or other factors are borne by Argon on fixed-price contracts, and could have a material adverse effect on results of operations and financial condition. Unexpected cost increases in cost-reimbursement contracts may be borne by Argon for purposes of maintaining customer relationships. If the customer agrees to fund cost increases on cost type contracts, the additional work does not have any profit and therefore dilutes margin.

Award fee recognition

      Argon’s practice for recognizing interim fee on its cost-plus-award-fee contracts is based on management’s assessment as to the likelihood that the award fee or an incremental portion of the award fee will be earned on a contract-by-contract basis. Management’s assessments are based on numerous factors including: contract terms, nature of the work performed, Argon’s relationship and history with the customer, Argon’s history with similar types of projects, and Argon’s current and anticipated performance on the specific contract. No award fee is recognized until management determines that it is probable that an award fee or portion thereof will be earned. Actual fees awarded are typically within management’s estimates. However, changes could arise within an award fee period causing management to either lower or raise the award fee estimate in the period in which it occurs.

Indirect rate variance

      Argon records contract revenues and costs for interim reporting purposes based on annual targeted indirect rates. At year-end revenues and costs are adjusted for actual indirect rates. During the interim reporting periods, variances may accumulate between the actual indirect rates and the provisional indirect rates and are adjusted on the income statement to reflect projected year-end indirect rates. Provisional indirect rates are reviewed regularly, and Argon records reserves for any permanent variances in the period they become known. Argon believes that this is the preferred practice used within its industry.

      Argon’s accounting practice is based on management’s belief that such interim variances, if deemed recoverable, will be absorbed by expected contract activities during the remainder of the year. If contract activities do not reach planned levels, alternatives the company may utilize to absorb the variance include adjusting certain planned indirect spending during the year or modifying provisional indirect rates used to invoice its customers.

Accounts receivable

      Argon maintains reserves for uncollectible accounts receivable which may arise in the normal course of business. Historically, Argon has not had significant write-offs of uncollectible accounts receivable. However, Argon performs work on contracts and task orders, where on occasion issues may arise which would cause Argon not to fully collect accounts receivable under such contracts.

Income taxes

      Argon’s income tax expense at interim reporting periods is based on an estimated effective tax rate. This estimated tax rate is calculated based on the projected net income at the end of the fiscal year, and is reviewed at each reporting period. At the end of the fiscal year, income tax expense is adjusted for actual results. Argon’s effective tax rate can differ from the statutory rate. Historically, the variance from the statutory rate has been mainly due to benefits from research and development credits.

Operating results

Six months ended March 28, 2004 compared to six months ended March 30, 2003

Revenues:

      Revenues increased $15,898,000 to approximately $49,976,000 for the first six months of fiscal year 2004 compared with approximately $34,077,000 for the first six months of fiscal year 2003. This represents a 47% increase for the first six months of fiscal year 2004 compared to the first six months of fiscal year 2003, and was caused primarily by increased backlog at the end of fiscal year 2003. 2003 fiscal year-end backlog increased approximately 62% compared with 2002 fiscal year-end backlog. The increase in backlog in 2003 was a result of an increase in new orders from the U.S. government for ship and submarine systems and a foreign customer order for development of a land mobile system.

      New orders increased 127% for the first six months of fiscal year 2004 compared to the first six months of fiscal year 2003. This increase is a result of full rate production orders for ship systems. Argon expects new order growth in the last six months of 2004 to continue to be strong based on outstanding current proposals expected to be awarded in fiscal year 2004 that Argon believes it has a reasonable chance of winning.

Cost of revenues:

      Cost of revenues increased $12,542,000 or 44% to $41,029,000 for the first six months of fiscal year 2004 from $28,487,000 for the first six months of fiscal year 2003. This was primarily a result of an increase in direct labor of $1,048,000 and an increase in materials of $10,691,000 to support the increase in production activities for system delivery.

General and administrative expenses:

      General and administrative expenses increased $993,000, or 38% to $3,595,000 for the first six months of fiscal year 2004 from $2,602,000 for the first six months of fiscal year 2003. Approximately $597,000 of this increase is attributable to costs associated with a reserve established to account for contract costs that may not be recoverable on one of Argon’s contracts.

Interest income and interest expense:

      Interest income increased $30,000 or 150% to $50,000 for the first six months of fiscal year 2004 from $20,000 for the first six months of fiscal year 2003. This increase was a result of a larger average cash balance and slightly higher average interest rates during the six months ended March 28, 2004 compared to the six months ended March 30, 2003.

Income tax expense:

      Provision for income tax increased $909,000 or 84% to $1,992,000 for the first six months of fiscal year 2004 from $1,083,000 for the first six months of fiscal year 2003. The increase in taxes was largely a result of higher profit achieved from a larger proportion of fixed price contracts related to production of systems.

Net income:

      Net income increased $1,488,000 or 78% to $3,406,000 for the first six months of fiscal year 2004 from $1,918,000 for the first six months of fiscal year 2003. This increase in net income was a result of higher profit achieved from a larger proportion of fixed price contracts related to production of systems.

Fiscal year ended September 30, 2003 compared to fiscal year ended September 30, 2002

Revenues:

      Revenues increased $17,591,000 to approximately $79,349,000 for the fiscal year ended September 30, 2003 compared with approximately $61,758,000 for the fiscal year ended September 30, 2002. This represents a 28% increase for the fiscal year ended September 30, 2003 compared to the fiscal year ended September 30, 2002, and was caused primarily by increased backlog at the end of fiscal year 2002. Backlog at the end of the fiscal year 2002 increased approximately $20,400,000 over the backlog of year ending September 30, 2001. Approximately $12,000,000 of the increased revenue was the result of the development of a U.S. submarine system and the initial production revenue from a ship system. Over

$4,000,000 of increased revenue was a result of design work for a U.S. Army airborne reconnaissance system.

Costs of revenues:

      Cost of revenue increased $14,238,000 to approximately $65,271,000 for the fiscal year ended September 30, 2003 compared with approximately $51,033,000 for the fiscal year ended September 30, 2002. This represents a 28% increase for the fiscal year ended September 30, 2003 compared to the fiscal year ended September 30, 2002. The increase was primarily a result of an increase in direct labor of $2,580,000, an increase in direct material of $8,544,000, and an increase in subcontracted work of $918,000. The increase in direct labor also increases overhead expenses associated with the direct labor. The increased labor and material costs were a result of increased backlog and new orders in fiscal year ending September 30, 2003.

General and administrative expenses:

      General and administrative expenses increased $663,000 to approximately $5,844,000 for the fiscal year ended September 30, 2003 compared to approximately $5,181,000 for the fiscal year ended September 30, 2002. This represents a 13% increase for the fiscal year ended September 30, 2003 compared to the fiscal year ended September 30, 2002. This increase was primarily attributable to significant increases in bid and proposal costs associated with the pursuit of major new business opportunities.

Interest income and income expense:

      Interest income decreased $43,000 for the fiscal year ended September 30, 2003 to $35,000, from interest income of $78,000 for the fiscal year ended September 30, 2002. The decrease was primarily the result of significantly lower interest rates during the period. Interest expense was not significant in the fiscal years ending September 30, 2003 and 2002.

Income tax expense:

      Income tax expense increased $675,000 to approximately $2,696,000 for the fiscal year ended September 30, 2003 compared to approximately $2,021,000 for the fiscal year ended September 30, 2002. This represents a 33% increase in tax expense for the fiscal year ended September 30, 2003 compared to the fiscal year ended September 30, 2002.

Net income:

      Net income increased $1,984,000 to approximately $5,569,000 for the fiscal year ended September 30, 2003 compared with approximately $3,585,000 for the fiscal year ended September 30, 2002. This represents a 55% increase for the fiscal year ended September 30, 2003 compared to the fiscal year ended September 30, 2002. The increase in net income is a result of the increase in revenue, an increase in operating margin from production contracts, and a lower effective tax rate due to research and development tax credits. These tax credits may not be available in future years.

Fiscal year ended September 30, 2002 as compared to fiscal year ended September 30, 2001

Revenues:

      Revenues increased $20,363,000 to approximately $61,759,000 for the fiscal year ended September 30, 2002 compared with approximately $41,396,000 for the fiscal year ended September 30, 2001. This represents a 49% increase in revenue for the fiscal year ended September 30, 2002 compared to the fiscal year ended September 30, 2001. The increase in revenue for the fiscal year ending September 30, 2002 was primarily a result of two large programs to develop ship and land based systems for the

U.S. government. These programs resulted in additional revenue of over $16,000,000 in fiscal year 2002. In addition, $4,000,000 of increased revenue came from a submarine development program.

Costs of revenues:

      Cost of revenue increased $15,865,000 to approximately $51,034,000 for the fiscal year ended September 30, 2002 compared to approximately $35,169,000 for the fiscal year ended September 30, 2001. This represents a 45% increase for the fiscal year ended September 30, 2002 compared to the fiscal year ended September 30, 2001. Cost of direct labor increased $4,779,000 and direct material increased $5,502,000 in the fiscal year ending September 30, 2002 compared to the fiscal year ending September 30, 2001. The additional cost of revenue increase was a consequence of indirect costs associated with the direct labor increase.

General and administrative expenses:

      General and administrative expenses increased $2,080,000 to approximately $5,181,000 for the fiscal year ended September 30, 2002 compared to approximately $3,101,000 for the fiscal year ended September 30, 2001. This represents a 67% increase for the fiscal year ended September 30, 2002 compared to the fiscal year ended September 30, 2001 and was primarily attributable to a significant increase in internal research and development costs related to Argon’s core business and the growth of the company.

Income tax expense:

      Income tax expense increased $882,000 to approximately $2,021,000 for the fiscal year ended September 30, 2002 compared to approximately $1,139,000 for the fiscal year ended September 30, 2001. This represents a 77% increase for the fiscal year ended September 30, 2002 compared to the fiscal year ended September 30, 2001.

Net income:

      Net income increased $1,556,000 to approximately $3,585,000 for the fiscal year ended September 30, 2002 compared with approximately $2,029,000 for the fiscal year ended September 30, 2001. This represents a 77% increase for the fiscal year ended September 30, 2002 compared to the fiscal year ended September 30, 2001.

Analysis of liquidity and capital resources

      Argon’s primary source of liquidity is cash provided by operations and its line of credit. On March 28, 2004, Argon had cash of $10,439,318 compared to cash of $1,721,046 on March 30, 2003. This increase in cash of $8,718,272 was achieved through net income earned from March 30, 2003 to March 28, 2004 of $7,434,467, improvement in receivables, and deferred revenue, rent, and taxes. Argon paid a dividend to its stockholders of $2,461,745 in September 2003. Historically, Argon has been able to grow rapidly while maintaining a positive cash position and no debt. Over the last six years, Argon has maintained a revolving line of credit with a commercial bank that has increased several times and is now $5,000,000 with interest at prime plus one-half percent. Argon also has a letter of credit of $976,425 securing its obligations under its office lease agreement. Currently Argon has no balance outstanding on the line of credit and in the last six years the line of credit has been used only once for three days as a result of government payment into a wrong account. Based on current backlog, planned contract revenue, and planned capital expenditures, Argon does not anticipate the need for any cash other than cash generated from operations during the next twelve months. This planning does not assume any acquisitions that would require cash and does not reflect the merger with Sensytech.

      Net cash from operating activities was $7,365,899 in the first six months of fiscal year 2004 compared to $(2,857,765) in the first six months of fiscal year 2003 and was $3,926,291, $2,905,452, and $2,880,156 in fiscal years 2001, 2002, and 2003, respectively.

      Net cash from investing activities was $(742,513) in the first six months of fiscal year 2004, compared to $(589,665) in the first six months of fiscal year 2003, and was $(1,021,649), $(1,787,927), and $(1,371,112) in the fiscal years ending 2001, 2002, and 2003 respectively. The primary use of these funds was to acquire test equipment, computer resources, software, and other infrastructure to support the general operations of the company. It is expected that these costs will continue as Argon replaces older equipment and will increase in approximately the same proportion as Argon’s employee base increases.

      Net cash from financing activities was $(283,571) in the first six months of fiscal year 2004 as compared to $(62,608) in the first six months of fiscal year 2003, and was $(2,640,625), $(101,061), and $(195,296) in fiscal years 2003, 2002, and 2001, respectively. Although Argon received approximately $212,032 from the exercise of employee stock options since the beginning of fiscal year 2001, it has retired more than $351,924 of common stock during that same period, resulting in a cash use of $(139,892) in stock transactions. The large negative increase in fiscal year cash from financing is primarily the result of a cash dividend paid to stockholders during the last quarter of fiscal year 2003. This dividend was paid because Argon determined that the cash was not required to continue the growth of the company and was therefore returned to the stockholders. Argon paid $137,500 annually in fiscal years 2001, 2002, and 2003 as principal and interest on a note to LGA, Inc. as part of an agreement made in late 1998 to divest LGA. Argon had acquired LGA in September 1998. No future payments are required as a result of this agreement.

Commitments and contingencies

      Argon leases facilities under a non-cancelable lease agreement that expires in 2009. The lease contains escalation clauses and requirements for the payment of property taxes, insurance, and maintenance expenses. The aggregate minimum annual lease commitment under the long term lease are as follows:

Future
Year Ending September 30,	Minimum Payments

2004	$3,194,000

2005	3,964,000

2006	3,931,000

2007	3,931,000

2008	3,931,000

Thereafter	1,909,000

Total	$20,860,000

      Argon has no long-term debt obligations, capital lease obligations, other operating lease obligations, contractual purchase obligations, or other long-term liabilities other that those shown above. Argon also has no off-balance sheet arrangements of any kind.

Recent accounting pronouncements

      In January 2003, the FASB issued Interpretation No. 46, Consolidation of Variable Interest Entities. The Interpretation requires an investor with a majority of the variable interests in a variable interest entity to consolidate the entity and also requires majority and significant variable interest investors to provide certain disclosures. A variable interest entity is an entity in which the equity investors do not have a controlling interest or the equity investment at risk is insufficient to finance the entity’s activities without receiving additional subordinated financial support from the other parties. This pronouncement requires the consolidation of variable interest entities created after January 31, 2003. Consolidation provisions apply for periods ending after March 15, 2004 for variable interest entities, other than special purpose entities, created prior to February 1, 2003. Argon does not have any variable interest entities, including special purpose entities, that must be consolidated and therefore the adoption of the provision of FASB issued Interpretation No. 46 will not have an impact on Argon’s financial position or results of operations.

      In April 2003, the FASB issued SFAS No. 149, Amendment of Statement 133 on Derivative Instruments and Hedging Activities. SFAS 149 amends and clarifies financial accounting and reporting for derivative instruments, including certain derivative instruments embedded in other contracts and for hedging activities under SFAS 133, Accounting for Derivative Instruments and Hedging Activities. SFAS 149 is generally effective for contracts entered into or modified after June 30, 2003 and for hedging relationships designated after June 30, 2003. Argon currently does not have any derivative instruments under SFAS 133.

      In May 2003, the FASB issued SFAS No. 150, Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity. SFAS 150 establishes standards for how a company classifies and measures certain financial instruments with characteristics of both liabilities and equity. It requires that an issuer classify certain financial instruments as a liability (or an asset in some circumstances). SFAS 150 is effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003. The adoption of SFAS 150 did not have an impact on Argon’s financial position or results of operations.

Market risks

      In addition to the risks inherent in its operations, Argon is exposed to financial, market, political and economic risks. The following discussion provides additional detail regarding its exposure to credit, interest rates and foreign exchange rates.

Cash and cash equivalents:

      All unrestricted, highly liquid investments purchased with a remaining maturity of three months or less are considered to be cash equivalents. Argon maintains cash and cash equivalents with various financial institutions in excess of the amount insured by the Federal Deposit Insurance Corporation. It believes that any credit risk related to these cash and cash equivalents is minimal.

Interest rates:

      Argon’s line of credit financing provides available borrowing to it at a variable interest rate tied to the prime interest rate. There were no outstanding borrowings under this line of credit at March 28, 2004. Accordingly, Argon does not believe that any movement in interest rates would have a material impact on future earnings or cash flows.

Foreign currency:

      Argon has contracts to provide services to U.S. approved foreign countries. Argon’s foreign sales contracts require payment in U.S. dollars, and therefore the company is not affected by foreign currency fluctuations.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS

AND MANAGEMENT OF ARGON

      To the best knowledge of Argon, the following table sets forth the beneficial ownership of Argon’s Class A common stock and Class B common stock as of June 27, 2004, by: (i) each beneficial owner of more than 5% of such class of common stock ; (ii) each current director of Argon; (iii) Argon’s Chief Executive Officer and Argon’s other five most highly compensated executive officers during fiscal year 2003 with annual compensation over $100,000 for such fiscal year; and (iv) the directors and executive officers of Argon as a group. Except as otherwise indicated, each stockholder named below has sole investment and voting power with respect to shares beneficially owned by such stockholder. Unless otherwise indicated, the address of each named beneficial owner is c/o Argon Engineering Associates, Inc., 12701 Fair Lakes Circle, Suite 800, Fairfax, VA 22030.

Class A common stock

Name and Address	Number of Shares	Percent of Class(1)

Terry L. Collins, Chairman of the Board and President	162,000	30.6%

Victor F. Sellier, Vice President and Chief Financial Officer and Director	162,000	30.6%

Thomas E. Murdock, Vice President and Director	162,000	30.6%

Kerry M. Rowe, Vice President	—	*

W. Joseph Carlin, Vice President	14,400	2.7%

Robert S. Tamaru, Vice President	14,400	2.7%

All directors and officers as a group (6 persons)	514,800	96.9%

(1)	Based on 530,200 shares outstanding as of June 27, 2004.

*	Less than 1%

Class B common stock

Name and Address	Number of Shares		Percent of Class(1)

Terry L. Collins, Chairman of the Board and President	1,440,000		25.8%

Victor F. Sellier, Vice President and Chief Financial Officer and Director	1,440,000		25.8%

Thomas E. Murdock, Vice President and Director	1,440,000		25.8%

Kerry M. Rowe, Vice President	48,000	(2)	*%

W. Joseph Carlin, Vice President	257,200	(3)	4.6%

Robert S. Tamaru, Vice President	257,200	(4)	4.6%

All directors and officers as a group (6 persons)	4,882,400	(5)	86.9%

(1)	Based on 5,587,117 shares outstanding as of June 27, 2004.

(2)	Includes 12,000 shares issuable pursuant to stock options exercisable within 60 days of June 27, 2004.

(3)	Includes 6,800 shares issuable pursuant to stock options exercisable within 60 days of June 27, 2004.

(4)	Includes 11,600 shares issuable pursuant to stock options exercisable within 60 days of June 27, 2004.

(5)	Includes 30,400 shares issuable pursuant to stock options exercisable within 60 days of June 27, 2004.

*	Less than 1%

EXECUTIVE COMPENSATION OF CERTAIN MEMBERS OF ARGON MANAGEMENT

Named Executives

      The following table sets forth the Chief Executive Officer of Argon during its fiscal year ended September 30, 2003 and the five most highly compensated executive officer, other than the Chief Executive Officer, who served during fiscal 2003 (the “Named Executives”).

Name	Age	Position

Terry L. Collins, Ph.D.	59	Chairman and Chief Executive Officer

Victor F. Sellier	55	Vice President and Chief Financial Officer

Thomas E. Murdock	62	Vice President

Kerry M. Rowe	44	Vice President

W. Joseph Carlin	40	Vice President

Robert S. Tamaru	48	Vice President

      Biographical information on each of the Named Executives can be found in the section of this proxy statement/prospectus entitled “Directors and Management following the Merger.”

Executive compensation

      The following Summary Compensation Table sets forth the total compensation paid or accrued during the three fiscal years ended September 30, 2003 with respect to each of the Named Executives:

Summary Compensation Table

					Long-Term Compensation

					Awards		Payouts

					Restricted	Securities		All Other
				Other	Stock	Underlying	LTIP	Compen-
			Bonus	Annual	Award(s)	Options/	Payouts	sation
Name and Principal Position	Year	Salary ($)	($)	Comp. ($)	($)	SARs (#)	($)	($)(1)

Terry L. Collins, Ph.D.	2003	$258,400	$99,557	—	—	—	—	$24,029
	2002	$236,732	$64,656	—	—	—	—	$21,432
	2001	$173,700	$27,400	—	—	—	—	$21,432

Victor F. Sellier	2003	$258,400	$96,000	—	—	—	—	$23,549
	2002	$236,732	$64,656	—	—	—	—	$20,952
	2001	$173,700	$27,400	—	—	—	—	$20,952

Thomas E. Murdock	2003	$258,400	$96,000	—	—	—	—	$24,581
	2002	$236,732	$64,656	—	—	—	—	$21,432
	2001	$173,700	$27,400	—	—	—	—	$21,432

Kerry M. Rowe	2003	$238,568	$81,000	—	—	—	—	$23,115
	2002	$221,010	$55,000	—	—	96,000	—	$20,640
	2001	$176,725	$50,000	—	—	45,000	—	$14,816

W. Joseph Carlin	2003	$162,126	$56,000	—	—	—	—	$22,970
	2002	$153,742	$30,000	—	—	—	—	$20,616
	2001	$138,480	$18,000	—	—	10,000	—	$19,171

Robert S. Tamaru	2003	$160,048	$56,000	—	—	—	—	$23,114
	2002	$149,859	$30,000	—	—	—	—	$20,760
	2001	$138,480	$22,000	—	—	10,000	—	$19,460

(1)	See table below for information regarding All Other Compensation.

      The following table provides information regarding All Other Compensation not properly categorized as salary or bonus:

		401(K) Plan	401(K) Plan	Money
	Fiscal	Matching	Profit Sharing	Purchase Plan	Excess Group
Officer’s Name	Year	Contribution(1)	Contribution(2)	Contribution(3)	Term Life(4)	Total

Terry M. Collins, Ph.D.	2003	$12,000	$4,997	$6,000	$1,032	$24,029
	2002	$10,200	$5,100	$5,100	$1,032	$21,432
	2001	$10,200	$5,100	$5,100	$1,032	$21,432

Victor F. Sellier	2003	$12,000	$4,997	$6,000	$552	$23,549
	2002	$10,200	$5,100	$5,100	$552	$20,952
	2001	$10,200	$5,100	$5,100	$552	$20,952

Thomas E. Murdock	2003	$12,000	$4,997	$6,000	$1,584	$24,581
	2002	$10,200	$5,100	$5,100	$1,032	$21,432
	2001	$10,200	$5,100	$5,100	$1,032	$21,432

Kerry M. Rowe	2003	$11,878	$4,997	$6,000	$240	$23,115
	2002	$10,200	$5,100	$5,100	$240	$20,640
	2001	$9,696	$5,100	—	$20	$14,816

W. Joseph Carlin	2003	$11,757	$4,997	$6,000	$216	$22,970
	2002	$10,200	$5,100	$5,100	$216	$20,616
	2001	$10,017	$4,199	$4,739	$216	$19,171

Robert S. Tamaru	2003	$11,757	$4,997	$6,000	$360	$23,114
	2002	$10,200	$5,100	$5,100	$360	$20,760
	2001	$10,200	$4,170	$4,830	$260	$19,460

(1)	Represents Argon matching contribution under Argon 401(k) profit sharing plan. All Argon employees are eligible to participate in the plan upon satisfaction of eligibility criteria, and matching contributions are made by Argon based on participant contributions.

(2)	Represents Argon profit sharing contribution to 401(k) profit sharing plan. All Argon employees are eligible to participate in the plan upon satisfaction of eligibility criteria, and contributions are made by Argon to those participants who complete at least 501 hours of service during the plan year or are employed by Argon on the last day of the plan year, based on eligible compensation earned by the participant.

(3)	Represents Argon contribution to money purchase plan. All Argon employees are eligible to participate in the plan upon satisfaction of eligibility criteria, and contributions are made by Argon to all eligible participants based on a percentage of compensation earned while a participant in the plan.

(4)	Represents portion of premium paid on behalf of the Named Executive under Argon’s excess group term life insurance policy. All employees are eligible to participate in the plan and Argon pays all Argon premiums.

Stock option grants

      No options were granted to any of the Named Executives during the fiscal year ended September 30, 2003.

Aggregate option exercises in 2003

      The following table sets forth certain information concerning exercises of options by each of the Named Executives in fiscal year 2003 and unexercised options held by each of the Named Executives as of September 30, 2003. Messrs. Collins, Sellier and Murdock did not exercise any options during fiscal year 2003 and did not hold any options as of September 30, 2003.

Aggregated Option/ SAR Exercises in Last Fiscal Year

and FY-End Options/ SAR Values

			Number of Securities		Value of Unexercised
			Underlying Unexercised		In-the-Money
	# of Shares		Options/SARs at FY-End		Options/SARs at FY-End
	Acquired		(#)		($)(1)
	on	$ Value
Name	Exercise	Realized	Exercisable	Unexercisable	Exercisable	Unexercisable

W. Joseph Carlin	51,800	$425,278	2,000	15,600	$22,740	$177,372

Kerry M. Rowe	18,000	$147,780	0	150,000	$0	$1,705,500

Robert S. Tamaru	45,000	$369,450	8,800	15,600	$100,056	$177,372

(1)	Year-end values for unexercised in-the-money options represent the positive spread between the exercise price of such options and the fiscal year-end value of the common stock, which was $11.37 on September 30, 2003, based on an independent appraisal of the stock approved by Argon’s board of directors.

Long-term incentive plans/defined benefit or actuarial plan disclosure

      There were no awards made to Named Executives in the last completed fiscal year under any long-term incentive plan for performance to occur over a period longer than one fiscal year. Argon does not have any defined benefit or actuarial plans for Argon’s employees.

Employment contracts and termination of employment/change of control arrangements

      Argon does not have any employment contracts or any arrangements to pay amounts upon termination of employment or a change of control of Argon with any Named Executives.

Compensation of directors

      Argon does not provide any separate compensation to its directors for their service on its board of directors.

Compensation committee interlocks and insider participation

      Argon does not have a compensation committee. Compensation determinations with respect to executive officers of Argon are made annually by the board of directors based upon executive and company performance and compensation information from comparable businesses. Messrs. Collins, Sellier and Murdock were the members of the board of directors of Argon during its fiscal year ended September 30, 2003.

      During the fiscal year ended September 30, 2003, no executive officer of Argon served as a member of the compensation committee, other board committee performing equivalent functions or as a director of another entity, one of whose executive officers serves on the board of directors of Argon.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS OF

CERTAIN MEMBERS OF ARGON MANAGEMENT

      Terry Collins, Chairman and President of Argon, is a director and shareholder of James Monroe Bancorp, Inc., with which Argon has a revolving line of credit with maximum borrowing availability of $5 million. Mr. Collins beneficially owns approximately 4.0% of the common stock of James Monroe Bancorp.

COMPARISON OF STOCKHOLDER RIGHTS

      This section of this joint proxy statement/prospectus describes some differences between the rights of holders of Argon capital stock and Sensytech capital stock. While Sensytech believes that the description covers the material differences between the two, this summary may not contain all of the information that is important to you. You should carefully read this entire document and the other documents to which Sensytech refers you for a more complete understanding of the differences between being a stockholder of Argon and being a stockholder of Sensytech.

      After the merger, the stockholders of Argon will become stockholders of Sensytech. Because Sensytech is organized under the laws of Delaware, the Delaware General Corporation Law, or the DGCL, will govern the rights of Argon stockholders.

      The rights of Argon stockholders are also governed by Argon’s articles of incorporation and its bylaws. Upon completion of the merger, the rights of Argon stockholders who become Sensytech stockholders will be governed by the certificate of incorporation and bylaws of Sensytech. The following paragraphs summarize differences between the rights of Sensytech stockholders and Argon stockholders under the charter documents and bylaws of Sensytech and Argon, as well as material differences between Delaware and Virginia law that may affect the interests of Argon stockholders.

Provisions Applicable to Sensytech Stockholders

Provisions Currently Applicable to Argon Stockholders

Voting Rights

•	Delaware law provides that unless otherwise provided in the certificate of incorporation, each stockholder shall be entitled to one vote for each share of capital stock held by such stockholder.

•	Under Delaware law, the certificate of incorporation may provide that at all elections of directors, or at elections held under specified circumstances, stockholders are entitled to cumulate votes.

•	The DGCL provides that all elections of directors shall be by written ballot (which may be satisfied by a ballot submitted by electronic transmission if authorized by the board of directors) unless otherwise provided in the certificate of incorporation. The bylaws contain a similar requirement for elections of directors by written ballot, and the charter defers to the bylaws on this issue.

•	Virginia law provides substantially the same voting rights as Delaware in that each stockholder shall be entitled to one vote for each share of capital stock held by such stockholder.

•	Under the Argon articles of incorporation, holders of Class “B” Common Stock are not entitled to any voice in the management of the corporation, or any voting powers at any stockholder meeting. The sole management of the corporation shall be in the hands of holders of Class “A” Common Stock, and they alone shall be entitled to vote at any meeting of the stockholders of the corporation.

•	Under Virginia law, unless the articles of incorporation provide otherwise, in the election of directors each outstanding share, regardless of class, is entitled to one vote for as many persons as there are directors to be elected at that time and for whose election the stockholder has a right to vote.

•	Unless otherwise provided in the articles of incorporation, directors are elected by a plurality of the votes cast by the shares entitled to vote in the election at a meeting at which a quorum is present. Stockholders do not have a right to cumulate their votes for directors unless the articles of incorporation so provide, and certain statutory requirements are met.

Provisions Applicable to Sensytech Stockholders
Provisions Currently Applicable to Argon Stockholders

Stockholders’ Votes on Certain Transactions

•	Under Delaware law, an agreement of merger or consolidation shall be adopted, approved, certified, executed and acknowledged by each of the constituent corporations in accordance with the laws under which it is formed and, in the case of a Delaware corporation, the board of directors shall approve such agreement and recommend approval to the stockholders. If a majority of the stockholders approve the agreement, then the agreement is approved and the merger or consolidation, as the case may be, may continue in accordance with Delaware law.

•	Under Virginia law, unless a greater vote is required under the VSCA, a sale of all or substantially all of a corporation’s assets, a plan of merger or a plan of share exchange to be authorized shall be approved by each voting group entitled to vote on the plan by more than two-thirds of all the votes entitled to be cast by that voting group. The articles of incorporation may provide for a greater or lesser vote than that provided for herein or a vote by separate voting groups so long as the vote provided for is not less than a majority of all the votes cast on the plan by each voting group entitled to vote on the transaction at a meeting at which a quorum of the voting group exists.

Action by Written Consent

•	Under Delaware law, unless the certificate of incorporation provides otherwise, actions may be taken by the stockholders by written consent, provided that the written consent is signed by the holders of outstanding stock having not less than the minimum number of votes that would be necessary to authorize or take the action at a meeting at which all shares entitled to vote on the matter were present and voted.

•	Action required or permitted by the VSCA to be taken at a stockholders’ meeting may be taken without a meeting and without prior notice, if the action is taken by all the stockholders entitled to vote on the action, in which case no action by the board of directors shall be required.

•	Notwithstanding the foregoing, if so provided in the articles of incorporation of a corporation with less than 300 stockholders at the time such action is taken, action to be taken at a stockholders’ meeting may be taken without a meeting and without prior notice, if the action is taken by stockholders who would be entitled to vote at a meeting of holders of outstanding shares having voting power to cast not less than the minimum number of votes that would be necessary to authorize or take the action at a meeting at which all stockholders entitled to vote thereon were present and voted.

Dividends and Distributions

•	Under Delaware law, the corporation may declare and pay dividends, subject to limitations in its certificate of incorporation, either out of its surplus or if there is no surplus, out of its net profits for the fiscal year in which the dividend is declared and/or the preceding year.

•	Under Virginia law, a board of directors may authorize and the corporation may make distributions to its stockholders, subject to restriction by the articles of incorporation and where doing so would render the corporation insolvent.

Provisions Relating to Share Acquisitions and Certain Business Combinations

•	Under Delaware law, a corporation is prohibited from engaging in any business combination with an interested stockholder, except under limited circumstances for a period of three years following the time that such stockholder became an interested stockholder, unless:

1.	the board of directors has approved either the proposed business combination or the transaction resulting in interested stockholder status prior to the date that the stockholder became an interested stockholder,

2.	upon consummation of the transaction in which the stockholder became an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, or

3.	after the date that the stockholder became an interested stockholder, the interested stockholder obtains the approval of the board of directors and the approval at an annual or special meeting (and not by written consent) of two-thirds of the shares outstanding that are not held by the interested stockholder.

•	There are additional exemptions from application of the interested stockholder transactions including, among others, if the corporation’s original certificate of incorporation contains a provision expressly electing not to be governed by this provision.

•	Under Delaware law, an “interested stockholder” is a person who beneficially owns, directly or indirectly, 15% of the outstanding voting stock of a corporation or who is an affiliate or associate of the corporation and beneficially owned 15% of the voting stock within the last three years.

•	The VSCA contains provisions that prohibit a corporation from engaging in an “affiliated transaction” with an “interested stockholder” (i.e., a more-than-10%-stockholder, among others) for three years after the stockholder acquired its 10% interest unless (i) a majority of the “disinterested directors” approved the 10% acquisition in advance or (ii) the transaction is approved by a majority (but not less than two) of the disinterested directors and by the affirmative vote of the holders of two-thirds of the shares not owned by the interested stockholder. After three years, the transaction may proceed if: (i) it is approved by the holder of two-thirds of the disinterested shares; (ii) it is approved by a majority of disinterested directors; or (iii) it complies with certain formula price provisions.

•	The statute permits a corporation to elect not to be subject to these provisions by so providing in its articles of incorporation. In addition, these provisions generally do not apply to a corporation that does not have more than 300 stockholders of record.

Special Meetings of Stockholders

•	Delaware law provides that special meetings of stockholders may be called by the board of directors or by such person(s) authorized to do so by the certificate of incorporation or the bylaws. Additionally, the bylaws provide that a special meeting may be called by the Chief Executive Officer of the corporation.

•	Delaware law and the bylaws require that written notice of any meeting be given not less than 10 nor more than 60 days before the date of the meeting to each stockholder entitled to vote at such meeting.

•	Virginia law provides that special meetings of stockholders may be called by (1) the chairman of the board of directors, the president, the board of directors or the person or persons authorized to do so by the articles of incorporation or bylaws; or (2) in the case of corporations having 35 or fewer stockholders of record, if the holders of at least 20% of all votes entitled to be cast on any issue proposed to be considered at the special meeting sign, date, and deliver to the corporation’s secretary one or more written demands for the meeting describing the purpose or purposes for which it is to be held.

•	VSCA notice requirements are substantially similar to the DGCL. The bylaws provide that notice of a meeting to act on an amendment of the articles of incorporation, a plan of merger, consolidation or exchange, the dissolution of the corporation, or a proposed sale of all or substantially all of the corporation’s assets shall be given in a similar manner, though not less than 25 nor more than 60 days before the date of the meeting.

Appraisal and Dissenters’ Rights

•	Under Delaware law, the rights of dissenting stockholders to obtain the fair value for their shares (so-called “appraisal rights”) are available in connection with a statutory merger or consolidation. However, a stockholder does not have appraisal rights if:

1.	the shares of the corporation are listed on a national securities exchange or designated as a national market system security by the National Association of Securities Dealers, Inc.,

2.	held of by record by more than 2,000 holders, or

3.	the corporation will be the surviving corporation of a merger and the merger does not require the vote of the corporation’s stockholders.

•	Notwithstanding the foregoing, stockholders have appraisal rights if in the merger the stockholder will receive anything other than:

1.	shares of stock of the corporation surviving or resulting from such merger or consolidation, or depository receipts in respect thereof;

2.	shares of stock of any other corporation, or depository receipts in respect thereof, which shares of stock (or depository receipts in respect thereof) or depository receipts at the effective date of the merger or consolidation will be either listed on a national securities exchange or designated as a national market system security on an interdealer quotation system by the National Association of Securities Dealers, Inc. or held of record by more than 2,000 holders;

3.	cash in lieu of fractional shares or fractional depository receipts; or

4.	any combination of the shares of stock, depository receipts and cash in lieu of fractional shares or fractional depository receipts.

a.	A Delaware corporation’s certificate of incorporation may also provide that appraisal rights shall be available in the event of the sale of all or substantially all of a corporation’s assets or the adoption of an amendment to its certificate of incorporation.

•	See “The Merger — Dissenters’ rights” discussion above in this Registration Statement.

•	A stockholder is entitled to dissent from, and obtain payment of the fair value of his shares in the event of, any of the following corporate actions:

1.	Consummation of a plan of merger to which the corporation is a party (i) if stockholder approval is required for the merger or the articles of incorporation and the stockholder is entitled to vote on the merger or (ii) if the corporation is a subsidiary that is merged with its parent;

2.	Consummation of a plan of share exchange to which the corporation is a party as the corporation whose shares will be acquired, if the stockholder is entitled to vote on the plan;

3.	Consummation of a sale or exchange of all, or substantially all, of the property of the corporation if the stockholder was entitled to vote on the sale or exchange or if the sale or exchange was in furtherance of a dissolution on which the stockholder was entitled to vote, provided that such dissenter’s rights shall not apply in the case of (i) a sale or exchange pursuant to court order, or (ii) a sale for cash pursuant to a plan by which all or substantially all of the net proceeds of the sale will be distributed to the stockholders within one year after the date of sale;

4.	Any corporate action taken pursuant to a stockholder vote to the extent the articles of incorporation, bylaws, or a resolution of the board of directors provides that voting or nonvoting stockholders are entitled to dissent and obtain payment for their shares.

•	A stockholder does not have dissenters’ rights if certain specified conditions are met, similar to those set forth in the DGCL.

•	There are strict requirements for stockholders to follow in demanding payment pursuant to dissenters’ rights.

Preemptive Rights

•	Under Delaware law, statutory preemptive rights will not exist unless a corporation’s certificate of incorporation specifically provides for these rights.

•	Unless limited or denied in the articles of incorporation and subject to certain limitations, the stockholders of a corporation have a preemptive right, granted on uniform terms and conditions prescribed by the board of directors to provide a fair and reasonable opportunity to exercise the right, to acquire proportional amounts of the corporation’s unissued shares upon the decision of the board of directors to issue them.

•	The Argon articles of incorporation explicitly deny preemptive rights to Argon stockholders.

Number and Vacancy of Directors

•	Delaware law provides that the board of directors must consist of one or more directors, with the number specified in or fixed in accordance with the certificate of incorporation or bylaws.

•	Delaware law also provides that, unless the certificate of incorporation or bylaws provide otherwise, vacancies and newly created directorships may be filled by the affirmative vote of a majority of the directors then in office, even though less than a quorum.

•	VSCA provisions related to the number of directors are substantially similar to the DGCL.

•	Unless the articles of incorporation provide otherwise, if a vacancy occurs on the board of directors, including a vacancy resulting from an increase in the number of directors:

1.	The stockholders may fill the vacancy;

2. The board of directors may fill the vacancy; or

3.	If the directors remaining in office constitute fewer than a quorum of the board, they may fill the vacancy by the affirmative vote of a majority of the directors remaining in office.

Indemnification of Officers and Directors

•	Under Delaware law, a corporation may indemnify directors, officers, employees or agents:

1.	for actions taken in good faith and in a manner they reasonably believed to be in, or not opposed to, the best interests of the corporation; and

2.	with respect to any criminal proceeding where they had no reasonable cause to believe that their conduct was unlawful.

•	Delaware law provides that a corporation may advance to a director or officer expenses incurred in defending any action upon receipt of an undertaking by the director or officer to repay the amount advanced if it is ultimately determined that he or she is not entitled to indemnification.

•	In addition, Delaware law provides that a corporation may advance to former directors, officers, employees or agents expenses incurred in defending any action upon such terms and conditions as the corporation deems appropriate.

•	Under Virginia law, a corporation may indemnify an individual made a party to a proceeding because he is or was a director, officer, employee or agent of the corporation against liability incurred in the proceeding, except an indemnity against (i) his willful misconduct, or (ii) a knowing violation of the criminal law.

•	The VSCA provides a procedure by which a director may apply for an advance to reimburse him for reasonable expenses incurred before final disposition of a proceeding in which the director is a party.

•	Unless limited by its articles of incorporation, a corporation shall indemnify a director who entirely prevails in the defense of any proceeding to which he was a party because he is or was a director of the corporation against reasonable expenses incurred by him in connection with the proceeding.

•	Unless limited by a corporation’s articles of incorporation,

1.	An officer of the corporation is entitled to mandatory indemnification, and is entitled to apply for court-ordered indemnification, in each case to the same extent as a director; and

2.	The corporation may indemnify and advance expenses to an officer, employee, or agent of the corporation to the same extent as to a director.

Removal of Directors

•	Delaware law provides that stockholders holding a majority of shares entitled to vote may remove any director or the entire board of directors; provided, however, that in the case of a Delaware corporation with a classified board, unless otherwise provided in the certificate of incorporation, stockholders may only remove a director for cause.

•	In the case of a corporation having cumulative voting, if less than the entire board is to be removed, no director may be removed without cause if the votes cast against such director’s removal would be sufficient to elect such director if then cumulatively voted at an election of the entire board of directors, or, if there be classes of directors, at an election of the class of directors of which such director is a part.

•	The stockholders may remove one or more directors with or without cause, unless the articles of incorporation provide that directors may be removed only with cause.

•	If cumulative voting is authorized, a director may not be removed if the number of votes sufficient to elect him under cumulative voting is voted against his removal.

UNAUDITED PRO FORMA CONDENSED COMBINED

CONSOLIDATED FINANCIAL STATEMENTS

      The following unaudited pro forma condensed combined consolidated statements of income for the six months ended March 31, 2004 and the year ended September 30, 2003 and the unaudited pro forma condensed combined consolidated balance sheet at March 31, 2004 have been prepared based on the historical financial statements of Argon under the assumptions set forth in the accompanying footnotes, because for accounting purposes, the merger is treated as a reverse acquisition business combination.

      On June 7, 2004 Argon and Sensytech entered into a definitive agreement pursuant to which Argon will merge with Sensytech. Under the terms of the agreement, Argon stockholders will receive two shares of Sensytech common stock for each share of Argon common stock they own. Because Argon’s stockholders will receive approximately 66% of the shares of Sensytech after the merger, Argon’s designees to the combined company’s board of directors will represent a majority of the combined company’s board of directors, Argon’s senior management will represent a majority of the senior management of the combined company and Argon’s business will represent the largest portion of the combined company in terms of revenue and market capitalization, Argon is deemed to be the acquiring company for accounting purposes, and the merger will be accounted for as a reverse acquisition under the purchase method of accounting for business combinations in accordance with accounting principles generally accepted in the United States.

      Argon will allocate the purchase price to the fair value of tangible and intangible assets acquired and liabilities assumed from Sensytech at the effective time of the merger, with the excess purchase price being recorded as goodwill. The effect of this transaction is reflected in the Pro Forma Adjustments in the unaudited pro forma consolidated financial statements.

      The unaudited pro forma condensed combined consolidated statements of income for the six months ended March 31, 2004 and the year ended September 30, 2003 assume the merger transaction occurred on October 1, 2002. The unaudited pro forma condensed combined consolidated balance sheet at March 31, 2004 assumes the merger transaction occurred on that date. We believe the assumptions used provide a reasonable basis for presenting the significant effects directly attributable to the merger transaction. The unaudited pro forma condensed combined consolidated financial statements do not purport to represent what our results of operations would have been if such transaction had occurred on such dates. These unaudited pro forma condensed combined consolidated financial statements should be read in conjunction with the historical consolidated financial statements and notes thereto of Argon and Sensytech included in this joint proxy statement/prospectus.

      In accordance with Statement of Financial Accounting Standards No. 141 “Business Combinations” (SFAS 141), Sensytech’s tangible and intangible net assets will be adjusted to their fair values and the excess of the purchase price over the fair value of Sensytech’s net assets will be recorded as goodwill. The pro forma adjustments to tangible and intangible net assets including goodwill that are shown in these unaudited pro forma consolidated financial statements are based on various preliminary estimates by management and an independent third party valuation of certain intangible assets. A final determination of these fair values, which cannot be made prior to the completion of the merger, will include management’s consideration of certain valuation studies to be conducted based on the actual net tangible and intangible assets of Sensytech that exist as of the completion date of the merger.

UNAUDITED PRO FORMA CONDENSED COMBINED CONSOLIDATED BALANCE SHEET

	Historical

	March 28, 2004	March 31, 2004	Pro forma		Pro forma
	Argon	Sensytech	Adjustments		Combined

ASSETS
Current Assets

Cash and Cash Equivalents	$10,439,318	$10,066,000	$(1,650,000	)(3)	$10,050,318
			(8,000,000	)(2)
			(805,000	)(14)

Accounts Receivable, Net	17,658,509	25,786,000	—		43,444,509

Inventories	—	1,081,000	—		1,081,000

Income Taxes Receivable	—	813,000	—		813,000

Deferred Income Tax Asset	—	657,000	(243,448	)(10)	413,552

Other Current Assets	384,843	284,000	—		668,843

Total Current Assets	28,482,670	38,687,000	(12,370,448)		56,471,222

Property, Equipment and Software, Net	2,514,290	5,135,000	1,676,000	(4)	9,325,290

Deferred Income Taxes	—	196,000	(196,000	)(10)	—

Goodwill	—	—	111,244,000	(6)	111,244,000

Intangible Assets, Net	—	83,000	960,000	(5)	1,043,000

Other Assets	193,183	198,000	—		391,183

Total Assets	$31,190,143	$44,299,000	$102,052,552		$178,474,695

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current Liabilities

Accounts Payable and Accrued Expenses	$3,496,298	$3,028,000	—		$6,524,298

Accrued Salaries and Related Expenses	3,685,800	2,235,000	820,000	(12)	6,740,800

Deferred Revenue	8,750,268	540,000	—		9,290,268

Notes Payable — Current Portion	225,637	—	—		225,637

Income Taxes Payable	408,408	—	—		408,408

Deferred Rent	264,853	—	—		264,853

Deferred Income Tax Liability, Current	243,448	—	(243,448	)(10)	—

Total Current Liabilities	17,074,712	5,803,000	576,552		23,454,264

Deferred Income Tax Liability, Long Term	174,187	—	970,000	(9)	948,187
			(196,000	)(10)

Notes Payable, Net of Current Portion	169,227	—	—		169,227
Stockholders’ Equity

Common Stock	61,077	67,000	(67,000	)(1)	188,327
			127,250	(6)

Additional Paid In Capital	116,145	25,830,000	(25,830,000	)(1)	148,119,895
			148,003,750	(6)

Treasury Stock, at Cost		(534,000)	534,000	(1)	—

Retained Earnings	13,594,795	13,133,000	(12,328,000	)(1)	5,594,795
			(8,000,000	)(2)
			(805,000	)(14)

Total Stockholders’ Equity	13,772,017	38,496,000	101,635,000		153,903,017

	$31,190,143	$44,299,000	$102,052,552		$178,474,695

See accompanying notes to unaudited pro forma condensed combined consolidated financial statements.

UNAUDITED PRO FORMA CONDENSED COMBINED CONSOLIDATED

STATEMENT OF EARNINGS

Year Ended September 30, 2003

	Historical
			Pro forma		Pro forma
	Argon	Sensytech	Adjustments		Combined

CONTRACT REVENUE	$79,349,052	$53,183,000	$—		$132,532,052
DIRECT AND ALLOCABLE CONTRACT COSTS

Cost of Revenues	65,271,039	40,614,000	191,200	(7)	106,269,239
			193,000	(8)

General and Administrative Expenses	5,844,251	5,876,000	353,600	(8)	12,121,651
			47,800	(7)

	71,115,290	46,490,000	785,600		118,390,890

INCOME FROM OPERATIONS	8,233,762	6,693,000	(785,600)		14,141,162

OTHER INCOME (EXPENSE), Net	30,804	94,000	—		124,804

INCOME BEFORE PROVISION FOR INCOME TAXES	8,264,566	6,787,000	(785,600)		14,265,966

PROVISION FOR INCOME TAXES	2,695,847	2,735,000	(298,500	)(11)	5,132,347

NET INCOME	$5,568,719	$4,052,000	$(487,100)		$9,133,619

EARNINGS PER SHARE

Basic	$0.95	$0.66			$0.51

Diluted	$0.88	$0.65			$0.48

WEIGHTED-AVERAGE SHARES OUTSTANDING

Basic	5,884,894	6,104,000	5,884,894	(13)	17,873,788

Diluted	6,310,154	6,262,000	6,310,154	(13)	18,882,308

See accompanying notes to unaudited pro forma condensed combined consolidated financial statements.

UNAUDITED PRO FORMA CONDENSED COMBINED CONSOLIDATED

STATEMENT OF EARNINGS

	Historical Six Months Ended

	March 28, 2004	March 31, 2004	Pro forma		Pro forma
	Argon	Sensytech	Adjustments		Combined

CONTRACT REVENUE	$49,975,540	$26,684,000	$—		$76,659,540
DIRECT AND ALLOCABLE CONTRACT COSTS

Cost of Revenues	41,028,782	19,355,000	95,600	(7)	60,575,882
			96,500	(8)

General and Administrative Expenses	3,595,060	4,224,000	214,410	(8)	8,057,370
			23,900	(7)

	44,623,842	23,579,000	430,410		68,633,252

INCOME FROM OPERATIONS	5,351,698	3,105,000	(430,410)		8,026,288

OTHER INCOME (EXPENSE), Net	46,570	49,000	—		95,570

INCOME BEFORE PROVISION FOR INCOME TAXES	5,398,268	3,154,000	(430,410)		8,121,858

PROVISION FOR INCOME TAXES	1,992,000	1,250,000	(163,600	)(11)	3,078,400

NET INCOME	$3,406,268	$1,904,000	$(266,810)		$5,043,458

EARNINGS PER SHARE

Basic	$0.56	$0.29			$0.27

Diluted	$0.51	$0.28			$0.25

WEIGHTED-AVERAGE SHARES OUTSTANDING

Basic	6,120,162	6,516,999	6,120,162	(13)	18,757,323

Diluted	6,667,545	6,684,195	6,667,545	(13)	20,019,285

See accompanying notes to unaudited pro forma condensed combined consolidated financial statements.

Notes to Pro Forma Condensed Combined Consolidated Financial Statements

Note 1 —	Basis of Presentation

      The unaudited pro forma condensed combined consolidated financial statements present the pro forma financial position and results of operations of the combined company based upon historical financial information after giving effect to the transaction and adjustments described in these footnotes. Under purchase accounting, the merger of Argon and Sensytech is accounted for such that Argon is treated as the acquirer and Sensytech as the acquired company. These unaudited pro forma condensed combined consolidated financial statements are not necessarily indicative of the results of operations that would have been achieved had the transaction actually taken place at the dates indicated and do not purport to be indicative of the effects that may be expected to occur in the future. The unaudited pro forma condensed combined consolidated financial statements should be read in conjunction with the historical financial statements of Sensytech which are included in this joint proxy statement/ prospectus and the historical financial statements of Argon which are included in this joint proxy statement/ prospectus.

      The financial statements of Argon and Sensytech are prepared in accordance with accounting principles generally accepted in the United States of America.

Note 2 —	Pro Forma Transaction

      On June 7, 2004 Argon and Sensytech entered into a definitive agreement pursuant to which Argon will merge with and into a subsidiary of Sensytech. Thus, Argon will become a wholly-owned subsidiary of Sensytech. Under the terms of the agreement, Argon stockholders will receive two shares of Sensytech common stock for each share of Argon common stock they own. Because Argon’s stockholders will receive approximately 66% of the shares of Sensytech after the merger, Argon’s designees to the combined company’s board of directors will represent a majority of the combined company’s board of directors, Argon’s senior management will represent a majority of the senior management of the combined company and Argon’s business will represent the largest portion of the combined company in terms of revenue and market capitalization, Argon is deemed to be the acquiring company for accounting purposes, and the merger will be accounted for as a reverse acquisition under the purchase method of accounting for business combinations in accordance with accounting principles generally accepted in the United States.

      As of June 7, 2004, Sensytech had 6,631,989 outstanding shares of common stock. Based on the average market value of Sensytech common stock for the period of two business days before and after the announcement date ($20.72 per share), Sensytech’s purchase price is calculated as approximately $137,414,000. There are outstanding options to purchase a total of approximately 700,000 shares of Sensytech stock. The fair value of these shares was determined using the Black-Scholes option pricing model with the following assumptions:

Expected volatility	48%

Risk free interest rate	4.39%

Expected life of options (years)	7.97

Expected dividend yield	0.0%

Note 3 —	Pro Forma Adjustments

      (1) Adjustment to eliminate Sensytech’s historical stockholders’ equity, net of pro forma adjustment charged to retained earnings. See Note 14.

      (2) To reflect payment of dividends by Argon to its existing stockholders as contemplated by the merger agreement.

      (3) To record payment of costs incurred for the merger by Argon, including financial advisor fees, legal and accounting fees and printing costs.

      (4) To record property and equipment at fair market value. The adjustment is an estimate, and will be finalized with the assistance of an independent appraiser for the actual adjustment to the books and records following closing.

      (5) Values and amortization periods for intangible assets were determined based on an independent appraisal, as follows:

Intangible Asset	Estimated Fair Value	Amortization Period

Customer contracts	$361,000	15 Months — Expected Profit

Market base	406,000	10 Years — Straight Line

Technology	193,000	1 Year

	$960,000

      (6) Calculation of purchase price and goodwill:

Purchase price value of 100% of the 6,631,989 shares of Sensytech common stock outstanding at March 31, 2004, valued at $20.72 per share	$137,414,000

Fair Value of 700,000 Sensytech options at $15.31 per share	10,717,000

148,131,000

Plus:

Transaction costs incurred by Argon (Note 3)	1,650,000

Retention liability assumed by Argon (Note 12)	820,000

Deferred tax liabilities (Note 9)	970,000

Less:

Sensytech net assets at March 31, 2004	(37,691,000)

Amount allocated to property plant and equipment (Note 4)	(1,676,000)

Amount allocated to other intangible assets (Note 5)	(960,000)

Excess purchase price over the fair value of Sensytech’s net assets acquired (goodwill), which is non-deductible for tax purposes, based upon preliminary purchase price allocations	$111,244,000

This adjustment also reflects the deemed issuance by Argon of approximately 12,725,000 shares of common stock at the time of the merger.

      (7) To record additional depreciation of property and equipment, assuming average useful lives of 7 years. The expense was allocated 80% to cost of revenues and 20% to general and administrative expenses.

      (8) To record additional amortization of intangible assets, based on useful lives of Customer contracts — 15 months (expected profits), Market Base — 10 years and Technology — 1 year. Amortization of Customer Contracts and Market Base are reflected as general and administrative expense. Amortization of Technology is reflected as cost of revenue.

      (9) To record deferred tax assets and liabilities relating to adjustments to property and equipment and other intangible assets.

      (10) To reclassify accounts to present net short-term and net long-term deferred income tax assets/liabilities.

      (11) To record deferred tax provision at the statutory rate of 38%.

      (12) To record retention liability assumed by Argon resulting from the change of control of Sensytech.

      (13) To record adjustment of additional shares to be owned by Argon stockholders. Under the terms of the merger agreement, Argon stockholders will receive two shares of Sensytech common stock for each share of Argon common stock they own. In addition, Argon will grant an additional 150,000 non-statutory options prior to the closing of the merger. These options will be granted at fair market value and are anti-dilutive.

      (14) To record payment of merger costs incurred by Sensytech, including financial adviser fees, legal and accounting fees, which are recorded to retained earnings.

LEGAL MATTERS

      The validity of the shares of Sensytech common stock offered in connection with the merger will be passed upon by DKW Law Group LLC.

EXPERTS

      The financial statements of Sensytech as of September 30, 2003 and 2002 and for each of the three fiscal years ended September 30, 2003 included in this prospectus and elsewhere in this registration statement have been so included in reliance on the report of PricewaterhouseCoopers LLP, independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

      The financial statements of Argon included in this prospectus and elsewhere in this registration statement have been audited by Grant Thornton LLP, independent registered public accounting firm, as indicated in their report with respect thereto, and have been so included herein in reliance upon the authority of said firm as experts in accounting and auditing in giving said report.

WHERE YOU CAN FIND MORE INFORMATION

      Sensytech files reports, proxy statements and other information with the Securities and Exchange Commission. Sensytech’s internet address is www.sensytech.com. Sensytech makes available free of charge on or through its internet website its annual report on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, and amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Exchange Act as soon as reasonably practicable after such material was electronically filed with, or furnished to the SEC. The information contained on Sensytech’s website is expressly not incorporated by reference in this joint proxy statement/ prospectus. You may also read and copy any of the reports, proxy statements and other information Sensytech files with the Securities and Exchange Commission at the SEC’s public reference room at 450 Fifth Street, N.W., Washington, DC 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. The SEC also maintains an Internet web site that contains reports, proxy statements and other information regarding issuers, including Sensytech, which files electronically with the SEC. The address of that site is http://www.sec.gov. The information contained on the SEC’s website is expressly not incorporated by reference in this joint proxy statement/ prospectus. You can obtain any of the materials Sensytech files with the SEC from the SEC, through the SEC’s web site at the address described above, or from Sensytech, as applicable, by requesting them in writing or by telephone at the following addresses:

Sensytech, Inc.
8419 Terminal Road
Newington, Virginia 22122-1430
Attention: Donald F. Fultz
Telephone: (703) 550-7000

      These documents are available from Sensytech without charge, excluding any exhibits to them unless the exhibit is specifically listed as an exhibit to the registration statement of which this joint proxy statement/ prospectus forms a part.

      IN ORDER FOR YOU TO RECEIVE TIMELY DELIVERY OF THE DOCUMENTS BEFORE THE SENSYTECH SPECIAL MEETING OR THE ARGON SPECIAL MEETING, SENSYTECH SHOULD RECEIVE YOUR REQUEST NO LATER THAN        ●       , 2004.

      Sensytech has filed a registration statement under the Securities Act with the Securities and Exchange Commission with respect to Sensytech’s common stock to be issued to Argon stockholders in the merger. This proxy statement/ prospectus constitutes the prospectus of Sensytech filed as part of the registration statement. You may inspect and copy the registration statement at the address listed above.

      You should rely only on information contained in this joint proxy statement/ prospectus or any supplement we provide to you. Neither Sensytech nor Argon has authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. Sensytech is not making an offer to sell the Sensytech common stock in any jurisdiction where the offer or sale is not permitted.

      You should not assume that the information appearing in this joint proxy statement/ prospectus or any supplement is accurate as of any date other than the date on the front of the documents. Sensytech’s business, financial condition, results of operations and other information may have changed since that date.

STOCKHOLDER PROPOSALS FOR THE NEXT SENSYTECH ANNUAL MEETING

      Any stockholder who intends to present a proposal at Sensytech’s 2005 annual meeting of stockholders must send the proposal to the Secretary, Sensytech, Inc., 8419 Terminal Road, Newington, VA 22122-1430.

      If the stockholder intends to present the proposal at Sensytech’s 2005 Annual Meeting of Stockholders and have it included in Sensytech’s proxy materials for that meeting, the proposal:

•	must be received by Sensytech no later than September 5, 2004; and

•	must comply with the requirements of Rule 14a-8 under the Securities Exchange Act of 1934, as amended.

      Sensytech is not obligated to include any stockholder proposal in its proxy materials for the 2005 annual meeting if the proposal is received after the September 5, 2004 deadline.

      If a stockholder submits a proposal after the September 5, 2004 deadline but still wishes to present the proposal at the 2005 annual meeting, the proposal:

•	must be received by Sensytech no later than January 8, 2005;

•	must present a proper matter for stockholder action under the Delaware General Corporation Law;

•	must present a proper matter for consideration at such meeting under Sensytech’s certificate of incorporation and bylaws; and

•	must relate to subject matter which could not be excluded from a proxy statement under any rule promulgated by the Securities and Exchange Commission.

OTHER MATTERS

      As of the date of this joint proxy statement/ prospectus, neither the Sensytech board of directors nor the Argon board of directors knows of any matters that will be presented for consideration at either the Sensytech special meeting or the Argon special meeting other than as described in this joint proxy statement/ prospectus. If any other matters come before either of the meetings or any adjournments or postponements of the meetings and are voted upon, the enclosed proxies will confer discretionary authority on the individuals named as proxies to vote the shares represented by the proxies as to any other matters. The individuals named as proxies intend to vote in accordance with their best judgment as to any other matters.

ARGON ENGINEERING ASSOCIATES, INC.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors

Argon Engineering Associates, Inc.

      We have audited the accompanying balance sheets of Argon Engineering Associates, Inc. (the Company), as of September 30, 2003 and 2002, and the related statements of earnings, stockholders’ equity and cash flows for each of the three years in the period ended September 30, 2003. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

      We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

      In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of September 30, 2003 and 2002, and the results of its operations and its cash flows for each of the three years in the period ended September 30, 2003, in conformity with accounting principles generally accepted in the United States of America.

/s/ GRANT THORNTON LLP

Vienna, Virginia

July 1, 2004

ARGON ENGINEERING ASSOCIATES, INC.

BALANCE SHEETS

	As of September 30,		As of
			March 28,
	2003	2002	2004

			(Unaudited)

ASSETS
Current Assets

Cash and Cash Equivalents	$4,099,503	$5,231,084	$10,439,318

Accounts Receivable, Net	15,851,362	10,843,810	17,658,509

Income Taxes Receivable	704,477	—	—

Deferred Income Tax Asset	—	1,060,466	—

Prepaids and Other	512,027	691,584	384,843

Total Current Assets	21,167,369	17,826,944	28,482,670

Property, Equipment and Software, Net	2,459,624	2,180,561	2,514,290

Other Assets	109,208	82,341	193,183

Total Assets	$23,736,201	$20,089,846	$31,190,143

LIABILITIES AND STOCKHOLDERS’ EQUITY

Current Liabilities

Accounts Payable and Accrued Expenses	$3,644,809	$2,302,343	$3,496,298

Accrued Salaries and Related Expenses	4,856,434	3,982,662	3,685,800

Deferred Revenue	3,738,488	4,941,243	8,750,268

Notes Payable — Current Portion	34,375	137,500	225,637

Income Taxes Payable	—	642,677	408,408

Deferred Rent	34,651	104,831	264,853

Deferred Income Tax Liability, Current	243,448	—	243,448

Total Current Liabilities	12,552,205	12,111,256	17,074,712

Deferred Income Tax Liability, Long Term	174,187	—	174,187

Notes Payable, Net of Current Portion	—	34,375	169,227
Stockholders’ Equity

Common Stock, Class A Shares:

$.01 Par Value, 1,000,000 Shares Authorized, 532,800, 531,900 and 529,200 Shares Issued and Outstanding, Respectively	5,328	5,319	5,292

Common Stock, Class B Non-Voting Shares:

$.01 Par Value, 14,000,000 Shares Authorized, 5,620,181, 5,300,385 and 5,578,521 Shares Issued and Outstanding, Respectively	56,202	53,004	55,785

Additional Paid In Capital	147,822	85,631	116,145

Retained Earnings	10,800,457	7,800,261	13,594,795

Total Stockholders’ Equity	11,009,809	7,944,215	13,772,017

	$23,736,201	$20,089,846	$31,190,143

See Notes to Financial Statements

ARGON ENGINEERING ASSOCIATES, INC.

STATEMENTS OF EARNINGS

				Six Months Ended
	Years Ended September 30,
				March 28,	March 30,
	2003	2002	2001	2004	2003

				(Unaudited)

CONTRACT REVENUE	$79,349,052	$61,758,650	$41,395,967	$49,975,540	$34,077,253
DIRECT AND ALLOCABLE CONTRACT COSTS

Cost of Revenues	65,271,039	51,033,683	35,169,737	41,028,782	28,487,351

General and Administrative Expenses	5,844,251	5,181,339	3,100,506	3,595,060	2,602,483

	71,115,290	56,215,022	38,270,243	44,623,842	31,089,834

INCOME FROM OPERATIONS	8,233,762	5,543,628	3,125,724	5,351,698	2,987,419
OTHER INCOME (EXPENSE)

Interest Income	35,098	77,653	88,081	50,892	20,024

Interest Expense	(4,294)	(15,621)	(45,426)	(4,322)	(6,923)

	30,804	62,032	42,655	46,570	13,101

INCOME BEFORE PROVISION FOR INCOME TAXES	8,264,566	5,605,660	3,168,379	5,398,268	3,000,520

PROVISION FOR INCOME TAXES	2,695,847	2,021,072	1,139,115	1,992,000	1,083,000

NET INCOME	$5,568,719	$3,584,588	$2,029,264	$3,406,268	$1,917,520

EARNINGS PER SHARE

Basic	$0.95	$0.64	$0.41	$0.56	$0.33

Diluted	$0.88	$0.57	$0.32	$0.51	$0.29

WEIGHTED-AVERAGE SHARES OUTSTANDING

Basic	5,884,894	5,582,811	4,921,089	6,120,162	5,839,761

Diluted	6,310,154	6,278,775	6,290,303	6,667,545	6,582,731

See Notes to Financial Statements

ARGON ENGINEERING ASSOCIATES, INC.

STATEMENTS OF STOCKHOLDERS’ EQUITY

	Class A		Class B
					Additional		Total
	Number		Number of		Paid In	Retained	Stockholders’
	of Shares	Par Value	Shares	Par Value	Capital	Earnings	Equity

Balance, September 30, 2000	486,000	$4,860	4,327,866	$43,279	$—	$2,187,951	$2,236,090

Shares Issued Upon Exercise of Stock Options	45,000	450	621,468	6,215	51,502	—	58,167

Retirement of Shares	—	—	(960)	(10)	(323)	—	(333)

Net Income	—	—	—	—	—	2,029,264	2,029,264

Balance, September 30, 2001	531,000	5,310	4,948,374	49,484	51,179	4,217,215	4,323,188

Shares Issued Upon Exercise of Stock Options	900	9	352,971	3,530	34,633		38,172

Retirement of Shares	—	—	(960)	(10)	(181)	(1,542)	(1,733)

Net Income	—	—	—	—	—	3,584,588	3,584,588

Balance, September 30, 2002	531,900	5,319	5,300,385	53,004	85,631	7,800,261	7,944,215

Shares Issued Upon Exercise of Stock Options	900	9	332,496	3,325	73,773	—	77,107

Retirement of Shares	—	—	(12,700)	(127)	(11,582)	(106,778)	(118,487)

Dividend Declared	—	—	—	—	—	(2,461,745)	(2,461,745)

Net Income	—	—	—	—	—	5,568,719	5,568,719

Balance, September 30, 2003	532,800	5,328	5,620,181	56,202	147,822	10,800,457	11,009,809

Shares Issued Upon Exercise of Stock Options	—	—	14,780	147	38,448	—	38,595

Retirement of Shares	(3,600)	(36)	(56,440)	(564)	(70,125)	(611,930)	(682,655)

Net Income	—	—	—	—	—	3,406,268	3,406,268

Balance, March 28, 2004 (UNAUDITED)	529,200	$5,292	5,578,521	$55,785	$116,145	$13,594,795	$13,772,017

See Notes to Financial Statements

ARGON ENGINEERING ASSOCIATES, INC.

STATEMENTS OF CASH FLOWS

				Six Months Ended
	Years Ended September 30,
				March 28,	March 30,
	2003	2002	2001	2004	2003

				(Unaudited)
CASH FLOWS FROM OPERATING ACTIVITIES

Net Income	$5,568,719	$3,584,588	$2,029,264	$3,406,268	$1,917,520
Adjustments to Reconcile Net Income to Net Cash Provided by (Used In) Operating Activities

Depreciation and Amortization	1,065,182	828,483	401,892	603,872	485,715

Deferred Income Taxes	1,478,101	(503,735)	(646,665)	—	—

Change In:

Billed Accounts Receivable	(795,150)	(985,692)	(4,340,386)	442,778	(5,517,192)

Unbilled Accounts Receivable	(4,212,402)	(869,755)	(1,502,738)	(2,846,925)	51,921

Accounts Receivable Reserve	—	—	—	597,000	—

Income Taxes Receivable	(704,477)	—	90,078	704,477	(364,224)

Prepaids and Other	179,557	(591,722)	117,201	127,184	(569,190)

Accounts Payable and Accrued Expenses	1,342,466	(2,185,292)	2,726,031	(148,511)	277,783

Accrued Salaries and Related Expenses	873,772	1,756,494	1,256,765	(1,170,634)	(796,336)

Deferred Revenue	(1,202,755)	1,973,961	2,945,464	5,011,780	2,334,161

Income Taxes Payable	(642,677)	(206,709)	849,386	408,408	(642,677)

Deferred Rent	(70,180)	104,831	—	230,202	(35,246)

Net Cash Provided by (Used In) Operating Activities	2,880,156	2,905,452	3,926,292	7,365,899	(2,857,765)
CASH FLOWS FROM INVESTING ACTIVITIES

Acquisitions of Property, Equipment and Software	(1,344,245)	(1,779,410)	(1,083,765)	(658,538)	(562,828)

Deposits	(26,867)	(8,517)	62,116	(83,975)	(26,837)

Net Cash Provided By (Used in) Investing Activities	(1,371,112)	(1,787,927)	(1,021,649)	(742,513)	(589,665)
CASH FLOWS FROM FINANCING ACTIVITIES

Payment on Note Payable	(137,500)	(137,500)	(137,500)	(90,785)	—

Payment on Note Payable, Stockholder	—	—	(110,740)	—	(68,750)

Retirement of Common Stock	(118,487)	(1,733)	(333)	(231,381)	(6,568)

Refund of Exercised Stock Options	—	—	(4,890)	—	—

Proceeds from Exercise of Stock Options	77,107	38,172	58,167	38,595	12,710

Dividends Paid	(2,461,745)	—	—	—	—

Net Cash Provided by (Used in) Financing Activities	(2,640,625)	(101,061)	(195,296)	(283,571)	(62,608)

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	(1,131,581)	1,016,464	2,709,347	6,339,815	(3,510,038)

CASH AND CASH EQUIVALENTS, Beginning of Year	5,231,084	4,214,620	1,505,273	4,099,503	5,231,084

CASH AND CASH EQUIVALENTS, End of Year	$4,099,503	$5,231,084	$4,214,620	$10,439,318	$1,721,046

SUPPLEMENTAL DISCLOSURE

Income Taxes Paid	$(1,813,221)	$(2,731,516)	$(846,316)	$(850,000)	$(1,338,221)

Interest Expense Paid	$(7,227)	$(15,477)	$(45,426)	$(4,322)	$(6,923)

Note Payable Issued in Connection with Retirement of Common Stock	$—	$—	$—	$—	$451,274

See Notes to Financial Statements

Note 1 — Summary of Significant Accounting Policies

Nature of Business

      Argon Engineering Associates, Inc. designs and provides communications signal identification and processing systems. Argon’s products and services encompass sensor development, data collection and decision support. These products and services are designed for ground based, sub-surface, surface, land-mobile, and airborne applications. Argon’s primary customers are positioned in the defense, intelligence and homeland security markets both for the United States government and for certain foreign defense markets.

      Argon was incorporated in 1997. The company is headquartered in Fairfax, Virginia.

Interim Results

      The accompanying balance sheet as of March 28, 2004 and the statements of earnings and cash flows for the six months ended March 28, 2004 and March 30, 2003 and the statement of stockholders’ equity for the six months ended March 28, 2004 are unaudited. In the opinion of management, these statements have been prepared on the same basis as the audited financial statements and include all adjustments, consisting of only normal recurring adjustments, necessary for the fair statement of the results of the interim periods. The information disclosed in the notes to the financial statements for these periods is unaudited. The results of operations for such periods are not necessarily indicative of the results expected for the full fiscal year or for any future period.

      Argon maintains a September 30 fiscal year-end for annual financial reporting purposes. Argon presents its interim periods ending on the last Sunday of the month for each quarter consistent with labor and billing cycles. As a result, the fourth quarter of each year may contain more days than earlier quarters of the year. Management does not believe that this practice has a material effect on quarterly results.

      Argon records contract revenue and cost for interim reporting purposes based on annual provisional approved indirect rates. At year-end, the revenues and costs are adjusted for actual indirect rates. During the interim reporting periods, variances may accumulate between the actual indirect rates and the annual provisional approved rates. All timing-related indirect spending variances are included in unbilled receivables during these interim reporting periods. This accounting policy is based on management’s belief that such a variance will be absorbed by expected contract activities during the remainder of the year.

Revenue and Cost Recognition

      Contract revenue is accounted for in accordance with the American Institute of Certified Public Accountants Statement of Position 81-1, Accounting for Performance of Construction-Type and Production-Type Contracts. These contracts are transacted using written contractual arrangements, most of which require Argon to design, develop, manufacture and/or modify complex products, and perform related services according to specifications provided by the customer. Argon accounts for cost reimbursement contracts by charging contract costs to operations as incurred and recognizing contract revenues and profits by applying contractually agreed to fee rate to actual costs on an individual contract basis. Argon accounts for fixed-price contracts by using the percentage-of-completion method of accounting. Under this method, contract costs are charged to operations as incurred. A portion of the contract revenue, based on estimated profits and the degree of completion of the contract as measured by a comparison of the actual and estimated costs, is recognized as revenue each period. Unexpected increases in the cost to develop or manufacture a product under a fixed-price contract, whether due to inaccurate estimates in the bidding process, unanticipated increases in material costs, inefficiencies, or other factors are borne by Argon, and could have a material adverse effect on Argon’s results of operations.

      The following table represents the revenue concentration by contract type:

	Years Ended September 30,

	2003	2002	2001

Fixed-Price Contracts	46%	49%	27%

Cost-Reimbursement Contracts	51%	50%	72%

Time and Materials Contracts	3%	1%	1%

      Management reviews contract performance, costs incurred, and estimated completion costs regularly, and adjusts revenues and profits on contracts in the period in which changes become determinable. Anticipated losses on contracts are also recorded in the period in which they become determinable.

      Argon’s policy for recognizing interim fee on award fee contracts is based on management’s assessment as to the likelihood that the award fee or an incremental portion of the award fee will be earned on a contract-by-contract basis. Management’s assessments are based on numerous factors including: contract terms, nature of the work to be performed, the relationship and history with the customer, the history with similar types of projects, and the current and anticipated performance on the specific contract. No award fee is recognized until management determines that it is probable that an award fee or portion thereof will be earned.

      Revenues recognized in excess of billings are recorded as unbilled accounts receivable. Cash collections in excess of revenues recognized are recorded as deferred revenues until the revenue recognition criteria are met. Reimbursements, including those related to travel, other out of pocket expenses and any third party costs, are included in revenues, and an equivalent amount of reimburseable expenses are included in cost of revenues.

Cash and Cash Equivalents

      Cash and cash equivalents include cash and investments that are readily convertible into cash and have original maturities of three months or less.

Accounts Receivable

      Argon reviews its receivables regularly to determine if there are any potential uncollectible accounts. The majority of Argon’s receivables are from agencies of the United States government, where there is no credit risk. There were no material provisions for bad debts recorded during 2003, 2002 or 2001.

Property, Equipment and Software

      Property, equipment and software are stated at cost. Depreciation is provided over the estimated useful lives of the assets, which range from three to five years, using the straight-line method. Leasehold improvements are amortized over the respective lease terms, which range from one to six years, using the straight-line method.

Common Stock Splits

      Argon split its Class A and B common stock 3 to 1 on August 14, 2001 and 2 to 1 on August 23, 2002. All prior share and per share information presented in the accompanying financial statements have been retroactively restated to reflect the stock splits.

Stock-Based Compensation

      Argon accounts for stock-based employee compensation arrangements in accordance with provisions of Accounting Principles Board Opinion No. 25, “ACCOUNTING FOR STOCK ISSUED TO EMPLOYEES,” (APB No. 25) and complies with the disclosure provisions of Statement of Financial Accounting Standards No. 123, “ACCOUNTING FOR STOCK-BASED COMPENSATION,”

(SFAS No. 123) and Statement of Financial Accounting Standards No. 148, Accounting for Stock-Based Compensation, Transition and Disclosure.

      The following table illustrates the effect on net income if Argon had applied the fair value recognition provisions of Financial Accounting Standards Board (FASB) Statement No. 123, Accounting for Stock-based Compensation, to stock-based employee compensation.

	Years Ended September 30,			Six Months	Six Months
				Ended	Ended
	2003	2002	2001	March 28, 2004	March 30, 2003

				(Unaudited)

Net Income, as Reported	$5,568,719	$3,584,588	$2,029,264	$3,406,268	$1,917,520

Pro Forma Compensation Expense, Net	(135,150)	(38,443)	(8,069)	(112,154)	(69,234)

Pro Forma Net Income	$5,433,569	$3,546,145	$2,021,195	$3,294,114	$1,848,286

Income Taxes

      Argon accounts for deferred income taxes using the liability method, under which the expected future tax consequences of timing differences between the book and tax basis of assets and liabilities are recognized as deferred tax assets and liabilities.

Use of Estimates

      Management uses estimates and assumptions in preparing these financial statements in accordance with accounting principles generally accepted in the United States of America. These estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenues and expenses. Actual results could vary from the estimates that were used.

Recently Issued Accounting Pronouncements

      In January 2003, the FASB issued Interpretation No. 46, Consolidation of Variable Interest Entities. The Interpretation requires an investor with a majority of the variable interests in a variable interest entity to consolidate the entity and also requires majority and significant variable interest investors to provide certain disclosures. A variable interest entity is an entity in which the equity investors do not have a controlling interest or the equity investment at risk is insufficient to finance the entity’s activities without receiving additional subordinated financial support from the other parties. This pronouncement requires the consolidation of variable interest entities created after January 31, 2003. Consolidation provisions apply for periods ending after March 15, 2004 for variable interest entities, other than special purpose entities, created prior to February 1, 2003. Argon does not have any variable interest entities, including special purpose entities, that must be consolidated and therefore the adoption of the provision of FIN 46 will not have an impact on Argon’s financial position or results of operations.

      In April 2003, the FASB issued SFAS No. 149, Amendment of Statement 133 on Derivative Instruments and Hedging Activities. SFAS 149 amends and clarifies financial accounting and reporting for derivative instruments, including certain derivative instruments embedded in other contracts and for hedging activities under SFAS 133, Accounting for Derivative Instruments and Hedging Activities. SFAS 149 is generally effective for contracts entered into or modified after June 30, 2003 and for hedging relationships designated after June 30, 2003. Argon currently does not have any derivative instruments under SFAS 133.

      In May 2003, the FASB issued SFAS No. 150, Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity. SFAS 150 establishes standards for how a company classifies and measures certain financial instruments with characteristics of both liabilities and equity. It requires that an issuer classify certain financial instruments as a liability (or an asset in some circumstances). SFAS 150 is effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003. The adoption of SFAS 150 did not have an impact on Argon’s financial position or results of operations.

Note 2 — Customer Concentration and Credit Risk

Customer Concentrations

      The following table identifies the source of Argon’s revenues by major market:

	Years Ended September 30,

	2003	2002	2001

One Branch of U.S. Military	68%	75%	81%

Other U.S. Government Agencies	26%	19%	8%

Foreign	6%	6%	11%

      Revenues for the U.S. military can also be categorized as direct purchases and subcontracts, where Argon is a supplier to another contractor. The following table distinguishes revenue between these two categories:

	Years Ended September 30,

	2003	2002	2001

Direct Purchases	69%	71%	87%

Subcontracts	31%	29%	13%

Cash Balances

      At times during the year, Argon maintains cash balances at a commercial bank in excess of Federal Deposit Insurance Corporation (FDIC) limits. Management believes the risk in these situations to be minimal. Argon had cash on hand with a commercial bank in the amount of $6,479,889 as of September 30, 2003. The federally insured limit is $100,000.

      An officer and stockholder of Argon is a director and significant stockholder of the commercial bank.

Note 3 — Accounts Receivable

      Accounts receivable consists of the following as of:

	September 30,
			March 28,
	2003	2002	2004

			(Unaudited)

Amounts Billed and Billable	$8,810,283	$8,015,133	$8,367,503

Unbilled	6,102,429	2,240,447	9,040,388

Retainages	938,650	588,230	847,618

Reserves	—	—	(597,000)

	$15,851,362	$10,843,810	$17,658,509

      Unbilled amounts result from recognition of contract revenue in advance of contractual billing or progress billing terms.

      A substantial portion of payments to Argon under government contracts are provisional payments that are subject to potential adjustment upon audit by the U.S. Defense Contract Audit Agency (DCAA) or other appropriate agencies of the U.S. Government. Incurred cost audits have been completed by DCAA through September 30, 2001. Historically, such audits have not resulted in any significant disallowed costs. Management believes the effect of audit adjustments, if any, on periods not yet audited, will not have a material effect on Argon’s financial statements.

      Reserves are determined based on management’s best estimate of potentially uncollectible accounts receivable. Argon writes off accounts receivable when such amounts are determined to be uncollectible.

Note 4 — Property, Equipment and Software

      Property, equipment and software consists of the following as of:

	September 30,
			March 28,
	2003	2002	2004

			(Unaudited)

Computer and Test Equipment	$2,480,804	$1,682,375	$2,764,460

Leasehold Improvements	1,278,849	1,047,944	1,576,869

Computer Software	718,851	669,354	794,528

Furniture and Fixtures	444,298	427,537	445,483

	4,922,802	3,827,210	5,581,340

Less Accumulated Depreciation and Amortization	2,463,178	1,646,649	3,067,050

	$2,459,624	$2,180,561	$2,514,290

      Depreciation and amortization expense totaled $1,065,182, $828,483, $401,892, $603,872 (unaudited) and $485,715 (unaudited) for the years ended September 30, 2003, 2002, 2001 and for the six months ended March 28, 2004 and March 30, 2003, respectively.

Note 5 — Revolving Line of Credit

      Argon has a revolving line of credit in the amount of $5,000,000 with a commercial bank (See Note 2). There were no amounts outstanding at September 30, 2003 and 2002 or at March 28, 2004. Amounts outstanding under the line bear interest at prime plus one-half percent. The bank also requires quarterly and annual line fees. The line is due for renewal on July 31, 2004. There is a letter of credit in the amount of $712,632 outstanding at September 30, 2003 securing Argon’s obligations under its office lease agreement. The amount of the letter of credit was increased to $976,425 in April 2004.

      Borrowings on the line are collateralized by all assets of Argon. The financing and security agreement for the line contains covenants relating to certain financial ratios and minimum net worth requirements. For the year ended September 30, 2003, Argon did not meet a covenant relating to required ownership by certain key stockholders. The bank waived the requirement through July 31, 2004.

Note 6 — Note Payable

      Notes Payable consists of the following as of:

	September 30,
			March 28,
	2003	2002	2004

			(Unaudited)

Note payable calling for quarterly payments including interest at 6%, guaranteed by certain stockholders	$34,375	$171,875	$—

Note payable to former employee for purchase of stock, bearing interest at 4%, due in quarterly installments through November 2005	—	—	394,864

Less Current Portion	34,375	137,500	225,637

Notes Payable, Net of Current Portion	$—	$34,375	$169,227

Note 7 — Stock Option Plan

      Argon has a stock option plan providing for the distribution of qualified incentive stock options (ISOs), restricted stock awards, and non-qualified stock options to key employees. All stock of Argon, including any shares issued as a result of this plan, is subject to a Shareholders Buy-Sell Agreement.

      The plan provides that all employees may be granted the option to purchase shares at the price determined by the Board of Directors. Stock options granted to date were granted at fair market value as determined by the board of directors through July of 2001 and an annual independent appraisal since that date. The options are exercisable starting one year after grant and expire ten years after the date of the grant, subject to vesting provisions attached to the individual grant. An option may not be exercised following termination of employment except in special circumstances as defined in the plan.

      The following table summarizes Argon’s activity for all of its stock option awards granted under the plan:

	Number of	Range of	Weighted-Average
	Options	Exercise Prices	Exercise Price

Balance, September 30, 2000	1,595,030	$0.08 – $ 0.16	$0.11

Granted	311,100	$0.20 – $ 1.81	$1.38

Exercised	(664,224)	$0.08 – $ 0.20	$0.09

Canceled	(14,640)	$0.08 – $ 0.20	$0.16

Balance, September 30, 2001	1,227,266	$0.08 – $ 1.81	$0.44

Granted	—	$0.00 – $ 0.00	$0.00

Exercised	(354,618)	$0.08 – $ 1.81	$0.11

Canceled	(6,240)	$0.20 – $ 1.81	$0.82

Balance, September 30, 2002	866,408	$0.08 – $ 1.81	$0.57

Granted	235,750	$8.21 – $ 8.21	$8.21

Exercised	(333,391)	$0.08 – $ 1.81	$0.23

Canceled	(23,700)	$0.20 – $ 8.21	$3.04

Balance, September 30, 2003	745,067	$0.08 – $ 8.21	$3.06

Granted	197,200	$11.37 – $11.37	$11.37

Exercised	(14,780)	$0.08 – $ 8.21	$2.52

Canceled	(14,160)	$0.08 – $11.37	$6.52

Balance, March 28, 2004 (Unaudited)	913,327	$0.08 – $11.37	$4.81

      Options to purchase 221,457, 168,541, 66,848, and 407,061 (unaudited) shares of Argon’s common stock were exercisable as of September 30, 2003, 2002, 2001 and March 28, 2004, respectively, at weighted-average per share exercise prices of $.67, $.57, $.12 and $2.46 (unaudited), respectively.

      The following table summarizes additional information about stock options outstanding as of September 30, 2003:

	Options Outstanding			Options Exercisable

		Weighted-
		Average	Weighted-		Weighted-
		Remaining	Average		Average
	Number of	Contractual	Exercise	Number	Exercise
Range of Exercise Prices	Options	Life (Years)	Price	Exercisable	Price

$0.08 – $0.08	93,227	5.23	$0.08	93,227	$0.08
$0.20 – $0.20	186,070	6.79	$0.20	64,770	$0.20
$0.35 – $0.35	54,000	7.72	$0.35	—	—
$1.81 – $1.81	181,520	7.97	$1.81	61,280	$1.81
$8.21 – $8.21	230,250	9.11	$8.21	2,180	$8.21

	745,067	7.67	$3.06	221,457	$0.67

      Argon applies APB Opinion No. 25 and related interpretations in accounting for its plan. Accordingly, compensation cost has been recognized for its stock plans based on the intrinsic value of the stock option at date of grant (i.e., the difference between the exercise price and the fair value of the Company’s common stock). Had compensation cost for Argon’s stock-based compensation plans been determined based on the fair value at the grant dates for awards under the plans in 2003, 2002, 2001 and for the six months ended March 28, 2004 and March 30, 2003 and consistent with the method of SFAS No. 123, Argon’s net earnings and net earnings per share would have been reduced to the pro forma amounts indicated below.

				Six Months	Six Months
	Years Ended September 30,			Ended	Ended
				March 28,	March 30,
	2003	2002	2001	2004	2003

				(Unaudited)	(Unaudited)

Net Income, as Reported	$5,568,719	$3,584,588	$2,029,264	$3,406,268	$1,917,520

Pro Forma Compensation Expense, Net	(135,150)	$(38,443)	(8,069)	(112,154)	(69,234)

Pro Forma Net Income	$5,433,569	$3,546,145	$2,021,195	$3,294,114	$1,848,286

	Years Ended September 30,			Six Months	Six Months
				Ended	Ended
	2003	2002	2001	March 28, 2004	March 30, 2003

				(Unaudited)	(Unaudited)
Net Income Per Share — Basic

As Reported	$0.95	$0.64	$0.41	$0.56	$0.33

Pro Forma	$0.92	$0.64	$0.41	$0.54	$0.32
Net Income Per Share — Diluted

As Reported	$0.88	$0.57	$0.32	$0.51	$0.29

Pro Forma	$0.86	$0.56	$0.32	$0.49	$0.28

      The fair value of each option grant is established on the date of grant using the minimum value method, with the following assumptions used for grants in the years ended September 30, 2003 and 2001 and the six months ended March 31, 2004 (unaudited) and 2003 (unaudited), respectively: no dividends yield; risk-free interest rates of approximately 2.95 percent, 4.05 percent, 3.19 percent and 2.95 percent; and expected lives of 5 years. Argon assumed no dividend yield due to a lack of history of paying dividends and no assurance that dividends will be paid in the future.

      The weighted average fair value per share for stock option grants that were awarded in fiscal years 2003, 2001 and for the six months ended March 28, 2004 was $1.12, $.27 and $1.72 (unaudited), respectively. No grants were awarded in fiscal year 2002.

Note 8 — Rescission of Prior Year Stock Transactions

      During the year ended September 30, 2001, Argon rescinded and restructured certain common stock transactions that previously occurred to correct technical errors in the stock option plan. The effect of the rescission was recognized by restating the stockholders’ equity accounts as of September 30, 2000. All share and per share information in the financial statements was also restated to reflect the rescission.

      The effect of the rescinded transactions included reinstating notes payable to stockholders of $110,747, originally converted to Class B common stock. These notes were repaid to the stockholders during the year ended September 30, 2001. Argon also rescinded the exercise of certain Class A stock options and refunded $4,890 to stockholders during the year ended September 30, 2001. Other transactions included rescission of certain option grants and retroactive stock splits of both Class A and B common stock.

Note 9 — Retirement Plan

      Argon has a 401(k) profit sharing plan and a money purchase pension plan covering employees who have worked at least 1,000 hours and meet certain other eligibility requirements. Argon can voluntarily match employee 401(k) salary deferrals up to a maximum of six percent of eligible compensation, as well as make a discretionary profit sharing contribution. Profit sharing contributions to the 401(k) plan are determined annually by Argon. The 401(k) plan match, discretionary profit sharing, and money purchase pension plan contributions were $2,419,179, $2,047,901 and $1,208,807 for the years ended September 30, 2003, 2002, and 2001, respectively.

Note 10 — Income Taxes

      The provisions for income taxes consist of the following:

	Years Ended September 30,

	2003	2002	2001

Current

Federal	$950,734	$2,098,699	$1,493,272

State	267,012	426,108	292,508

Total Current	1,217,746	2,524,807	1,785,780
Deferred

Federal	1,256,386	(431,722)	(544,452)

State	221,715	(72,013)	(102,213)

Total Deferred	1,478,101	(503,735)	(646,665)

Income Tax Expense	$2,695,847	$2,021,072	$1,139,115

      The tax effect of temporary differences that give rise to the net deferred tax asset (liability) are as follows:

	As of September 30,

	2003	2002

Unbilled Receivables	$(2,018,562)	$(1,046,013)

Deferred Revenues	1,419,130	1,875,696

Property, Equipment and Software	(144,001)	(48,767)

Accrued Vacation	312,644	239,756

Deferred Rent	13,154	39,794

Net Deferred Tax Asset (Liability)	$(417,635)	$1,060,466

      A reconciliation between Argon’s statutory tax rate and the effective tax rate is as follows:

	Years Ended September 30,

	2003	2002	2001

Statutory Federal Rate	34.0%	34.0%	34.0%

State Income Taxes, Net of Federal Benefit	4.0%	4.0%	4.0%

Research and Development Tax Credit	-4.1%	-2.3%	-2.0%

Other	-1.3%	0.4%	0.0%

	32.6%	36.1%	36.0%

      Provisions for income taxes for the interim periods are calculated based on the expected effective tax rates for the related annual periods.

Note 11 — Operating Lease

      Argon leases office facilities and equipment under operating lease agreements. Rental payments on certain of the leases are subject to increases based on a three percent escalation factor and increases in the lessor’s operating expenses. Rent expense amounted to $2,262,037, $1,712,554 and $1,118,654 for the years ended September 30, 2003, 2002 and 2001, respectively. Rent expense includes deferred rent relating to escalation clauses. The 2002 rent expense is reported net of sublease income of $589,513.

      Following is a schedule of future minimum lease payments due under the lease agreements:

Future Minimum
Year Ending September 30,	Payments

2004	$3,194,000

2005	3,964,000

2006	3,931,000

2007	3,931,000

2008	3,931,000

Thereafter	1,909,000

Total	$20,860,000

Note 12 — Research and Development Expenses

      Research and development expenses amounted to $2,187,080, $3,014,875, $1,199,959, $1,105,626 (Unaudited) and $1,030,918 (Unaudited) for the years ended September 30, 2003, 2002, 2001 and for the six months ended March 28, 2004 and March 30, 2003, respectively.

Note 13 — Subsequent Event

      In June 2004, Argon entered into a definitive merger agreement with Sensytech, Inc., a publicly-held company traded on NASDAQ. The combined companies’ intention is to create a unique command, control, communications, computers, intelligence, surveillance and reconnaissance company with a strong research and development heritage, that delivers cutting-edge technologies to defense, intelligence and homeland security markets. After completion of the transaction, which is expected to close in September 2004, each stockholder of Argon will receive two shares of Sensytech common stock. Argon’s existing shareholders will own approximately 66% of the combined company on a fully-diluted basis. The transaction is subject to the approval of the stockholders of Argon and Sensytech, government regulatory reviews and other closing conditions described in the Merger Agreement.

INDEX TO SENSYTECH CONSOLIDATED FINANCIAL STATEMENTS

SENSYTECH, INC. AND SUBSIDIARIES

Index to Consolidated Financial Statements

Report of Independent Registered Public Accounting Firm	F-17

Consolidated Balance Sheets	F-18
As of September 30, 2003 and 2002

Consolidated Income Statements	F-19
For the years ended September 30, 2003, 2002 and 2001

Consolidated Statements of Stockholders’ Equity	F-20
For the years ended September 30, 2003, 2002 and 2001

Consolidated Statements of Cash Flows	F-21
For the years ended September 30, 2003, 2002 and 2001

Notes to Consolidated Financial Statements	F-22

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of
Sensytech, Inc. and Subsidiaries:

      In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income, stockholders’ equity and cash flows present fairly, in all material respects, the financial position of Sensytech, Inc. and its subsidiaries at September 30, 2003 and 2002, and the results of their operations and their cash flows for each of the three years in the period ended September 30, 2003 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of Sensytech’s management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

Pittsburgh, Pennsylvania
December 16, 2003, except for Note 15,
for which the date is July 15, 2004

SENSYTECH, INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

	September 30,

	2003	2002

ASSETS
CURRENT ASSETS

Cash and cash equivalents (Note 1)	$13,445,000	$700,000

Accounts receivable, net of allowance for doubtful accounts of $200,000 in 2003 and 2002	15,916,000	8,880,000

Unbilled contract costs, net (Note 3)	8,486,000	8,820,000

Inventories	1,690,000	3,168,000

Deferred income taxes (Note 11)	793,000	411,000

Other current assets	328,000	272,000

TOTAL CURRENT ASSETS	40,658,000	22,251,000

PROPERTY AND EQUIPMENT (Note 4)	3,350,000	2,608,000
OTHER ASSETS

Deferred income taxes (Note 11)	224,000	260,000

Intangibles, net (Note 2)	133,000	400,000

Other assets	73,000	333,000

TOTAL ASSETS	$44,438,000	$25,852,000

LIABILITIES AND STOCKHOLDERS’ EQUITY
CURRENT LIABILITIES

Line of credit (Note 5)	$—	$2,900,000

Accounts payable	3,780,000	2,916,000

Accrued salaries, benefits, and related expenses	2,628,000	2,093,000

Accrued severance pay	—	—

Other accrued expenses	862,000	438,000

Billings in excess of costs (Note 3)	1,172,000	2,342,000

Income taxes payable	63,000	497,000

TOTAL CURRENT LIABILITIES	8,505,000	11,186,000

Commitments and contingencies (Notes 2, 3 and 7)	—	—
STOCKHOLDERS’ EQUITY (Note 9)

Common Stock, $.01 par value; 25,000,000 shares authorized, 6,617,223 and 4,239,223 shares issued at September 30, 2003 and 2002	66,000	42,000

Additional paid-in capital	25,172,000	7,972,000

Treasury stock, at cost, 126,245 shares at September 30, 2003 and 125,245 shares at September 30, 2002 (Note 10)	(534,000)	(525,000)

Retained earnings	11,229,000	7,177,000

TOTAL STOCKHOLDERS’ EQUITY	35,933,000	14,666,000

TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	$44,438,000	$25,852,000

The accompanying notes are an integral part of these consolidated financial statements.

SENSYTECH, INC. AND SUBSIDIARIES

CONSOLIDATED INCOME STATEMENTS

	For the Year Ended
	September 30,

	2003	2002	2001

REVENUES

Contract revenues	$53,183,000	$32,290,000	$16,391,000

COSTS AND EXPENSES

Cost of revenues	40,614,000	24,855,000	11,744,000

General and administrative expenses	5,876,000	3,782,000	2,901,000

Total costs and expenses	46,490,000	28,637,000	14,645,000

INCOME FROM OPERATIONS	6,693,000	3,653,000	1,746,000
OTHER INCOME (EXPENSES)

Interest income	122,000	36,000	155,000

Interest expense	(50,000)	(40,000)	(14,000)

Other income	32,000	73,000	116,000

Other expenses	(10,000)	(13,000)	—

INCOME BEFORE INCOME TAXES	6,787,000	3,709,000	2,003,000

INCOME TAX PROVISION (Note 11)	(2,735,000)	(1,520,000)	(779,000)

NET INCOME	$4,052,000	$2,189,000	$1,224,000

PER SHARE AMOUNT (Note 1)

Basic earnings per share	$0.66	$0.54	$0.31

Diluted earnings per share	$0.65	$0.52	$0.30

The accompanying notes are an integral part of these consolidated financial statements.

SENSYTECH, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY

	Common Stock		Additional	Unearned			Total
			Paid-in	Stock-based	Treasury	Retained	Stockholders’
	Shares	Amount	Capital	Compensation	Stock	Earnings	Equity

BALANCE AT SEPTEMBER 30, 2000	4,021,347	$40,000	$7,290,000	$(55,000)	$(285,000)	$3,764,000	$10,754,000

Net income	—	—	—	—	—	1,224,000	1,224,000

Stock grant	10,000	—	36,000	—	—	—	36,000

Exercise of stock options	53,700	1,000	125,000	—	—	—	126,000

Tax benefit on stock option exercises	—	—	36,000	—	—	—	36,000

Amortization of stock-based compensation, net of forfeitures of $5,000	—	—	(5,000)	55,000	—	—	50,000

Purchase of treasury shares	—	—	—	—	(240,000)	—	(240,000)

BALANCE AT SEPTEMBER 30, 2001	4,085,047	41,000	7,482,000	—	(525,000)	4,988,000	11,986,000

Net income	—	—	—	—	—	2,189,000	2,189,000

Exercise of stock options and issuance of stock-based compensation (Notes 8 and 9)	154,176	1,000	315,000	—	—	—	316,000

Tax benefit on stock option exercises	—	—	175,000	—	—	—	175,000

BALANCE AT SEPTEMBER 30, 2002	4,239,223	42,000	7,972,000	—	(525,000)	7,177,000	14,666,000

Net income						4,052,000	4,052,000

Stock offering	2,300,000	23,000	16,444,000	—	—	—	16,467,000

Purchase of treasury shares	—	—	—	—	(9,000)	—	(9,000)

Employee stock-based compensation	—	—	220,000	—	—	—	220,000

Exercise of stock options and issuance of stock-based compensation (Notes 8 and 9)	78,000	1,000	290,000	—	—	—	291,000

Tax benefit on stock option exercises	—	—	246,000	—	—	—	246,000

BALANCE AT SEPTEMBER 30, 2003	6,617,223	$66,000	$25,172,000	$—	$(534,000)	$11,229,000	$35,933,000

The accompanying notes are an integral part of these consolidated financial statements.

SENSYTECH, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the Year Ended
	September 30,

	2003	2002	2001

Cash flows from operating activities:

Net income	$4,052,000	$2,189,000	$1,224,000

Adjustments to reconcile net income to net cash provided by (used in) operating activities:

Depreciation and amortization	1,403,000	947,000	488,000

Stock-based compensation expense	220,000	—	—

Inventory write down	1,074,000	—	—

Provision (credit) for doubtful accounts	—	—	(15,000)

Amortization of deferred compensation	—	—	50,000

Deferred taxes	(346,000)	94,000	240,000
Cash provided (used) by assets and liabilities, net of asset acquired

Accounts receivable	(7,036,000)	(5,175,000)	2,384,000

Unbilled contract costs	334,000	(5,103,000)	62,000

Inventories	404,000	(2,754,000)	(6,000)

Other assets	204,000	(109,000)	(60,000)

Refundable, prepaid income taxes and income taxes payable	(188,000)	1,064,000	737,000

Accounts payable	864,000	1,957,000	(438,000)

Other accrued expenses	959,000	1,346,000	(1,034,000)

Billing in excess of costs	(1,170,000)	2,197,000	(340,000)

Other	—	—	—

Net cash provided by (used in) operating activities	774,000	(3,347,000)	3,292,000

Cash flows from investing activities:

Net acquisition of property and equipment	(1,878,000)	(1,425,000)	(290,000)

Acquisition of FEL Corporation assets	—	(2,022,000)	—

Net cash used in investing activities	(1,878,000)	(3,447,000)	(290,000)

Cash flows from financing activities:

Stock issuance cost	(1,933,000)	(84,000)	—

Proceeds from line of credit	2,055,000	4,650,000	—

Repayments of line of credit	(4,955,000)	(1,750,000)	—

Principal payments on capital lease obligations	—	—	(38,000)

Proceeds from stock issuance	18,400,000	—	—

Proceeds of stock option exercises	291,000	316,000	126,000

Payments on purchase of Treasury Stock	(9,000)	—	(240,000)

Net cash provided by (used in) financing activities	13,849,000	3,132,000	(152,000)

Net increase (decrease) in cash and cash equivalents	12,745,000	(3,662,000)	2,850,000

Cash and cash equivalents, beginning of period	700,000	4,362,000	1,512,000

Cash and cash equivalents, end of period	$13,445,000	$700,000	$4,362,000

Supplemental disclosure of cash flow information:

Cash received for income taxes	$—	$—	$162,000

Cash paid for interest	$50,000	$37,000	$20,000

Cash paid for income taxes	$3,270,000	$362,000	$—

Non-cash investing activity and financing activities:

Tax benefit on stock option exercises included in prepaid taxes	$246,000	$175,000	$36,000

Stock issuance costs included in accounts payable	$—	$79,000	$—

FEL acquisition costs included in accounts payable	$—	$26,000	$—

The accompanying notes are an integral part of these consolidated financial statements.

SENSYTECH, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Note 1 —	Summary of Significant Accounting Policies

Business Activities:

      Sensytech, Inc. is a designer, developer and manufacturer of electronics and technology products for the defense and intelligence markets. Specifically, Sensytech specializes in integrated passive surveillance, communications and data links, electronic countermeasures and threat simulator systems, and airborne imaging and scanning systems. Sensytech’s customers include the U.S. Department of Defense, other U.S. federal government agencies, major domestic prime defense contractors (such as Lockheed Martin Corporation and L-3 Communications Corporation), foreign governments and agencies and foreign defense contractors. Many of Sensytech’s products are used in national defense programs for the U.S. federal government intelligence community and approved international customers.

Principles of Consolidation:

      The consolidated financial statements include the accounts of Sensytech, Inc. and its wholly owned subsidiaries, Daedalus Enterprises Export Corporation, ST Production Systems, Inc. and Sensytech Financial Services, Inc. All intercompany transactions and balances have been eliminated in consolidation.

Reclassifications:

      Certain reclassifications were made to conform the prior years’ financial statements to the presentation adopted in the 2003 consolidated financial statements.

Cash and Cash Equivalents:

      Sensytech considers all unrestricted highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

Inventories:

      Inventories are stated at the lower of cost or market, determined on the first-in, first-out basis. Inventories consist of component parts work in process, raw materials and finished component parts. Inventories consist of the following at September 30:

	2003	2002

Raw materials	$515,000	$721,000

Component parts, work in process	1,141,000	2,272,000

Finished component parts	34,000	175,000

	$1,690,000	$3,168,000

Property and Equipment:

      Property and equipment are recorded at cost and are depreciated over estimated useful lives ranging from three to eight years using straight-line and double-declining balance methods. Leasehold improvements are amortized over the life of the improvement or length of lease term, whichever is shorter, using the straight-line method. Amortization of leasehold improvements and capital lease obligations are included in depreciation expense. The cost and accumulated depreciation or amortization of assets sold or retired are removed from the respective accounts and any gain or loss is reflected in other income (expenses).

      Sensytech reviews the carrying value of property, plant and equipment for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the

SENSYTECH, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements — (Continued)

estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of assets.

Revenue Recognition:

      The estimated revenue for performance under Government fixed-price and cost-type contracts, including customer-funded research and development, is recognized under the percentage of completion method of accounting where the estimated revenue is determined on the basis of completion to date (the total contract amount multiplied by percent of performance to date less revenue recognized in previous periods). Each quarter, management prepares, by cost elements, the estimated cost to complete for all major contracts. Percentage of completion is computed based on costs incurred to date divided by total estimated costs, which includes updated estimated cost to complete (i.e., cost to cost method). Revenues under cost-reimbursement contracts are recorded as costs are incurred and include estimated earned fees in the proportion that costs incurred to date bear to total estimated costs. The fees under certain Government contracts may be increased or decreased in accordance with cost or performance incentive provisions which measure actual performance against established targets or other criteria. Such incentive fee awards or penalties, which historically are not material, are included in revenue at the time the amounts can be reasonably determined. Anticipated losses are recognized at the time they become known and considered probable. It is reasonably possible that future operating results may be affected if actual contract costs incurred differ from total contract costs currently estimated by management. Revenue under time and material contracts is based on hours incurred multiplied by approved loaded labor rates plus other costs incurred and allocated.

Research and Development:

      Internally funded research and development costs are included in general and administrative expenses in the consolidated income statements. The amount of internally funded research and development costs expensed during 2003, 2002, and 2001 was $1,019,000, $794,000 and $892,000, respectively.

Intangibles:

      Intangible assets consist of the value of contracts acquired in connection with the acquisition of FEL (see Note 2). Intangibles are amortized on the straight-line method over the life of the underlying agreements or the estimated useful lives, currently 18 to 36 months. Accumulated amortization was approximately $467,000 at September 30, 2003.

Insurance:

      Sensytech is self insured for its medical and dental coverage and carries individual and aggregate stop loss insurance. A provision for outstanding medical claims is provided for reported claims, claims incurred but not reported and claims settlement expense at each balance sheet date. Such losses are based on management’s estimate of the ultimate cost of settlement of claims. Accrued liabilities are not discounted since the contracts are of short duration. Actual liabilities may differ from estimated amounts. Any changes in estimated losses and settlements are reflected in current earnings.

Income Taxes:

      Deferred tax assets and liabilities have been established for the temporary differences between financial statement and tax bases of assets and liabilities existing at the balance sheet date using expected tax rates. A valuation allowance is recorded to reduce deferred income taxes to that portion that is expected to more likely than not be realized.

SENSYTECH, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements — (Continued)

Use of Estimates:

      The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting periods. Accordingly, actual results could differ from those estimates.

Operating Cycle:

      In accordance with industry practice, Sensytech classifies as current assets amounts relating to long-term contracts which may have terms extending beyond one year but are expected to be realized during the normal operating cycle of Sensytech. The liabilities in the accompanying balance sheets which have been classified as current liabilities are those expected to be satisfied by the use of assets classified as current assets, all within the next twelve months.

Earnings Per Share:

      Basic earnings per share is computed using the weighted average number of common shares outstanding during each period. Diluted earnings per share is computed using the weighted average number of common and common equivalent shares outstanding during each period. The following summary is presented for the years ended September 30:

	2003	2002	2001

Net income	$4,052,000	$2,189,000	$1,224,000

Weighted average shares outstanding — basic	6,104,000	4,054,000	3,985,000

Basic earnings per share	$.66	$.54	$.31

Effect of dilutive securities:

Net shares issuable upon exercise of stock options	158,000	126,000	42,000

Weighted average shares outstanding — diluted	6,262,000	4,180,000	4,027,000

Diluted earnings per share	$.65	$.52	$.30

Stock Option Compensation

      Sensytech continues to account for stock-based compensation in accordance with the provisions of Accounting Principles Board Opinion No. 25, “Accounting for Stock Issued to Employees,” and related interpretations using the intrinsic value method, which resulted in compensation cost for options granted of $220,000 for year ended September 30, 2003. No compensation expense was recorded for the years ended September 30, 2002 and 2001. Had compensation expense for Sensytech’s four stock-based compensation plans been determined based upon fair values at the grant dates for awards under those plans in

SENSYTECH, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements — (Continued)

accordance with SFAS No. 123, “Accounting for Stock-Based Compensation,” Sensytech’s net income and earnings per share would have been reduced to the pro forma amounts indicated below.

	2003	2002	2001

Net income, as reported	$4,052,000	$2,189,000	$1,224,000

Less: Total stock-based employee compensation expense determined under fair value method for all awards, net of related tax effects	287,000	467,000	120,000

Pro forma net income	$3,765,000	$1,722,000	$1,104,000

Earnings per share:

Basic — as reported	$.66	$.54	$.31

Basic — pro forma	$.62	$.42	$.28

Diluted — as reported	$.65	$.52	$.30

Diluted — pro forma	$.60	$.41	$.27

Note 2 —	Acquisitions

      On October 3, 2001, Sensytech purchased certain assets used in the California business of FEL Corporation (FEL) for $400,000. Sensytech also assumed five executory contracts pertaining to leases of real and personal property used in this business and hired all eleven employees of this business. The acquisition was recorded under the purchase method of accounting and, accordingly, the results of operations since October 3, 2001 have been included in the consolidated financial statements. The allocation of the purchase price to the fair value of assets acquired resulted in $400,000 of fixed assets. Had the acquisition occurred at the beginning of fiscal year 2001, historical results of operations of Sensytech would not have been materially different.

      On February 1, 2002, Sensytech acquired, through its wholly-owned subsidiary ST Production Systems, Inc. (STPSI), certain assets related to the government contract business of FEL for approximately $1,850,000 in cash and $198,000 of expenses related to the acquisition. The acquisition related expenses consist of legal, accounting, and other professional services and fees. The acquisition was recorded under the purchase method of accounting and, accordingly, the results of operations of STPSI since February 1, 2002 have been included in the consolidated financial statements.

      Sensytech has utilized the guidance of Statement of Financial Accounting Standards (SFAS) No. 141, “Business Combinations”, and SFAS No. 142, “Goodwill and Other Intangible Assets”, which were issued in June 2001. SFAS No. 141 requires that the purchase method of accounting be used for all business combinations initiated after June 30, 2001 and that goodwill, as well as any intangible assets believed to have an indefinite useful life, shall not be amortized for financial reporting purposes. The adoption of SFAS No. 142 on October 1, 2001 had no impact on the financial statements as Sensytech had no goodwill or intangible assets. In connection with the acquisition, $600,000 of intangible assets were identified, related to acquired contracts, and were determined to have estimated lives of eighteen to thirty-six months. Sensytech has recognized no goodwill in connection with the acquisition. Amortization expense was $267,000 for the year ended September 30, 2003 and is expected to approximate $100,000 in 2004 and $33,000 in 2005.

SENSYTECH, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements — (Continued)

      Sensytech has made an allocation of the purchase price to the fair value of assets and liabilities acquired, as follows:

Assets:

Accounts receivable	$614,000

Inventories and unbilled contract costs	538,000

Intangible assets	600,000

Equipment	501,000

Other assets	120,000

Liabilities:

Accrued expenses	(325,000)

Purchase price and acquisition-related expenses	$2,048,000

      The following condensed proforma results of operations reflect the proforma combination of Sensytech and the acquired FEL business as if the combination occurred at the beginning of the periods presented, compared with the actual results of operations for Sensytech for the twelve months ended September 30, 2002 are as follows:

	Twelve Months Ended
	September 30, 2002

	Historical	Proforma

Revenues	$32,290,000	$36,314,000

Income from operations	3,653,000	3,635,000

Net Income	2,189,000	2,155,820

Basic earnings per share	.54	.53

Diluted earnings per share	.52	.52

      For the purpose of preparing the proforma information, the twelve months ended September 30, 2002 results include four months of FEL’s government contract business for its fiscal year ended December 31, 2001. Proforma adjustments included the amortization of intangible assets over an 18 to 36 month period, the reduction of interest income for cash used for the acquisition, and depreciation for acquired equipment using a three year life.

      Sensytech has incurred no material costs in the past three years related to environmental issues. On February 1, 2002, Sensytech purchased the assets and assumed certain government contracts of FEL in Farmingdale, New Jersey. It also signed a two-year lease for a building at the former FEL facility in Farmingdale. There is known chemical contamination in the soil at other parts of the industrial park where the building is located as a result of the former operations of FEL. This contamination must be remediated pursuant to New Jersey law.

      Sensytech entered into an agreement with the New Jersey Department of Environmental Protection, or NJDEP, under which it agreed to make a payment of $280,000, in addition to an environmental protection premium of $10,000, in settlement of potential liability to NJDEP for contamination existing at the site prior to February 1, 2002. In return, the NJDEP signed a covenant not to sue Sensytech for any environmental claims at this site and the landlord agreed to reduce future lease payments by $280,000. For this covenant to remain valid, Sensytech must cease operations at this site by July 31, 2004. Sensytech plans to cease operations at the site before that date. The landlord at this site has agreed to hold Sensytech harmless from any claims based on prior environmental contamination at the site. The $280,000 payment is accounted for as prepaid rent and is being ratably amortized through September 30, 2003. Neither the agreement with the landlord nor the settlement with the NJDEP shields Sensytech from

SENSYTECH, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements — (Continued)

potential claims by the United States Environmental Protection Agency. To Sensytech’s knowledge, no such claim has been asserted or threatened.

Note 3 —	Unbilled Contract Costs, Net

      The status of accumulated costs incurred plus estimated earnings, net of contractual payments, and government progress billings for the twelve months ended September 30 are as follows.

	2003	2002

Accumulated costs incurred and estimated earnings on uncompleted contracts	$152,546,000	$116,347,000

Progress billings and advances on uncompleted contracts	(145,232,000)	(109,869,000)

Total	$7,314,000	$6,478,000

      The amounts below are included in the balance sheet at September 30. Below is the detail of the unbilled contract costs as of September 30:

	2003	2002

Unbilled contract costs	$8,486,000	$8,820,000

Billings in excess of costs and estimated earnings on completed contracts	(1,172,000)	(2,342,000)

Total	$7,314,000	$6,478,000

      Unbilled costs and accrued profit on contracts in progress comprise principally amounts of revenue recognized on contracts for which billings had not been presented to the customer because the amounts were not billable at the balance sheet date. It is anticipated such unbilled amounts receivable at September 30, 2003 will be billed over the next 270 days as products and/or services are delivered.

      Receivables under certain Government contracts are based on provisional rates that permit recovery of overhead not exceeding certain limits. These overhead rates are subject to audit on an annual basis by the Defense Contract Audit Agency (DCAA). When final determination and approval of the allowable rates have been made, receivables may be adjusted accordingly. In management’s opinion, any adjustments will not be material. The DCAA has completed their audit of the rates through the fiscal year ended September 30, 1999.

Note 4 —	Property and Equipment

      Property and equipment are summarized as follows at September 30:

	2003	2002

Furniture and fixtures	$472,000	$290,000

Machinery and equipment	6,273,000	5,115,000

Leasehold improvements	1,728,000	1,286,000

Equipment capitalized under capital leases	—	143,000

Subtotal	8,473,000	6,834,000

Less accumulated depreciation and amortization	(5,123,000)	(4,226,000)

Total	$3,350,000	$2,608,000

      Depreciation and amortization expense was approximately $1,136,000, $747,000 and $488,000 for the years ended September 30, 2003, 2002 and 2001, respectively.

SENSYTECH, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements — (Continued)

Note 5 —	Note Payable — Line of Credit

      The company entered into a line of credit and related note payable with Bank of America in February 2001. Effective February 2002, Sensytech renewed the line of credit and the amount available under the line of credit was increased from $5,000,000 to $10,000,000. Effective February 28, 2003, Sensytech renewed its line of credit and increased the availability to $15,000,000, which expires on February 28, 2004. However, the total borrowing base generally cannot exceed the sum of 90% of qualified government accounts receivable and 80% of qualified non-government accounts receivable. Total letters of credit at September 30, 2003 were $1,180,000. The line of credit is available to finance the performance of government contracts, to support the issuance of stand-by letters of credit, and for short-term working capital purposes. A standby letter of credit is issued to certain foreign customers in lieu of posting a performance bond. Letters of credit are also used to cover certain contract prepayments received from foreign customers. At September 30, 2003, there were no borrowings under the line of credit. The borrowing base at September 30, 2003 was $9,663,000.

      The bank agreement establishes the interest rate at the LIBOR plus 200 to 285 basis points, determined by Sensytech’s ratio of funded debt to earnings before interest, taxes, depreciation and amortization. All borrowings under the line of credit are collateralized by Sensytech’s accounts receivable, equipment, contracts, and general intangibles. The agreement also contains various covenants as to dividends restrictions, working capital, tangible net worth, earnings and debt-to-equity ratios. Unused commitment fees of one quarter or one percent per annum are required.

Note 6 —	Employee Benefit Plans

      At September 30, 2003, Sensytech’s sole qualified deferred compensation plan (“the Plan”) consisted of two components. The Plan is comprised of a 401(k) plan and a profit sharing plan. In June 1998, the Plan was amended to allow for self-direction of investment of profit sharing contributions.

      To participate in the Plan, eligible employees must have attained 21 years of age. Eligible employees may elect to participate in Sensytech’s 401(k) plan on January 1 and July 1. For the years ended September 30, 2003, 2002 and 2001, Sensytech matched 50% of the first six percent of employee contributions, which match amounted to $312,000, $234,000 and $131,000, respectively.

      The total number of company shares allocated to participants under the profit sharing plan at September 30, 2003, 2002 and 2001 were 374,132, 367,293 and 387,801, respectively.

Note 7 —	Lease Commitments

      The principal facilities of Sensytech are generally leased under non-cancelable operating leases for periods of five to fifteen years. The company also leases various equipment under non-cancelable operating leases. Rent expense for the years ended September 30, 2003, 2002 and 2001 was $1,339,000, $1,134,000 and $879,000, respectively. At September 30, 2003, minimum rental payments under operating leases for facilities and equipment are as follows:

2004	$1,151,000

2005	1,037,000

2006	1,018,000

2007	1,031,000

2008	1,039,000

Remainder	6,315,000

Total	$11,591,000

SENSYTECH, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements — (Continued)

      The company sub-leased to a third party a portion of its facility at its principal location in Virginia in 2002 and 2001. Sub-lease income for the years ended September 30, 2003, 2002 and 2001 was $17,000, $78,000 and $112,000, respectively. There are no minimum rentals to be received under the sub-lease agreement as of September 30, 2003.

Note 8 —	Stock Options

      On May 30, 2002, the shareholders approved a proposal to adopt the 2002 Stock Incentive Plan (the “2002 Plan”), which provides for the granting of options, restricted stock and/or performance awards to key employees and outside members of the board of directors. Upon approval of the 2002 Plan, authority to grant options under the Long-Term Incentive Plan expired. As of September 30, 2003, there were 67,667 exercisable options under the 2002 Stock Incentive Plan.

      The Long-Term Incentive Plan and the Non-Employee Director Stock Option Plan (collectively, the “1995 Plans”) have 285,100 exercisable options at September 30, 2003. Sensytech also has a 1991 Stock Option (the “1991 Plan”) and a 1996 Stock Option Plan (the “1996 Plan”). Both the 1991 Plan and the 1996 Plan had no exercisable options outstanding at September 30, 2003.

      Options under all of the aforementioned Plans generally vest over a one to five year period and expire after 10 years.

      Stock option activity is summarized as follows:

	1995	Weighted Average	2002	Weighted Average
	Plan	Exercise Price	Plan	Exercise Price

Balance at September 30, 2000	216,000	$3.15

Exercised	(13,700)	2.91

Granted	223,000	4.18

Expired	—	—

Forfeited	(8,400)	4.03

Balance at September 30, 2001	416,900	$3.74

Exercised	(84,500)	3.51

Granted	113,000	7.67

Expired	—	—

Forfeited	(18,900)	3.95

Balance at September 30, 2002	426,500	$4.81

Exercised	(51,400)	3.82	(800)	$9.02

Granted	—	—	119,000	8.39

Expired	—	—	—	—

Forfeited	(6,800)	4.92	(2,400)	9.17

Balance at September 30, 2003	368,300	$4.94	115,800	$8.37

SENSYTECH, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements — (Continued)

	1991	Weighted Average	1996	Weighted Average
	Plan	Exercise Price	Plan	Exercise Price

Balance at September 30, 2000	25,800	$0.75	25,800	$3.37

Exercised	—	—	—	—

Granted	—	—	—	—

Expired	—	—	—	—

Forfeited	—	—	—	—

Balance at September 30, 2001	25,800	$0.75	25,800	$3.37

Exercised	(25,800)	$0.75	—	—

Granted	—	—	—	—

Expired	—	—	—	—

Forfeited	—	—	—	—

Balance at September 30, 2002	—	—	25,800	$3.37

Exercised	-0-	-0-	(25,800)	3.37

Granted	—	—	—	—

Expired	—	—	—	—

Forfeited	—	—	—	—

Balance at September 30, 2003	-0-	$-0-	-0-	$-0-

      Total shares of common stock reserved pursuant to the aforementioned plans and the non-qualified options were 487,100 at September 30, 2003.

      The weighted average grant date fair value of options granted for the 1995 Plans was $7.67 and $4.18 during fiscal year 2002 and 2001, respectively. Total shares exercisable for the 1995 Plans at September 30, 2003, 2002 and 2001 were 285,100, 240,300 and 83,900, with a weighted average exercise price of $3.90 and $3.17, respectively.

      During fiscal year 2001, 40,000 options were exercised under a non-qualified stock option plan. At September 30, 2003 and 2002, 3,000 options were outstanding and exercisable under this plan. The weighted average exercise price was $2.25 per share.

      The Black-Scholes model was used to estimate the fair value of the options. The expected life is equal to the term of the options. The following assumptions were used in the pricing calculation for fiscal years 2003, 2002 and 2001:

	2003	2002	2001

Risk free interest rate	1.2%	2.5%	3.5%

Expected volatility	51.1%	68.8%	65.4%

SENSYTECH, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements — (Continued)

      The following summarizes information about stock options outstanding at September 30, 2003:

	2003
	Number	Range of	Weighted Average
	Outstanding	Exercises Prices	Remaining Life

Non-Qualified Plan	3,000	$ 2.25	3.2 years

1995 Option Plan	100,100	$2.25 to $ 3.00	4.8 years

1995 Option Plan	152,600	$3.63 to $ 5.00	7.6 years

1995 Option Plan	115,600	$5.25 to $10.25	8.3 years

2002 Option Plan	115,800	$7.51 to $11.37	9.0 years

	487,100	$2.25 to $11.37	7.5 years

Note 9 —	Stock Purchase Plan and Unearned Compensation

      Sensytech adopted an incentive compensation plan that provides for a portion of the annual award to be paid in the form of stock of Sensytech subject to vesting requirements. Sensytech had a portion of the 2001 annual award paid in the form of shares of stock. In 2002, upon the completion of the vesting period of one year, 43,876 shares, net of forfeitures of 2,416 shares, were issued. Unearned stock-based compensation consists of the remaining unamortized portion of such stock award. The company amortized $50,000 in 2001. Pursuant to this plan, in November 2000, Sensytech made a stock grant of 10,000 shares to its former president as payment of the bonus earned by him prior to his leaving Sensytech. At the date of issue the market price of the stock was $3.625 per share. No amounts under this plan have been paid in shares since the 2001 award.

Note 10 —	Treasury Stock

      During 2000, Sensytech began acquiring shares of its common stock in connection with a stock repurchase program announced in May, 2000. That program authorizes Sensytech to purchase up to 500,000 common shares from time to time on the open market. The company purchased 1,000 shares, -0- shares and 53,245 shares during the years ended September 30, 2003, 2002 and 2001, respectively, at an aggregate cost of $534,000. The purpose of the stock repurchase is to help Sensytech achieve its goal of enhancing stockholder value.

Note 11 —	Income Taxes

      The income tax provision for the years ended September 30 consisted of the following:

	2003	2002	2001

CURRENT:

Federal	$2,540,000	$1,286,000	$455,000

State	541,000	208,000	84,000

DEFERRED:

Federal	(254,000)	17,000	202,000

State	(92,000)	9,000	38,000

	$2,735,000	$1,520,000	$779,000

SENSYTECH, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements — (Continued)

      Sensytech’s deferred tax assets at September 30 are as follows:

	2003	2002

Federal	$861,000	$607,000

State	156,000	64,000

Total	$1,017,000	$671,000

      Deferred tax assets consist of the following at September 30:

	2003	2002

Inventory	$172,000	$—

Accrued vacation	171,000	144,000

Stock-based compensation	84,000	—

Net operating losses and tax credits	236,000	265,000

Uncollectible accounts	76,000	76,000

Warranty reserve	152,000	105,000

Depreciation	(101,000)	(39,000)

Amortization	90,000	63,000

Other, net	137,000	57,000

	$1,017,000	$671,000

      A reconciliation of Sensytech’s effective tax rate to the federal statutory rate for the years ended September 30 was as follows:

	2003	2002	2001

Federal statutory rate	34.0%	34.0%	34.0%

State income taxes, net of federal tax benefit	4.2	4.0	4.0

Other, net	2.1	3.0	0.9

	40.3%	41.0%	38.9%

      The net operating loss carryforwards (NOLs) expire principally in 2011, 2012, and 2013. The NOLs were acquired in the acquisition of Daedalus Enterprises, Inc. (“the Acquisition”) in 1998 and are subject to limitations as to their utilization under the Internal Revenue Code. As a result of uncertainties as to Sensytech’s ability to generate sufficient taxable income in future periods, Sensytech provided a valuation allowance on the opening balance sheet for a portion of the NOLs acquired in the Acquisition. To the extent that these NOLs become realized, or that the valuation allowance on these NOLs is reduced, the corresponding tax benefits are first used to reduce goodwill to zero and thereafter will serve to reduce any provision for income taxes.

SENSYTECH, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements — (Continued)

Note 12 —	Product Warranty

      Sensytech records estimated warranty costs on the accrual basis of accounting. These reserves are based on the expected cost of providing materials and service within the agreed upon period. Activity in the warranty accrual for the years ended September 30 is as follows:

	2003	2002

Balance — beginning of year	$276,000	$12,000

Accruals for warranties issued during the year	287,000	296,000

Settlements during the year	(150,000)	(32,000)

Balance — end of year	$413,000	$276,000

Note 13 —	Concentrations of Credit and Other Business Risk

      As of September 30, 2003 and 2002, Sensytech had funds on deposit in excess of the federally insured amount with a bank. Approximately 80.7% of Sensytech’s revenues are generated from contracts with U.S. Government agencies or U.S. Government contractors. During the years ended September 30, 2003, 2002 and 2001, Sensytech recorded revenues from certain significant contracts. For fiscal year 2003, those contracts included the AN/SLQ-25A Surface Ship Torpedo Defense System, the AN/SLQ-4A Radio Terminal Set, the AN/DPT 2-B Based Payload for Lead In Fighter Hawk Radar Emulator, and the Hyperspectral Imaging System. Revenues from these contracts amounted to 21.8%, 7.7%, 3.0% and 3.0% of fiscal year 2003 total revenue. For fiscal year 2002, those contracts included the AN/SLQ-25A Surface Ship Torpedo Defense System, the AN/SLQ-4A Radio Terminal Set, the AN/BLQ-10 (V)1 and (V)2, and the Hyperspectral Imaging Systems. Revenues from these contracts amounted to 18.8%, 6.8%, 5.7% and 5.1% of fiscal year 2002 total revenue. For fiscal year 2001, those contracts include the U.S. Navy Integrated Electronic Warfare Systems (AIEWS) subcontract from Lockheed Martin Corporation, the U.S. Navy AN/BLQ-10 (V)1 and (V)2 contract, and the U.S. Navy Bobcat Systems contract. Revenues from these contracts amounted to 38.0%, 13.0% and 5.0% of fiscal year 2001 total revenue.

      Sensytech is currently recording the AN/SLQ-25A Surface Torpedo Defense System contract at zero gross margin. Revenue from this contract amounted to 21.8% in 2003 and 18.8% in 2002 of Sensytech’s revenue. This contract was acquired as part of the acquisition of certain assets of FEL Corporation and was performing at a potential loss at the date of acquisition. Sensytech has favorably performed under the contract since the date of acquisition and management has worked with the customer to reduce any potential loss through change orders approved to date. While management currently estimates that the contract will be profitable, the profitability is dependent upon change orders, expected by management, but that have not yet been finalized. Change orders are under continuous negotiation with the customer. When these change orders are received, Sensytech will reassess the contract based on current estimates, and such reassessments are currently expected to result in increases to the margins recorded on the contract. Such increases would impact operations in the period such change orders are finalized as well as future periods. If such change orders are not finalized under currently expected terms, or if Sensytech does not perform as expected under the contract, contract losses may be required to be accrued. Management expects the change orders to be received in 2004 and the first half of 2005.

      Companies which are engaged in the supply of defense-related equipment to the Government are subject to certain business risks, some of which are peculiar to that industry. Among these are: the cost of obtaining trained and skilled employees; the uncertainty and instability of prices for raw materials and supplies; the problems associated with advanced designs, which may result in unforeseen technological difficulties and cost overruns; and the intense competition and the constant necessity for improvement in facilities and personnel training. Sales to the Government may be affected by changes in procurement

SENSYTECH, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements — (Continued)

policies, budget considerations, changing concepts of national defense, social and economic developments abroad and other factors.

Note 14 —	New Accounting Pronouncements

      In June 2002, the Financial Accounting Standards Board (the “FASB”) issued Statement of Financial Accounting Standards (“SFAS”) No. 146, “Accounting for Costs Associated with Exit or Disposal Activities.” SFAS No. 146 nullifies Emerging Issues Task Force (EITF) Issue 94-3, “Liability Recognition for Certain Employee Termination Benefits and Other Costs of Exiting an Activity,” under which a liability for an exit cost was recognized at the date of an entity’s commitment to an exit plan. SFAS No. 146 requires that a liability for a cost associated with an exit or disposal activity be recognized at fair value when the liability is incurred. The provisions of the statement are effective for exit or disposal activities that are initiated after December 31, 2002.

      In November 2002, the FASB issued Interpretation No. 45, (“FIN 45”) “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others,” which elaborates on disclosures to be made by a guarantor in its annual financial statements about its obligations under certain guarantees that it has issued It also clarifies that a guarantor is required to recognize, at the inception of a guarantee, a liability for the fair value of the obligation undertaken in issuing the guarantee. This interpretation does not prescribe a specific approach for subsequently measuring the guarantor’s recognized liability over the term of the related guarantee. This interpretation also incorporates, without change, the guidance in FASB Interpretation No. 34, “Disclosure of Indirect Guarantees of Indebtedness of Others,” which is being superseded. The initial recognition and initial measurement provisions of this interpretation are applicable on a prospective basis to guarantees issued or modified after December 31, 2002 and the disclosure requirements in this interpretation are effective for financial statements of annual periods ending after December 15, 2002. FIN 45 does not have any impact on the consolidated financial statements or disclosures of Sensytech as it is not a guarantor.

      In January 2003, the FASB issued Interpretation No. 46 (“FIN 46”), “Consolidation of Variable Interest Entities,” which addresses consolidation and disclosure by business enterprises of variable interest entities. The consolidated requirements of FIN 46 apply to existing variable interest entities in the first fiscal year or interim period beginning after June 15, 2003. FIN 46 does not have any impact on the consolidated financial statements or disclosures of Sensytech as it does not have any variable interest entities.

      In April 2003, the FASB issued Statement No. 149, “Amendment of Statement 133 on Derivative Instruments and Hedging Activities” (“SFAS No. 149”). SFAS No. 149 amends and clarifies accounting for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities under SFAS No. 133. The provisions of SFAS No. 149 is effective for contracts entered into or modified after June 30, 2003, with certain exceptions, and for hedging relationships designated after June 30, 2003. SFAS No. 149 is not expected to have any impact on the consolidated financial statements or disclosures of Sensytech as it does not have any derivative instruments or hedging activities.

      In May 2003, the FASB issued Statement No. 150, “Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity” (“SFAS No. 150”). SFAS No. 150 changes the accounting for certain financial instruments that, under previous guidance, issuers could account for as equity. At present, Sensytech has not issued financial instruments with characteristics of both liabilities and equity.

SENSYTECH, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements — (Continued)

Note 15 —	Segments Information

      Sensytech operates in the passive surveillance and countermeasures market for domestic and international clients. Sensytech’s systems are globally applicable to the defense markets and their allied information agencies for land, air, and sea-based applications. Sensytech believes that its passive surveillance and countermeasures products and services are among the best in the world. Sensytech’s goal is to provide its customers with total system surveillance solutions across the electromagnetic spectrum, using products manufactured by it and by others. Sensytech is customer-focused by providing tailored solution-based systems.

      Prior to fiscal year 2004, Sensytech reported three business segments — the Defense Systems Group, the Communications Group and the Imaging Group. Beginning in the first quarter of fiscal year 2004, Sensytech consolidated the Communications Group and Imaging Group business segments to form the Surveillance Technology Group business segment. As a result, Sensytech reports in the following two business segments, which better reflects its strategy and business focus for the future:

•	Defense Systems (DS) Group designs, develops, manufactures, and supports products which intercept, analyze, classify, identify, locate and track microwave signals from radars and weapons, which may originate from potentially hostile sources. It provides communication data links and remote targeting systems and provides equipment and systems, that are used to carry out defensive measures against hostile signals or their sources to protect high value assets. The group’s systems are used on military platforms, such as ships, submarines, patrol aircraft, as well as at ground installations

•	Surveillance Technology (Surveillance) Group designs, develops, manufactures, and supports products which intercept signals and analyze communications in a variety of transmission media, and then identify and locate the sources of these signals and communication. These systems are generally used by operators on board aircraft, ships and ground installations to intercept various kinds of transmissions over established communications networks. The group also designs, develops, manufactures and supports products that are installed on special purpose aircraft and land vehicles and use multispectral, infrared, and light imaging systems to perform remote surveys. Applications of this technology include environmental pollution, facility inspection, utility monitoring, surface mineral exploration and other special purpose inspections where on-site inspections are not possible or desirable.

      Both business segments offer applicable system engineering services which provide concept studies, system definition and services to aid in specification of customer requirements. These activities are performed for either present or prospective customers and are principally undertaken to assist the customer in the procurement of major integrated passive surveillance systems and where applicable, active electronic countermeasures.

      The Surveillance manufactures in its Newington, Virginia and Ann Arbor, Michigan facilities. The Defense Systems Group manufactures in its Newington, Virginia, Camarillo, California, and Smithfield, Pennsylvania facilities.

      Sensytech does not have a significant amount of inter-segment revenue and evaluates segment performance based upon revenue and income from operations by group. The combined segments income from operations equals the income from operations as reported in the Consolidated Income Statements of Sensytech. Sensytech does not allocate interest, other income and expenses or income taxes to the three segments and does not produce separate balance sheet information for each segment. For comparative

SENSYTECH, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements — (Continued)

purposes, revenue and income from operations by segment for the years ended September 30, 2003, 2002 and 2001 were recast to reflect Sensytech’s new reported business segments, as follows:

	2003	2002	2001

Revenue:

DS	$30,606,000	$18,057,000	$11,342,000

Surveillance	22,577,000	14,233,000	5,049,000

Total	$53,183,000	$32,290,000	$16,391,000

Income From Operations:

DS	$930,000	$490,000	$949,000

Surveillance	5,763,000	3,163,000	797,000

Total	$6,693,000	$3,653,000	$1,746,000

      Approximately, 100% of long-lived assets are located in the United States.

Note 16 —	Fair Value of Financial Instruments

      Based on existing rate, economic conditions and short maturities, the carrying amounts of all the financial instruments at September 30, 2003 and 2002 are reasonable estimates of their fair values. Sensytech’s financial instruments include cash and cash equivalents, accounts receivable, and accounts payable.

Note 17 —	Quarterly Financial Data (Unaudited)

	First	Second	Third	Fourth
2003	Quarter	Quarter	Quarter	Quarter

	(In thousands, except per share data)

Consolidated Statement of Earnings Data:

Contract revenues	$11,723	$12,853	$13,100	$15,507
Costs and expenses

Cost of revenues	9,251	9,488	9,704	12,171

General and administrative expenses	1,063	1,559	1,645	1,609

Total costs and expenses	10,314	11,047	11,349	13,780

Income from operations	1,409	1,806	1,751	1,727
Other income (expenses)

Interest income	5	38	36	43

Interest expense	(45)	(3)	(1)	(1)

Other income	4	3	5	20

Other expense	(10)	—	—	—

Income before income taxes	1,363	1,844	1,791	1,789

Income tax provision	(559)	(757)	(733)	(686)

Net income	$804	$1,087	$1,058	$1,103

Earnings per share

Basic	$0.16	$0.17	$0.16	$0.17

Diluted	$0.16	$0.16	$0.16	$0.17

SENSYTECH, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements — (Continued)

	First	Second	Third	Fourth
2002	Quarter	Quarter	Quarter	Quarter

	(In thousands, except per share data)

Consolidated Statement of Earnings Data:

Contract revenues	$4,409	$7,069	$9,031	$11,781
Costs and expenses

Cost of revenues	2,993	5,176	7,165	9,521

General and administrative expenses	772	1,062	724	1,224

Total costs and expenses	3,765	6,238	7,889	10,745

Income from operations	644	831	1,142	1,036
Other income (expenses)

Interest income	20	11	2	3

Interest expense	(2)	—	(7)	(31)

Other income	37	30	10	(4)

Other expense	(11)	—	—	(2)

Income before income taxes	688	872	1,147	1,002

Income tax provision	(275)	(358)	(477)	(410)

Net income	$413	$514	$670	$592

Earnings per share

Basic	$0.10	$0.13	$0.16	$0.14

Diluted	$0.10	$0.12	$0.16	$0.14

Note 18 —	Cost Associated with Exit Activity

      On July 15, 2003, Sensytech announced its intention to close the facility in Farmingdale, New Jersey and move these operations to Uniontown, Pennsylvania. In September 2003, Sensytech signed a lease for a 60,000 square foot facility for its Uniontown, Pennsylvania operations. The term of the lease is for ten years with two five year options. Sensytech anticipates this move to be completed by February 2004. Employees not transferring from the New Jersey location will receive severance pay and/or retention bonuses, providing they leave Sensytech in accordance with Sensytech’s transition plan. The cost associated with the severance and retention plan is estimated to be approximately $269,000. The severance cost expensed for the year ended September 30, 2003 is $123,000. Other exit costs associated with the transition are estimated to be $893,000. Other costs consist of principally training, relocation and moving costs. Other exit costs in the amount of $139,000 were expensed for the year ended September 30, 2003. The cost of the severance and retention plan and the other exit costs are reported in the cost of revenues and general and administrative expense line items of the Consolidated Statement of Income.

Note 19 — Related Party Transactions

      Sensytech has entered into an agreement with Rockwell Venture Capital, Inc, a privately owned company controlled by S. Kent Rockwell, to rent an aircraft used for Company business. Sensytech believes that the terms of the rental agreement are at least as favorable as those it could obtain from an unrelated third party. For the year ended September 30, 2003, Sensytech recorded expenses of $169,000 for the use of the aircraft of which $51,000 was unpaid as of the end of the year.

ANNEX A

AGREEMENT AND PLAN OF MERGER

dated as of
June 7, 2004
by and between
SENSYTECH, INC.
and
ARGON ENGINEERING ASSOCIATES, INC.

i

ii

iii

AGREEMENT AND PLAN OF MERGER

      THIS AGREEMENT AND PLAN OF MERGER, dated as of June 7, 2004 (this “Agreement”), is by and between, Sensytech, Inc., a Delaware corporation (“Sensytech”) and Argon Engineering Associates, Inc., a Virginia corporation (“Argon”).

WITNESSETH:

      WHEREAS, the respective boards of directors of Sensytech and Argon have approved, and deem it advisable and in the best interests of their respective stockholders to consummate, the business combination transaction provided for herein in which a to-be-formed Virginia corporation and wholly-owned subsidiary of Sensytech (“Acquisition Sub”) would merge with and into Argon (the “Merger”);

      WHEREAS, the respective boards of directors of the parties have determined that the Merger and the other transactions contemplated hereby are consistent with, and in furtherance of, their respective business strategies and goals, and have recommended that their respective stockholders approve this Agreement and the Merger;

      WHEREAS, the parties desire to make certain representations, warranties and agreements in connection with the Merger and also to prescribe various conditions to the Merger; and

      WHEREAS, for Federal income tax purposes, it is intended that the Merger shall qualify as a reorganization under the provisions of Section 368(a) of the Internal Revenue Code of 1986, as amended (the “Code”),

      NOW, THEREFORE, in consideration of the foregoing and the respective representations, warranties, covenants and agreements contained herein, the parties hereto, intending to be legally bound, agree as follows (all capitalized terms used in this Agreement are defined for convenience of reference on Exhibit A attached hereto or are defined separately herein):

ARTICLE 1

THE MERGER

      1.1     The Merger. Upon the terms and subject to the conditions of this Agreement, at the Effective Time (as defined in Section 1.2 below) in accordance with the Virginia Stock Corporation Act (the “VSCA”), Acquisition Sub shall be merged with and into Argon and the separate existence of Acquisition Sub shall thereupon cease. Argon shall be the surviving corporation in the Merger and is hereinafter sometimes referred to as the “Surviving Corporation”.

      1.2     Effective Time of the Merger. Subject to the provisions of this Agreement, articles of merger (the “Articles of Merger”) reasonably acceptable to Sensytech, Argon and Acquisition Sub, respectively, shall be executed and thereafter delivered to the Virginia State Corporation Commission (the “VSCC”) for filing as provided for in the VSCA, on the Closing Date (as defined in Section 1.3). The Merger shall become effective upon the filing of the Certificate of Merger with the VSCC or at such time thereafter as is provided in the Certificate of Merger (the “Effective Time”).

      1.3     Closing. The closing of the Merger (the “Closing”) shall take place at 10:00 a.m. on the date (the “Closing Date”) that is the second Business Day after the satisfaction or waiver (subject to applicable law) of the conditions set forth in Article 7 (excluding conditions that, by their terms, are to be satisfied on the Closing Date), unless another time or date is agreed to in writing by the parties hereto. The Closing shall be held at the offices of Holland & Knight LLP, 1600 Tysons Boulevard, Suite 700, McLean, Virginia 22102, unless another place is agreed to in writing by the parties hereto.

      1.4     Effects of the Merger. The Merger shall have the effects set forth in Section 13.1-721 of the VSCA.

ARTICLE 2

THE SURVIVING CORPORATION

      2.1     Certificate of Incorporation. The Certificate of Incorporation of Acquisition Sub as in effect immediately prior to the Effective Time shall be the Certificate of Incorporation of Surviving Corporation after the Effective Time, until thereafter amended in accordance with its terms and as provided in the VSCA, except that Article I thereof shall be amended in the Merger to read in its entirety as follows: “The name of the Corporation is Argon.”

      2.2     By-Laws. The by-laws of Acquisition Sub as in effect immediately prior to the Effective Time shall be the by-laws of Surviving Corporation after the Effective Time, and thereafter may be amended in accordance with its terms and as provided by the Articles of Incorporation of Surviving Corporation and the VSCA.

      2.3     Directors and Officers. The directors and officers of Argon in office immediately prior to the Effective Time shall be the directors and officers of the Surviving Corporation as of the Effective Time, and thereafter such directors and officers shall serve in accordance with the by-laws of Surviving Corporation.

ARTICLE 3

CONVERSION OF SHARES

      3.1     Merger Consideration. At the Effective Time, by virtue of the Merger and without any action on the part of Argon or any holder of Argon Capital Stock:

(a) Conversion of Argon Common Stock. Subject to Section 3.4(e), each share of Argon Class A common stock, par value $0.01 per share (the “Argon Class A Common Stock”) and each share of Argon Class B common stock, par value $0.01 per share (the “Argon Class B Common Stock,” and collectively, the “Argon Common Stock”) issued and outstanding immediately prior to the Effective Time (other than shares to be cancelled in accordance with Section 3.1(b)) shall be converted into two (2) (the “Exchange Ratio”) fully paid and nonassessable shares of Sensytech common stock, par value $.01 per share (the “Sensytech Common Stock”). All such shares of Argon Common Stock shall no longer be outstanding and shall automatically be cancelled and shall cease to exist, and each stock certificate previously representing any such shares shall thereafter represent the applicable number of shares of Sensytech Common Stock into which such shares of Argon Common Stock have been converted. Stock certificates previously representing shares of Argon Common Stock shall be exchanged for stock certificates representing whole shares of Sensytech Common Stock into which they have been converted upon the surrender of such stock certificates in accordance with Section 3.4, without interest. In the event that subsequent to the date of this Agreement but prior to the Effective Time, the outstanding shares of Sensytech Common Stock or Argon Common Stock are changed into a different number of shares or a different class as a result of a stock split, reverse stock split, stock dividend, subdivision, reclassification, combination, exchange, recapitalization or similar transaction, the Exchange Ratio will be adjusted to reflect such change.

(b) Cancellation of Argon Treasury and Subsidiary Stock. Any shares of Argon Common Stock held in the treasury of Argon and any shares of Argon Common Stock held by any Subsidiary of Argon immediately prior to the Effective Time shall, as of the Effective Date be canceled and retired and cease to exist.

(c) Sensytech Common Stock. Each share of Sensytech Common Stock shall remain outstanding following the Effective Time.

(d) Argon Stock Options. Each unexpired option to purchase shares of Argon Common Stock that is outstanding at the Effective Time, whether or not exercisable, shall automatically and without any action on the part of the holder thereof be converted into an option to purchase a number of shares of Sensytech Common Stock equal to the number of shares of Argon Common Stock that could be purchased under such option multiplied by the Exchange Ratio, at a price per share of Sensytech Common Stock equal to the per share exercise price of such option divided by the Exchange Ratio.

      3.2     Acquisition Sub Shares. At the Effective Time, by virtue of the Merger and without any action on the part of Sensytech as the sole shareholder of Acquisition Sub, each issued and outstanding share of the common stock of Acquisition Sub shall remain issued and outstanding.

      3.3     Dissenting Shares. Notwithstanding anything in this Agreement to the contrary, shares of Argon Common Stock issued and outstanding immediately prior to the Effective Time which are held by shareholders who do not vote in favor of the approval and adoption of this Agreement and who comply with all of the relevant provisions of Section 13.1-729 through 13.1-741 of the VSCA (the “Dissenters’ Shares”) shall not be converted into or be exchangeable for the right to receive shares of Sensytech Common Stock pursuant to Section 3.1(a). Dissenter’s Shares shall, from and after the Effective Time, no longer be outstanding and shall be canceled and retired and shall cease to exist, and each holder of Dissenters’ Shares shall thereafter cease to have any rights with respect to such shares except the right, if any, to receive payment pursuant to the relevant provisions of Section 13.1-729 through 13.1-741 of the VSCA. If any holder of Argon Common Stock shall fail to perfect or shall have effectively withdrawn or lost the right to dissent, the shares of Argon Common Stock held thereby shall thereupon be treated as though converted into Sensytech Common Stock pursuant to Section 3.1(a) and such shares shall be deemed not to be Dissenters’ Shares. Any shares of Sensytech Common Stock otherwise to have been delivered to holders of Dissenters’ Shares shall be retained by Sensytech.

      3.4     Exchange of Certificates.

      (a) As promptly as possible after the Effective Time, Sensytech shall notify its transfer agent (the “Transfer Agent”) of the names of former Argon shareholders and the number of shares of Sensytech Common Stock then held by them as a result of the Merger. Sensytech shall, as promptly as possible, send, or cause to be sent, to each of the former Argon shareholders, notice and instructions for surrender of such holders’ Argon stock certificates in exchange for Sensytech stock certificates and shall arrange for the exchange of Argon stock certificates for Sensytech stock certificates.

      (b) Until surrendered as contemplated by this Section 3.4, each Argon stock certificate shall be deemed at all times after the Effective Time to represent only that number of shares of Sensytech Common Stock into which the shares of Argon Common Stock represented by such Argon stock certificate have been converted as provided in this Article III and the right to receive upon such surrender cash in lieu of any fractional shares of Sensytech Common Stock as contemplated by Section 3.4(e).

      (c) No dividends or other distributions declared or made with respect to Sensytech Common Stock with a record date after the Effective Time shall be paid to the holder of any unsurrendered Argon stock certificate with respect to the shares of Sensytech Common Stock represented thereby, and no cash payment in lieu of fractional shares shall be paid to any such holder pursuant to Section 3.4(e), until the holder of such Argon stock certificate shall surrender such Argon stock certificate. Subject to the effect of any applicable laws, following the surrender of any such Argon stock certificate, there shall be delivered to the holder of that certificate a stock certificate representing the number of whole shares of Sensytech Common Stock into which the shares represented by the Argon stock certificate have been converted, without interest, plus (A) at the time of such surrender, the amount of any cash payable with respect to any fractional share of Sensytech Common Stock to which such holder is entitled pursuant to Section 3.4(e) and the amount of dividends or other distributions in respect to Sensytech Common Stock with a record date after the Effective Time which has theretofore paid (but withheld pursuant to this Section 3.4) with respect to such whole shares of Sensytech Common Stock, and (B) at the appropriate payment date, the amount of dividends or other distributions in respect of Sensytech Common Stock with a record date after the Effective Time but prior to surrender and a payment date subsequent to surrender payable with respect to such whole shares of Sensytech Common Stock.

      (d) All shares of Sensytech Common Stock issued upon conversion of shares of Argon Common Stock in accordance with the terms hereof (including any cash paid pursuant to Section 3.4(c) or 3.4(e)) shall be deemed to have been issued in full satisfaction of all rights pertaining to such shares of Argon Common Stock, and there shall be no further registration of transfers on the stock transfer books of the Surviving Corporation of the shares of Argon Common Stock which were outstanding immediately prior to the Effective Time. If, after the Effective Time, Argon stock certificates are presented to the Sensytech or the Surviving Corporation for any reason, they shall be cancelled and exchanged as provided in this Article III.

      (e) No certificates or scrip representing fractional shares of Sensytech Common Stock shall be issued upon the surrender for exchange of Argon stock certificates, and such fractional share interests will not entitle the owner thereof to vote as, or to any rights of, a stockholder of Sensytech. In lieu of any such fractional shares, upon surrender of the applicable Argon stock certificates, Sensytech shall pay each holder of Argon Common Stock, who would otherwise have been entitled to receive a fraction of a share of Sensytech Common Stock upon surrender of his or her Argon stock certificates pursuant to this Article III, an amount in cash equal to the product obtained by multiplying (a) the fractional share interest to which such holder (after taking into account all shares of Argon Common Stock held at the Effective Time by such holder) by (b) the closing price on the Nasdaq National Market at the close of the Nasdaq regular session of trading, for a share of Sensytech Common Stock on the last trading day immediately preceding the Effective Time.

      3.5     No Liability. None of Sensytech, Argon or the Surviving Corporation shall be liable to any holder of shares of Argon Common Stock for shares of Sensytech Common Stock (or dividends or distributions with respect thereto) or cash otherwise due to them pursuant to this Agreement which are delivered to a public official pursuant to any applicable abandoned property, escheat or similar law.

      3.6     Withholding. Sensytech shall be entitled to deduct and withhold from the consideration otherwise payable pursuant to this Agreement to any holder of shares of Argon Common Stock or Dissenting Shares such amounts as it is required to deduct and withhold with respect to the making of such payment under the Code and the rules and regulations promulgated thereunder, or any provision of state, local or foreign tax law. To the extent that amounts are so withheld by Sensytech, such withheld amounts shall be treated for all purposes of this Agreement as having been paid to the holder of the shares of Argon Common Stock or Dissenting Shares in respect of which such deduction and withholding was made by Sensytech.

ARTICLE 4

REPRESENTATIONS AND WARRANTIES OF SENSYTECH

      Sensytech represents and warrants to Argon as follows:

      4.1     Organization and Qualification. Sensytech is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware. At the Closing, Acquisition Sub will be a corporation duly organized, validly existing and in good standing under the laws of the Commonwealth of Virginia. Sensytech has the requisite corporate power and authority to own, lease and operate its assets and properties and to carry on its business as it is now being conducted. Sensytech is qualified to do business in each jurisdiction listed in Section 4.1 of the Sensytech Disclosure Schedule and is in good standing in each jurisdiction in which the properties owned, leased or operated by it or the nature of the business conducted by it makes such qualification necessary, except where the failure to be so qualified and in good standing would not have a Material Adverse Effect on Sensytech. True, accurate and complete copies of the charter documents and bylaws of Sensytech as in effect on the date hereof, including all amendments thereto, have heretofore been, and those of Acquisition Sub when formed will be, delivered to Argon. Except as set forth on Section 4.1 of the Sensytech Disclosure Schedule, during the past seven (7) years, Sensytech has not been known by or used any corporate, fictitious or other name in the conduct of Sensytech’s business.

      4.2     Capitalization.

      (a) The authorized capital stock of Sensytech consists of: (i) 25,000,000 shares of Sensytech capital stock, $.01 par value per share, of which 6,750,989 shares of Sensytech Common Stock were issued and outstanding as of June 4, 2004. All of such issued and outstanding shares are validly issued and are fully paid, nonassessable and free of preemptive rights. All of the Sensytech Common Stock and other securities of Sensytech have been granted, offered, sold and issued in compliance with applicable foreign, state and federal laws.

      (b) Except as set forth in Section 4.2 of the Sensytech Disclosure Schedule, there are no outstanding subscriptions, options, calls, contracts, commitments, understandings, restrictions, arrangements, stock appreciation rights (SARs), phantom stock, rights or warrants, including any right of conversion or exchange under any outstanding security, instrument or other agreement and also including any rights plan or other anti-takeover agreement, obligating Sensytech to issue, deliver or sell, or cause to be issued, delivered or sold, additional shares of Sensytech Capital Stock, or obligating Sensytech to grant, extend or enter into any such agreement or commitment. There are no voting trusts, proxies or other agreements or understandings to which Sensytech is a party or is bound with respect to the voting of any shares of Sensytech Capital Stock.

      (c) The Board of Directors of Sensytech has not declared any dividend or distribution with respect to the Sensytech Capital Stock, the record or payment date for which is on or after the date of this Agreement.

      (d) Except as set forth in Section 4.2 (d) of the Sensytech Disclosure Schedule, as of the date hereof, (i) no bonds, debentures, notes or other indebtedness of Sensytech having the right to vote are issued or outstanding, and (ii) there are no outstanding contractual obligations of Sensytech or any of its Subsidiaries to repurchase, redeem or otherwise acquire any shares of Sensytech Capital Stock or any shares of capital stock of any of Subsidiary of Sensytech.

      (e) The Sensytech Common Stock is quoted on the Nasdaq National Market. No other securities of Sensytech or any of its Subsidiaries are listed or, to Sensytech’s knowledge, quoted for trading on any United States domestic or foreign securities exchange.

      4.3     Subsidiaries. Except as set forth in Section 4.3 of the Sensytech Disclosure Schedule,

(a) Each Subsidiary of Sensytech is a corporation duly incorporated (or an entity duly formed) and organized, validly existing and in good standing under the laws of its jurisdiction of incorporation or organization, as the case may be, and has all corporate, partnership or other entity derived powers and all governmental licenses, authorizations, permits, consents and approvals required to carry on its business as now conducted, except for those licenses, authorizations, permits, consents and approvals the absence of which would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on Sensytech. Each Subsidiary of Sensytech is duly qualified to do business as a foreign corporation or entity, as the case may be, and is in good standing in each jurisdiction where such qualification is necessary, except for those jurisdictions where failure to be so qualified would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on Sensytech. No Subsidiary of Sensytech is in default in any respect in the performance, observation or fulfillment of any provision of its certificate or articles of incorporation or bylaws (or similar organizational documents). Other than its Subsidiaries, Sensytech does not beneficially own or control, directly or indirectly, 5% or more of any class of equity or similar securities of any corporation or other entity whether incorporated or unincorporated. No securities issued by any Subsidiary of Sensytech are registered or required to be registered with the SEC under the Exchange Act and since January 1, 2000, no securities issued by any Subsidiary of Sensytech have been issued under a registration statement filed with the SEC under the Securities Act.

(b) All of the outstanding shares of capital stock of, or other voting securities or ownership interests in, each Subsidiary of Sensytech is owned by Sensytech, directly or indirectly, free and clear of any Lien and free of any other limitation or restriction (including, any restriction on the right to vote, sell or otherwise dispose of such capital stock or other voting securities or ownership interests), other than any restrictions imposed under the Securities Act. There are no outstanding (i) securities of Sensytech or any of its Subsidiaries convertible into or exchangeable for shares of capital stock or other voting securities or ownership interests in any of Sensytech’s Subsidiaries or (ii) options or other rights to acquire from Sensytech or any of its Subsidiaries, or other obligations of Sensytech or any of its Subsidiaries to issue, any capital stock or other voting securities or ownership interests in, or any securities convertible into or exchangeable for any capital stock or other voting securities or ownership interests in, any of Sensytech’s Subsidiaries. There are no outstanding obligations of Sensytech or any of its Subsidiaries to repurchase, redeem or otherwise acquire any of the securities referred to in clauses (i) or (ii) of this Section 4.3(b).

      4.4     Authority; Non-Contravention; Approval. Except as set forth in Section 4.4 of the Sensytech Disclosure Schedule,

(a) Sensytech has full corporate power and authority to enter into this Agreement and, subject to the Sensytech Stockholders’ Approval and the Required Statutory Approvals, to consummate the transactions contemplated hereby. At the Closing, Acquisition Sub will have full corporate power and authority, subject to the Sensytech Stockholders’ Approval and the Required Statutory Approvals, to consummate the transactions contemplated hereby. The Board of Directors of Sensytech (i) unanimously has determined that this Agreement, the Merger and the transactions contemplated hereby are fair to, and in the best interests of, Sensytech and its stockholders, (ii) unanimously has approved this Agreement and declared it advisable and (iii) unanimously has resolved to recommend that the stockholders of Sensytech approve and adopt this Agreement, the Merger and the transactions contemplated hereby. The portion of the minutes of the meetings of the Board of Directors of Sensytech at which the Agreement, the Merger and the transactions contemplated hereby were discussed, reviewed and approved, as previously delivered to Argon, are a materially accurate account of the proceedings described therein which took place at such meetings. At the Closing, the Board of Directors of Acquisition Sub will have declared the Merger and the transactions contemplated hereby advisable and will have approved this Agreement, the Merger and the transactions contemplated hereby. No other corporate proceedings on the part of Sensytech or Acquisition Sub are necessary to authorize the execution and delivery of this Agreement or, except for the Sensytech Stockholders’ Approval, for the consummation by Sensytech and Acquisition Sub of the transactions contemplated hereby. Sensytech has duly executed and delivered this Agreement and, assuming the due authorization, execution and delivery thereof by Argon, this Agreement constitutes a valid and legally binding agreement of Sensytech enforceable against it in accordance with its terms, except as such enforcement may be limited by (i) bankruptcy, insolvency, reorganization, moratorium or other similar laws affecting or relating to enforcement of creditors’ rights generally and (ii) general equitable principles.

(b) The execution and delivery of this Agreement by Sensytech does not violate, conflict with or result in a breach of any provision of, or constitute a default (or an event which, with notice or lapse of time or both, would constitute a default) under, or result in the termination of, or accelerate the performance required by, or result in a right of termination or acceleration under, or give rise to any obligation to make payments or provide compensation under, or result in the creation of any Lien upon any of the properties or assets of Sensytech under any of the terms, conditions or provisions of (i) the respective charters, by-laws, partnership agreements, trust declarations, or other similar organizational instruments of Sensytech or any of its Subsidiaries, (ii) any statute, law, ordinance, rule, regulation, judgment, decree, order, injunction, writ, permit or license of any court or governmental authority applicable to Sensytech or any of its Subsidiaries or any of their respective properties or assets or (iii) any note, bond, mortgage, indenture, deed of trust, license, franchise, permit, concession, contract, lease, partnership agreement, joint venture agreement or other instrument, obligation or agreement of any kind to which Sensytech or any of its Subsidiaries is now a party or by which Sensytech or any of its Subsidiaries or any of their respective properties or assets may be bound or affected, other than, in the case of this clause (iii), where the default, termination or acceleration will not have an Material Adverse Effect on Sensytech. The consummation by Sensytech and Acquisition Sub of the transactions contemplated by this Agreement will not result in any violation, conflict, breach, termination, acceleration or creation of Liens under any of the terms, conditions or provisions described in clauses (i) through (iii) of the preceding sentence, subject (A) in the case of the terms, conditions or provisions described in clause (ii) above, to obtaining (prior to the Effective Time) Required Statutory Approvals and the Sensytech Stockholders’ Approval and (B) in the case of the terms, conditions or provisions described in clause (iii) above, to obtaining (prior to the Effective Time) consents from lessors or other third parties that are listed in the Sensytech Disclosure Schedule, other than where such violation, conflict, breach termination, acceleration or creation of a Lien will not have a Material Adverse Effect on Sensytech.

(c) Except for Required Statutory Approvals, filings with the SEC and the Nasdaq Stock Market, no declaration, filing or registration with, or notice to, or authorization, consent or approval of, any governmental or regulatory body or authority is necessary for the execution and delivery of this Agreement by Sensytech or the consummation by Sensytech and Acquisition Sub of the transactions contemplated thereby.

(d) The affirmative vote of the holders of a majority of the outstanding shares of Sensytech Common Stock (the “Sensytech Stockholders’ Approval”) is the only vote of the holders of any class or series of Sensytech Capital Stock necessary to approve the Merger and the consummation of the transactions contemplated hereby.

      4.5     SEC Matters.

      (a) Sensytech has previously delivered (except to the extent such filings are publicly available on the EDGAR system) to Argon each registration statement, report, proxy statement or information statement (other than preliminary materials) filed by Sensytech with the SEC since January 1, 1999, each in the form (including exhibits and any amendments thereto) filed with the SEC prior to the date hereof. In addition, Sensytech has previously delivered to Argon all comment letters received by the Company by the SEC staff since January 1, 1999 and all responses to such comment letters by or on behalf of Sensytech. Sensytech has timely filed all forms, reports and documents required to be filed by it with the SEC pursuant to relevant securities statutes, regulations, policies and rules since January 1, 1999 (collectively, the “Sensytech Reports”). As of their respective dates (or, if amended, supplemented or superseded by a filing prior to the date of this Agreement, as of the date so amended, supplemented or superseded), the Sensytech Reports (i) were prepared in accordance with the applicable requirements of the Securities Act, the Exchange Act, and the rules and regulations thereunder and complied with the requirements thereof including all of the then applicable accounting requirements and (ii) did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements made therein, in the light of the circumstances under which they were made, not misleading. Each of the consolidated balance sheets included in the Sensytech Reports (including the related notes and schedules) fairly presents in all material respects the consolidated financial position of Sensytech and its Subsidiaries as of its date and each of the consolidated statements of operations, cash flows and stockholders’ equity included in the Sensytech Reports (including any related notes and schedules) fairly presents in all material respects the results of operations, cash flows or changes in stockholders’ equity, as the case may be, of Sensytech and its Subsidiaries for the periods set forth therein, in each case in accordance with generally accepted accounting principles consistently applied during the periods involved, except, in the case of unaudited statements, for normal year-end audit adjustments that were not, or with respect to any such statement contained in any Sensytech Reports to be filed after the date hereof are not reasonably expected to be, material in amount or effect. PriceWaterhouseCoopers LLP (“PWC”), which has expressed its opinion with respect to the financial statements of Sensytech and its Subsidiaries included in the Sensytech Reports (including the related notes) to the extent required by the federal securities laws, is and has been throughout the periods covered by such financial statements “independent” with respect to the Company within the meaning of Regulation S-X and in compliance with subsections (g) through (i) of Section 10A of the Exchange Act and the related rules of the SEC and the Public Company Accounting Oversight Board. Section 4.6 of the Sensytech Disclosure Schedule lists all non-

audit services performed by PWC for Sensytech and its Subsidiaries since January 1, 1999. The principal executive officer of Sensytech and the principal financial officer of Sensytech (and each former principal officer or principal financial officer of Sensytech) have made the certifications required by Sections 302 and 906 of the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”), and the rules and regulations of the SEC promulgated thereunder with respect to the Sensytech Reports filed since such certifications have been required. For purposes of the preceding sentence, “principal executive officer” and “principal financial officer” shall have the meanings given to such terms in the Sarbanes-Oxley Act. Neither Sensytech nor any of its Subsidiaries has been a party to any securitization transactions or “off-balance sheet arrangements” (as defined in Item 303 of Regulation S-K of the Exchange Act) at any time since January 1, 1999.

      (b) Sensytech maintains disclosure controls and procedures to the extent presently required by Rule 13a-15 or 15d-15 under the Exchange Act; such controls and procedures are effective to ensure that all material information concerning Sensytech and its Subsidiaries is made known on a timely basis to the individuals responsible for the preparation of Sensytech’s filings with the SEC and other public disclosure documents. Since January 1, 1999, Sensytech has not received notice from the SEC or any other Governmental Entity that any of its accounting policies or practices are the subject of any review, inquiry, investigation or challenge, other than comments from the SEC on Sensytech filings which comments have either been satisfied or withdrawn by the SEC and other than routine government contract reviews.

      (c) Sensytech has not filed any report with the SEC or any other securities regulatory authority or any securities exchange or other self regulatory authority that, as of the date of this Agreement, remains confidential.

      (d) Each of Sensytech and its Subsidiaries maintains accurate books and records reflecting its assets and liabilities and maintains proper and adequate internal accounting controls which provide assurance that (i) transactions are executed with management’s authorization; (ii) transactions are recorded as necessary to permit preparation of the consolidated financial statements of Sensytech and to maintain accountability for Sensytech’s consolidated assets; (iii) access to its assets is permitted only in accordance with management’s authorization; (iv) the reporting of its assets is compared with existing assets at regular intervals; and (v) proper and adequate procedures are implemented to effect the collection thereof on a current and timely basis.

      (e) Sensytech has not, since July 30, 2002, extended or maintained credit, arranged for the extension of credit, or modified or renewed an extension of credit, in the form of a personal loan to or for any director or executive officer (or equivalent thereof) of Sensytech in violation of Section 202 of the Sarbanes-Oxley Act. Section 4.5(e) of the Sensytech Disclosure Schedule identifies any loan or extension of credit maintained by Sensytech to which the second sentence of Section 13(k)(1) of the Exchange Act applies.

      4.6     Absence of Undisclosed Liabilities. Except as set forth in Section 4.6 of the Sensytech Disclosure Schedule, Sensytech did not have at September 30, 2003, nor, to the knowledge of Sensytech, has it incurred since that date, any liabilities or obligations (whether absolute, accrued, contingent or otherwise) of any nature, and there is no existing condition, situation or circumstance that reasonably could be expected to result in such a liability or obligation, except liabilities, obligations, contingencies, conditions, situations or circumstances which (a) are disclosed in, or reflected in the financial statements included in, the Sensytech Reports, or (b) were incurred after September 30, 2003 in the ordinary course of business and consistent with past practices, in each case, which would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on Sensytech.

      4.7     Absence of Certain Changes or Events. Except as set forth in or contemplated by this Agreement or the Sensytech Disclosure Schedule, since September 30, 2003, Sensytech has not suffered or experienced any Material Adverse Effect. Since September 30, 2003, Sensytech has not engaged in any transaction of a kind or taken any action that would be prohibited (or otherwise would require the consent of Argon) pursuant to Section 6.1(a), Section 6.1(b), Section 6.1(c), Section 6.1(d)(ii), Section 6.1(d)(iii), Section 6.1(d)(iv), Section 6.1(d)(v), Section 6.1(f), Section 6.1(g), Section 6.1(h), Section 6.1(i),

Section 6.1(k), Section 6.1(l), Section 6.1(m) and Section 6.1(n) if such transaction occurred after the date hereof and prior to the Closing, except for matters (a) set forth in Section 4.7 of the Sensytech Disclosure Schedule, or (b) disclosed in the Sensytech Reports.

      4.8     Litigation. There are no claims, suits, actions or proceedings pending or, to the knowledge of Sensytech, threatened against, relating to or affecting Sensytech before any court, governmental department, commission, agency, instrumentality or authority or any arbitrator that seek to restrain or enjoin the consummation of the Merger or seek other relief or remedy with respect to the Merger. Neither Sensytech nor any of its Subsidiaries is subject to any judgment, decree, injunction, rule or order of any court, governmental department, commission, agency, instrumentality or authority, or any arbitrator. Except as disclosed in Section 4.8 of the Sensytech Disclosure Schedule, there are no (i) claims, suits, actions or proceedings pending against Sensytech or any of its Subsidiaries, which, individually or together with any related claims, suits, actions or proceedings, involve, or would reasonably be expected to involve, amounts exceeding $100,000, or (ii) to the knowledge of Sensytech, investigations or threatened claims, suits, actions or proceedings against Sensytech or any of its Subsidiaries which, individually or together with any related investigations, claims, suits, actions or proceedings, involve, or would reasonably be expected to involve, amounts exceeding $100,000.

      4.9     No Violation of Law. Neither Sensytech nor any of its Subsidiaries is in violation of or has been given notice or been charged with any violation of, any law, statute, order, rule, regulation, ordinance or judgment of any governmental or regulatory body or authority, which violation could have a Material Adverse Effect on Sensytech. Except as set forth on Section 4.9 of the Sensytech Disclosure Schedule, Sensytech and its Subsidiaries have all permits, licenses, approvals, authorizations of and registrations (collectively, “Permits”) with and under all laws, and from all Governmental Entities, required by Sensytech and its Subsidiaries to carry on their respective businesses as currently conducted.

      4.10     Compliance with Agreements. Except as set forth in Section 4.10 of the Sensytech Disclosure Schedule, neither Sensytech nor any of its Subsidiaries is in breach or violation of or in default in the performance or observance of any term or provision of, and no event has occurred which, with lapse of time or action by a third party, could result in a default under, (a) the charter or by-laws of Sensytech or (b) the contracts, commitments, agreements, leases, licenses, and other instruments of Sensytech or its Subsidiaries, and Sensytech has not received any notice of any such breach, violation, default or event, other than breaches, violations or defaults which would not have a Material Adverse Effect on Sensytech. To the knowledge of Sensytech, there exists no breach, violation, default in performance or obligation on the party of any other party to any material contract, commitment, agreement, lease, license or other instrument of Sensytech or its Subsidiaries.

      4.11     Taxes. Except as set forth in Section 4.11 of the Sensytech Disclosure Schedule,

(a) Sensytech and its Subsidiaries have (i) duly filed with the appropriate Governmental Entities all Tax Returns required to be filed, and such filed Tax Returns are correct and complete in all material respects, (ii) duly paid in full or made adequate provision for the payment of all Taxes for all applicable periods and (iii) duly withheld and paid all Taxes required by applicable law to have been withheld and paid in connection with amounts paid or owing to any employee, independent contractor, creditor, or other third party. No claim has ever been made by an authority in a jurisdiction where any of Sensytech or its Subsidiaries does not file Tax Returns that it is or may be subject to taxation by that jurisdiction. The liabilities and reserves for Taxes reflected in the balance sheet included in the Sensytech Reports are adequate to cover all Taxes of Sensytech and its Subsidiaries for all periods ending at or prior to the date of such balance sheet, and there are no material Liens for Taxes upon any property or asset of either of Sensytech or any of its Subsidiaries, except for Liens for Taxes not yet due. No audit or administrative or judicial Tax proceeding is pending or being conducted with respect to Sensytech or any of its Subsidiaries. Neither Sensytech nor any Subsidiary has received any written notice indicating an intent to open an audit or other review, a request for information related to Tax matters, or notice of deficiency or proposed adjustment for any amount of Tax proposed, asserted or assessed. Sensytech has delivered to Argon correct and complete copies of all federal income Tax Returns filed for 2000, 2001 and 2002, and for all other open years. There are no unresolved issues of law or fact which, to the knowledge of Sensytech, exist or which arise out of a notice of deficiency, proposed deficiency or assessment from the Internal Revenue Service or any other governmental taxing authority with respect to Taxes of Sensytech or its Subsidiaries. Neither Sensytech nor any of its Subsidiaries has waived any statute of limitations in respect of Taxes or agreed to any extension of time with respect to a Tax assessment or deficiency, other than waivers and extensions which are no longer in effect. Neither Sensytech nor any of its Subsidiaries has any request for a material ruling in respect of Taxes pending before any Governmental Entity. Neither Sensytech nor any of its Subsidiaries (i) is a party to any agreement providing for the allocation, sharing or indemnification of Taxes with any entity that is not, directly or indirectly, Sensytech or a wholly owned Subsidiary of Sensytech and (ii) does not have any liability for Taxes of any Person as a transferee or successor, by contract or otherwise. Neither Sensytech nor any of its Subsidiaries has any liability for Taxes on gains required to be recognized under Section 355(e) of the Code or has made any election under Section 341(f) of the Code.

(b) Neither Sensytech nor any Subsidiary is a party to any agreement, contract, arrangement or plan that has resulted or would result, whether as a result of the Merger or the other transactions contemplated by this Agreement, separately or in the aggregate, in the payment of (i) any “excess parachute payment” within the meaning of Code Section 280G, or (ii) any amount that will not be fully deductible as a result of Code Section 162(m).

(c) Neither Sensytech nor any of its Subsidiaries has any net operating loss, net capital loss, unused investment or other credit, unused foreign tax, or excess charitable contribution.

(d) None of Sensytech nor any of its Subsidiaries will be required to include any item of income in, or exclude any item of deduction from, taxable income for any taxable period (or portion thereof) ending after the Closing Date as a result of any: (A) change in method of accounting for a taxable period ending on or prior to the Closing Date; (B) “closing agreement” as described in Code §7121 (or any corresponding or similar provision of state, local or foreign income Tax law) executed on or prior to the Closing Date; (C) intercompany transactions or any excess loss account described in Treasury Regulations under Code §1502 (or any corresponding or similar provision of state, local or foreign income Tax law); (D) installment sale or open transaction disposition made on or prior to the Closing Date; or (E) prepaid amount received on or prior to the Closing Date.

      4.12     Tax Treatment. Neither Sensytech nor any of its Subsidiaries has taken or agreed to take any action, or is aware of any fact or circumstance with respect to Sensytech or its Subsidiaries, that would prevent the Merger from qualifying as a reorganization within the meaning of Section 368(a) of the Code.

      4.13     Employee Benefit Plans; ERISA.

      (a) (1) Section 4.13 of the Sensytech Disclosure Schedule lists (A) each plan, program, arrangement, practice and policy under which one, or more than one, current or former officer, employee or director of Sensytech or a Subsidiary of Sensytech has any right to employment, to purchase or receive any stock or other securities of Sensytech or a Subsidiary of Sensytech or to receive any compensation (whether in the form of cash or stock or otherwise) or benefits of any kind or description whatsoever in any material amount or under which Sensytech or a Subsidiary of Sensytech has any material liability and (B) each employee benefit plan within the meaning set forth in Section 3(3) of ERISA under which the Sensytech or a Subsidiary has any liability. Each such plan, program, arrangement, practice and policy shall be referred to individually as a “Sensytech Plan” and collectively as the “Sensytech Plans”.

      (b) Sensytech has delivered to Argon (i) a current, complete and accurate copy of each Sensytech Plan which is set forth in writing (and any related trust, insurance contract or other funding arrangement) and a written summary of each Sensytech Plan which is not set forth in writing and (ii) a copy of the three (3) most recent Annual Reports (Form 5500) and all related exhibits and reports for each Sensytech Plan which is subject to ERISA.

      (c) No Sensytech Plan is subject to Title IV of ERISA or Section 412 of the Code, and no Sensytech Plan is a multiemployer plan within the meaning of Section 414(f) of the Code or a plan described in Section 413(c) of the Code, and neither Sensytech nor any of its Subsidiaries has ever sponsored or been required to contribute to any plan subject to Title IV of ERISA, Section 412 of the Code, Section 414(f) of the Code or Section 413(c) of the Code.

      (d) There have been no prohibited transactions within the meaning of Section 406 or Section 407 of ERISA or Section 4975 of the Code with respect to any of the Sensytech Plans that could result in penalties, taxes, liabilities or indemnification obligations, and there has been no other event, or more than one other event, with respect to any Sensytech Plan that could result in any liability for Sensytech or any Subsidiary related to any excise Taxes under the Code or to any liabilities under ERISA.

      (e) Each Sensytech Plan which is intended to be qualified under Section 401(a) of the Code has received a favorable determination letter from the Internal Revenue Service on the plan as currently in effect or has pending an application for such a determination letter from the Internal Revenue Service on the plan as currently in effect, or has been adopted as a prototype plan that received a favorable opinion letter from the Internal Revenue Service, and Sensytech is not aware of any reason likely to result in the revocation of any favorable determination letter or opinion letter which has been received or in the Internal Revenue Service declining to issue a favorable determination letter on a pending application. Sensytech has provided to Argon a copy of the most recent Internal Revenue Service favorable determination letter or opinion letter with respect to each such Sensytech Plan and, if such letter does not cover a Sensytech Plan as currently in effect, a copy of the application to the Internal Revenue Service for such a letter.

      (f) Except as set forth in Section 4.13 of the Sensytech Disclosure Schedule, each Sensytech Plan has been maintained and administered in substantial compliance with its terms and with the requirements prescribed by any and all statutes, orders, rules and regulations, including but not limited to ERISA and the Code, which are applicable to such Sensytech Plan or to Sensytech or any Subsidiary as a sponsor, a plan administrator or a fiduciary of such Sensytech Plan. If a former Sensytech Plan has been terminated by or all or any part of the liabilities of the Sensytech or any Subsidiary for any current or former Sensytech Plan have been transferred to another employer, such termination or transfer was properly effected, and neither Sensytech nor any of its Subsidiaries has any further liability with respect to such termination or transfer.

      (g) Except as set forth in Section 4.13 of the Sensytech Disclosure Schedule, neither the requisite corporate or stockholder approval of, nor the consummation of, the transactions contemplated by this Agreement will (either alone or together with any other event, including, any termination of employment) entitle any current or former officer, employee, director or other independent contractor of Sensytech or a Subsidiary to any change in control payment or benefit, transaction bonus or similar benefit or severance pay or accelerate the time of payment or vesting or trigger any payment or funding (through a grantor trust or otherwise) of compensation or benefits under, increase the amount payable or trigger any other material obligation pursuant to, any Sensytech Plan.

      (h) Except as set forth in Section 4.13 of the Sensytech Disclosure Schedule, neither Sensytech nor any Subsidiary has any liability in respect of post-retirement health, medical or life insurance benefits for any current or former officer, employee, director or independent contractor, except as required to avoid excise Tax under Section 4980B of the Code and as required by COBRA.

      (i) All contributions and other payments due from Sensytech or any Subsidiary with respect to each Sensytech Plan have been made or paid in full or are shown in the Sensytech Reports, and all of the assets which have been set aside in a trust, escrow account or insurance company separate account to satisfy any obligations under any Sensytech Plan are shown on the books and records of each such trust or account at their current fair market value as of the most recent valuation date for such trust or account, and the fair market value of all such assets as of each such valuation date equals or exceeds the present value of any obligation under any Sensytech Plan.

      (j) There are no pending or threatened claims with respect to a Sensytech Plan (other than routine and reasonable claims for benefits made in the ordinary course of the plan’s operations) or with respect to the terms and conditions of employment or termination of employment of any current or former officer, employee or independent contractor of Sensytech or a Subsidiary, which claims could reasonably be expected to result in any material liability to Sensytech or a Subsidiary, and no audit or investigation by any domestic or foreign governmental or other law enforcement agency is pending or, to the knowledge of Sensytech or a Subsidiary, has been proposed with respect to any Sensytech Plan.

      (k) Section 4.13 of the Sensytech Disclosure Schedule sets forth a list of the Persons (other than subcontractors) who were performing services for Sensytech or a Subsidiary of Sensytech on March 31, 2004 who were classified by Sensytech as independent contractors. Each Person who performs, or has performed, services for Sensytech or a Subsidiary as an employee or as an independent contractor is, or has been, properly classified as an employee or as an independent contractor, except where failure to properly classify such Person(s) would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on Sensytech. Each Person (other than a subcontractor) currently classified as an independent contractor is terminable on not more than thirty (30) days notice, without any obligation to pay severance or a termination. Each Person who performs, or has performed, services for Sensytech or a Subsidiary as an independent contractor has entered into customary covenants regarding confidentiality, non-competition and assignment of inventions and copyrights, except where the failure to do so would not have a Material Adverse Effect on Sensytech.

      (l) Vesting for options which are outstanding under any employee or director stock option or stock purchase plan or arrangement of Sensytech (the “Sensytech Stock Option Plans”), including accelerated vesting which will occur at the Effective Time, has been effected in accordance with the terms of the plans and with all applicable Laws, and the interests in or shares available for issuance under each such Sensytech Stock Option Plan are properly registered pursuant to the Securities Act on a Form S-8.

      4.14     Labor; Employment Matters.

      (a) Except as set forth in Section 4.14(a) of the Sensytech Disclosure Schedule, neither Sensytech nor any Subsidiary is a party to any collective bargaining agreement or other contract or agreement with any group of employees, labor organization or other representative of any of the employees of Sensytech or any Subsidiary and, to the knowledge of Sensytech, there are no organizational efforts presently being made involving any of the employees of Sensytech or its Subsidiaries. To the knowledge of Sensytech, no executive or key employee of Sensytech listed on Section 4.14(a) of the Sensytech Disclosure Schedule has any plan to terminate his or her employment with Sensytech or has threatened to do so. Sensytech and its Subsidiaries have complied with all laws relating to employment and labor, including, any provisions thereof relating to wages, hours, collective bargaining and the payment of social security and similar Taxes. No person has asserted that Sensytech or any of its Subsidiaries is liable for any arrears of wages or any Taxes or penalties for failure to comply with any of such laws.

      (b) Section 4.14(b) of the Sensytech Disclosure Schedule sets forth a list of all employees of Sensytech and its Subsidiaries as of the date hereof showing for each as of the date hereof the employee’s name, job title or description, salary level (including any bonus or deferred compensation arrangements other than arrangements under which payments are at the discretion of Sensytech) and also showing any bonus, commission or other remuneration, other than salary, paid during Sensytech’s last fiscal year. Except as set forth on Section 4.14(b) of the Sensytech Disclosure Schedule, none of such employees is a party to a written employment agreement or contract with Sensytech or any Subsidiary. Except as set forth on Section 4.14(b) of the Sensytech Disclosure Schedule, each such employee has entered into Sensytech’s standard form of employee non-disclosure agreement, a copy of which has been previously delivered to Argon.

      4.15     Real Estate.

      (a) Section 4.15(a) of the Sensytech Disclosure Schedule sets forth the address of all real property owned by Sensytech or any Subsidiary of Sensytech as of the date hereof (the “Sensytech Owned Real

Property”). Sensytech or one of its Subsidiaries, as applicable, holds good and marketable title to the Sensytech Owned Real Property, free and clear of all Liens except for (i) Liens for current Taxes or assessments that are not yet delinquent, (ii) builder, mechanic, warehousemen, materialmen, contractor, landlord, workmen, repairmen, carrier or other similar Liens arising and continuing in the ordinary course of business for obligations that are not yet delinquent, (iii) the rights, if any, of vendors having equipment associated with equipment financed by the Sensytech and its Subsidiaries, (iv) Liens arising from the receipt by Sensytech and its Subsidiaries of progress payments by the United States government, (v) Liens securing rental payments under capital lease arrangements and (vi) other Liens which would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on Sensytech.

      (b) Section 4.15(b) of the Sensytech Disclosure Schedule sets forth the address of all real property in which Sensytech or any Subsidiary of Sensytech holds a leasehold or subleasehold estate (the “Sensytech Leased Real Property”; the leases or subleases for such Sensytech Leased Real Property being referred to as the “Sensytech Leases”). Sensytech has delivered to Argon a true and complete copy of each of the Leases, and in the case of any oral Sensytech Lease, a written summary of the material terms of such Sensytech Lease. With respect to each of the Sensytech Leases: (i) Sensytech or such Subsidiary, as applicable, holds good and marketable title to the leasehold or subleasehold interest thereunder; (ii) neither Sensytech nor any Subsidiary has assigned, subleased, mortgaged, deeded in trust or otherwise transferred or encumbered such Sensytech Lease, or any interest therein, except as set forth in Section 4.15 of the Sensytech Disclosure Schedule; and (iii) Sensytech has not waived any rights which would be in effect on or after the date hereof. No event has occurred which either entitles, or would, on notice or lapse of time or both, entitle any other party to any Sensytech Lease to declare a default or to accelerate, or which does accelerate, the maturity of any indebtedness of Sensytech or any Subsidiary under any Sensytech Lease. Section 4.15(b) of the Sensytech Disclosure Schedule sets forth any consents, waivers or other approvals required to be obtained by Sensytech or its Subsidiaries as a result of the Merger so that the Sensytech Leases will continue in accordance with their terms following the Merger.

      4.16     Environmental Matters.

      (a) Except as set forth in Section 4.16 of the Sensytech Disclosure Schedule, Sensytech and its Subsidiaries have conducted their business in material compliance with all Environmental Laws, including having all permits, licenses and other approvals and authorizations necessary for the operation of their business as presently conducted. Sensytech and its Subsidiaries have not received any notices, demand letters or requests for information from any Governmental Entity indicating that Sensytech or any of its Subsidiaries may be in violation of, or liable under, any Environmental Law. There are no, and have not been any, civil, criminal or administrative actions, suits, demands, claims, hearings, investigations or proceedings pending or to the knowledge of Sensytech, threatened against Sensytech or any of its Subsidiaries relating to any violation of or liability under, or alleged violation of or liability under, any Environmental Law. Neither Sensytech nor any of its Subsidiaries has disposed of Hazardous Substances at a location that requires remediation under Environmental Laws. There has been no Release of Hazardous Substances at any property currently owned or operated by Sensytech or its Subsidiaries, nor, to Sensytech’s knowledge has there been a Release of Hazardous Substances at any property formerly owned or operated by Sensytech or its Subsidiaries during the period of such ownership or operation.

      (b) There has been no environmental investigation, study, audit, test, review or other analysis conducted by or on behalf of Sensytech or any of its Subsidiaries of which Sensytech has knowledge in relation to the current or prior business of Sensytech or any of its Subsidiaries or any property or facility now or previously owned or leased by Sensytech or any of its Subsidiaries.

      (c) Except as set forth on Section 4.16 of the Sensytech Disclosure Schedule, neither Sensytech nor any of its Subsidiaries has assumed, contractually or by operation of law, any liabilities or obligations under any Environmental Law, other than the obligation to comply with said Law.

      (d) For purposes of this Section 4.16, the terms “Sensytech” and “Subsidiary” shall include any entity that is, in whole or in part, a predecessor in interest of Sensytech or any of its Subsidiaries under applicable corporate law.

      4.17     Contracts and Commitments; Suppliers and Customers.

      (a) Except for contracts, commitments, agreements, leases, licenses, and other instruments disclosed in Section 4.17(a) of the Sensytech Disclosure Schedule (collectively, the “Sensytech Material Contracts”), neither Sensytech nor any of its Subsidiaries is a party to or bound by: (a) any agreements with any present stockholder, employee, officer or director (or former stockholder, employee, officer or director) under which there remain at the date hereof obligations to be performed by Sensytech or any of its Subsidiaries; (b) any material agreements with a consultant, sales representative, agent or dealer terminable more than upon 30 days written notice; (c) agreements or indentures relating to the borrowing of money or the deferred purchase price of property (in either case whether or not secured in any way), or any guarantee of any of the foregoing which involve in each case more than $100,000; (d) any partnership, joint venture, profit-sharing (except pursuant to a Sensytech Plan) or similar agreement; (e) contracts, not entered into in the ordinary course of business on an arm’s-length basis, that are material to Sensytech; (f) any collective bargaining agreements, memoranda or understanding, settlements or other labor agreements with any union or labor organization applicable to Sensytech, its Affiliates or their employees; (g) any agreements or arrangements for the acquisition or sale of any business of Sensytech entered into since January 1, 1999 (or, without regard to such date, to the extent any indemnification or similar obligations of Sensytech or any of its Subsidiaries exist as of the date of this Agreement) or any such agreement or arrangement, regardless of when such agreement or arrangement was entered into, that has not yet been consummated or in respect of which Sensytech or any of its Subsidiaries has any remaining obligations (whether by merger, sale or purchase of assets or stock, consolidation, share exchange or otherwise); (h) any agreement which imposes material non-competition or non-solicitation restrictions, or any “exclusivity” or similar provision or covenant on Sensytech, including any organizational conflict of interest prohibition, restriction, representation, warranty or notice provision or any other restriction on future contracting set forth in Sensytech’s Government Contracts; (i) any employment, severance or other similar agreement which contains a change of control or “golden parachute” provision; and (j) any other agreements to which Sensytech or any of its Subsidiaries is a party or by which they or any of their assets are bound and which involves consideration or other obligation in excess of $150,000 annually.

      (b) Except as set forth on Section 4.17(b) of the Sensytech Disclosure Schedule, neither Sensytech nor any of its Subsidiaries has received notice of an intention by any party to any Sensytech Material Contract that provides for a continuing obligation by any party thereto to terminate such Sensytech Material Contract or amend the terms thereof, other than modifications in the ordinary course of business that do not adversely affect Sensytech or any of its Subsidiaries. Since January 1, 2000 (i) no supplier or customer of Sensytech or any of its Subsidiaries has canceled or otherwise terminated its relationship with Sensytech or any of its Subsidiaries, except for such cancellations and terminations that, individually or in the aggregate, would not have a Material Adverse Effect on Sensytech, (ii) to the knowledge of Sensytech, no supplier or customer of Sensytech or any of its Subsidiaries has provided written notice to Sensytech or any of its Subsidiaries of its intent either to terminate its relationship with Sensytech or any of its Subsidiaries or to cancel any material agreement with Sensytech or any of its Subsidiaries, except for such terminations and cancellations that, individually or in the aggregate, would not have, a Material Adverse Effect on Sensytech, (iii) to the knowledge of Sensytech, none of the suppliers of Sensytech or any of its Subsidiaries is unable to continue to supply the products or services supplied to Sensytech or any of its Subsidiaries by such supplier, except for such inabilities that, individually or in the aggregate, would not have, a Material Adverse Effect on Sensytech, and (iv) except as set forth in Section 4.17(b) of the Sensytech Disclosure Schedule, Sensytech and its Subsidiaries have no direct or indirect ownership interest in any supplier or customer of Sensytech or any of its Subsidiaries that is material to Sensytech and its Subsidiaries taken as a whole.

      4.18     Intellectual Property Rights.

      (a) Section 4.18(a) of the Sensytech Disclosure Schedule sets forth all United States and foreign patents and currently pending patent applications, trademark and service mark registrations and applications, internet domain name registrations and applications and copyright registrations and applications owned or licensed by Sensytech and its Subsidiaries or otherwise used or held for use by Sensytech, specifying as to each item, as applicable (i) the nature of the item, including the title, (ii) the owner of the item, (iii) the jurisdiction in which the item is issued or registered or in which an application for issuance or registration has been filed and (iv) the issuance, registration or application numbers and dates. Section 4.18(a) of the Sensytech Disclosure Schedule also sets forth all licenses, sublicenses and other agreements or permissions under which Sensytech or any of its Subsidiaries is a licensee or otherwise is authorized to use any Intellectual Property Rights of a third party entered into by Sensytech or any of its Subsidiaries or otherwise affecting the business of Sensytech or any of its Subsidiaries, other than licenses which are included in the use of the product, equipment or machinery.

      (b) (i) Except as set forth in Section 4.18 of the Sensytech Disclosure Schedule, Sensytech and its Subsidiaries own all right, title and interest in or have valid and enforceable rights to use, by license or other agreement, all of the Intellectual Property Rights that are currently used in the conduct of Sensytech’s or any of its Subsidiary’s business, free of all liens, pledges, charges, options, rights of first refusal, security interests or other encumbrances of any kind, (ii) no action, claim, arbitration, proceeding, audit, hearing, investigation, litigation or suit (whether civil, criminal, administrative, investigative or informal) has commenced, been brought or heard by or before any Governmental Entity or arbitrator or is pending or is threatened in writing by any third Person with respect to any Intellectual Property Rights owned or used by Sensytech or any of its Subsidiaries in connection with their respective businesses as currently conducted, including any of the foregoing that alleges that the operation of any such business infringes, misappropriates, impairs, dilutes or otherwise violates the rights of others, and there are no grounds for the same, and Sensytech and its Subsidiaries are not subject to any outstanding injunction, judgment, order, decree, ruling, charge, settlement, or other dispute involving any third Person’s Intellectual Property Rights, and (iii) to the knowledge of Sensytech, no Person has infringed, misappropriated or otherwise violated, or is infringing, misappropriating or otherwise violating, any Intellectual Property Rights owned or used by Sensytech or any of its Subsidiaries in connection with their respective businesses as currently conducted, and neither Sensytech nor any of its Subsidiaries has brought or threatened to bring any such claims, suits, arbitrations or other adversarial proceedings against any third party that remain unresolved. All of the material Intellectual Property owned or used by Sensytech or any of its Subsidiaries prior to the Closing will be owned or available for use by Sensytech and its Subsidiaries immediately after the Closing on substantially the same terms and conditions as prior to the Closing.

      (c) For purposes of this Agreement, “Intellectual Property Rights” means any or all rights in, arising out of or associated with any of the following: (i) all United States, international and foreign patents and patent applications (including all reissues, reexaminations, divisionals, renewals, extensions, provisionals, continuations, continuations-in-part, patent disclosures, mask works and integrated circuit topographies) and all equivalents thereof; (ii) all computer software (including source and object code) and related documentation, confidential information, trade secrets, inventions (whether patentable or not), business information, customer lists, know how, show how, technology and all documentation relating to any of the foregoing; (iii) all United States and foreign copyrights, copyright registrations and applications therefor in both published and unpublished works; (iv) all United States and foreign trademarks and service marks (whether or not registered), trade names, designs, logos, slogans and general intangibles of like nature, together with all goodwill appurtenant thereto, and applications for registration of any of the foregoing; and (v) Internet domain name registrations and applications therefor.

      4.19     Antitakeover Law Inapplicable. No antitakeover or similar statute or regulation of the State of Delaware or any other state or jurisdiction applies or purports to apply to the Merger and the transactions contemplated hereby.

      4.20     Government Contracts.

      (a) Section 4.20(a) of the Sensytech Disclosure Schedule sets forth a true and correct list of each Government Contract which is in effect as of the date hereof (including each Government Contract with a total contract value exceeding $100,000 which has been fully performed but has not yet been closed out) to which Sensytech or any of its Subsidiaries is a party (the “Sensytech Government Contracts”) and each Government Bid to which Sensytech or any of its Subsidiaries is a party and for which an award has not been issued 30 days or more prior to the date of this Agreement (the “Sensytech Government Bids”). With respect to each such Sensytech Government Contract and Sensytech Government Contract Bid, Section 4.20(a) of the Sensytech Disclosure Schedule shall list (i) the Sensytech internal job number, (ii) a description of such Contract or Bid and (iii) the total contract value or total estimated contract value.

      (b) Except as set forth in Section 4.20(b) of the Sensytech Disclosure Schedule: (A) Sensytech and its Subsidiaries have complied, in all material respects, with the terms and conditions of each Sensytech Government Contract and Sensytech Government Bid; (B) Sensytech and its Subsidiaries have complied in all material respects, with the requirements of any statute, rule, regulation or policy pertaining to any such Sensytech Government Contract or Sensytech Government Bid; (C) all representations and certifications made by Sensytech or any of its Subsidiaries with respect to any such Sensytech Government Contract or Sensytech Government Bid were accurate in every material respect as of their effective date and Sensytech and its Subsidiaries have fully complied with all such representations and certifications in all material respects; and (D) no termination or default, cure notice, show cause notice, suspension of work notice or stop work order has been issued and remains unresolved with respect to any such Sensytech Government Contract or Sensytech Government Bid.

      (c) Except as set forth in Section 4.20(c) of the Sensytech Disclosure Schedule: (A) neither Sensytech or any of its Subsidiaries nor any of their respective directors, officers, employees, consultants or agents is (or during the last five years has been) under administrative, civil or criminal investigation or indictment by any Governmental Entity with respect to the conduct of the business of Sensytech or any of its Subsidiaries; (B) to the knowledge of Sensytech, there is no pending audit or investigation of Sensytech or any of its Subsidiaries or any of their respective officers, employees or representatives, nor within the last five years has there been any audit or investigation of Sensytech or any of its Subsidiaries or any of their respective officers, employees or representatives, with respect to any alleged material irregularity, misstatement or omission arising under or relating to any Government Contract or Government Bid; and (C) during the last five years, neither Sensytech nor any of its Subsidiaries has made any voluntary disclosure in writing to any other Governmental Entity with respect to any material alleged irregularity, misstatement or omission arising under or relating to a Government Contract or Government Bid.

      (d) Except as set forth in Section 4.20(d) of the Sensytech Disclosure Schedule, there are (A) no outstanding material claims or requests for equitable adjustments against Sensytech or any of its Subsidiaries, either by any Governmental Entity or by any prime contractor, subcontractor, vendor or other third party arising under or relating to any Sensytech Government Contract or Sensytech Government Bid, and (B) no outstanding material claims, requests for equitable adjustments or disputes between Sensytech or any of its Subsidiaries, on the one hand, and any Governmental Entity, on the other hand, under the Contract Disputes Act or any other federal statute or between Sensytech or any of its Subsidiaries, on the one hand, and any prime contractor, subcontractor or vendor, on the other hand, arising under or relating to any such Sensytech Government Contract or Sensytech Government Bid.

      (e) Except as set forth in Section 4.20(e) of the Sensytech Disclosure Schedule, the Sensytech Government Contracts are not the subject of bid or award protest proceedings, and, to the knowledge of Sensytech, no Sensytech Government Contract is reasonably likely to become the subject of bid or award protest proceedings.

      (f) No Person has notified Sensytech or any of its Subsidiaries that any Governmental Entity intends to seek Sensytech’s agreement to lower rates under any Sensytech Government Contract or Sensytech Government Bid.

      (g) Neither Sensytech nor any of its Subsidiaries has ever been, nor is now, suspended, debarred or otherwise ineligible or proposed for suspension or debarment from bidding on any Government Contract. No suspension or debarment actions with respect to Government Contracts have been commenced or to the knowledge of Sensytech, threatened against Sensytech or any of its officers or employees.

      (h) No negative determination of responsibility has been issued against Sensytech or any of its Subsidiaries during the past three (3) years with respect to any quotation, bid or proposal for a Government Contract.

      (i) Except as set forth on Section 4.20(i) of the Sensytech Disclosure Schedule, to the knowledge of Sensytech, since January 1, 1998, neither Sensytech nor any of its Subsidiaries has undergone and is not undergoing any audit, inspection, survey or examination of records by any Governmental Entity including but not limited to the General Accounting Office, the DCAA, any state or federal agency Inspector General, the contracting officer with respect to any Government Contract or the Department of Justice (including the United States Attorney General) relating to any Government Contract.

      (j) Sensytech and its Subsidiaries are in compliance with all national security obligations, including, without limitation, those specified in the National Industrial Security Program Operating Manual, DOD 5220.22-M (January 1995). To the knowledge of Sensytech, neither Sensytech nor any of its Subsidiaries has, within the last five (5) years, received any invalidation of a facility clearance or other adverse action of a Governmental Entity with respect to any facility clearance or any adverse determination with respect to personal security clearances for officers or directors of Sensytech.

      (k) Neither Sensytech nor any of its Subsidiaries has knowledge of any claim, potential claim or potential liability for defective pricing, false statements or false claims with respect to any of their Government Contracts.

      4.21     Relations with Governments. Neither Sensytech nor any of its Subsidiaries, nor to the knowledge of Sensytech any director, officer, agent or employee of Sensytech or any of its Subsidiaries, has (a) used any funds of Sensytech for unlawful contributions, gifts, gratuities, entertainment or other unlawful expenses related to political activity, (b) made any unlawful payment or unlawfully offered anything of value to foreign or domestic government officials or employees or to foreign or domestic government officials or employees or to foreign or domestic political parties or campaigns, (c) made any other unlawful payment, or (d) violated any applicable export control, money laundering or anti-terrorism law or regulation, nor have any of them otherwise taken any action which would cause Sensytech or any of its Subsidiaries to be in violation of the Foreign Corrupt Practices Act of 1977, as amended, or any applicable law of similar effect.

      4.22     Import/ Export Compliance. Each of Sensytech and its Subsidiaries is in compliance with all United States import and export laws and regulations, including those specified in the International Traffic in Arms Regulations and Export Administration Regulations. Except as set forth on Section 4.22 of the Sensytech Disclosure Schedule, neither Sensytech nor any of Subsidiaries has, within the last five (5) years, violated any United States import or export laws, or been the subject of an investigation or inquiry or subject to civil or criminal penalties imposed by a Governmental Entity or made a voluntary disclosure with respect to violations of such laws.

      4.23     Organizational Conflict of Interest. To the knowledge of Sensytech, in the past six (6) years neither Sensytech nor any of its Subsidiaries has had access to non-public information or provided systems engineering, technical direction, consultation, technical evaluation, source selection services or services of any type, or prepared specifications or statements of work, or engaged in any other conduct that would create in any current Governmental Entity procurement an actual or potential “organizational conflict of interest” (as set forth in Federal Acquisition Regulation Subpart 9.5) with Sensytech or any of its Subsidiaries.

      4.24     No Existing Discussions. As of the date of this Agreement, Sensytech or its officers, directors, agents or representatives is engaged, directly or indirectly, in any negotiations or discussions with other parties with respect to an Acquisition Proposal

      4.25     Advisors’ Fees. Except for Ryan Beck & Co. Inc. (“Ryan Beck”), a copy of whose engagement agreement has been provided to Argon prior to the date of this Agreement, there is no investment banker, broker, finder, financial advisor or other intermediary that has been retained by or is authorized to act on behalf of Sensytech or any of its Subsidiaries who might be entitled to any fee from Sensytech or any of its Subsidiaries (including, after the consummation of the Merger, from Argon or any of its Subsidiaries) in connection with the Merger or any of the other transactions contemplated by this Agreement.

      4.26     Opinion of Financial Advisor. Sensytech has received the verbal opinion of Ryan Beck, financial advisor to Sensytech, to the effect that, as of the date of this Agreement, the Merger is fair to the stockholders of Sensytech from a financial point of view.

      4.27     Certain Loans and Other Transactions. Except as set forth on Section 4.27 of the Sensytech Disclosure Schedule, no present or former director, officer or employee (or Person affiliated with any such director, officer or employee) of Sensytech or any of its Subsidiaries owes money to Sensytech or any of its Subsidiaries pursuant to a loan or other arrangement, other than in the ordinary course of business. Section 4.27 of the Sensytech Disclosure Schedule sets forth for each such loan or other arrangement the initial principal amount, amount outstanding as of December 31, 2002, interest rate and maturity date. Except as set forth in Sensytech Reports, since January 1, 2000, no event has occurred that would be required to be reported as a “Certain Relationships and Related Transactions” disclosure pursuant to Item 404 of Regulation S-K promulgated by the SEC.

      4.28     Insurance. Section 4.28 of the Sensytech Disclosure Schedule sets forth all insurance policies of Sensytech and its Subsidiaries (the “Sensytech Insurance Policies”), All of the Sensytech Insurance Policies are in full force and effect and provide insurance in such amounts and against such risks as is prudent in accordance with industry practices or as is required by law. Neither Sensytech nor any of its Subsidiaries is in material breach or default, and neither Sensytech nor any of its Subsidiaries has taken any action or failed to take any action which, with notice or the lapse of time, would constitute such a breach or default, or permit termination or modification of any of the Sensytech Insurance Policies. No notice of cancellation or termination has been received by Sensytech with respect to any such Sensytech Insurance Policy other than as is customary in connection with renewals of existing Sensytech Insurance Policies.

      4.29     Disclosure. No representations or warranties by Sensytech or Acquisition Sub in this Agreement (including but not limited to the Sensytech Disclosure Schedule) or in any document, exhibit, statement or certificate or schedule which is furnished or to be furnished to Argon in connection with the Closing (i) contains or will contain any untrue statement of a material fact or (ii) omits or will omit to state, when read in conjunction with all of the information contained in this Agreement, and the Sensytech Disclosure Schedules, any fact necessary to made the statements or facts contained therein not misleading. There is no fact which either Sensytech or Acquisition Sub have not disclosed to Argon which could be reasonably expected to have a Material Adverse Effect on Sensytech.

      4.30     No Additional Representations. Sensytech acknowledges that neither Argon nor any other Person advising or acting on behalf of Argon, or any Affiliate of Argon, has made any representation or warranty, express or implied, as to the accuracy or completeness of any information regarding Argon or the business conducted by Argon, except as expressly set forth in this Agreement.

ARTICLE 5

REPRESENTATIONS AND WARRANTIES OF ARGON

      Argon represents and warrants to Sensytech and Acquisition Sub as follows:

      5.1     Organization and Qualification. Argon is a corporation duly organized, validly existing and in good standing under the laws of the Commonwealth of Virginia. Argon has the requisite corporate power and authority to own, lease and operate its assets and properties and to carry on its business as it is now being conducted. Argon is qualified to do business and is in good standing in each jurisdiction in which the properties owned, leased or operated by it or the nature of the business conducted by it makes such qualification necessary, except where the failure to be so qualified and in good standing would not have a Material Adverse Effect on Argon. Each such jurisdiction is set forth on Section 5.1 of the Argon Disclosure Schedule. True, accurate and complete copies of each of Argon’s charter documents and bylaws, in each case as in effect on the date hereof, including all amendments thereto, have heretofore been delivered to Sensytech. Except as set forth on Section 5.1 of the Argon Disclosure Schedule, during the past seven (7) years, Argon has not been known by or used any corporate, fictitious or other name in the conduct of Argon’s business.

      5.2     Capitalization.

      (a) The authorized capital stock of Argon consists of: (i) 1,000,000 shares of Argon Class A Common Stock, 530,200 of which are issued and outstanding as of the date hereof; and (ii) 14,000,000 shares of Argon Class B Common Stock, 5,587,117 of which are issued and outstanding as of the date hereof. All of such issued and outstanding shares are validly issued and are fully paid, nonassessable and free of preemptive rights. All of the Argon Common Stock and other securities of Argon have been granted, offered, sold and issued in compliance with applicable foreign, state and federal laws.

      (b) Except as set forth in Section 5.2(b) of the Argon Disclosure Schedule, there are no outstanding subscriptions, options, calls, contracts, commitments, understandings, restrictions, arrangements, stock appreciation rights (SARs), phantom stock, rights or warrants, including any right of conversion or exchange under any outstanding security, instrument or other agreement and also including any rights plan or other anti-takeover agreement, obligating Argon to issue, deliver or sell, or cause to be issued, delivered or sold, additional shares of Argon Capital Stock, or obligating Argon to grant, extend or enter into any such agreement or commitment. There are no voting trusts, proxies or other agreements or understandings to which Argon is a party or is bound with respect to the voting of any shares of Argon Capital Stock.

      (c) Except as set forth in Section 5.2(c) of the Argon Disclosure Schedule, the Board of Directors of Argon has not declared any dividend or distribution with respect to Argon Capital Stock the record or payment date for which is on or after the date of this Agreement.

      (d) Except as set forth on Section 5.2(d) of the Sensytech Disclosure Schedule, as of the date hereof, (i) no bonds, debentures, notes or other indebtedness of Argon having the right to vote are issued or outstanding, and (ii) there are no outstanding contractual obligations of Argon or any of its Subsidiaries to repurchase, redeem or otherwise acquire any shares of Argon Capital Stock or any shares of capital stock of any of Subsidiary of Argon.

      5.3     Subsidiaries. Except as set forth in Section 5.3 of the Argon Disclosure Schedule,

(a) Each Subsidiary of Argon is a corporation duly incorporated (or an entity duly formed) and organized, validly existing and in good standing under the laws of its jurisdiction of incorporation or organization, as the case may be, and has all corporate, partnership or other entity derived powers and all governmental licenses, authorizations, permits, consents and approvals required to carry on its business as now conducted, except for those licenses, authorizations, permits, consents and approvals the absence of which would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on Argon. Each Subsidiary of Argon is duly qualified to do business as a foreign corporation or entity, as the case may be, and is in good standing in each jurisdiction where such qualification is necessary, except for those jurisdictions where failure to be so qualified would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on Argon. No Subsidiary of Argon is in default in any respect in the performance, observation or fulfillment of any provision of its certificate or articles of incorporation or bylaws (or similar organizational documents). Other than its Subsidiaries, Argon does not beneficially own or control, directly or indirectly, 5% or more of any class of equity or similar securities of any corporation or other entity whether incorporated or unincorporated. No securities issued by any Subsidiary of Argon are registered or required to be registered with the SEC under the Exchange Act, and since

January 1, 2000, no securities issued by any Subsidiary of Argon have been issued under a registration statement filed with the SEC under the Securities Act.

(b) All of the outstanding capital stock of, or other voting securities or ownership interests in, each Subsidiary of Argon is owned by Argon, directly or indirectly, free and clear of any Lien and free of any other limitation or restriction (including, any restriction on the right to vote, sell or otherwise dispose of such capital stock or other voting securities or ownership interests), other than any restrictions imposed under the Securities Act. There are no outstanding (i) securities of Argon or any of its Subsidiaries convertible into or exchangeable for shares of capital stock or other voting securities or ownership interests in any of Argon’s Subsidiaries or (ii) options or other rights to acquire from Argon or any of its Subsidiaries, or other obligations of Argon or any of its Subsidiaries to issue, any capital stock or other voting securities or ownership interests in, or any securities convertible into or exchangeable for any capital stock or other voting securities or ownership interests in, any of Argon’s Subsidiaries. There are no outstanding obligations of Argon or any of its Subsidiaries to repurchase, redeem or otherwise acquire any of the securities referred to in clauses (i) or (ii) of this Section 5.3(b).

      5.4     Authority; Non-Contravention; Approval. Except as set forth in Section 5.4 of the Argon Disclosure Schedule,

(a) Argon has full corporate power and authority to enter into this Agreement and, subject to the Argon Stockholders’ Approval and the Required Statutory Approvals, to consummate the transactions contemplated hereby. The Board of Directors of Argon (i) unanimously determined that this Agreement, the Merger and the transactions contemplated hereby are fair to and in the best interests of Argon and its stockholders, respectively, (ii) unanimously approved this Agreement and declared it advisable and (iii) unanimously resolved to recommend that the Argon stockholders approve and adopt this Agreement, the Merger and the transactions contemplated hereby, and such resolutions shall be in force and effect and neither rescinded nor superseded prior to or as of the Closing Date. No other corporate proceedings on the part of Argon are necessary to authorize the execution and delivery of this Agreement or, except for the Argon Stockholders’ Approval, the consummation by Argon of the transactions contemplated hereby. Argon has duly executed and delivered this Agreement and, assuming the due authorization, execution and delivery thereof by Sensytech, this Agreement constitutes a valid and legally binding agreement of Argon enforceable against them in accordance with its terms, except as such enforcement may be limited by (i) bankruptcy, insolvency, reorganization, moratorium or other similar laws affecting or relating to enforcement of creditors’ rights generally and (ii) general equitable principles.

(b) The execution and delivery of this Agreement by Argon does not violate, conflict with or result in a breach of any provision of, or constitute a default (or an event which, with notice or lapse of time or both, would constitute a default) under, or result in the termination of, or accelerate the performance required by, or result in a right of termination or acceleration under, or give rise to any obligation to make payments or provide compensation under, or result in the creation of any Lien upon any of the properties or assets of Argon under any of the terms, conditions or provisions of (i) the respective charters, by-laws, partnership agreements, trust declarations, or other similar organizational instruments of Argon or any of its Subsidiaries, (ii) any statute, law, ordinance, rule, regulation, judgment, decree, order, injunction, writ, permit or license of any court or governmental authority applicable to Argon or any of its Subsidiaries or any of their respective properties or assets or (iii) any note, bond, mortgage, indenture, deed of trust, license, franchise, permit, concession, contract, lease, partnership agreement, joint venture agreement or other instrument, obligation or agreement of any kind to which Argon or any of its Subsidiaries is now a party or by which Argon or any of its Subsidiaries or any of their respective properties or assets may be bound or affected, other than, in the case of this clause (iii), where the default, termination or acceleration will not have a Material Adverse Effect on Argon. The consummation by Argon of the transactions contemplated by this Agreement will not result in any violation, conflict, breach, termination, acceleration or creation of Liens under any of the terms, conditions or provisions described in clauses (i) through (iii) of the preceding sentence, subject (A) in the case of the terms, conditions or provisions described in clause (ii) above, to obtaining (prior to the Effective Time) Required Statutory Approvals and the Argon Stockholders’ Approval and (B) in the case of the terms, conditions or provisions described in clause (iii) above, to obtaining (prior to the Effective Time) consents from lessors or other third parties that are listed in the Argon Disclosure Schedule, other than where such violation, conflict, breach, termination, acceleration or creation of a Lien will not have a Material Adverse Effect on Argon.

(c) Except for Required Statutory Approvals, no declaration, filing or registration with, or notice to, or authorization, consent or approval of, any governmental or regulatory body or authority is necessary for the execution and delivery of this Agreement by Argon or the consummation by Argon of the transactions contemplated thereby.

(d) The affirmative vote of the holders of (i) two-thirds (2/3) of the outstanding shares of Argon Class A Common Stock and (ii) two-thirds of the outstanding shares of Argon Class B Common Stock (collectively, the “Argon Stockholders’ Approval”) is the only vote of the holders of any class or series of Argon Capital Stock necessary to approve the Merger and the consummation of the transactions contemplated hereby.

      5.5     Absence of Undisclosed Liabilities. Except as set forth in Section 5.5 of the Argon Disclosure Schedule, Argon did not have at September 30, 2003, nor, to the knowledge of Argon, has it incurred since that date, any liabilities or obligations (whether absolute, accrued, contingent or otherwise) of any nature, and there is no existing condition, situation or circumstance that reasonably could be expected to result in such a liability or obligation, except liabilities, obligations, contingencies, conditions, situations or circumstances which were incurred after September 30, 2003 in the ordinary course of business and consistent with past practices, in each case, which would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on Argon.

      5.6     Absence of Certain Changes or Events. Except as set forth in or contemplated by this Agreement or the Argon Disclosure Schedule, since September 30, 2003, Argon has not suffered or experienced any Material Adverse Effect. Since September 30, 2003, Argon has not engaged in any transaction of a kind or taken any action that would be prohibited (or otherwise would require the consent of Sensytech) pursuant to Section 6.1(a), Section 6.1(b), Section 6.1(c), Section 6.1(d)(ii), Section 6.1(d)(iii), Section 6.1(d)(iv), Section 6.1(d)(v), Section 6.1(f), Section 6.1(g), Section 6.1(h), Section 6.1(i), Section 6.1(k), Section 6.1(l), Section 6.1(m) and Section 6.1(n) if such transaction occurred after the date hereof and prior to the Closing, except for matters set forth in Section 5.6 of the Argon Disclosure Schedule.

      5.7     Litigation. There are no claims, suits, actions or proceedings pending or, to the knowledge of Argon, threatened against, relating to or affecting Argon before any court, governmental department, commission, agency, instrumentality or authority or any arbitrator that seek to restrain or enjoin the consummation of the Merger or seek other relief or remedy. Neither Argon nor any of its Subsidiaries is subject to any judgment, decree, injunction, rule or order of any court, governmental department, commission, agency, instrumentality or authority, or any arbitrator. Except as disclosed in Section 5.7 of the Argon Disclosure Schedule, there are no (i) claims, suits, actions or proceedings pending against Argon or any of its Subsidiaries which, individually or together with any related claims, suits, actions or proceedings, involve, or would reasonably be expected to involve, amounts exceeding $100,000, or (ii) to the knowledge of Argon, investigations or threatened claims, suits, actions or proceedings against Argon or any of its Subsidiaries which, individually or together with any related investigations, claims, suits, actions or proceedings, involve, or would reasonably be expected to involve, amounts exceeding $100,000.

      5.8     No Violation of Law. Neither Argon nor any of its Subsidiaries is in violation of or has been given notice or been charged with any violation of, any law, statute, order, rule, regulation, ordinance or judgment of any governmental or regulatory body or authority which could have a Material Adverse Effect on Sensytech. Except as set forth on Section 5.8 of the Argon Disclosure Schedule, Argon and its

Subsidiaries have all Permits, with and under all laws, and from all Governmental Entities, required by Argon and its Subsidiaries to carry on their respective businesses as currently conducted.

      5.9     Compliance with Agreements. Except as set forth in Section 5.9 of the Argon Disclosure Schedule, neither Argon nor any of its Subsidiaries is in breach or violation of or in default in the performance or observance of any term or provision of, and no event has occurred which, with lapse of time or action by a third party, could result in a default under, (a) the charter or by-laws of Argon or (b) the contracts, commitments, agreements, leases, licenses, and other instruments of Argon or its Subsidiaries, other than breaches, violations or defaults which would not have a Material Adverse Effect on Argon, and Argon has not received any notice of any such breach, violation, default or event. To the knowledge of Argon, there exists no breach, violation, default in performance or obligation on the party of any other party to any material contract, commitment, agreement, lease, license or other instrument of Argon or its Subsidiaries.

      5.10     Taxes. Except as set forth in Section 5.10 of the Argon Disclosure Schedule,

(a) Argon and its Subsidiaries have (i) duly filed with the appropriate Governmental Entities all Tax Returns required to be filed, and such filed Tax Returns are correct and complete in all material respects, (ii) duly paid in full or made adequate provision for the payment of all Taxes for all applicable periods and (iii) duly withheld and paid all Taxes required by applicable law to have been withheld and paid in connection with amounts paid or owing to any employee, independent contractor, creditor, or other third party. No claim has ever been made by an authority in a jurisdiction where any of Argon or its Subsidiaries does not file Tax Returns that it is or may be subject to taxation by that jurisdiction. The liabilities and reserves for Taxes reflected in the balance sheet included in the Argon Reports are adequate to cover all Taxes of Argon and its Subsidiaries for all periods ending at or prior to the date of such balance sheet, and there are no material Liens for Taxes upon any property or asset of either of Argon or any of its Subsidiaries, except for Liens for Taxes not yet due. No audit or administrative or judicial Tax proceeding is pending or being conducted with respect to Argon or any of its Subsidiaries. Neither Argon nor any Subsidiary has received any written notice indicating an intent to open an audit or other review, a request for information related to Tax matters, or notice of deficiency or proposed adjustment for any amount of Tax proposed, asserted or assessed. Argon has delivered to Sensytech correct and complete copies of all federal income Tax Returns filed for 2000, 2001 and 2002, and for all other open years. There are no unresolved issues of law or fact which, to the knowledge of Argon, exist or which arise out of a notice of deficiency, proposed deficiency or assessment from the Internal Revenue Service or any other governmental taxing authority with respect to Taxes of Argon or its Subsidiaries. Neither Argon nor any of its Subsidiaries has waived any statute of limitations in respect of Taxes or agreed to any extension of time with respect to a Tax assessment or deficiency, other than waivers and extensions which are no longer in effect. Neither Argon nor any of its Subsidiaries has any request for a material ruling in respect of Taxes pending before any Governmental Entity. Neither Argon nor any of its Subsidiaries (i) is a party to any agreement providing for the allocation, sharing or indemnification of Taxes with any entity that is not, directly or indirectly, Argon or a wholly owned Subsidiary of Argon and (ii) does not have any liability for Taxes of any Person as a transferee or successor, by contract or otherwise. Neither Argon nor any of its Subsidiaries has any liability for Taxes on gains required to be recognized under Section 355(e) of the Code or has made any election under Section 341(f) of the Code.

(b) Neither Argon nor any Subsidiary is a party to any agreement, contract, arrangement or plan that has resulted or would result, whether as a result of the Merger or the other transactions contemplated by this Agreement, separately or in the aggregate, in the payment of (i) any “excess parachute payment” within the meaning of Code Section 280G, or (ii) any amount that will not be fully deductible as a result of Code Section 162(m).

(c) Neither Argon nor any of its Subsidiaries has any net operating loss, net capital loss, unused investment or other credit, unused foreign tax, or excess charitable contribution.

(d) None of Argon nor any of its Subsidiaries will be required to include any item of income in, or exclude any item of deduction from, taxable income for any taxable period (or portion thereof) ending after the Closing Date as a result of any: (A) change in method of accounting for a taxable period ending on or prior to the Closing Date; (B) “closing agreement” as described in Code §7121 (or any corresponding or similar provision of state, local or foreign income Tax law) executed on or prior to the Closing Date; (C) intercompany transactions or any excess loss account described in Treasury Regulations under Code §1502 (or any corresponding or similar provision of state, local or foreign income Tax law); (D) installment sale or open transaction disposition made on or prior to the Closing Date; or (E) prepaid amount received on or prior to the Closing Date, except for prepaid amounts received on or prior to the Closing Date in the ordinary course of business consistent with past practice.

      5.11     Tax Treatment. Neither Argon nor any of its Subsidiaries has taken or agreed to take any action, or is aware of any fact or circumstance with respect to Argon or its Subsidiaries, that would prevent the Merger from qualifying as a reorganization within the meaning of Section 368(a) of the Code.

      5.12     Employee Benefit Plans; ERISA.

      (a) (1) Section 5.12 of the Argon Disclosure Schedule lists (A) each plan, program, arrangement, practice and policy under which one, or more than one, current or former officer, employee or director of Argon or a Subsidiary of Argon has any right to employment, to purchase or receive any stock or other securities of Argon or a Subsidiary of Argon or to receive any compensation (whether in the form of cash or stock or otherwise) or benefits of any kind or description whatsoever in any material amount or under which Argon or a Subsidiary of Argon has any material liability and (B) each employee benefit plan within the meaning set forth in Section 3(3) of ERISA under which the Argon or a Subsidiary has any liability. Each such plan, program, arrangement, practice and policy shall be referred to individually as a “Argon Plan” and collectively as the “Argon Plans.”

      (b) Argon has delivered to Sensytech (i) a current, complete and accurate copy of each Argon Plan which is set forth in writing (and any related trust, insurance contract or other funding arrangement) and a written summary of each Argon Plan which is not set forth in writing and (ii) a copy of the three (3) most recent Annual Reports (Form 5500) and all related exhibits and reports) for each Argon Plan which is subject to ERISA.

      (c) No Argon Plan is subject to Title IV of ERISA or Section 412 of the Code, and no Argon Plan is a multiemployer plan within the meaning of Section 414(f) of the Code or a plan described in Section 414(c) of the Code, and neither Argon nor any of its Subsidiaries has ever sponsored or been required to contribute to a plan subject to Title IV of ERISA, Section 412 of the Code, Section 414(f) of the Code or Section 413(c) of the Code.

      (d) There have been no prohibited transactions within the meaning of Section 506 or Section 407 of ERISA or Section 4975 of the Code with respect to any of the Argon Plans that could result in penalties, taxes, liabilities or indemnification obligations, and there has been no other event, or more than one other event, with respect to any Argon Plan that could result in any liability for Argon or any Subsidiary related to any excise Taxes under the Code or to any liabilities under ERISA.

      (e) Each Argon Plan which is intended to be qualified under Section 401(a) of the Code has received a favorable determination letter from the Internal Revenue Service on the plan as currently in effect or has pending an application for such a determination letter from the Internal Revenue Service on the plan as currently in effect, or has been adopted as a prototype plan that received a favorable opinion letter from the Internal Revenue Service, and Argon is not aware of any reason likely to result in the revocation of any favorable determination letter or opinion letter which has been received or in the Internal Revenue Service declining to issue a favorable determination letter or opinion letter on a pending application. Argon has provided to Sensytech a copy of the most recent Internal Revenue Service favorable determination letter with respect to each such Argon Plan and, if such letter does not cover a

Argon Plan as currently in effect, a copy of the application to the Internal Revenue Service for such a letter.

      (f) Except as set forth in Section 5.12 of the Argon Disclosure Schedule, each Argon Plan has been maintained and administered in substantial compliance with its terms and with the requirements prescribed by any and all statutes, orders, rules and regulations, including but not limited to ERISA and the Code, which are applicable to such Argon Plan or to Argon or any Subsidiary as a sponsor, a plan administrator or a fiduciary of such Argon Plan. If a former Argon Plan has been terminated by or all or any part of the liabilities of the Argon or any Subsidiary for any current or former Argon Plan have been transferred to another employer, such termination or transfer was properly effected, and neither Argon nor any of its Subsidiaries has any further liability with respect to such termination or transfer.

      (g) Except as set forth in Section 5.12 of the Argon Disclosure Schedule, neither the requisite corporate or stockholder approval of, nor the consummation of, the transactions contemplated by this Agreement will (either alone or together with any other event, including, any termination of employment) entitle any current or former officer, employee, director or other independent contractor of Argon or a Subsidiary to any change in control payment or benefit, transaction bonus or similar benefit or severance pay or accelerate the time of payment or vesting or trigger any payment or funding (through a grantor trust or otherwise) of compensation or benefits under, increase the amount payable or trigger any other material obligation pursuant to, any Argon Plan.

      (h) Except as set forth in Section 5.12 of the Argon Disclosure Schedule, neither Argon nor any Subsidiary has any liability in respect of post-retirement health, medical or life insurance benefits for any current or former officer, employee, director or independent contractor except as required to avoid excise Tax under Section 4980B of the Code and as required by COBRA.

      (i) All contributions and other payments due from Argon or any Subsidiary with respect to each Argon Plan have been made or paid in full or are reflected in the Argon Financial Statements, and all of the assets which have been set aside in a trust, escrow account or insurance company separate account to satisfy any obligations under any Argon Plan are shown on the books and records of each such trust or account at their current fair market value as of the most recent valuation date for such trust or account, and the fair market value of all such assets as of each such valuation date equals or exceeds the present value of any obligation under any Argon Plan.

      (j) There are no pending or threatened claims with respect to a Argon Plan (other than routine and reasonable claims for benefits made in the ordinary course of the plan’s operations) or with respect to the terms and conditions of employment or termination of employment of any current or former officer, employee or independent contractor of Argon or a Subsidiary, which claims could reasonably be expected to result in any material liability to Argon or a Subsidiary, and no audit or investigation by any domestic or foreign governmental or other law enforcement agency is pending or, to the knowledge of Argon, has been proposed with respect to any Argon Plan.

      (k) Section 5.12 of the Argon Disclosure Schedule sets forth a list of the Persons (other than subcontractors) who were performing services for Argon or a Subsidiary of Argon on March 31, 2004 who were classified by Argon as independent contractors. Each Person who performs, or has performed, services for Argon or a Subsidiary as an employee or as an independent contractor is, or has been, properly classified as an employee or as an independent contractor, except where failure to properly classify such Person(s) would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on Argon. Each Person (other than a subcontractor) currently classified as an independent contractor is terminable on not more than thirty (30) days notice, without any obligation to pay severance or a termination fee. Each Person who performs, or has performed, services for Argon or a Subsidiary as an independent contractor has entered into customary covenants regarding confidentiality, non-competition and assignment of inventions and copyrights, except where the failure to do so would not have a Material Adverse Effect on Argon.

      (l) Vesting for options which are outstanding under any employee or director stock option or stock purchase plan or arrangement of Argon (the “Argon Stock Option Plans”), has been effected in accordance with the terms of the plans and with all applicable Laws.

      5.13     Labor; Employment Matters.

      (a) Except as set forth in Section 5.13 (a) of the Argon Disclosure Schedule, neither Argon nor any Subsidiary is a party to any collective bargaining agreement or other contract or agreement with any group of employees, labor organization or other representative of any of the employees of Argon or any Subsidiary and, to the knowledge of Argon, there are no organizational efforts presently being made involving any of the employees of Argon or its Subsidiaries. To the knowledge of Argon, no executive or key employee of Argon listed on Section 5.13(a) of the Argon Disclosure Schedule has any plan to terminate his or her employment with Argon or has threatened to do so. Argon and its Subsidiaries have complied with all laws relating to employment and labor, including, any provisions thereof relating to wages, hours, collective bargaining and the payment of social security and similar Taxes. No person has asserted that Argon or any of its Subsidiaries is liable for any arrears of wages or any Taxes or penalties for failure to comply with any of such laws.

      (b) Section 5.13(b) of the Argon Disclosure Schedule sets forth a list of all employees of Argon and its Subsidiaries as of the date hereof showing for each as of the date hereof the employee’s name, job title or description, salary level (including any bonus or deferred compensation arrangements other than arrangements under which payments are at the discretion of Argon) and also showing any bonus, commission or other remuneration other than salary paid during Argon’s last fiscal year. Except as set forth on Section 5.13(b) of the Argon Disclosure Schedule, none of such employees is a party to a written employment agreement or contract with Argon or any Subsidiary. Except as set forth on Section 5.13(b) of the Argon Disclosure Schedule, each such employee has entered into Argon’s standard form or employee non-disclosure agreement, a copy of which has been previously delivered to Sensytech.

      5.14     Real Estate.

      (a) Section 5.14 (a) of the Argon Disclosure Schedule sets forth the address of all real property owned by Argon or any Subsidiary of Argon as of the date hereof (the “Argon Owned Real Property”). Argon or one of its Subsidiaries, as applicable, holds good and marketable title to the Argon Owned Real Property, free and clear of all Liens except for (i) Liens for current Taxes or assessments that are not yet delinquent, (ii) builder, mechanic, warehousemen, materialmen, contractor, landlord, workmen, repairmen, carrier or other similar Liens arising and continuing in the ordinary course of business for obligations that are not yet delinquent, (iii) the rights, if any, of vendors having equipment associated with equipment financed by the Argon and its Subsidiaries, (iv) Liens arising from the receipt by Argon and its Subsidiaries of progress payments by the United States government, (v) Liens securing rental payments under capital lease arrangements and (vi) other Liens which would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on Argon.

      (b) Section 5.14(b) of the Argon Disclosure Schedule sets forth the address of all real property in which Argon or any Subsidiary of Argon holds a leasehold or subleasehold estate (the “Argon Leased Real Property”; the leases or subleases for such Argon Leased Real Property being referred to as the “Argon Leases”). Argon has delivered to Sensytech a true and complete copy of each of the Leases, and in the case of any oral Argon Lease, a written summary of the material terms of such Argon Lease. With respect to each of the Argon Leases: (i) Argon or such Subsidiary, as applicable, holds good and marketable title to the leasehold or subleasehold interest thereunder; (ii) neither Argon nor any Subsidiary has assigned, subleased, mortgaged, deeded in trust or otherwise transferred or encumbered such Argon Lease, or any interest therein, except as set forth in Section 5.14(b) of the Argon Disclosure Schedule; and (iii) Argon has not waived any rights which would be in effect on or after the date hereof. No event has occurred which either entitles, or would, on notice or lapse of time or both, entitle any other party to any Argon Lease to declare a default or to accelerate, or which does accelerate, the maturity of any indebtedness of Argon or any Subsidiary under any Argon Lease. Section 5.14(b) of the Argon Disclosure Schedule sets forth any consents, waivers or other approvals required to be obtained by Argon or its

Subsidiaries as a result of the Merger so that the Argon Leases will continue in accordance with their terms following the Merger.

      5.15     Environmental Matters.

      (a) Except as set forth in Section 5.15 of the Argon Disclosure Schedule, Argon and its Subsidiaries have conducted their business in material compliance with all Environmental Laws, including having all permits, licenses and other approvals and authorizations necessary for the operation of their business as presently conducted. Argon and its Subsidiaries have not received any notices, demand letters or requests for information from any Governmental Entity indicating that Argon or any of its Subsidiaries may be in violation of, or liable under, any Environmental Law. There are no, and have not been any, civil, criminal or administrative actions, suits, demands, claims, hearings, investigations or proceedings pending or to the knowledge of Argon, threatened against Argon or any of its Subsidiaries relating to any violation of or liability under, or alleged violation of or liability under, any Environmental Law. Neither Argon nor any of its Subsidiaries has disposed of Hazardous Substances at a location that requires remediation under Environmental Laws. There has been no Release of Hazardous Substances at any property currently owned or operated by Argon or its Subsidiaries, nor, to Argon’s knowledge has there been a Release of Hazardous Substances at any property formerly owned or operated by Argon or its Subsidiaries during the period of such ownership or operation.

      (b) There has been no environmental investigation, study, audit, test, review or other analysis conducted by or on behalf of Argon or any of its Subsidiaries of which Argon has knowledge in relation to the current or prior business of Argon or any of its Subsidiaries or any property or facility now or previously owned or leased by Argon or any of its Subsidiaries.

      (c) Except as set forth on Section 5.15 of the Argon Disclosure Schedule, neither Argon nor any of its Subsidiaries has assumed, contractually or by operation of law, any liabilities or obligations under any Environmental Law, other than the obligation to comply with said Law.

      (d) For purposes of this Section 5.15, the terms “Argon” and “Subsidiary” shall include any entity that is, in whole or in part, a predecessor in interest of Argon or any of its Subsidiaries under applicable corporate law.

      5.16     Contracts and Commitments; Suppliers and Customers.

      (a) Except for contracts, commitments, agreements, leases, licenses, and other instruments disclosed in Section 5.16(a) of the Argon Disclosure Schedule (collectively, the “Argon Material Contracts”), neither Argon nor any of its Subsidiaries is a party to or bound by: (a) any agreements with any present stockholder, employee, officer or director (or former stockholder, employee, officer or director to the extent there remain at the date hereof obligations to be performed by Argon or any of its Subsidiaries); (b) any material agreements with a consultant, sales representative, agent or dealer terminable upon more than 30 days written notice; (c) agreements or indentures relating to the borrowing of money or the deferred purchase price of property (in either case whether or not secured in any way), or any guarantee of any of the foregoing which involve in each case more than $100,000; (d) any partnership, joint venture, profit-sharing (except pursuant to a Argon Plan) or similar agreement; (e) contracts, not entered into in the ordinary course of business on an arm’s-length basis, that are material to Argon; (f) any collective bargaining agreements, memoranda or understanding, settlements or other labor agreements with any union or labor organization applicable to Argon, its Affiliates or their employees; (g) any agreements or arrangements for the acquisition or sale of any business of Argon entered into since January 1, 1999 (or, without regard to such date, to the extent any indemnification or similar obligations of Argon or any of its Subsidiaries exist as of the date of this Agreement) or any such agreement or arrangement, regardless of when such agreement or arrangement was entered into, that has not yet been consummated or in respect of which Argon or any of its Subsidiaries has any remaining obligations (whether by merger, sale or purchase of assets or stock, consolidation, share exchange or otherwise); (h) any agreement which imposes non-competition or non-solicitation restrictions, or any “exclusivity” or similar provision or covenant, including any organizational conflict of interest prohibition, restriction, representation, warranty or notice provision or any other restriction on future contracting set forth in the Argon Government Contracts; (i) any employment, severance or other similar agreement which contains a change of control or “golden parachute” provision; and (j) any other agreements to which Argon or any of its Subsidiaries is a party or by which they or any of their assets are bound and which involves consideration or other obligation in excess of $150,000 annually.

      (b) Except as set forth on Section 5.16(b) of the Argon Disclosure Schedule, neither Argon nor any of its Subsidiaries has received notice of an intention by any party to any Argon Material Contract that provides for a continuing obligation by any party thereto to terminate such Argon Material Contract or amend the terms thereof, other than modifications in the ordinary course of business that do not adversely affect Argon or any of its Subsidiaries. Since January 1, 2000 (i) no supplier or customer of Argon or any of its Subsidiaries has canceled or otherwise terminated its relationship with Argon or any of its Subsidiaries, except for such cancellations and terminations that, individually or in the aggregate, would not have a Material Adverse Effect on Argon, (ii) to the knowledge of Argon, no supplier or customer of Argon or any of its Subsidiaries has provided written notice to Argon or any of its Subsidiaries of its intent either to terminate its relationship with Argon or any of its Subsidiaries or to cancel any material agreement with Argon or any of its Subsidiaries, except for such terminations and cancellations that, individually or in the aggregate, would not have, a Material Adverse Effect on Argon, (iii) to the knowledge of Argon, none of the suppliers of Argon or any of its Subsidiaries is unable to continue to supply the products or services supplied to Argon or any of its Subsidiaries by such supplier, except for such inabilities that, individually or in the aggregate, would not have, a Material Adverse Effect on Argon, and (iv) except as set forth in Section 5.16(b) of the Argon Disclosure Schedule, Argon and its Subsidiaries have no direct or indirect ownership interest in any supplier or customer of Argon or any of its Subsidiaries that is material to Argon and its Subsidiaries taken as a whole.

      5.17     Intellectual Property Rights.

      (a) Section 5.17(a) of the Argon Disclosure Schedule sets forth all United States and foreign patents and currently pending patent applications, trademark and service mark registrations and applications, internet domain name registrations and applications and copyright registrations and applications owned or licensed by Argon and its Subsidiaries or otherwise used or held for use by Argon, specifying as to each item, as applicable (i) the nature of the item, including the title, (ii) the owner of the item, (iii) the jurisdiction in which the item is issued or registered or in which an application for issuance or registration has been filed and (iv) the issuance, registration or application numbers and dates. Section 5.17(a) of the Argon Disclosure Schedule also sets forth all licenses, sublicenses and other agreements or permissions under which Argon or any of its Subsidiaries is a licensee or otherwise is authorized to use any Intellectual Property Rights of a third party entered into by Argon or any of its Subsidiaries or otherwise affecting the business of Argon or any of its Subsidiaries, other than licenses which are included in the use of the product, equipment or machinery.

      (b) (i) Except as set forth in Section 5.17(b) of the Argon Disclosure Schedule, Argon and its Subsidiaries own all right, title and interest in or have valid and enforceable rights to use, by license or other agreement, all of the Intellectual Property Rights that are currently used in the conduct of Argon’s or any of its Subsidiary’s business, free of all liens, pledges, charges, options, rights of first refusal, security interests or other encumbrances of any kind, (ii) no action, claim, arbitration, proceeding, audit, hearing, investigation, litigation or suit (whether civil, criminal, administrative, investigative or informal) has commenced, been brought or heard by or before any Governmental Entity or arbitrator or is pending or is threatened in writing by any third Person with respect to any Intellectual Property Rights owned or used by Argon or any of its Subsidiaries in connection with their respective businesses as currently conducted, including any of the foregoing that alleges that the operation of any such business infringes, misappropriates, impairs, dilutes or otherwise violates the rights of others, and there are no grounds for the same, and Argon and its Subsidiaries are not subject to any outstanding injunction, judgment, order, decree, ruling, charge, settlement, or other dispute involving any third Person’s Intellectual Property Rights, and (iii) to the knowledge of Argon, no Person has infringed, misappropriated or otherwise violated, or is infringing, misappropriating or otherwise violating, any Intellectual Property Rights owned or used by Argon or any of its Subsidiaries in connection with their respective businesses as currently conducted and neither Argon nor any of its Subsidiaries has brought or threatened to bring any such claims, suits, arbitrations or other adversarial proceedings against any third party that remain unresolved. All of the material Intellectual Property owned or used by Argon or any of its Subsidiaries prior to the Closing will be owned or available for use by Argon and its Subsidiaries immediately after the Closing on substantially the same terms and conditions as prior to the Closing.

      5.18     Antitakeover Law Inapplicable. No antitakeover or similar statute or regulation of the Commonwealth of Virginia or any other state or jurisdiction applies or purports to apply to the Merger and the transactions contemplated hereby.

      5.19     Government Contracts.

      (a) Section 5.19(a) of the Argon Disclosure Schedule sets forth a true and correct list of each Government Contract which is in effect as of the date hereof (including each Government Contract with a total contract value exceeding $100,000 which has been fully performed but has not yet been closed out) to which Argon or any of its Subsidiaries is a party (the “Argon Government Contracts”) and each Government Bid to which Argon or any of its Subsidiaries is a party and for which an award has not been issued 30 days or more prior to the date of this Agreement (the “Argon Government Bids”). With respect to each such Argon Government Contract and Argon Government Bid, Section 5.19(a) of the Argon Disclosure Schedule shall list (i) the Argon internal job number, (ii) a description of such Contract or Bid and (iii) the total contract value or total estimated contract value.

      (b) Except as set forth in Section 5.19(b) of the Argon Disclosure Schedule: (A) Argon and its Subsidiaries have complied, in all material respects, with the terms and conditions of each Argon Government Contract and Argon Government Bid; (B) Argon and its Subsidiaries have complied in all material respects, with the requirements of any statute, rule, regulation or policy pertaining to any such Argon Government Contract or Argon Government Bid; (C) all representations and certifications made by Argon or any of its Subsidiaries with respect to any such Argon Government Contract or Argon Government Bid were accurate in every material respect as of their effective date and Argon and its Subsidiaries have fully complied with all such representations and certifications in all material respects; and (D) no termination or default, cure notice, show cause notice, suspension of work notice or stop work order has been issued and remains unresolved with respect to any such Argon Government Contract or Argon Government Bid.

      (c) Except as set forth in Section 5.19(c) of the Argon Disclosure Schedule: (A) neither Argon or any of its Subsidiaries nor any of their respective directors, officers, employees, consultants or agents is (or during the last five years has been) under administrative, civil or criminal investigation or indictment by any Governmental Entity with respect to the conduct of the business of Argon or any of its Subsidiaries; (B) to the knowledge of Argon, there is no pending audit or investigation of Argon or any of its Subsidiaries or any of their respective officers, employees or representatives, nor within the last five years has there been any audit or investigation of Argon or any of its Subsidiaries or any of their respective officers, employees or representatives, with respect to any alleged material irregularity, misstatement or omission arising under or relating to any Government Contract or Government Bid; and (C) during the last five years, neither Argon nor any of its Subsidiaries has made any voluntary disclosure in writing to any other Governmental Entity with respect to any material alleged irregularity, misstatement or omission arising under or relating to a Government Contract or Government Bid.

      (d) Except as set forth in Section 5.19(d) of the Argon Disclosure Schedule, there are (A) no outstanding material claims or requests for equitable adjustments against Argon or any of its Subsidiaries, either by any Governmental Entity or by any prime contractor, subcontractor, vendor or other third party arising under or relating to any Argon Government Contract or Argon Government Bid, and (B) no outstanding material claims, requests for equitable adjustments or disputes between Argon or any of its Subsidiaries, on the one hand, and any Governmental Entity, on the other hand, under the Contract Disputes Act or any other federal statute or between Argon or any of its Subsidiaries, on the one hand, and any prime contractor, subcontractor or vendor, on the other hand, arising under or relating to any such Argon Government Contract or Argon Government Bid.

      (e) Except as set forth in Section 5.19(e) of the Argon Disclosure Schedule, the Argon Government Contracts are not the subject of bid or award protest proceedings, and, to the knowledge of Argon, no Argon Government Contract is reasonably likely to become the subject of bid or award protest proceedings.

      (f) No Person has notified Argon or any of its Subsidiaries that any Governmental Entity intends to seek Argon’s agreement to lower rates under any Argon Government Contract or Argon Government Bid.

      (g) Neither Argon nor any of its Subsidiaries has ever been, nor is now, suspended, debarred or otherwise ineligible or proposed for suspension or debarment from bidding on any Government Contract. No suspension or debarment actions with respect to Government Contracts have been commenced or to the knowledge of Argon, threatened against Argon or any of its officers or employees.

      (h) No negative determination of responsibility has been issued against Argon or any of its Subsidiaries during the past three (3) years with respect to any quotation, bid or proposal for a Government Contract.

      (i) Except as set forth on Section 5.19(i) of the Argon Disclosure Schedule, to the knowledge of Argon since January 1, 1998, neither Argon nor any of its Subsidiaries has undergone and is not undergoing any audit, inspection, survey or examination of records by any Governmental Entity including but not limited to the General Accounting Office, the DCAA, any state or federal agency Inspector General, the contracting officer with respect to any Government Contract or the Department of Justice (including the United States Attorney General) relating to any Government Contract.

      (j) Argon and its Subsidiaries are in compliance with all national security obligations, including, without limitation, those specified in the National Industrial Security Program Operating Manual, DOD 5220.22-M (January 1995). To the knowledge of Argon, neither Argon nor any of its Subsidiaries has, within the last five (5) years, received any invalidation of a facility clearance or other adverse action of a Governmental Entity with respect to any facility clearance or any adverse determination with respect to personal security clearances for officers or directors of Argon.

      (k) Neither Argon nor any of its Subsidiaries has knowledge of any claim, potential claim or potential liability for defective pricing, false statements or false claims with respect to any of their Government Contracts.

      5.20     Relations with Governments. Neither Argon nor any of its Subsidiaries, nor, to the knowledge of Argon, any director, officer, agent or employee of Argon or any of its Subsidiaries, has (a) used any funds of Argon for unlawful contributions, gifts, gratuities, entertainment or other unlawful expenses related to political activity, (b) made any unlawful payment or unlawfully offered anything of value to foreign or domestic government officials or employees or to foreign or domestic government officials or employees or to foreign or domestic political parties or campaigns, (c) made any other unlawful payment, or (d) violated any applicable export control, money laundering or anti-terrorism law or regulation, nor have any of them otherwise taken any action which would cause Argon or any of its Subsidiaries to be in violation of the Foreign Corrupt Practices Act of 1977, as amended, or any applicable law of similar effect.

      5.21     Import/ Export Compliance. Each of Argon and its Subsidiaries is in compliance with all United States import and export laws and regulations, including those specified in the International Traffic in Arms Regulations and Export Administration Regulations. Except as set forth on Section 5.21 of the Argon Disclosure Schedule, neither Argon nor any of Subsidiaries has, within the last five (5) years, violated any United States import or export laws, or been the subject of an investigation or inquiry or subject to civil or criminal penalties imposed by a Governmental Entity or made a voluntary disclosure with respect to violations of such laws.

      5.22     Organizational Conflict of Interest. To the knowledge of Argon, in the past six (6) years neither Argon nor any of its Subsidiaries has had access to non-public information or provided systems engineering, technical direction, consultation, technical evaluation, source selection services or services of any type, or prepared specifications or statements of work, or engaged in any other conduct that would create in any current Governmental Entity procurement an actual or potential “organizational conflict of interest” (as set forth in Federal Acquisition Regulation Subpart 9.5) with Argon or any of its Subsidiaries.

      5.23     No Existing Discussions. As of the date of this Agreement, neither Argon nor any of its officers, directors, agents or representatives is engaged, directly or indirectly, in any negotiations or discussions with other parties with respect to an Acquisition Proposal.

      5.24     Advisors’ Fees. Except for Houlihan Lokey Howard & Zukin Capital, Inc. (“Houlihan”), a copy of whose engagement agreement has been provided to Sensytech prior to the date of this Agreement, there is no investment banker, broker, finder, financial advisor or other intermediary that has been retained by or is authorized to act on behalf of Argon or any of its Subsidiaries who might be entitled to any fee from Argon or any of its Subsidiaries (including, after the consummation of the Merger, from Sensytech or any of its Subsidiaries) in connection with the Merger or any of the other transactions contemplated by this Agreement.

      5.25     Certain Loans and Other Transactions. Except as set forth in Section 5.25 of the Argon Disclosure Schedule, no present or former director, officer or employee (or Person affiliated with any such director, officer or employee) of Argon or any of its Subsidiaries owes money to Argon or any of its Subsidiaries pursuant to a loan or other arrangement. Section 5.25 of the Argon Disclosure Schedule sets forth for each such loan or other arrangement the initial principal amount, amount outstanding as of December 31, 2002, interest rate and maturity date. Except as set forth on Section 5.25 of the Argon Disclosure Schedule, since January 1, 2000, no event has occurred that would be required to be reported as a “Certain Relationships and Related Transactions” disclosure pursuant to Item 404 of Regulation S-K promulgated by the SEC if Argon had been subject to the requirements of Section 12 or 15(d) of the Exchange Act since such date.

      5.26     Insurance. Section 5.26 of the Argon Disclosure Schedule sets forth all insurance policies of Argon and its Subsidiaries, (the “Argon Insurance Policies”). All of the Argon Insurance Policies are in full force and effect and provide insurance in such amounts and against such risks as is prudent in accordance with industry practices or as is required by law. Neither Argon nor any of its Subsidiaries is in material breach or default, and neither Argon nor any of its Subsidiaries has taken any action or failed to take any action which, with notice or the lapse of time, would constitute such a breach or default, or permit termination or modification of any of the Argon Insurance Policies. No notice of cancellation or termination has been received by Argon with respect to any such Argon Insurance Policy other than as is customary in connection with renewals of existing Argon Insurance Policies.

      5.27     Financial Statements.

      (a) Prior to the date hereof, Argon has delivered to Sensytech its financial statements for the fiscal years ended September 30, 2002 and 2003 audited by Watkins, Meegan, Drury & Company, LLC (the “Argon Financial Statements”). Each of the balance sheets included in the Argon Financial Statements (including the related notes and schedules) fairly presents in all material respects the consolidated financial position of Argon and its Subsidiaries as of its date and each of the consolidated statements of operations, cash flows and stockholders’ equity included in the Argon Financial Statements (including any related notes and schedules, fairly present in all material respects the results of operations, cash flows or changes in stockholders’ equity, as the case may be, of Argon and its Subsidiaries for the periods set forth therein, in each case in accordance with generally accepted accounting principles consistently applied during the periods involved.

      (b) Each of Argon and its Subsidiaries maintains accurate books and records reflecting its assets and liabilities and maintains proper and adequate internal accounting controls which provide assurance that (i) transactions are executed with management’s authorization; (ii) transactions are recorded as necessary to permit preparation of the consolidated financial statements of Argon and to maintain accountability for

Argon’s consolidated assets; (iii) access to Argon’s assets is permitted only in accordance with management’s authorization; (iv) the reporting of Argon’s assets is compared with existing assets at regular intervals; and (v) proper and adequate procedures are implemented to effect the collection thereof on a current and timely basis.

      (c) Section 5.27(c) of the Argon Disclosure Schedule identifies any loan to or extension of credit or credit maintained by Argon in the form of a personal loan to or for any director or executive officer of Argon.

      5.28     Disclosure. No representations or warranties by Argon in this Agreement (including but not limited to the Argon Disclosure Schedule) or in any document, exhibit, statement or certificate or schedule which is furnished or to be furnished to Sensytech in connection with the Closing (i) contains or will contain any untrue statement of a material fact or (ii) omits or will omit to state, when read in conjunction with all of the information contained in this Agreement, and the Argon Disclosure Schedules, any fact necessary to made the statements or facts contained therein not misleading. There is no fact which Argon has not disclosed to Sensytech which could be expected to have a Material Adverse Effect on Argon.

      5.29     No Additional Representations. Argon acknowledges that neither Sensytech nor any other Person advising or acting on behalf of Sensytech, or any Affiliate of Sensytech, has made any representation or warranty, express or implied, as to the accuracy or completeness or any information regarding Sensytech or the business conducted by Sensytech, except as expressly set forth in this Agreement.

      5.30     Advice of Financial Advisor. Argon has received the advice of Houlihan, financial advisor to Argon, regarding the structure and financial analysis of the Merger.

ARTICLE 6

COVENANTS

      6.1     Conduct of Business Pending the Merger. Except as otherwise provided in this Agreement, after the date hereof and prior to the Closing Date or earlier termination of this Agreement, unless the prior written consent of the other party is obtained, each of Sensytech and Argon shall, and shall cause their respective Subsidiaries to:

(a) conduct its business in the ordinary and usual course of business and consistent with past practice;

(b) not (i) amend or propose to amend its charter or by-laws, except as necessary to consummate the transactions contemplated by this Agreement, (ii) split, combine or reclassify its outstanding capital stock, or (iii) except, with respect to Argon, as set forth on Section 6.1(b) of the Argon Disclosure Schedule, declare, set aside or pay any dividend or distribution payable in stock or property;

(c) not issue, sell, pledge or dispose of, or agree to issue, sell, pledge or dispose of, any additional shares of, or any options, warrants or rights of any kind to acquire any shares of its or its Subsidiaries’ capital stock, or any debt or equity securities convertible into, exchangeable for or exercisable for such capital stock, or enter into any contract, agreement, commitment or arrangement with respect to any of the foregoing, except (i) for issuances of Sensytech Common Stock or Argon Common Stock, as the case may be, pursuant to the exercise of rights or options outstanding as of the date of this Agreement under option or stock incentive plans outstanding as of the date of this Agreement or the issuance of shares pursuant to contractual obligations existing as of the date of this Agreement and (ii) with respect to Argon, as set forth on Section 6.1(c) of the Argon Disclosure Schedule;

(d) not (i) except, with respect to Argon, as set forth on Section 6.1(d) of the Argon Disclosure Schedule, incur or become contingently liable with respect to any indebtedness for borrowed money, (ii) except, with respect to Argon, as set forth on Section 6.1(d) of the Argon Disclosure Schedule, redeem, purchase, acquire or offer to purchase or acquire any shares of its capital stock or any options, warrants or rights to acquire any of its capital stock or any security convertible into or exchangeable for its capital stock, (iii) make any acquisition of any assets or businesses or any other capital expenditures, other than expenditures for fixed or capital assets in the ordinary course of business, (iv) sell, pledge, dispose of or encumber any assets or businesses, other than sales in the ordinary course of business, (v) loan, advance funds (other than in the ordinary course of business) or make any investment in or capital contribution to any other Person other than to any Subsidiary, (vi) discharge or satisfy any Lien or pay any obligation or liability (whether accrued, absolute, contingent or otherwise), except for current liabilities incurred in the ordinary course of business consistent with past practice, or (vi) enter into any contract, agreement, commitment or arrangement with respect to any of the foregoing, except as expressly permitted herein;

(e) use commercially reasonable efforts to preserve intact its business organization and goodwill, keep available the services of its present officers and key employees listed on Section 4.14(a) of the Sensytech Disclosure Schedule or Section 5.13(a) of the Argon Disclosure Schedule, as the case may be, preserve the goodwill and business relationships with material customers, suppliers and others having business relationships with it which are material to it and not engage in any action, directly or indirectly, with the intent to adversely impact the transactions contemplated by this Agreement;

(f) use commercially reasonable efforts to maintain with financially responsible insurance companies insurance on its tangible assets and its business in such amounts and against such risks and losses as are consistent with past practice;

(g) not enter into any plan of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other reorganization (other than the transactions contemplated by this Agreement);

(h) not alter, through merger, liquidation, reorganization, restructuring or any other fashion, its corporate structure or ownership of any of its Subsidiaries;

(i) not enter into any sale, lease or license or suffer to exist any Lien (except for Permitted Liens and Liens related to bank credit facilities existing as of the date of this Agreement) in respect of any of its assets, other than (i) Liens securing intercompany indebtedness, (ii) sales or dispositions of property or inventory in the ordinary course of business consistent with past practice, (iii) leases and licenses of property with a term of less than one year in the ordinary course of business consistent with past practice, and (iv) sales, leases or licenses with respect to immaterial assets;

(j) except for loan, advances, capital contributions or investments made to a wholly owned Subsidiary in the ordinary course of business consistent with past practice, not make any loan, advance or capital contribution to, or investments in, any other Person;

(k) except as required by generally accepted accounting principles or applicable law, not revalue in any material respect any of its assets, including writing down the value of inventory or writing-off notes or accounts receivable other than in the ordinary course of business consistent with past practice, or change any method of accounting or accounting principles or practice;

(l) except as required by law or as is consistent with past practice, not make or change any Tax election, change any annual Tax accounting period, adopt or change any method of Tax accounting, extend or waive any applicable statute of limitations with respect to Taxes, file any amended Tax Returns, enter into any closing agreement in respect of any Tax claim, audit or assessment, or surrender any right to claim a Tax refund, offset or other reduction in Tax liability;

(m) not (i) grant any severance, retention or termination pay, except as required by obligations existing as of the date of this Agreement, to, or amend any existing severance, retention or termination arrangement with, any current or former director, officer or employee, (ii) increase or accelerate the payment or vesting of, benefits payable under any existing severance, retention or termination pay policies or employment agreements, (iii) enter into or amend any employment, consulting, deferred compensation or other similar agreement with any director, officer, consultant or employee, (iv) establish, adopt or amend (except as required by applicable law) any collective bargaining agreement, bonus, profit-sharing, thrift, pension, retirement, post-retirement medical or life insurance, retention, deferred compensation, compensation, stock option, restricted stock or other benefit plan or arrangement covering any present or former director, officer or employee, or any beneficiaries thereof, or (v) increase the compensation, bonus or other benefits payable to any director, officer or employee, except for salary increases as a result of employee promotions in the ordinary course of business consistent with past practice or required by the terms of existing arrangements, policies or agreements set forth in the Sensytech Disclosure Schedule or the Argon Disclosure Schedule, as the case may be;

(n) not (i) cancel or compromise any debt or claim in an aggregate amount in excess of $50,000, except in the ordinary course of business consistent with past practice, (ii) waive or release any rights, or settle any claim, in an aggregate amount in excess of $50,000;

(o) enter into or authorize an agreement with respect to any of the foregoing actions, or commit to take any action to effect any of the foregoing actions;

(p) not take any action that would, or that would reasonably be expected to, cause (i) any of the representations and warranties of such party herein to become untrue, or (ii) any condition set forth in Article 7 not being satisfied; or

(q) advise the other party(ies) promptly orally and in writing of any change or event that has had or would reasonably be expected to have a Material Adverse Effect as to it.

      6.2     Control of Operations. Nothing contained in this Agreement shall give to Argon or Sensytech, directly or indirectly, rights to control or direct the operations of the other prior to the Effective Time. Prior to the Effective Time, each of Sensytech and Argon, respectively, shall exercise, consistent with the terms and conditions of this Agreement, complete control and supervision of its and its Subsidiaries’ operations.

      6.3     No Solicitation by Sensytech.

      (a) Sensytech agrees that it and its Subsidiaries will not (and Sensytech will not permit its or its Subsidiaries’ officers, directors, employees, agents or representatives, including any investment banker or other financial advisor, attorney, consultant, accountant or other Person retained by Sensytech or any of its Subsidiaries, (each a “Sensytech Representative”) to):

(i) directly or indirectly, solicit, initiate or knowingly facilitate or encourage the making by any Person (other than Argon and its Subsidiaries) of any inquiry, proposal or offer (including any proposal or offer to Sensytech’s stockholders) that constitutes or would reasonably be expected to lead to an Acquisition Proposal;

(ii) directly or indirectly, participate or engage in discussions or negotiations concerning an Acquisition Proposal (and Sensytech, its Subsidiaries and all such Persons shall immediately cease and cause to be terminated any existing discussions or negotiations with any third parties conducted heretofore with respect to any Acquisition Proposal), or furnish or disclose to any Person any information with respect to or in furtherance of any Acquisition Proposal, or provide access to its properties, books and records or other information or data to any Person with respect to or in furtherance of any Acquisition Proposal;

(iii) grant any waiver or release under any confidentiality agreement, standstill agreement or similar agreement with respect to Sensytech or any of its Subsidiaries; or

(iv) execute or enter into any agreement, understanding or arrangement with respect to any Acquisition Proposal, or approve or recommend or propose to approve or recommend any Acquisition Proposal or any agreement, understanding or arrangement relating to any Acquisition Proposal (or resolve or authorize or propose to agree to do any of the foregoing actions).

      (b) Nothing contained in the foregoing Section 6.3(a) shall prevent Sensytech or its Board of Directors, at any time prior to receipt of the Sensytech Stockholders’ Approval with respect to this Agreement and the Merger, from (i) taking and disclosing to the Sensytech stockholders a position contemplated by Rule 14d-9 and Rule 14e-2(a) promulgated under the Exchange Act (or any similar communication to stockholders required to be made by applicable statute, law, rule or regulation in connection with the making or amendment of a tender offer or exchange offer) or from making any legally required disclosure to stockholders with regard to any Acquisition Proposal; provided, however, that neither Sensytech nor the Board of Directors of Sensytech shall, except as specifically permitted by Section 6.5(a), withdraw, withhold, modify or change any recommendation regarding this Agreement, the Merger or the other transactions contemplated hereby or approve, recommend or declare advisable any Acquisition Proposal, and (ii) providing information (pursuant to a confidentiality agreement in substantially the same form and on substantially the same terms as the Confidentiality Agreement and which does not prevent Sensytech from complying with its obligations under this Agreement) to (provided that Sensytech contemporaneously delivers any such information to Argon) or engaging in any negotiations or discussions with any Person or group who has made an unsolicited bona fide Acquisition Proposal with respect to all of the outstanding shares of Sensytech Capital Stock or all or substantially all of the assets of Sensytech if, with respect to such actions, (x) in the good faith judgment of the Board of Directors of Sensytech, taking into account, among other things, the likelihood of consummation, all financial and regulatory aspects and the other terms and conditions of such Acquisition Proposal and the Person making such Acquisition Proposal and after receipt of advice from its financial advisor, such Acquisition Proposal is believed to be reasonably likely to result in a transaction more favorable than the Merger (a “Superior Proposal”) to the holders of Sensytech Common Stock and that the Person making the Proposal has secured or is reasonably likely to secure all financing necessary to consummate the transactions contemplated by the Proposal, and (y) the Board of Directors of Sensytech, after receipt of advice from its outside legal counsel, determines in good faith that such actions may be required by its fiduciary obligations under Delaware law.

      (c) Sensytech agrees that it will notify Argon promptly (and in any event within twenty four (24) hours of receipt by Sensytech’s Board of Directors) if any proposal or offer relating to or constituting, or which may reasonably be expected to lead to, an Acquisition Proposal is received by, any information is requested from, or any discussions or negotiations are sought to be initiated or continued with, Sensytech or any of its officers, directors, employees, agents or representatives. The notice shall be in writing and state the identity of the Person or group making such request or inquiry or engaging in such negotiations or discussions and the material terms and conditions of any Acquisition Proposal. Thereafter, Sensytech shall keep Argon fully informed on a prompt basis (and in any event within two (2) Business Days of receipt by Sensytech’s Board of Directors) of any material changes, additions or adjustments to the terms of any such proposal or offer. Sensytech will (i) keep Argon informed as promptly as practicable in all material respects of the status and details (including any amendments, modifications or proposed amendments or modifications) of any such request, Acquisition Proposal or inquiry and (ii) provide to Argon as promptly as practicable a copy of all written and other materials and information provided to Sensytech in connection with any such request, Acquisition Proposal or inquiry. Without limiting the foregoing, it is understood that any violation of the restrictions set forth in Section 6.3(a) and 6.3(c) by any Sensytech Representative shall be deemed to be a material breach of this Section 6.3.

      (d) Nothing in this Section 6.3 shall permit Sensytech to enter into any agreement with respect to an Acquisition Proposal during the term of this Agreement, it being agreed that, during the term of this Agreement, Sensytech shall not enter into any agreement with any Person with respect to or that provides for, or in any way facilitates, an Acquisition Proposal, other than a confidentiality agreement permitted by Section 6.3(b).

      (e) Notwithstanding any other provision of this Agreement, if, prior to obtaining the Sensytech Stockholders’ Approval with respect to the Merger, the Board of Directors of Sensytech determines, in its good faith judgment, that an Acquisition Proposal is a Superior Proposal, the Board of Directors of Sensytech may terminate this Agreement pursuant to Section 8.1(f) (subject to Sensytech’s obligations under Article 8); provided, that:

(i) a Superior Proposal is made to Sensytech and is not withdrawn,

(ii) Sensytech shall have provided written notice to Argon no later than three (3) Business Days after the Sensytech Board of Directors has received such Superior Proposal (a “Notice of Superior Proposal”) advising Argon that Sensytech has received a Superior Proposal and that it intends (or may intend) to terminate this Agreement and the manner and timing in which it intends (or may intend) to do so, specifying all of the material terms and conditions of such Superior Proposal and identifying the Person making such Superior Proposal,

(iii) Argon shall not have, within three (3) Business Days of Argon’s receipt of the Notice of Superior Proposal, made an offer that the Board of Directors of Sensytech determines in its good faith judgment (after consultation with its financial advisor) to be at least as favorable to Sensytech’s stockholders as such Superior Proposal (it being agreed that the Board of Directors of Sensytech shall convene a meeting to consider any such offer by Argon promptly following the receipt thereof), and

(iv) Sensytech shall not have breached any of the restrictions set forth in this Section 6.3.

Sensytech shall provide Argon with the same amount of prior notice provided to the members of Sensytech’s Board of Directors or any committee thereof (but in no event less than twenty-four (24) hours) of any meeting of Sensytech’s Board of Directors or any committee thereof at which Sensytech’s Board of Directors or any committee thereof is reasonably expected to consider any Acquisition Proposal to determine whether such Acquisition Proposal is a Superior Proposal. Nothing in this Section 6.3(e) shall relieve Sensytech from liability for any willful or intentional breach of this Agreement.

      6.4     No Solicitation by Argon.

      (a) Argon agrees that it and its Subsidiaries will not (and Argon will not permit its or its Subsidiaries’ officers, directors, employees, agents or representatives, including any investment banker or other financial advisor, attorney, consultant, accountant or other Person retained by Argon or any of its Subsidiaries (each, a “Argon Representative”) to):

(i) directly or indirectly, solicit, initiate or knowingly facilitate or encourage the making by any Person (other than Sensytech and its Subsidiaries) of any inquiry, proposal or offer (including any proposal or offer to Argon’s stockholders) that constitutes or would reasonably be expected to lead to an Acquisition Proposal;

(ii) directly or indirectly, participate or engage in discussions or negotiations concerning an Acquisition Proposal (and Argon, its Subsidiaries and all such Persons shall immediately cease and cause to be terminated any existing discussions or negotiations with any third parties conducted heretofore with respect to any Acquisition Proposal), or furnish or disclose to any Person any information with respect to or in furtherance of any Acquisition Proposal, or provide access to its properties, books and records or other information or data to any Person with respect to or in furtherance of any Acquisition Proposal;

(iii) grant any waiver or release under any confidentiality agreement, standstill agreement or similar agreement with respect to Argon or any of its Subsidiaries; or

(iv) execute or enter into any agreement, understanding or arrangement with respect to any Acquisition Proposal, or approve or recommend or propose to approve or recommend any Acquisition Proposal or any agreement, understanding or arrangement relating to any Acquisition Proposal (or resolve or authorize or propose to agree to do any of the foregoing actions).

      (b) Nothing contained in the foregoing Section 6.4(a) shall prevent Argon or its Board of Directors, at any time prior to receipt of the Argon Stockholders’ Approval with respect to this Agreement and the Merger, from providing information (pursuant to a confidentiality agreement in substantially the same form and on substantially the same terms as the Confidentiality Agreement and which does not prevent Argon from complying with its obligations under this Agreement) to (provided that Argon contemporaneously delivers any such information to Sensytech) or engaging in any negotiations or discussions with any Person or group who has made an unsolicited bona fide Acquisition Proposal with respect to all of the outstanding shares of Argon Capital Stock or all or substantially all of the assets of Argon if, with respect to such actions, (x) in the good faith judgment of the Board of Directors of Argon, taking into account, among other things, the likelihood of consummation, all financial and regulatory aspects and the other terms and conditions of such Acquisition Proposal and the Person making such Acquisition Proposal and after receipt of advice from its financial advisor, such Acquisition Proposal is believed to be reasonably likely to result in a Superior Proposal to the holders of Argon Common Stock and that the Person making the Proposal has secured or is reasonably likely to secure all financing necessary to consummate the transactions contemplated by the Proposal, and (y) the Board of Directors of Argon, after receipt of advice from its outside legal counsel, determines in good faith that such actions may be required by its fiduciary obligations under Virginia law.

      (c) Argon agrees that it will notify Sensytech promptly (and in any event within twenty-four (24) hours of receipt by Argon’s Board of Directors) if any proposal or offer relating to or constituting, or which may reasonably be expected to lead to, an Acquisition Proposal is received by, any information is requested from, or any discussions or negotiations are sought to be initiated or continued with, Argon or any of its officers, directors, employees, agents or representatives. The notice shall be in writing and state the identity of the Person or group making such request or inquiry or engaging in such negotiations or discussions and the material terms and conditions of any Acquisition Proposal. Thereafter, Argon shall keep Sensytech fully informed on a prompt basis (and in any event within two (2) Business Days of receipt by Argon’s Board of Directors) of any material changes, additions or adjustments to the terms of any such proposal or offer. Sensytech will (i) keep Argon informed as promptly as practicable in all material respects of the status and details (including any amendments, modifications or proposed amendments or modifications) of any such request, Acquisition Proposal or inquiry and (ii) provide to Sensytech as promptly as practicable a copy of all written and other materials and information provided to Argon in connection with any such request, Acquisition Proposal or inquiry. Without limiting the foregoing, it is understood that any violation of the restrictions set forth in Section 6.4(a) and 6.4(c) by any Argon Representative shall be deemed to be a material breach of this Section 6.4.

      (d) Nothing in this Section 6.4 shall permit Argon to enter into any agreement with respect to an Acquisition Proposal during the term of this Agreement, it being agreed that, during the term of this Agreement, Argon shall not enter into any agreement with any Person with respect to or that provides for, or in any way facilitates, an Acquisition Proposal, other than a confidentiality agreement permitted by Section 6.4(b).

      (e) Notwithstanding any other provision of this Agreement, if, prior to obtaining the Argon Stockholders’ Approval with respect to the Merger, the Board of Directors of Argon determines, in its good faith judgment, that an Acquisition Proposal is a Superior Proposal to the holders of Argon Common Stock, the Board of Directors of Argon may terminate this Agreement pursuant to Section 8.1(g) (subject to Argon’s obligations under Article 8); provided, that

(i) a Superior Proposal is made to Argon and is not withdrawn,

(ii) Argon shall have provided to Sensytech a Notice of Superior Proposal no later than three (3) Business Days after the Argon Board of Directors has received such Superior Proposal,

(iii) Sensytech shall not have, within three (3) Business Days of Sensytech’s receipt of the Notice of Superior Proposal, made an offer that the Board of Directors of Argon determines in its good faith judgment (after consultation with its financial advisor) to be at least as favorable to Argon’s stockholders as such Superior Proposal (it being agreed that the Board of Directors of Argon shall convene a meeting to consider any such offer by Sensytech promptly following the receipt thereof), and

(iv) Argon shall not have breached any of the restrictions set forth in this Section 6.4.

Argon shall provide Sensytech with the same amount of prior notice provided to the members of Argon’s Board of Directors or any committee thereof (but in no event less than twenty-four (24) hours) of any meeting of Argon’s Board of Directors or any committee thereof at which Argon’s Board of Directors or any committee thereof is reasonably expected to consider any Acquisition Proposal to determine whether such Acquisition Proposal is a Superior Proposal. Nothing in this Section 6.4(e) shall relieve Argon from liability for any willful or intentional breach of this Agreement.

      6.5     Meetings of Stockholders.

      (a) Subject to Section 6.8 hereof, Sensytech will take all action necessary in accordance with applicable law and its charter and bylaws to convene as promptly as reasonably practicable after the date hereof, but in any event (to the extent permissible under applicable law) within 30 days after the declaration of effectiveness of the Form S-4, a meeting (the “Sensytech Stockholders’ Meeting”) of the holders of Sensytech Common Stock and shall submit for approval by the Sensytech stockholders at such meeting or any adjournment thereof (i) the adoption of this Agreement and approval of the Merger and (ii) an amendment to Sensytech’s certificate of incorporation (the “Certificate of Amendment”) increasing Sensytech’s authorized shares of capital stock to 100,000,000 shares, consisting of 90,000,000 shares of Sensytech Common Stock and 10,000,000 shares of Sensytech preferred stock or such other amounts of shares as the parties may mutually agree. Such Certificate of Amendment shall be subject to the review and approval of Argon prior to its submission to the Sensytech stockholders for approval. Subject to Section 6.3 and the obligations of its directors under the Delaware corporation law, Sensytech, through its Board of Directors, shall recommend approval and adoption of the Merger and the Certificate of Amendment by the Sensytech stockholders at the Sensytech Stockholders’ Meeting or any adjournment thereof. Sensytech will use its best efforts to solicit from its stockholders proxies in favor of the adoption of this Agreement and the Merger, and Sensytech will take all other action necessary or advisable to obtain such approval and to secure the vote or consent of its stockholders required by Delaware law, its charter and bylaws, Nasdaq National Market requirements and any other applicable requirement. The Sensytech Stockholders’ Meeting shall be called, noticed, convened, held and conducted, and all proxies solicited by Sensytech in connection with the Sensytech Stockholders’ Meeting shall be solicited, in compliance with Delaware law, Sensytech’s charter and bylaws, Nasdaq National Market requirements and other applicable requirements. The Proxy Statement/ Prospectus shall include a statement to the effect that the Board of Directors of Sensytech has recommended that the Sensytech stockholders vote in favor of the adoption of this Agreement and the approval of the Merger at the Sensytech Stockholders’ Meeting. Subject to Section 6.3 and the obligations of the Sensytech directors under the Delaware corporation law, neither the Board of Directors of Sensytech nor any committee thereof shall withhold, withdraw, amend or modify, or propose or resolve to withhold, withdraw, amend or modify in a manner adverse to Argon, its recommendation that Sensytech’s stockholders vote in favor of adoption of this Agreement and approval of the Merger.

      (b) Argon will take all action necessary in accordance with applicable law and its charter and bylaws to convene as promptly as reasonably practicable after the date hereof, but in any event (to the extent permissible under applicable law) within 30 days after the declaration of effectiveness of the Form S-4, a meeting (the “Argon Stockholders’ Meeting”) of the holders of Argon Common Stock and shall submit the adoption of this Agreement and approval of the Merger for approval by the Argon stockholders at such meeting or any adjournment thereof. Subject to Section 6.4 and the obligations of its directors under Virginia corporate law, Argon, through its Board of Directors, shall recommend approval and adoption of the Merger by the Argon stockholders at the Argon Stockholders’ Meeting or any adjournment thereof. Argon will use its best efforts to solicit from its stockholders proxies in favor of the adoption of this Agreement and the Merger, and Argon will take all other action necessary or advisable to obtain such approval and to secure the vote or consent of its stockholders required by Virginia law, Argon’s charter and bylaws and any other applicable requirement. The Argon Stockholders’ Meeting shall be called, noticed, convened, held and conducted, and all proxies solicited by Argon in connection with the Argon Stockholders’ Meeting shall be solicited, in compliance with Virginia law, Argon’s charter and bylaws and other applicable requirements. The Proxy Statement/ Prospectus shall include a statement to the effect that the Board of Directors of Argon has recommended that the Argon stockholders vote in favor of the adoption of this Agreement and the approval of the Merger at the Argon Stockholders’ Meeting. Subject to Section 6.4 and the obligations of the Argon directors under Virginia corporate law, neither the Board of Directors of Argon nor any committee thereof shall withhold, withdraw, amend or modify, or propose or resolve to withhold, withdraw, amend or modify in a manner adverse to Sensytech, its recommendation that Argon stockholders vote in favor of adoption of this Agreement and approval of the Merger.

      (c) For the avoidance of doubt and notwithstanding anything to the contrary contained in this Agreement, neither Sensytech nor Argon shall be required to hold the stockholders’ meetings pursuant to Section 6.5(a) or (b), as the case may be, if this Agreement is terminated.

      6.6     Agreement to Cooperate; HSR Filings.

      (a) Subject to the terms and conditions herein provided, each of the parties hereto shall use its reasonable best efforts to take, or cause to be taken, all action and to do, or cause to be done, all things necessary, proper or advisable under applicable laws to consummate and make effective the transactions contemplated by this Agreement, subject, however, to the requisite vote of the Sensytech stockholders’ and the Argon stockholders. Prior to the Effective Time, the parties shall use commercially reasonable efforts, and shall reasonably cooperate and assist each other, to obtain all consents of any third parties that may be necessary for the consummation of the Merger (other than consents from any Governmental Entities which are addressed in Section 6.6(c)).

      (b) Without limitation of the foregoing, Argon and Sensytech undertake and agree to file as soon as practicable (and in any event not later than 20 days after the date hereof), if required by law, a Notification and Report Form under the HSR Act with the Federal Trade Commission (the “FTC”) and the Antitrust Division of the Department of Justice (the “DOJ”).

      (c) Each of Argon and Sensytech shall, in connection with the efforts referenced in Section 6.6(a) to obtain all requisite approvals and authorizations for the transactions contemplated by this Agreement under the HSR Act or any other Regulatory Law, use its reasonable best efforts to (i) cooperate in all respects with each other in connection with any filing or submission and in connection with any request by the FTC or DOJ for additional information and documents or any investigation or other inquiry, including any proceeding initiated by a private party; (ii) promptly inform the other party of any communication received by such party from, or given by such party to, the FTC, the DOJ or any other Governmental Entity and of any material communication received or given in connection with any proceeding by a private party, in each case regarding any of the transactions contemplated hereby; (iii) permit the other party to review any communication given by it to, and consult with each other in advance of any meeting or conference with, the FTC, the DOJ or any such other Governmental Entity or, in connection with any proceeding by a private party, with any other Person, and to the extent permitted by the FTC, the DOJ or such other applicable Governmental Entity or other person, give the other party the opportunity to attend and participate in such meetings and conferences; and (iv) promptly take reasonable actions to respond to inquiries from the FTC, DOJ or any other Governmental Entity regarding the legality under any antitrust law of the Merger; provided, however, that all obligations in this Section 6.6 shall be subject to applicable laws relating to exchange of information and attorney-client communication and privileges.

      (d) Notwithstanding anything in this Agreement to the contrary, neither Argon nor any of its Affiliates shall be under any obligation to make proposals, execute or carry out agreements or submit to orders providing for the sale or other disposition or holding separate (through the establishment of a trust or otherwise) of any assets or categories of assets of Argon, any of its Affiliates, or Sensytech or any of its Affiliates, or seeking to impose any material limitation on the ability of Argon or any of its Affiliates to conduct their business or own such assets or to operate the business of Sensytech following the Merger.

      6.7     Access to Information.

      (a) Each party will give to the other party and its accountants, counsel, financial advisors and other representatives, reasonable access in accordance with the terms of the Confidentiality Agreement during normal business hours to its personnel, properties, books, contracts, commitments and records of the other party. The parties expressly acknowledge and agree that, following the execution of this Agreement, among other things: (i) Argon will (A) conduct meetings and interviews with customers and employees of Sensytech, (B) conduct detailed program reviews of such Sensytech Government Contracts and Sensytech Government Bids as Argon deems necessary and (C) conduct such other due diligence as it deems necessary and proper to verify Sensytech’s compliance with the Securities Act, the Exchange Act and the rules and regulations of the SEC thereunder including due diligence with respect to the business, operations, financial conditions and prospects and liabilities of Sensytech (collectively, the “Argon Diligence Review”), and Sensytech agrees to use reasonable best efforts to cooperate with and assist Argon in its completion of such Argon Diligence Review, including but not limited to through facilitating access to Sensytech’s customers and employees at reasonable times and upon reasonable terms, and (ii) Sensytech will (A) conduct meetings and interviews with customers and employees of Argon, (B) conduct detailed program reviews of such Argon Government Contracts and Argon Government Bids as Sensytech deems necessary and (C) conduct such other due diligence as it deems necessary or proper to prepare the Form S-4, including due diligence with respect to the business, operations, financial condition and prospects and liabilities of Argon, for filing with the SEC (collectively, the “Sensytech Diligence Review”), and Argon agrees to use reasonable best efforts to cooperate and assist Sensytech in its completion of such Sensytech Diligence Review. The parties agree to use reasonable best efforts to complete the reviews described above no later than thirty (30) days following the receipt by the parties of the Argon financial statements audited by Grant Thornton LLP; provided, that the failure to complete such review by a party (unless resulting from the failure of the other party to cooperate and assist in the completion of such review in accordance with this Section 6.7(a)), shall not be grounds by such party to delay the Closing beyond the date of the later of (i) the Sensytech Stockholders’ Meeting and (ii) the Argon Stockholders’ Meeting.

      (b) The Confidentiality Agreement shall remain in full force and effect until Closing and, if this Agreement is terminated pursuant to Article 8, such Confidentiality Agreement shall continue in accordance with its terms.

      (c) Each party shall promptly advise the other in writing when such party becomes aware of any change or the occurrence of any event after the date of this Agreement having, or which, insofar as can reasonably be foreseen, in the future may have, a Material Adverse Effect on such party.

      6.8     Proxy Statement.

      (a) As promptly as reasonably practicable following the date hereof, Argon and Sensytech shall cooperate in preparing and shall cause to be filed with the SEC mutually acceptable proxy materials which shall constitute the proxy statement/ prospectus relating to the matters to be submitted to the Sensytech stockholders at the Sensytech Stockholders Meeting and to the Argon stockholders at the Argon Stockholders Meeting (such joint proxy statement/ prospectus, and any amendments or supplements thereto, the “Joint Proxy Statement/ Prospectus”), and Sensytech shall prepare and file with the SEC a registration statement on Form S-4 (of which the Joint Proxy Statement/ Prospectus shall be a part) with respect to the issuance of Sensytech Common Stock in the Merger (such Form S-4, and any amendments or supplements thereto, the “Form S-4”). Each of Sensytech and Argon shall use reasonable best efforts to have the Joint Proxy Statement/ Prospectus cleared by the SEC and the Form S-4 declared effective by the SEC and to keep the Form S-4 effective as long as is necessary to consummate the Merger and the transactions contemplated thereby. Sensytech and Argon shall, as promptly as practicable after receipt thereof, provide the other party with copies of any written comments and advise the other party of any oral comments with respect to the Joint Proxy Statement/ Prospectus or Form S-4 received from the SEC. Each party shall cooperate and provide the other party with a reasonable opportunity to review and comment on any amendment or supplement to the Joint Proxy Statement/ Prospectus and the Form S-4

prior to filing such with the SEC, and each party will provide the other party with a copy of all such filings made with the SEC. Sensytech shall use its reasonable best efforts to take any action required to be taken under any applicable state securities laws in connection with the Merger and each party shall furnish all information concerning it and the holders of its capital stock as may be reasonably requested in connection with any such action. Each party will advise the other party, promptly after it receives notice thereof, of the time when the Form S-4 has become effective, the issuance of any stop order, the suspension of the qualification of the Sensytech Common Stock issuable in connection with the Merger for offering or sale in any jurisdiction, or any request by the SEC for amendment of the Joint Proxy Statement/ Prospectus or the Form S-4. If at any time prior to the Effective Time any information relating to either of the parties, or their respective affiliates, officers or directors, should be discovered by either party which should be set forth in an amendment or supplement to either the Form S-4 or the Joint Proxy Statement/ Prospectus so that such document would not include any misstatement of a material fact or omit to state any material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, the party which discovers such information shall promptly notify the other party hereto and, to the extent required by law, rules or regulations, an appropriate amendment or supplement describing such information shall be promptly filed with the SEC and disseminated to the stockholders of Sensytech and Argon.

      (b) None of the information to be supplied by Sensytech for inclusion or incorporation by reference in the Joint Proxy Statement/ Prospectus or any amendment or supplement thereto shall, at the date the Joint Proxy Statement/ Prospectus or any such amendment or supplement is first mailed to Sensytech’s stockholders or at the time of the Sensytech Stockholders’ Approval contain any untrue statement of a material fact or omit any material fact necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. None of the information to be supplied by Sensytech for inclusion or incorporation by reference in the Form S-4 or any amendment or supplement thereto will, at the time it becomes effective under the Securities Act contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, not misleading. This Section 6.8(b) shall not apply to statements made or incorporated by reference in the Form S-4 or the Joint Proxy Statement/ Prospectus or any amendment or supplement thereto based on information that was not supplied by Sensytech or its Subsidiaries for inclusion or incorporation by reference in the Joint Proxy Statement/ Prospectus or the Form S-4. The Joint Proxy Statement/ Prospectus shall comply as to form in all material respects with the requirements of the Exchange Act.

      (c) None of the information supplied or to be supplied by Argon for inclusion or incorporation by reference in the Joint Proxy Statement/ Prospectus or any amendment or supplement thereto shall, at the date the Joint Proxy Statement/ Prospectus or any such amendment or supplement is first mailed to Argon’s stockholders or at the time of the Argon Stockholders’ Approval contain any untrue statement of a material fact or omit any material fact necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. None of the information supplied or to be supplied by Argon for inclusion or incorporation by reference in the Form S-4 or any amendment or supplement thereto will, at the time it becomes effective under the Securities Act contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, not misleading. This Section 6.8(c) shall not apply to statements made or incorporated by reference in the Form S-4 or the Joint Proxy Statement/ Prospectus based on information that was not supplied by Argon or its Subsidiaries for inclusion or incorporation by reference in the Joint Proxy Statement/ Prospectus or the Form S-4.

      6.9     Expenses and Fees. Except as may be otherwise expressly provided in this Agreement, all costs, fees and expenses incurred in connection with this Agreement and the transactions contemplated thereby shall be paid by the party incurring such expenses, whether or not the Merger is consummated; provided that the filing fee for any filing under the HSR Act will be paid one-half (1/2) by Sensytech and one-half (1/2) by Argon.

      6.10     Public Statements. Sensytech and Acquisition Sub, on the one hand, and Argon, on the other hand, agree that, from the date hereof through the Closing Date, no public release or announcement concerning the transactions contemplated hereby shall be issued or made by any party without the prior consent of the other party or parties (which consent shall not be unreasonably withheld), except (a) as such release or announcement may be required by law or the rules or regulations of the Nasdaq National Market, in which case the party required to make the release or announcement shall allow the other party or parties reasonable time to comment on such release or announcement in advance of such issuance, and (b) that each of Sensytech, Acquisition Sub and Argon and their respective Affiliates may make such an announcement to their respective employees after consultation with the other parties.

      6.11     Employee Plans and Policies. The parties shall cooperate in the determination of the course of action to be taken with respect to the parties’ respective employee benefit plans following the Closing to ensure the continuity of benefits of the parties’ respective employees and taking into consideration Tax effects and other relevant considerations.

      6.12     Notification of Certain Matters; Supplemental Disclosure.

      (a) Each of Sensytech and Argon agrees to give prompt notice to each other of, and to use their respective reasonable best efforts to prevent or promptly remedy, (i) the occurrence or failure to occur or the impending or threatened occurrence or failure to occur, of any event which occurrence or failure to occur would be likely to cause any of its representations or warranties in this Agreement to be untrue or inaccurate in any material respect at any time from the date hereof to the Effective Time and (ii) any material failure on its part to comply with or satisfy any covenant, condition or agreement to be complied with or satisfied by it hereunder; provided, however, that the delivery of any notice pursuant to this Section 6.12 shall not limit or otherwise affect the remedies available hereunder to the party receiving such notice.

      (b) Until the Closing, Sensytech and Argon shall have the continuing obligation to promptly supplement the information contained in their respective disclosure schedules attached hereto with respect to any matter hereafter arising or discovered which, if in existence on the date hereof and known at the date of this Agreement, would have been required to be set forth or described in such disclosure schedules.

      (c) Neither the supplementation of the disclosure schedules pursuant to the obligation in Section 6.12(b) nor any disclosure after the date hereof of the untruth of any representation and warranty made in this Agreement shall operate as a cure of any breach of (i) the failure to disclose the information, nor (ii) any untrue representation or warranty made herein.

      6.13     Tax Treatment.

      (a) Neither Sensytech nor Argon shall, nor shall they permit their Subsidiaries to, knowingly take any action or knowingly fail to take any action which action or failure to act would prevent, or would be reasonably likely to prevent, the Merger from qualifying as a reorganization within the meaning of Section 368(a) of the Code.

      (b) Sensytech shall provide to DKW Law Group LLC (or such other counsel reasonably acceptable to Sensytech) and Holland & Knight LLP (or such other counsel reasonably acceptable to Argon) a certificate containing representations reasonably requested by counsel in connection with the opinions to be delivered pursuant to Sections 7.2(b) and 7.3(b). Argon shall provide to Holland & Knight LLP (or such other counsel reasonably acceptable to Argon) and DKW Law Group LLC (or such other counsel reasonably acceptable to Sensytech) a certificate containing representations reasonably requested by counsel in connection with the opinions to be delivered pursuant to Sections 7.2(b) and 7.3(b).

      (c) Sensytech and Argon shall each confirm to DKW Law Group LLC (or such counsel reasonably acceptable to Sensytech) and to Holland & Knight LLP (or such other counsel reasonably acceptable to Argon) on such dates as shall be reasonably requested by such counsel, the accuracy and completeness of the tax representation letters delivered pursuant to Section 6.13(b). Each of Sensytech and Argon shall use its best efforts prior to the Effective Time to cause the Merger to qualify as a reorganization under

Section 368(a) of the Code. Following delivery of the tax representation letters pursuant to Section 6.13(b), each of Sensytech and Argon shall use its commercially reasonable efforts to cause such counsel, respectively, to deliver to it a tax opinion satisfying the requirements of Item 601 of Regulation S-K promulgated under the Securities Act.

      6.14     Listing of Sensytech Common Stock. Sensytech shall use its reasonable best efforts to cause the shares of Sensytech Common Stock to be issued in connection with the Merger (including shares of Sensytech Common Stock to be reserved for issuance upon exercise of Argon options and other rights existing immediately prior to the Effective Time) to be approved for listing on the Nasdaq National Market, subject to official notice of issuance.

      6.15     Directors and Officers. On or prior to the Effective Time, Sensytech’s Board of Directors shall cause the number of directors that will comprise the full Board of Directors of Sensytech at the effective time to be such number as Argon shall notify Sensytech in writing prior to the initial filing of the Form S-4. Two-thirds of the members of the Board of Directors of Sensytech immediately upon the Effective Time shall be designated by Argon and one-third of such members shall be designated by Sensytech, subject to the approval of Argon. Sensytech shall cause any Sensytech director who will not continue as a director following the Effective Time to submit his or her resignation as a director to Sensytech on or prior to the Effective Time. On or prior to the Effective Time, Sensytech shall take such necessary as may be necessary to amend its by-laws to effect the provisions of this Section 6.15.

      6.16     Stockholder Litigation. Sensytech shall keep Argon informed of, and cooperate with Argon in connection with, any stockholder litigation or claim against Sensytech and/or its directors or officers relating to the Merger or the other transactions contemplated by this Agreement; provided, however, that no settlement in connection with such stockholder litigation shall be agreed to without Argon’s prior written consent, which consent shall not be unreasonably withheld, conditioned or delayed; provided, further, that all obligations in this Section 6.16 shall be subject to the obligations of Sensytech under applicable laws relating to attorney-client communication and privilege.

      6.17     Affiliates and Rule 145. Prior to the Closing Date, Argon shall deliver to Sensytech a letter identifying all Persons that, to Argon’s knowledge, are at the time this Agreement is submitted for adoption by the Argon stockholders, “affiliates” of Argon for purposes of Rule 145 under the Securities Act. Argon shall use its reasonable best efforts to cause each such Person to execute and deliver, on or prior to the Closing Date, a written agreement in a form to be approved by the parties hereto, that such affiliate will not sell, pledge, transfer or otherwise dispose of any Sensytech Common Stock issued to such affiliate pursuant to the Merger, except pursuant to an effective registration statement under the Securities Act, in compliance with Rule 145 under the Securities Act or in compliance with an exemption from the registration requirements of the Securities Act.

      6.18     Section 16(b). The Board of Directors of Sensytech, or a committee of Non-Employee Directors thereof (as such term is defined for the purposes of Rule 16b-3(d) under the Exchange Act), shall adopt a resolution, in form and substance satisfactory to counsel to Argon, in advance of the Effective Time providing that the receipt by the Argon Insiders (as defined below) of Sensytech Common Stock in exchange for shares of Argon Common Stock, and of options to purchase Sensytech Common Stock upon the conversion by Sensytech of options to purchase Argon Common Stock, in each case pursuant to the transactions contemplated hereby, are intended to be exempt from liability pursuant to Rule 16b-3 under the Exchange Act and that any such receipt shall be so exempt. “Argon Insiders” shall mean those individuals set forth on written notice delivered by Argon to Sensytech prior to the Effective Time, who will become, or who Argon reasonably believes will become, directors and officers of Sensytech subject to the reporting requirements of Section 16(a) of the Exchange Act upon consummation of the Merger.

      6.19     New Jersey Environmental Matter. Sensytech shall fully comply with its obligations under the Industrial Site Recovery Act (“ISRA”) with respect to the property formerly occupied by ST Production Systems, Inc., a Subsidiary of Sensytech, at Farmingdale, New Jersey, including, without limitation, preparation of a Preliminary Assessment Report that is reasonably acceptable to the New Jersey Department of Environmental Protection (“NJDEP”), and shall deliver to Argon at or before Closing proof of satisfaction of its ISRA obligations in the form of a “No Further Action” letter, remediation in progress waiver or equivalent document from the NJDEP.

      6.20     Sensytech Fairness Opinion. Sensytech shall use its best efforts to cause Ryan Beck to deliver to Sensytech, no later than seven (7) days immediately following Argon’s delivery of its 2001, 2002 and 2003 financial statements audited by Grant Thornton, LLP, the written opinion of Ryan Beck to the effect that the Merger is fair to the stockholders of Sensytech from a financial point of view. Sensytech shall, no later than one (1) Business Day following its receipt of such opinion, deliver a full and complete copy of such opinion to Argon.

ARTICLE 7

CONDITIONS

      7.1     Conditions to Each Party’s Obligation to Effect the Merger. The respective obligations of each party to effect the Merger shall be subject to the fulfillment at or prior to the Closing Date of the following conditions:

(a) this Agreement and the transactions contemplated hereby shall have been approved and adopted by the requisite vote of the Sensytech stockholders and the Argon stockholders under applicable law and the Certificate of Amendment shall have been approved and adopted by the requisite vote of the Sensytech stockholders under applicable law;

(b) the waiting period (and any extension thereof) applicable to the consummation of the Merger under the HSR Act (and any other necessary foreign antitrust law or regulation imposing a mandatory waiting period) shall have expired or been terminated;

(c) no laws shall have been adopted or promulgated, and no temporary restraining order, preliminary or permanent injunction or other order issued by a court or other Governmental Entity of competent jurisdiction shall be in effect, having the effect of making the Merger illegal or otherwise prohibiting consummation of the Merger; provided, however, that the provisions of this Section 7.1(c) shall not be available to any party whose failure to fulfill its obligations pursuant to Section 6.6 shall have been the cause of, or shall have resulted in, such order or injunction;

(d) all governmental waivers, consents, orders and approvals legally required for the consummation of the Merger and the transactions contemplated hereby shall have been obtained and be in effect on the Closing Date;

(e) the Form S-4 shall have been declared effective under the Securities Act, no stop order suspending the effectiveness of the Form S-4 shall be in effect, and no proceedings for such purpose shall be pending before or threatened by the SEC;

(f) the shares of Sensytech Common Stock to be issued in the Merger (including the shares of Sensytech Common Stock to be reserved for issuance upon exercise of Argon options and rights existing as of the Effective Time) shall have been approved for listing on the Nasdaq National Market, subject to official notice of issuance; and

(g) The 2001, 2002, and 2003 Argon financial statements audited by Grant Thornton LLP included in the Form S-4 shall not have disclosed any change from the Argon Financial Statements that constitutes a Material Adverse Effect on Argon.

      7.2     Conditions to Obligations of Sensytech to Effect the Merger. Unless waived in writing by Sensytech, the obligation of Sensytech to effect the Merger shall be subject to the fulfillment at or prior to the Closing Date of the following additional conditions:

(a) (i) Argon shall have performed in all material respects its covenants and agreements contained in this Agreement required to be performed on or prior to the Closing Date, (ii) the representations and warranties of Argon contained in this Agreement that are qualified by materiality

(including by a Material Adverse Effect qualifier) shall be true and correct in all respects and the representations and warranties of Argon contained in this Agreement that are not so qualified by materiality (including by a Material Adverse Effect qualifier) shall be true and correct in all material respects, in each case on and as of the date made and on and as of the Closing Date as if made at and as of the Closing Date (except for any representations and warranties made as of a specified date, which shall be true and correct as of the specified date); provided, that for purposes of this Section 7.2(a), the representation made in Section 5.27(a) shall be deemed to be breached only if the change, circumstance, fact, event or effect resulting in such breach constitutes a Material Adverse Effect on Argon, and (iii) Sensytech shall have received a certificate of the President or of a Vice President of Argon to that effect;

(b) Sensytech shall have received from DKW Law Group LLC (or other counsel reasonably acceptable to Sensytech) an opinion, on the basis of representations and assumptions set forth in such opinion, that the Merger will be treated for federal income tax purposes as a reorganization within the meaning of Section 368(a) of the Code and such opinion shall not have been withdrawn as of the Effective Time. In rendering its opinion, counsel shall be entitled to rely upon representations of officers of Sensytech and Argon that are provided pursuant to Section 6.13(b) of this Agreement;

(c) There shall not have occurred since the date of this Agreement any change, effect, circumstance or event, which together with any other changes, effects, circumstances or events, has had or is reasonably likely to have a Material Adverse Effect with respect to Argon;

(d) The Sensytech Diligence Review shall not have resulted in the discovery of any fact or circumstance which has had, or is reasonably likely to have, a Material Adverse Effect on Argon; and

(e) In addition to the other documents required to be delivered by Argon pursuant to this Agreement, at the Closing, Argon shall have delivered to Sensytech: (i) copies of resolutions of Argon’s Board of Directors authorizing the execution, delivery and performance of this Agreement and the transactions contemplated hereby, certified by Argon’s secretary; (ii) a certificate, in a form reasonably acceptable to Sensytech, executed by an executive officer of Argon attesting that Argon has complied with all of the conditions set forth in this Section 7.2; (iii) certificates from the Commonwealth of Virginia and from each other jurisdiction where Argon and its Subsidiaries is qualified to do business as a foreign corporation, dated no later than ten (10) days prior to the Closing Date, as to the good standing of such entities in such jurisdictions; (iv) the Articles of Merger executed by Argon and (v) an opinion of Holland & Knight LLP in form and substance acceptable to Sensytech as to (A) the incorporation, existence and good standing of Argon, (B) the corporate power and authority of Argon to consummate the Merger and (C) the absence of any breach of any applicable order or decree of any Governmental Entity or Argon’s charter or bylaws with respect to the consummation by Argon of the Merger.

      7.3     Conditions to Obligations of Argon to Effect the Merger. Unless waived in writing by Argon, the obligations of Argon to effect the Merger shall be subject to the fulfillment at or prior to the Closing Date of the following additional conditions:

(a) (i) Sensytech shall have performed in all material respects its covenants and agreements contained in this Agreement required to be performed on or prior to the Closing Date, (ii) the representations and warranties of Sensytech contained in this Agreement that are qualified by materiality (including by a Material Adverse Effect qualifier) shall be true and correct in all respects and the representations and warranties of Argon contained in this Agreement that are not so qualified by materiality (including by a Material Adverse Effect qualifier) shall be true and correct in all material respects, in each case on and as of the date made and on and as of the Closing Date as if made at and as of the Closing Date (except for any representations and warranties made as of a specified date, which shall be true and correct as of the specified date); provided, that for purposes of this Section 7.3(a), the representation made in the fourth sentence of Section 4.5(a) shall be deemed to be breached only if the change, circumstance, fact, event or effect resulting in such breach constitutes a Material Adverse Effect on Sensytech,, and (iii) Argon shall have received a certificate of the President or of a Vice President of Sensytech to that effect;

(b) Argon shall have received from Holland & Knight LLP (or other counsel reasonably acceptable to Argon) an opinion, on the basis of representations and assumptions set forth in such opinion, that the Merger will be treated for federal income tax purposes as a reorganization within the meaning of Section 368(a) of the Code and such opinion shall not have been withdrawn as of the Effective Time. In rendering its opinion, counsel shall be entitled to rely upon representations of officers of Sensytech and Argon that are provided pursuant to Section 6.13(b) of this Agreement;

(c) There shall not have occurred since the date of this Agreement any change, effect, circumstance or event, which together with any other changes, effects, circumstances or events, has had or is reasonably likely to have a Material Adverse Effect with respect to Sensytech;

(d) The Argon Diligence Review shall not have resulting in the discovery of any fact or circumstances which has had, or is reasonably likely to result in, a Material Adverse Effect on Sensytech; and

(e) In addition to the other documents required to be delivered by Sensytech pursuant to this Agreement, at the Closing, Sensytech shall have delivered to Argon: (i) copies of resolutions of the Board of Directors of each of Sensytech and Acquisition Sub authorizing the execution, delivery and performance of this Agreement and the transactions contemplated hereby, certified by their respective secretaries; (ii) a certificate, in a form reasonably acceptable to Argon, executed by an executive officer of Sensytech attesting that each of Sensytech and Acquisition Sub has complied with all of the conditions set forth in this Section 7.2; (iii) certificates from Delaware and from each other jurisdiction where Sensytech and its Subsidiaries is qualified to do business as a foreign corporation, dated no later than ten (10) days prior to the Closing Date, as to the good standing of such entities in such jurisdictions; (iv) the Articles of Merger executed by Acquisition Sub; (v) letters of resignation of each director of Sensytech whose term will not continue following the Merger pursuant to Section 6.15; (vi) an opinion of DKW Law Group LLC in form and substance satisfactory to Argon as to (A) the incorporation, existence and good standing of each of Sensytech and Acquisition Sub, (B) the corporate power and authority of Sensytech and Acquisition Sub to consummate the Merger and (C) the absence of any breach of any applicable order or decree of any Governmental Entity or the respective charter or bylaws of Sensytech and Acquisition Sub with respect to the consummation by Sensytech and Acquisition Sub of the Merger; and (vii) final bills for amounts outstanding as of the Closing Date, if any, from DKW Law Group.

ARTICLE 8

TERMINATION, AMENDMENT AND WAIVER

      8.1     Termination. This Agreement may be terminated as set forth below at any time prior to the Closing Date:

(a) by mutual written consent of Sensytech and Argon, by action of their respective boards of directors;

(b) either Sensytech or Argon, upon written notice to the other party, if a Governmental Entity of competent jurisdiction which must grant an approval required pursuant to Section 7.1(d) has denied approval of the Merger and such denial has become final and non-appealable; or any Governmental Entity of competent jurisdiction shall have issued an order, decree or ruling or taken any other action permanently restraining, enjoining or otherwise prohibiting the Merger, and such order, decree, ruling or other action has become final and non-appealable; provided, however, that the right to terminate this Agreement pursuant to this Section 8.1(b) shall not be available to any party whose failure to comply with any provision of this Agreement has been the cause of, or resulted in, such action;

(c) by either Sensytech or Argon, upon written notice to the other party, if the Merger shall not have been consummated on or before December 31, 2004; provided, however, that the right to terminate this Agreement under this Section 8.1(c) shall not be available to any party whose failure to comply with any provision of this Agreement has been the cause of, or resulted in, the failure of the Effective Time to occur on or before such date;

(d) by Argon, upon written notice to Sensytech, if the Board of Directors of Sensytech shall have withdrawn, modified, withheld or changed, in a manner adverse to Argon, its approval or recommendation of this Agreement or the Merger, or approved, recommended or declared advisable an Acquisition Proposal or resolved or committed to do any of the foregoing; provided, that such right to terminate is exercisable upon the earlier to occur of (i) public announcement by Sensytech of any of the foregoing or (ii) twenty-four hours after the Board of Directors of Sensytech resolves or commits to do any of the foregoing;

(e) by Sensytech, upon written notice to Argon, if the Board of Directors of Argon shall have withdrawn, modified, withheld or changed, in a manner adverse to Sensytech, its approval or recommendation of this Agreement or the Merger, or approved, recommended or declared advisable an Acquisition Proposal or resolved or committed to do any of the foregoing; provided, that such right to terminate is exercisable upon the earlier to occur of (i) public announcement by Argon of any of the foregoing or (ii) twenty-four hours after the Board of Directors of Argon resolves or commits to do any of the foregoing;

(f) by either Argon or Sensytech, if the Board of Directors of Sensytech has provided written notice to Argon that it has determined to accept a Superior Proposal; provided, that Sensytech may terminate this Agreement under this Section 8.1(f) only if it has complied with all of the provisions of Section 6.3 and upon such termination, Sensytech makes the payment to Argon required under Section 8.3(a)(ii) in accordance with such section (including but not limited to making the payment upon the date of termination);

(g) by either Sensytech or Argon, if the Board of Directors of Argon has provided written notice to Sensytech that it has determined to accept a Superior Proposal; provided, that Argon may terminate this Agreement under this Section 8.1(g) only if it has complied with all of the provisions of Section 6.4 and upon such termination, Argon makes the payment to Sensytech required under Section 8.3(a)(ii) in accordance with such section (including but not limited to making the payment upon the date of termination);

(h) by Argon, upon written notice to Sensytech, if (i) there shall have been a breach by Sensytech of any of its covenants or agreements in this Agreement, which breach has not been cured within thirty (30) days following written notice thereof to Sensytech or, by its nature, cannot be cured within such time or (ii) there has been a breach by Sensytech of any of its representations or warranties set forth in this Agreement, in the case of (i) and/or (ii), which either individually or in the aggregate, would result in, if occurring or continuing on the Closing Date, the failure of the condition set forth in Section 7.3(a); provided, however, that Argon may terminate this Agreement pursuant to this Section 8.1(h) as a result of a breach by Sensytech of the fourth sentence of Section 4.5(a) only if the changes, facts, circumstances, events or effects resulting in such breach constitute a Material Adverse Effect on Sensytech;

(i) by Sensytech, upon written notice to Argon, if (i) there shall have been a breach by Argon of any of its covenants or agreements in this Agreement, which breach has not been cured within thirty (30) days following written notice thereof to Argon or, by its nature, cannot be cured within such time or (ii) there has been a breach by Argon of any of its representations or warranties set forth in this Agreement (except for a breach of its representation and warranty contained in Section 5.27(a)), in the case of (i) and/or (ii), which either individually or in the aggregate, would result in, if occurring or continuing on the Closing Date, the failure of the condition set forth in Section 7.2(a);

(j) by either Sensytech or Argon if at the Sensytech Stockholders Meeting or any adjournment thereof at which the Merger shall have been submitted for adoption by the Sensytech stockholders, the Merger shall have failed to receive the Sensytech Stockholders’ Approval;

(k) by either Sensytech or Argon if at the Argon Stockholders Meeting or any adjournment thereof at which the Merger shall have been submitted for adoption by the Argon stockholders, the Merger shall have failed to receive the Argon Stockholders’ Approval;

(l) by either Sensytech or Argon if Ryan Beck has failed to deliver its written opinion in accordance with, and by the date set forth in, Section 6.20; and

(m) by either Sensytech or Argon upon the failure of the condition set forth in Section 7.1(g).

      8.2     Effect of Termination. In the event of termination of this Agreement by either Sensytech or Argon, as provided in Section 8.1, this Agreement shall forthwith become void and there shall be no further obligation on the part of Sensytech or Argon or their respective officers or directors, except as provided in Section 8.3 and except that in the case of any such termination, this Section 8.2 and Section 6.7(b), Section 6.9 and Section 10.2 shall survive. Nothing in this Section 8.2 shall relieve any party from liability for any willful or intentional breach of this Agreement.

      8.3     Termination Payment.

      (a) If this Agreement is terminated:

(i) pursuant to Section 8.1(e), Section 8.1(g), Section 8.1(i) or Section 8.1(k), then Argon shall pay to Sensytech immediately on the date of such termination, the sum of (x) all costs and out-of-pocket expenses (including reasonable attorneys’, accountants and financial advisor fees and expenses related to the Merger and the fee payable with respect to the filing under the HSR Act) incurred in connection with negotiation and preparation of this Agreement and related documentation, due diligence investigations and the preparation, filing, printing and mailing of the Joint Proxy Statement/ Prospectus (collectively, the “Transaction Costs and Expenses”) of Sensytech and (y) $3,750,000 (collectively with the Sensytech Transaction Costs and Expenses, the “Sensytech Termination Fee”). The amount of the Sensytech Termination Fee pursuant to this Section 8.3(a)(i) shall be payable in cash by wire transfer of immediately available funds to an account designated by Sensytech; and

(ii) pursuant to Section 8.1(d), Section 8.1(f), Section 8.1(h) or Section 8.1(j), then Sensytech shall pay to Argon immediately on the date of such termination, (x) the Transaction Costs and Expenses of Argon, plus (y) $3,750,000 (collectively with the Argon Transaction Costs and Expenses, the “Argon Termination Fee”). The amount of the Argon Termination Fee pursuant to this Section 8.3(a)(ii) shall be payable in cash by wire transfer of immediately available funds to an account designated by Argon.

      (b) In the event either of the Sensytech Termination Fee or the Argon Termination Fee contemplated by Section 8.3(a) is not paid when due, such Termination Fee payment shall bear interest at a rate equal to the prime rate announced from time to time by JP Morgan Chase Bank plus 1% per annum, and in addition to being obligated to pay make such payment and interest thereon, the party obligated to make such Termination Fee payment shall pay or reimburse the other party’s costs and expenses (including but not limited to reasonable legal fees and expenses) solely to the extent incurred in connection with any action, including but not limited to the filing of any lawsuit or other legal action to collect payment of the Termination Fee and any interest thereon.

      8.4     Amendment. This Agreement may not be amended except by action taken by the parties’ respective boards of directors or pursuant to authority granted by such boards of directors and then only by an instrument in writing signed on behalf of each of the parties hereto and in compliance with applicable law.

      8.5     Waiver. At any time prior to the Effective Time, the parties hereto may (a) extend the time for the performance of any of the obligations or other acts of the other parties hereto, (b) waive any inaccuracies in the representations and warranties contained herein or in any document delivered pursuant thereto and (c) waive compliance with any of the agreements or conditions contained herein. Any agreement on the part of a party hereto to any such extension or waiver shall be valid if set forth in an instrument in writing signed on behalf of such party.

ARTICLE 9

SURVIVAL

      9.1     Survival. The representations and warranties made in this Agreement shall not survive the Closing Date. The covenants and other agreements in this Agreement (except for those covenants and agreements contained herein that by their terms apply or are to be performed in whole or in part after the Effective Time), including any rights arising out of any breach of such covenants, shall not survive the Effective Time.

ARTICLE 10

GENERAL PROVISIONS

      10.1     Brokers. Each of the parties hereto agrees to hold each of the other parties hereto harmless from and against any finders’ fees in connection with the Merger contemplated by this Agreement based upon arrangements made by or on behalf of such arranging party.

      10.2     Notices. All notices and other communications hereunder shall be in writing and shall be deemed duly given if delivered personally, delivered by UPS or other nationally recognized overnight courier service or sent via facsimile to the parties at the following addresses (or at such other address for a party as shall be specified by like notice):

      (a) If to Sensytech to:

Sensytech, Inc.
8419 Terminal Road
Newington, VA 22122
Attention: S. Kent Rockwell, Chairman and
Chief Executive Officer
Fax: (703) 550-0883

      with copies to (which shall not constitute notice):

DKW Law Group LLC
600 Grant Street
58th Floor, U.S. Steel Tower
Pittsburgh, PA 15219
Attention: Warren J. Archer, Esq.
Fax: (412) 355-2609

      (b) If to Argon, to:

Argon Engineering Associates, Inc.
12701 Fair Lakes Circle
Suite 800
Fairfax, VA 22030
Attention: Dr. Terry Collins, Chairman and
Chief Executive Officer
Fax: (703) 322-0885

      with a copy (which shall not constitute notice) to:

Holland & Knight LLP
1600 Tysons Boulevard
Suite 700
McLean, VA 22102-4867
Attention: Michael M. Mannix, Esq.
Fax: (703) 720-8610

      All such communications shall be deemed to have been duly given: (A) in the case of a notice delivered by hand, when personally delivered; (B) in the case of a notice sent by facsimile, upon transmission subject to telephone and automated confirmation of receipt; and (C) in the case of a notice sent by overnight courier service, the date delivered at the designated address, in each case given or addressed as aforesaid.

      10.3     Interpretation. The headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. In this Agreement, unless a contrary intention appears, (a) the words “herein,” “hereof” and “hereunder” and other words of similar import refer to this Agreement as a whole and not to any particular Article, Section or other subdivision, (b) the word “including” means “including without limitation” and is intended by the parties to be by way of example rather than limitation and (c) reference to any Article or Section means such Article or Section hereof. No provision of this Agreement shall be interpreted or construed against any party hereto solely because such party or its legal representative drafted such provision.

      10.4     Miscellaneous. This Agreement (including the documents and instruments referred to herein) (a) constitutes the entire agreement and supersedes all other prior agreements and understandings, both written and oral, among the parties, or any of them, with respect to the subject matter hereof, (b) is not intended to confer upon any other person any rights or remedies hereunder and (c) shall not be assigned by operation of law or otherwise. THIS AGREEMENT SHALL BE GOVERNED IN ALL RESPECTS, INCLUDING VALIDITY, INTERPRETATION AND EFFECT, BY THE LAWS OF THE STATE OF DELAWARE APPLICABLE TO CONTRACTS EXECUTED AND TO BE PERFORMED WHOLLY WITHIN SUCH STATE WITHOUT GIVING EFFECT TO THE CONFLICT OF LAW PRINCIPLES THEREOF.

      10.5     Jurisdiction. Each of Sensytech and Argon hereby irrevocably and unconditionally consents to submit to the exclusive jurisdiction of the courts of the State of Delaware and of the United States of America located in the State of Delaware (the “Relevant Courts”) for any litigation arising out of or relating to this Agreement and the transactions contemplated hereby (and agrees not to commence any litigation relating thereto except in such courts), waives any objection to the laying of venue of any such litigation in the Relevant Courts and agrees not to plead or claim in any Relevant Court that such litigation brought therein has been brought in an inconvenient forum; provided, however, that nothing in this Section 9.6 is intended to waive the right of any party to remove any such action or proceeding commenced in any such state court to an appropriate federal court to the extent the basis for such removal exists under applicable law.

      10.6     Counterparts. This Agreement may be executed in two or more counterparts, each of which shall be deemed to be an original, but all of which shall constitute one and the same agreement.

      10.7     Parties In Interest. This Agreement shall be binding upon and inure solely to the benefit of each party hereto and, except as set forth in the exception to Section 9.4(b), nothing in this Agreement, express or implied, is intended to confer upon any other person any rights or remedies of any nature whatsoever under or by reason of this Agreement.

      10.8     Severability. Should any provision of this Agreement be judicially declared to be invalid, unenforceable or void, such decision will not have the effect of invalidating or voiding the remainder of this Agreement, and the part or parts of this Agreement so held to be invalid, unenforceable or void will be deemed to have been stricken herefrom, and the remainder will have the same force and effectiveness as if such stricken part or parts had never been included herein.

      10.9     Waiver of Trial by Jury. EACH PARTY TO THIS AGREEMENT WAIVES ANY RIGHT TO A TRIAL BY JURY IN ANY ACTION TO ENFORCE OR DEFEND ANY RIGHT UNDER THIS AGREEMENT OR ANY AMENDMENT, INSTRUMENT, DOCUMENT OR AGREEMENT DELIVERED, OR WHICH IN THE FUTURE MAY BE DELIVERED, IN CONNECTION WITH THE MERGER OR THE OTHER TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT, AND AGREES THAT ANY SUCH ACTION SHALL BE TRIED BEFORE A COURT AND NOT BEFORE A JURY.

      10.10     Sensytech Guarantee. Sensytech agrees to take all action necessary to cause Acquisition Sub, as applicable, to perform all of its respective agreements, covenants and obligations under this Agreement. Sensytech unconditionally guarantees to Argon the full and complete performance by Acquisition Sub of its respective obligations under this Agreement and shall be liable for any breach of any representation, warranty, covenant or obligation of Acquisition Sub under this Agreement.

[The remainder of this page intentionally left blank.]

      IN WITNESS WHEREOF, Sensytech and Argon have caused this Agreement and Plan of Merger to be signed by their respective officers as of the date first written above.

SENSYTECH, INC.

By:	/s/ S. K. ROCKWELL

Name: S. Kent Rockwell

Title:	Chairman & CEO

ARGON ENGINEERING ASSOCIATES, INC.

By:	/s/ TERRY L. COLLINS

Name: Terry L. Collins

Title:	Chairman & CEO

EXHIBIT A

DEFINITIONS — REFERENCE TABLE

“Acquisition Proposal” means, as to any party, a proposal for any tender offer, merger, consolidation, recapitalization, reorganization, share exchange, business combination, liquidation, dissolution or similar transaction involving that party or any of its Subsidiaries and a third party, or any acquisition by a third party of any party’s Capital Stock (other than upon the exercise of the party’s stock options that are outstanding on the date hereof in accordance with their terms or pursuant to existing contractual obligations) or of any business or assets of that party or any of its Subsidiaries (other than acquisitions of a business or assets in the ordinary course of business), or any combination of the foregoing, in a single transaction or a series of related transactions .

“Acquisition Sub” has the meaning assigned in such term in the Preamble.

“Affiliate” means any Person that directly, or indirectly through one or more intermediaries, controls, is controlled by, or is under common control with, the Person specified.

“Agreement” has the meaning assigned to such term in the Preamble.

“Argon” has the meaning assigned to such term in the Preamble.

“Argon Capital Stock” means all of the issued and outstanding shares of capital stock of Argon.

“Argon Class A Common Stock” has the meaning assigned to such term in Section 3.1(a).

“Argon Class B Common Stock” has the meaning assigned to such term in Section 3.1(a).

“Argon Common Stock” has the meaning assigned to such term in Section 3.1(a).

“Argon Diligence Review” has the meaning assigned to such term in Section 6.7(a).

“Argon Disclosure Schedule” shall mean, with respect to Argon and its Subsidiaries, the schedules delivered by Argon to Sensytech in connection with the execution and delivery of this Agreement setting forth, among other things, items the disclosure of which is required under this Agreement either in response to an express disclosure requirement contained in a provision of this Agreement or as an exception to one or more of the representations, warranties or covenants contained in this Agreement; provided that the mere inclusion of an item in the Argon Disclosure Schedule as an exception to a representation or warranty will not be deemed an admission by Argon that such item (or any non-disclosed item or information of comparable or greater significance) represents a material exception or fact, event or circumstance or that such item has had, or is reasonably expected to have, a Material Adverse Effect on Argon.

“Argon Financial Statements” has the meaning assigned to such term in Section 5.27(a).

“Argon Government Bids” has the meaning assigned to such term in Section 4.20.

“Argon Insiders” has the meaning assigned to such term in Section 6.18.

“Argon Insurance Policies” has the meaning assigned to such term in Section 5.26.

“Argon Leases” has the meaning assigned to such term in Section 5.14(b).

“Argon Leased Real Property” has the meaning assigned to such term in Section 5.14(b).

“Argon Material Contracts” has the meaning assigned to such term in Section 5.16(a).

“Argon Owned Real Property” has the meaning assigned to such term in Section 5.14(a).

“Argon Plans” has the meaning assigned to such term in Section 5.12(a).

“Argon Representative” has the meaning assigned to such term in Section 6.4(a).

“Argon Stock Option Plans” has the meaning assigned to such term in Section 5.12(l).

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“Argon Stockholders’ Approval” has the meaning assigned to such term in Section 5.4(d).

“Argon Stockholders’ Meeting” has the meaning assigned to such term in Section 6.5(b).

“Argon Termination Fee” has the meaning assigned to such term in Section 8.3(a)(ii).

“Articles of Merger” has the meaning assigned to such term in Section 1.2.

“Business Day” means a day, other than Saturday, Sunday or any other day on which commercial banks in Virginia are authorized or required by law to close.

“Certificate of Amendment” has the meaning assigned to such term in Section 6.5(a).

“Closing” has the meaning assigned to such term in Section 1.3.

“Closing Date” has the meaning assigned to such term in Section 1.3.

“Code” has the meaning assigned to such term in the Recitals.

“Confidentiality Agreement” means the confidentiality agreement dated effective as of February 4, 2004, between Sensytech and Argon, as the same may be amended from time to time.

“DCAA” means the Defense Contract Audit Agency of the United States government.

“Dissenters’ Shares” has the meaning assigned to such term in Section 3.3.

“DOJ” has the meaning assigned to such term in Section 6.6(b).

“Effective Time” has the meaning assigned to such term in Section 1.2.

“Environmental Law” means any applicable Federal, state, local or foreign laws, relating to (a) the protection, preservation or restoration of the environment (including, air, water vapor, surface water, groundwater, drinking water supply, surface land, subsurface land, plant and animal life or any other natural resource) or (b) the exposure to, or the use, storage, recycling, treatment, generation, transportation, processing, handling, labeling, production, release or disposal of, Hazardous Substances, in each case as amended and as in effect on the date hereof.

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended.

“Exchange Act” means the Securities Exchange Act of 1934, as amended.

“Exchange Ratio” has the meaning assigned to such term in Section 3.1(a).

“Form S-4” has the meaning assigned to such term in Section 6.8(a).

“FTC” has the meaning assigned to such term in Section 6.6(b).

“Government Bid” means any quotation, bid or proposal which, if accepted or awarded, would lead to a contract with a Governmental Entity, or a prime contractor or a higher-tier subcontractor to a Governmental Entity, for the sale of goods or the provision of services.

“Government Contract” means any prime contract, subcontract, teaming agreement or arrangement, joint venture, basic ordering agreement, blanket purchase agreement, letter agreement, purchase order, delivery order, task order, grant, cooperative agreement, Government Bid, change order or other commitment or funding vehicle between a person and (a) a Governmental Entity, (b) any prime contractor to a Governmental Entity or (c) any subcontractor with respect to any contract described in clause (a) or (b). A task, purchase or delivery order under a Government Contract shall not constitute a separate Government Contract for purposes of this definition, but shall be part of the Government Contract to which it relates.

“Governmental Entity” means any government or any agency, bureau, board, commission, court, department, official, political subdivision, tribunal or other instrumentality of any government, whether federal, state or local, domestic or foreign, as well as any corporations owned or chartered by any such

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governmental agency, bureau, board, commission, court, department, official, political subdivision, tribunal or other instrumentality.

“Hazardous Substance” means any substance listed, defined, designated or classified as hazardous, toxic, radioactive, or dangerous, or otherwise regulated, under any Environmental Law. Hazardous Substance includes any substance for which exposure is regulated by any government authority or any Environmental Law including, any toxic waste, pollutant, contaminant, hazardous substance, toxic substance, hazardous waste, special waste, petroleum or any derivative or by-product thereof, radon, radioactive material, asbestos, or asbestos containing material, urea formaldehyde foam insulation, lead or polychlorinated biphenyls.

“Houlihan” has the meaning assigned to such term in Section 5.24.

“HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended.

“Intellectual Property Rights” has the meaning assigned to such term in Section 4.18(c).

“ISRA” has the meaning assigned to such term in Section 6.19.

“Joint Proxy Statement/ Prospectus” has the meaning assigned to such term in Section 6.8(a).

“knowledge” means, as to any party, the knowledge after reasonable inquiry of the chief executive officer, chief operating officer, chief financial officer, general counsel and other executive officers of the party.

“laws” means all foreign, federal, state and local statutes, laws, ordinances, regulations, rules, resolutions, orders, tariffs, determinations, writs, injunctions, awards (including, awards of any arbitrator), judgments and decrees applicable to the specified Person and to the businesses and assets thereof (including, laws relating to the protection of classified information; the sale, leasing, ownership or management of real property; employment practices, terms and conditions, and wages and hours; building standards, land use and zoning; and safety, health and fire prevention).

“Liens” means claims, encumbrances, mortgages, security interests, equities, or charges of any nature whatsoever.

“Material Adverse Effect” means, with respect to any entity, (a) any adverse change, circumstance, fact, event or effect that, individually or in the aggregate with all other adverse changes, circumstances, facts, events and effects, is or is reasonably likely to be materially adverse to the business, condition (financial or otherwise), assets, results of operations or prospects of such entity and its Subsidiaries taken as a whole, other than any change, circumstance, fact, event or effect relating to (i) the economy in general, except if such entity is adversely affected in a materially disproportionate manner as compared to similarly situated entities, (ii) the industries in which Argon or Sensytech operate and not specifically relating to Argon or Sensytech, including changes in legal, accounting or regulatory changes, or conditions, except if such entity is adversely affected in a materially disproportionate manner as compared to other comparable participants in such industries, or (b) a material adverse effect on the ability of such entity to perform its obligations under this Agreement.

“Merger” has the meaning assigned to such term in the Preamble.

“NJDEP” has the meaning assigned to such term in Section 6.19.

“Non-Breaching Party” has the meaning assigned to such term in Section 9.2.

“Notice of Superior Proposal” has the meaning assigned to such term in Section 6.3(e).

“Permitted Liens” means, as to any Person (a) Liens that do not interfere with the value, marketability or use of the assets in the operations or business of the Person, (b) Liens for Taxes not yet due and payable or which are being contested in good faith and by appropriate proceedings if adequate reserves with respect thereto are maintained on the Person’s books in accordance with generally accepted accounting principles, (c) Liens which do not secure monetary liabilities of any Person and that, individually or in the aggregate, do not and would not materially detract from the value or marketability of any of the assets of the Person

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or materially interfere with the use thereof as currently used and (d) Liens in favor of carriers, warehousemen, mechanics, materialmen and landlords granted in the ordinary course of business for amounts not overdue or being diligently contested in good faith by appropriate proceedings and or which adequate reserves in accordance with generally accepted accounting principles shall have been set aside on its books.

“Permits” has the meaning assigned to such term in Section 4.9.

“Person” means any individual, partnership, joint venture, corporation, limited liability Sensytech, trust, unincorporated organization or other entity and a government or any department or agency thereof.

“PWC” has the meaning assigned to such term in Section 4.5(a).

“Regulatory Law” means the Sherman Act, as amended, the Clayton Act, as amended, the HSR Act, the Federal Trade Commission Act, as amended, and all other federal, state and foreign statutes, rules, regulations, orders, decrees, administrative and judicial doctrines and other laws that are designed or intended to prohibit, restrict or regulate actions having the purpose or effect of monopolization or restraint of trade or lessening of competition, through merger or acquisition.

“Release” has the meaning set forth in Section 101(22) of the Comprehensive Environmental Response, Compensation, and Liability Act, 42 U.S.C. Section 9601(22).

“Relevant Courts” has the meaning assigned to such term in Section 10.5.

“Required Statutory Approvals” means, collectively, (a) the filings by Argon and Sensytech required by the HSR Act, and any filings and approvals required under applicable domestic or foreign antitrust or competition laws or regulations, if any, and expiration or termination of any applicable waiting periods under the HSR Act and any other antitrust or competition laws or regulations, and (b) the making of the Merger Filing with the VSCC in connection with the Merger.

“Ryan Beck” has the meaning assigned to such term in Section 4.25.

“Sarbanes-Oxley Act” has the meaning assigned to such term in Section 4.5(a).

“SEC” means the United States Securities and Exchange Commission.

“Securities Act” means the Securities Act of 1933, as amended.

“Sensytech” has the meaning assigned to such term in the Preamble.

“Sensytech Capital Stock” means all of the issued and outstanding shares of capital stock of Sensytech.

“Sensytech Common Stock” has the meaning assigned to such term in Section 3.1(a).

“Sensytech Diligence Review” has the meaning assigned to such term in Section 6.7(a).

“Sensytech Disclosure Schedule” shall mean, with respect to Sensytech and its Subsidiaries, the schedules delivered by Sensytech to Argon in connection with the execution and delivery of this Agreement setting forth, among other things, items the disclosure of which is required under this Agreement either in response to an express disclosure requirement contained in a provision of this Agreement or as an exception to one or more of the representations, warranties or covenants contained in this Agreement; provided that the mere inclusion of an item in the Sensytech Disclosure Schedule as an exception to a representation or warranty will not be deemed an admission by Sensytech that such item (or any non-disclosed item or information of comparable or greater significance) represents a material exception or fact, event or circumstance or that such item has had, or is reasonably expected to have, a Material Adverse Effect on Sensytech.

“Sensytech Government Contracts” has the meaning assigned to such term in Section 4.20

“Sensytech Government Bids” has the meaning assigned to such term in Section 4.20.

“Sensytech Insurance Policies” has the meaning assigned to such term in Section 4.28.

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“Sensytech Leased Real Property” has the meaning assigned to such term in Section 4.15(b).

“Sensytech Leases” has the meaning assigned to such term in Section 4.15(b).

“Sensytech Material Contracts” has the meaning assigned to such term in Section 4.17(a).

“Sensytech Owned Real Property” has the meaning assigned to such term in Section 4.15(a).

“Sensytech Plans” has the meaning assigned to such term in Section 4.13(a).

“Sensytech Reports” has the meaning assigned to such term in Section 4.5(a).

“Sensytech Representative” has the meaning assigned to such term in Section 6.3(a).

“Sensytech Stock Option Plans” has the meaning assigned to such term in Section 4.13(l).

“Sensytech Stockholders’ Approval” has the meaning assigned to such term in Section 4.4(d).

“Sensytech Stockholders’ Meeting” has the meaning assigned to such term in Section 6.5(a).

“Sensytech Termination Fee” has the meaning assigned to such term in Section 8.3(a)(i).

“Subsidiary” shall mean, when used with reference to any person or entity, any corporation, partnership, limited liability company, business trust, joint venture or other entity of which such person or entity (either acting alone or together with its other Subsidiaries) owns, directly or indirectly, 50% or more of the stock or other voting interests, the holders of which are entitled to vote for the election of a majority of the board of directors or any similar governing body of such corporation, partnership, limited liability company, business trust, joint venture or other entity.

“Superior Proposal” has the meaning assigned to such term in Section 6.3(b).

“Surviving Corporation” has the meaning assigned to such term in Section 1.1.

“Tax Return” means any return, report or other document or information required to be supplied to a taxing authority in connection with Taxes.

“Taxes” means all taxes, including, income, estimated income, gross receipts, excise, property, sales, withholding, social security, occupation, use, service, service use, license, payroll, franchise, transfer and recording taxes, fees and charges, windfall profits, severance, customs, import, export, employment or similar taxes, charges, fees, levies or other assessments imposed by the United States, or any state, local or foreign government or subdivision or agency thereof, whether computed on a separate, consolidated, unitary, combined or any other basis, and such term shall include any interest, fines, penalties or additional amounts and any interest in respect of any additions, fines or penalties attributable or imposed on or with respect to any such taxes, charges, fees, levies or other assessments, and any obligation to indemnify or otherwise assume or succeed to the Tax liability of any other Person.

“Transaction Costs and Expenses” has the meaning assigned to such term in Section 8.3(a)(i).

“VSCA” has the meaning assigned to such term in Section 1.1.

“VSCC” has the meaning assigned to such term in Section 1.2.

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ANNEX B

July 16, 2004

The Board of Directors

Sensytech, Inc.
8419 Terminal Road
Newington, VA 22192

Members of the Board:

      You have requested our opinion as to the fairness, from a financial point of view, to the holders of the common stock of Sensytech, Inc., a Delaware corporation (the “Company”), of the Exchange Ratio set forth in the Agreement and Plan of Merger dated June 7, 2004, (the “Agreement”), by and between the Company and Argon Engineering Associates, Inc. (“Argon”). Capitalized terms used herein shall have the meanings used in the Agreement unless otherwise defined herein.

      Pursuant to the Agreement, holders of Argon Common Stock will receive at the Effective Time two shares of Company Common Stock for each share of Argon Common Stock (the “Exchange Ratio”) determined in accordance with the Agreement and a subsidiary of the Company will merge (the “Merger”) with and into Argon. The transaction is intended to qualify as a tax-free reorganization under the provisions of Section 368(a) of the Internal Revenue Code. The terms and conditions of the Merger and the Exchange Ratio are set forth more fully in the Agreement.

      Ryan Beck & Co., Inc. (“Ryan Beck”) as part of its investment banking services, is regularly engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, corporate restructurings, underwritings, secondary distributions of listed and unlisted securities, private placements and valuations for corporate and other purposes.

      We are acting as financial advisor to the Company in connection with the Merger, and we will receive a fee for our services, a portion of which is contingent upon the consummation of the Merger. In addition, the Company has agreed to indemnify us for certain liabilities arising out of our engagement. In the ordinary course of business, Ryan Beck (i) may act as a market maker and broker in the publicly traded securities of the Company and receive customary compensation in connection therewith, and (ii) may actively trade securities of the Company for its own account and the accounts of its customers, and, accordingly, may hold a long or short position in such securities. Ryan Beck has never acted as an underwriter for the public offering of Company Common Stock and has not prior to the date hereof provided research coverage for Company Common Stock.

      In connection with our review of the Agreement, and in arriving at our opinion, we have: (i) reviewed the financial terms of the Agreement; (ii) reviewed and analyzed certain publicly available financial and other data with respect to the Company; (iii) reviewed certain historical financial and operating data relating to the Company and Argon made available to us from published sources and from the internal records of the Company and Argon; (iv) conducted discussions with members of the senior management of the Company with respect to the business prospects and financial outlook of the Company, and the Company and Argon on a combined basis (the “Combined Company”); (v) conducted discussions with members of the senior management of Argon with respect to the business prospects and financial outlook of Argon, and the Combined Company; (vi) reviewed the reported prices and trading activity for the Company Common Stock; (vii) reviewed each of the Company’s and Argon’s forecasts, major contracts and business plan and their opportunities as a Combined Company; (viii) reviewed the financial terms and statistics, to the extent publicly available, of certain comparable transactions and companies that Ryan Beck deemed relevant; and (ix) performed discounted cash flow, contribution and accretion/(dilution) analyses with respect to the Company and Argon. In addition, we have conducted such other analyses and examinations and considered such other financial, economic and market criteria as we have deemed necessary in arriving at our opinion.

B-1

      With respect to the data and discussions relating to the business prospects and financial outlook of the Company and Argon, upon advice of the Company and Argon we have assumed that such data has been reasonably prepared on a basis reflecting the best currently available estimates and judgments of the management of the Company and Argon as to the future financial performance of the Company and Argon, and that the Company and Argon will perform substantially in accordance with such financial data and estimates. We express no opinion as to such financial data and estimates or the assumptions on which they were based.

      In rendering our opinion, we have assumed and relied upon the accuracy and completeness of the financial, legal, tax, operating and other information provided to us by the Company and Argon (including, without limitation, the financial statements and related notes thereto of the Company and Argon) and have not assumed responsibility for independently verifying, and have not independently verified, such information. In addition, we have not assumed any obligation to conduct, and have not conducted, any physical inspection of the property or facilities of the Company or Argon.

      We have assumed that the Merger will qualify as a tax-free reorganization for U.S. federal income tax purposes. In addition, in arriving at our opinion, we have assumed that, in the course of obtaining the necessary regulatory approvals for the Merger, no restrictions, including any divestiture requirements, will be imposed that would have a material effect on the contemplated benefits of the Merger.

      Our opinion speaks only as of the date hereof, is based on the conditions as they exist and information which we have been supplied as of the date hereof, and is without regard to any market, economic, financial, legal or other circumstances or event of any kind or nature which may exist or occur after such date.

      Our advisory services and the opinion expressed herein are provided for the information and assistance of the Board of Directors of the Company in connection with the transactions contemplated by the Agreement and, therefore, do not constitute a recommendation to any stockholder as to how such stockholder should vote with respect to the Merger. This opinion shall not be otherwise published or used, nor shall any public references to us be made, without our prior written consent, except for publication in any proxy statement or filing of the Company in connection with completion of the Merger.

      Our opinion addresses solely the fairness to the holders of the Company Common Stock of the Exchange Ratio in the Agreement. Our opinion does not in any way address other Agreement terms or arrangements or any other agreements executed in connection therewith. We are not expressing any opinion herein as to the prices at which Company Common Stock have traded or may trade following the date of this letter or following consummation of the Merger. Our opinion does not address the merits of the underlying decision by the Company to engage in the Merger or the relative merits of the Merger compared to any alternative business strategy or transaction in which the Company might engage.

      Based on our experience as investment bankers and subject to the foregoing, including the various assumptions and limitations set forth herein, it is our opinion that, as of the date hereof, the Exchange Ratio is fair, from a financial point of view, to the holders of Company Common Stock.

Very truly yours,

Ryan Beck & Co., Inc.

B-2

ANNEX C

Code of Virginia

§ 13.1-729.     Definitions.

      In this article:

“Corporation” means the issuer of the shares held by a dissenter before the corporate action, except that (i) with respect to a merger, “corporation” means the surviving domestic or foreign corporation or limited liability company by merger of that issuer, and (ii) with respect to a share exchange, “corporation” means the acquiring corporation by share exchange, rather than the issuer, if the plan of share exchange places the responsibility for dissenters’ rights on the acquiring corporation.

“Dissenter” means a shareholder who is entitled to dissent from corporate action under § 13.1-730 and who exercises that right when and in the manner required by §§ 13.1-732 through 13.1-739.

“Fair value,” with respect to a dissenter’s shares, means the value of the shares immediately before the effectuation of the corporate action to which the dissenter objects, excluding any appreciation or depreciation in anticipation of the corporate action unless exclusion would be inequitable.

“Interest” means interest from the effective date of the corporate action until the date of payment, at the average rate currently paid by the corporation on its principal bank loans or, if none, at a rate that is fair and equitable under all the circumstances.

“Record shareholder” means the person in whose name shares are registered in the records of a corporation or the beneficial owner of shares to the extent of the rights granted by a nominee certificate on file with a corporation.

“Beneficial shareholder” means the person who is a beneficial owner of shares held by a nominee as the record shareholder.

“Shareholder” means the record shareholder or the beneficial shareholder.

      (1985, c. 522; 1992, c. 575.)

§ 13.1-730.     Right to dissent.

      A. A shareholder is entitled to dissent from, and obtain payment of the fair value of his shares in the event of, any of the following corporate actions:

1. Consummation of a plan of merger to which the corporation is a party (i) if shareholder approval is required for the merger by § 13.1-718 or the articles of incorporation and the shareholder is entitled to vote on the merger or (ii) if the corporation is a subsidiary that is merged with its parent under § 13.1-719;

2. Consummation of a plan of share exchange to which the corporation is a party as the corporation whose shares will be acquired, if the shareholder is entitled to vote on the plan;

3. Consummation of a sale or exchange of all, or substantially all, of the property of the corporation if the shareholder was entitled to vote on the sale or exchange or if the sale or exchange was in furtherance of a dissolution on which the shareholder was entitled to vote, provided that such dissenter’s rights shall not apply in the case of (i) a sale or exchange pursuant to court order, or (ii) a sale for cash pursuant to a plan by which all or substantially all of the net proceeds of the sale will be distributed to the shareholders within one year after the date of sale;

4. Any corporate action taken pursuant to a shareholder vote to the extent the articles of incorporation, bylaws, or a resolution of the board of directors provides that voting or nonvoting shareholders are entitled to dissent and obtain payment for their shares.

      B. A shareholder entitled to dissent and obtain payment for his shares under this article may not challenge the corporate action creating his entitlement unless the action is unlawful or fraudulent with respect to the shareholder or the corporation.

      C. Notwithstanding any other provision of this article, with respect to a plan of merger or share exchange or a sale or exchange of property there shall be no right of dissent in favor of holders of shares of any class or series which, at the record date fixed to determine the shareholders entitled to receive notice of and to vote at the meeting at which the plan of merger or share exchange or the sale or exchange of property is to be acted on, were (i) listed on a national securities exchange or on the National Association of Securities Dealers Automated Quotation System (NASDAQ) or (ii) held by at least 2,000 record shareholders, unless in either case:

1. The articles of incorporation of the corporation issuing such shares provide otherwise;

2. In the case of a plan of merger or share exchange, the holders of the class or series are required under the plan of merger or share exchange to accept for such shares anything except:

a. Cash;

b. Shares or membership interests, or shares or membership interests and cash in lieu of fractional shares (i) of the surviving or acquiring corporation or limited liability company or (ii) of any other corporation or limited liability company which, at the record date fixed to determine the shareholders entitled to receive notice of and to vote at the meeting at which the plan of merger or share exchange is to be acted on, were either listed subject to notice of issuance on a national securities exchange or held of record by at least 2,000 record shareholders or members; or

c. A combination of cash and shares or membership interests as set forth in subdivisions 2 a and 2 b of this subsection; or

3. The transaction to be voted on is an “affiliated transaction” and is not approved by a majority of “disinterested directors” as such terms are defined in § 13.1-725.

      D. The right of a dissenting shareholder to obtain payment of the fair value of his shares shall terminate upon the occurrence of any one of the following events:

1. The proposed corporate action is abandoned or rescinded;

2. A court having jurisdiction permanently enjoins or sets aside the corporate action; or

3. His demand for payment is withdrawn with the written consent of the corporation.

      E. Notwithstanding any other provision of this article, no shareholder of a corporation located in a county having a county manager form of government and which is exempt from income taxation under § 501 (c) or § 528 of the Internal Revenue Code and no part of whose income inures or may inure to the benefit of any private share holder or individual shall be entitled to dissent and obtain payment for his shares under this article.

      (Code 1950, §§ 13-85, 13.1-75, 13.1-78; 1956, c. 428; 1968, c. 733; 1972, c. 425; 1975, c. 500; 1984, c. 613; 1985, c. 522; 1986, c. 540; 1988, c. 442; 1990, c. 229; 1992, c. 575; 1996, c. 246; 1999, c. 288.)

§ 13.1-731.     Dissent by nominees and beneficial owners.

      A. A record shareholder may assert dissenters’ rights as to fewer than all the shares registered in his name only if he dissents with respect to all shares beneficially owned by any one person and notifies the corporation in writing of the name and address of each person on whose behalf he asserts dissenters’ rights. The rights of a partial dissenter under this subsection are determined as if the shares as to which he dissents and his other shares were registered in the names of different shareholders.

      B. A beneficial shareholder may assert dissenters’ rights as to shares held on his behalf only if:

1. He submits to the corporation the record shareholder’s written consent to the dissent not later than the time the beneficial shareholder asserts dissenters’ rights; and

2. He does so with respect to all shares of which he is the beneficial shareholder or over which he has power to direct the vote.

      (Code 1950, §§ 13-85, 13.1-75, 13.1-78; 1956, c. 428; 1968, c. 733; 1972, c. 425; 1975, c. 500; 1984, c. 613; 1985, c. 522.)

§ 13.1-732.     Notice of dissenters’ rights.

      A. If proposed corporate action creating dissenters’ rights under §/n 13.1-730 is submitted to a vote at a shareholders’ meeting, the meeting notice shall state that shareholders are or may be entitled to assert dissenters’ rights under this article and be accompanied by a copy of this article.

      B. If corporate action creating dissenters’ rights under § 13.1-730 is taken without a vote of shareholders, the corporation, during the ten-day period after the effectuation of such corporate action, shall notify in writing all record shareholders entitled to assert dissenters’ rights that the action was taken and send them the dissenters’ notice described in §/n 13.1-734.

      (1985, c. 522.)

§ 13.1-733.     Notice of intent to demand payment.

      A. If proposed corporate action creating dissenters’ rights under §/n 13.1-730 is submitted to a vote at a shareholders’ meeting, a shareholder who wishes to assert dissenters’ rights (i) shall deliver to the corporation before the vote is taken written notice of his intent to demand payment for his shares if the proposed action is effectuated and (ii) shall not vote such shares in favor of the proposed action.

      B. A shareholder who does not satisfy the requirements of subsection A of this section is not entitled to payment for his shares under this article.

      (Code 1950, §§ 13-85, 13.1-75, 13.1-78; 1956, c. 428; 1968, c. 733; 1972, c. 425; 1975, c. 500; 1984, c. 613; 1985, c. 522.)

§ 13.1-734.     Dissenters’ notice.

      A. If proposed corporate action creating dissenters’ rights under §/n 13.1-730 is authorized at a shareholders’ meeting, the corporation, during the ten-day period after the effectuation of such corporate action, shall deliver a dissenters’ notice in writing to all shareholders who satisfied the requirements of § 13.1-733.

      B. The dissenters’ notice shall:

1. State where the payment demand shall be sent and where and when certificates for certificated shares shall be deposited;

2. Inform holders of uncertificated shares to what extent transfer of the shares will be restricted after the payment demand is received;

3. Supply a form for demanding payment that includes the date of the first announcement to news media or to shareholders of the terms of the proposed corporate action and requires that the person asserting dissenters’ rights certify whether or not he acquired beneficial ownership of the shares before or after that date;

4. Set a date by which the corporation must receive the payment demand, which date may not be fewer than thirty nor more than sixty days after the date of delivery of the dissenters’ notice; and

5. Be accompanied by a copy of this article.

      (Code 1950, §§ 13-85, 13.1-75, 13.1-78; 1956, c. 428; 1968, c. 733; 1972, c. 425; 1975, c. 500; 1984, c. 613; 1985, c. 522.)

§ 13.1-735.     Duty to demand payment.

      A. A shareholder sent a dissenters’ notice described in § 13.1-734 shall demand payment, certify that he acquired beneficial ownership of the shares before or after the date required to be set forth in the dissenters’ notice pursuant to subdivision 3 of subsection B of § 13.1-734, and, in the case of certificated shares, deposit his certificates in accordance with the terms of the notice.

      B. The shareholder who deposits his shares pursuant to subsection A of this section retains all other rights of a shareholder except to the extent that these rights are canceled or modified by the taking of the proposed corporate action.

      C. A shareholder who does not demand payment and deposits his share certificates where required, each by the date set in the dissenters’ notice, is not entitled to payment for his shares under this article.

      (Code 1950, §§ 13-85, 13.1-75, 13.1-78; 1956, c. 428; 1968, c. 733; 1972, c. 425; 1975, c. 500; 1984, c. 613; 1985, c. 522.)

§ 13.1-736.     Share restrictions.

      A. The corporation may restrict the transfer of uncertificated shares from the date the demand for their payment is received.

      B. The person for whom dissenters’ rights are asserted as to uncertificated shares retains all other rights of a shareholder except to the extent that these rights are canceled or modified by the taking of the proposed corporate action.

      (Code 1950, §§ 13-85, 13.1-75, 13.1-78; 1956, c. 428; 1968, c. 733; 1972, c. 425; 1975, c. 500; 1984, c. 613; 1985, c. 522.)

§ 13.1-737.     Payment.

      A. Except as provided in § 13.1-738, within thirty days after receipt of a payment demand made pursuant to § 13.1-735, the corporation shall pay the dissenter the amount the corporation estimates to be the fair value of his shares, plus accrued interest. The obligation of the corporation under this paragraph may be enforced (i) by the circuit court in the city or county where the corporation’s principal office is located, or, if none in this Commonwealth, where its registered office is located or (ii) at the election of any dissenter residing or having its principal office in the Commonwealth, by the circuit court in the city or county where the dissenter resides or has its principal office. The court shall dispose of the complaint on an expedited basis.

      B. The payment shall be accompanied by:

1. The corporation’s balance sheet as of the end of a fiscal year ending not more than sixteen months before the effective date of the corporate action creating dissenters’ rights, an income statement for that year, a statement of changes in shareholders’ equity for that year, and the latest available interim financial statements, if any;

2. An explanation of how the corporation estimated the fair value of the shares and of how the interest was calculated;

3. A statement of the dissenters’ right to demand payment under § 13.1-739; and

4. A copy of this article.

      (Code 1950, §§ 13-85, 13.1-75, 13.1-78; 1956, c. 428; 1968, c. 733; 1972, c. 425; 1975, c. 500; 1984, c. 613; 1985, c. 522.)

§ 13.1-738.     After-acquired shares.

      A. A corporation may elect to withhold payment required by § 13.1-737 from a dissenter unless he was the beneficial owner of the shares on the date of the first publication by news media or the first announcement to shareholders generally, whichever is earlier, of the terms of the proposed corporate action, as set forth in the dissenters’ notice.

      B. To the extent the corporation elects to withhold payment under subsection A of this section, after taking the proposed corporate action, it shall estimate the fair value of the shares, plus accrued interest, and shall offer to pay this amount to each dissenter who agrees to accept it in full satisfaction of his demand. The corporation shall send with its offer an explanation of how it estimated the fair value of the shares and of how the interest was calculated, and a statement of the dissenter’s right to demand payment under § 13.1-739.

      (1985, c. 522.)

§ 13.1-739.	Procedure if shareholder dissatisfied with payment or offer.

      A. A dissenter may notify the corporation in writing of his own estimate of the fair value of his shares and amount of interest due, and demand payment of his estimate (less any payment under § 13.1-737), or reject the corporation’s offer under § 13.1-738 and demand payment of the fair value of his shares and interest due, if the dissenter believes that the amount paid under § 13.1-737 or offered under § 13.1-738 is less than the fair value of his shares or that the interest due is incorrectly calculated.

      B. A dissenter waives his right to demand payment under this section unless he notifies the corporation of his demand in writing under subsection A of this section within thirty days after the corporation made or offered payment for his shares.

      (Code 1950, §§ 13-85, 13.1-75, 13.1-78; 1956, c. 428; 1968, c. 733; 1972, c. 425; 1975, c. 500; 1984, c. 613; 1985, c. 522.)

§ 13.1-740.     Court action.

      A. If a demand for payment under § 13.1-739 remains unsettled, the corporation shall commence a proceeding within sixty days after receiving the payment demand and petition the circuit court in the city or county described in subsection B of this section to determine the fair value of the shares and accrued interest. If the corporation does not commence the proceeding within the sixty-day period, it shall pay each dissenter whose demand remains unsettled the amount demanded.

      B. The corporation shall commence the proceeding in the city or county where its principal office is located, or, if none in this Commonwealth, where its registered office is located. If the corporation is a foreign corporation without a registered office in this Commonwealth, it shall commence the proceeding in the city or county in this Commonwealth where the registered office of the domestic corporation merged with or whose shares were acquired by the foreign corporation was located.

      C. The corporation shall make all dissenters, whether or not residents of this Commonwealth, whose demands remain unsettled parties to the proceeding as in an action against their shares and all parties shall be served with a copy of the petition. Nonresidents may be served by registered or certified mail or by publication as provided by law.

      D. The corporation may join as a party to the proceeding any shareholder who claims to be a dissenter but who has not, in the opinion of the corporation, complied with the provisions of this article. If the court determines that such shareholder has not complied with the provisions of this article, he shall be dismissed as a party.

      E. The jurisdiction of the court in which the proceeding is commenced under subsection B of this section is plenary and exclusive. The court may appoint one or more persons as appraisers to receive evidence and recommend a decision on the question of fair value. The appraisers have the powers described in the order appointing them, or in any amendment to it. The dissenters are entitled to the same discovery rights as parties in other civil proceedings.

      F. Each dissenter made a party to the proceeding is entitled to judgment (i) for the amount, if any, by which the court finds the fair value of his shares, plus interest, exceeds the amount paid by the corporation or (ii) for the fair value, plus accrued interest, of his after-acquired shares for which the corporation elected to withhold payment under § 13.1-738.

      (Code 1950, §§ 13-85, 13.1-75, 13.1-78; 1956, c. 428; 1968, c. 733; 1972, c. 425; 1975, c. 500; 1984, c. 613; 1985, c. 522.)

§ 13.1-741.     Court costs and counsel fees.

      A. The court in an appraisal proceeding commenced under § 13.1-740 shall determine all costs of the proceeding, including the reasonable compensation and expenses of appraisers appointed by the court. The court shall assess the costs against the corporation, except that the court may assess costs against all or some of the dissenters, in amounts the court finds equitable, to the extent the court finds the dissenters did not act in good faith in demanding payment under § 13.1-739.

      B. The court may also assess the reasonable fees and expenses of experts, excluding those of counsel, for the respective parties, in amounts the court finds equitable:

1. Against the corporation and in favor of any or all dissenters if the court finds the corporation did not substantially comply with the requirements of §§ 13.1-732 through 13.1-739; or

2. Against either the corporation or a dissenter, in favor of any other party, if the court finds that the party against whom the fees and expenses are assessed did not act in good faith with respect to the rights provided by this article.

      C. If the court finds that the services of counsel for any dissenter were of substantial benefit to other dissenters similarly situated, the court may award to these counsel reasonable fees to be paid out of the amounts awarded the dissenters who were benefited.

      D. In a proceeding commenced under subsection A of § 13.1-737 the court shall assess the costs against the corporation, except that the court may assess costs against all or some of the dissenters who are parties to the proceeding, in amounts the court finds equitable, to the extent the court finds that such parties did not act in good faith in instituting the proceeding.

      (Code 1950, §§ 13-85, 13.1-75, 13.1-78; 1956, c. 428; 1968, c. 733; 1972, c. 425; 1975, c. 500; 1984, c. 613; 1985, c.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS; UNDERTAKINGS

Item 20.     Indemnification of Directors and Officers

      The Registrant is incorporated under the laws of the State of Delaware. Reference is made to Section 145 of the Delaware General Corporation Law, or DGCL, which generally provides that all directors and officers (as well as other employees and individuals) may be indemnified against expenses (including attorney’s fees), judgments, fines and amounts paid in settlement actually and reasonably incurred in connection with certain specified actions, suits or proceedings, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation, a “derivative action”), if they acted in good faith and in a manner they reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe their conduct was unlawful. A similar standard of care is applicable in the case of derivative actions, except that indemnification extends only to expenses (including attorneys’ fees) actually and reasonably incurred in connection with defense or settlement of an action and the DGCL requires court approval before there can be any indemnification where the person seeking indemnification has been found liable to the corporation. Section 145 of the DGCL also provides that the rights conferred thereby are not exclusive of any other right which any person may be entitled to under any bylaw, agreement, vote of stockholders or disinterested directors or otherwise, and permits a corporation to advance expenses to or on behalf of a person to be indemnified upon receipt of an undertaking to repay the amounts advanced if it is determined that the person is not entitled to be indemnified.

      The Registrant’s bylaws provide that each person who was or is made a party or is threatened to be made a party to or is involved in any action, suit or proceeding by reason of the fact that he is or was a director or officer of the Registrant (or is or was serving at the request of the Registrant as director, officer, employee or agent of another entity), shall be indemnified and held harmless by the Registrant to the fullest extent authorized by the DGCL, as in effect (or to the extent that indemnification is broadened, as it may be amended), against all expense, liability and loss (including attorneys’ fees, judgments, fines, ERISA excise taxes or penalties and amounts paid or to be paid in settlement) reasonably incurred or suffered by such person in connection therewith. Except with respect to actions initiated by an officer or director against the Registrant to recover the amount of an unpaid claim, the Registrant is required to indemnify an officer or director in connection with an action, suit or proceeding initiated by such person only if such action, suit or proceeding was authorized by the board of directors of the Registrant. The bylaws of the Registrant further provide that an officer or director may (60 days after a written claim has been received by the Registrant) bring suit against the Registrant to recover an unpaid claim and, if such suit is successful, the expense of bringing such suit. While it is a defense to such suit that the claimant has not met the applicable standards of conduct which make indemnification permissible under the DGCL, neither the failure of the board of directors to have made a determination that indemnification is proper, nor an actual determination that the claimant has not met the applicable standard of conduct, shall be a defense to the action or create a presumption that the claimant has not met the applicable standard of conduct.

      The bylaws of the Registrant also provide that the rights conferred thereby are contract rights, that they are not exclusive of any other rights which an officer or director may have or hereafter acquire under any statute, any other provision of the certificate of incorporation, bylaw, agreement, vote of stockholders or disinterested directors or otherwise, and that they include the right to be paid by the Registrant the expenses incurred in defending any specified action, suit or proceeding in advance of its final disposition provided that, if the DGCL so requires, such payment shall only be made upon delivery to the Registrant by the officer or director of an undertaking to repay all amounts so advanced if it shall ultimately be determined that such director or officer is not entitled to be indemnified under the bylaws or otherwise.

Item 21.	Exhibits and Financial Statement Schedules.

      (a) Exhibits

Exhibit
Number		Description of Exhibit

2.1		Agreement and Plan of Merger dated as of June 7, 2004, by and between Sensytech, Inc. and Argon Engineering Associates, Inc.
3.1		Amended and Restated Certificate of Incorporation of the registrant (incorporated by reference to Exhibit 3.1 of registrant’s Registration Statement on Form S-1 filed on August 26, 2002, Registration Statement No. 333-98757)
3.2		Amended and Restated Bylaws of the registrant (incorporated by reference to Exhibit 13(a)(i) of registrant’s Report on Form 10-KSB for the Year Ended September 30, 2001, Commission File No. 000-08193)
4.1		Form of Common Stock Certificate (incorporated by reference to Exhibit 4.1 of registrant’s Registration Statement on Form S-1 filed on August 26, 2002, Registration Statement No. 333-987570)
*5	.1	Opinion of DKW Law Group, LLC as to the legality of the securities being registered
*8	.1	Opinion of DKW Law Group, LLC as to the U.S. federal income tax consequences of the merger described in the registration statement
*8	.2	Opinion of Holland & Knight, LLP as to the U.S. federal income tax consequences of the merger described in the registration statement.
10.1		Amended and Restated Line of Credit Agreement with Bank of America (incorporated by reference to Exhibit 10.1 of registrant’s Registration Statement on Form S-1 filed on August 26, 2002, Registration Statement No. 333-98757)
10	.1.1	Third Amendment to Second Amended and Restated Financing and Security Agreement (incorporated by reference to Exhibit 10.1 of registrant’s Report on Form 10-Q for the quarter ended March 31, 2004, Commission File No. 000-08193)
10.2		The 2002 Stock Incentive Plan (incorporated by reference to registrant’s Schedule 14A filed with the Commission on April 22, 2002, Commission File No. 000-08193)
10.3		Retention Agreement dated February 17, 2004, by and between Sensytech, Inc. and Donald F. Fultz
10.4		Retention Agreement dated February 17, 2004, by and between Sensytech, Inc. and S. Kent Rockwell
21.1		Subsidiaries of the Registrant (incorporated by reference to Exhibit 21 of registrant’s Report on Form 10-K for the year ended September 30, 2003)
23.1		The consents of DKW Law Group, LLC are contained in their opinions
23.2		The consent of Holland & Knight, LLP is contained in their opinion
23.2		Consent of PricewaterhouseCoopers LLP
23.4		Consent of Grant Thornton LLP
24.1		The Powers of Attorney are contained in the signature page

*	To be filed by amendment

      (b) Financial Statement Schedules.

Item 22.	Undertakings

      (A) The undersigned Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the Registrant’s annual report pursuant to section 13(a) or section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

      (B) (1) The undersigned Registrant hereby undertakes as follows: That prior to any public reoffering of the securities registered hereunder through use of a prospectus which is part of this registration statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the issuer undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other Items of the applicable form.

           (2) The Registrant undertakes that every prospectus: (i) that is filed pursuant to paragraph (b)(1) immediately preceding, or (ii) that purports to meet the requirements of section 10(a)(3) of the Securities Act of 1933 and is used in connection with an offering of securities subject to Rule 415, will be filed as part of an amendment to the registration statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

      (C) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

      (D) The undersigned Registrant hereby undertakes to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

SIGNATURES

      Pursuant to the requirements of the Securities Act, the Registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Newington, Commonwealth of Virginia, on July 15, 2004.

SENSYTECH, INC

By:	/s/ S. KENT ROCKWELL

S. Kent Rockwell
Chief Executive Officer

POWER OF ATTORNEY

      Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities indicated on July 15, 2004. Each person whose signature appears below hereby constitutes and appoints S. Kent Rockwell and Donald F. Fultz, or either of them, as his true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution, to execute in his name and on his behalf, in any and all capacities, this Registrant’s registration statement on Form S-4 and any amendments thereto (and any additional registration statement related thereto permitted by Rule 462(b) promulgated under the Securities Act of 1933 (and all further amendments, including post-effective amendments thereto)), necessary or advisable to enable the registrant to comply with the Securities Act of 1933, and any rules, regulations and requirements of the Securities and Exchange Commission, in respect thereof, in connection with the registration of the securities which are the subject of such registration statement, which amendments may make such changes in such registration statement as such attorney may deem appropriate, and with full power and authority to perform and do any and all acts and things whatsoever which any such attorney or substitute may deem necessary or advisable to be performed or done in connection with any or all of the above-described matters, as fully as each of the undersigned could do if personally present and acting, hereby ratifying and approving all acts of any such attorney or substitute.

      Pursuant to the requirements of Securities Act, this registration statement has been signed by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Signatures	Title	Date

/s/ S. KENT ROCKWELL S. Kent Rockwell	Chairman of the Board and Chief Executive Officer (principal executive officer)	July 15, 2004

/s/ DONALD F. FULTZ Donald F. Fultz	Vice President, Chief Financial Officer and Treasurer (principal financial and accounting officer)	July 15, 2004

/s/ CHARLES W. BERNARD Charles W. Bernard	Director	July 15, 2004

/s/ JOHN IRVIN John Irvin	Director	July 15, 2004

Signatures	Title	Date

/s/ S.R. PERRINO S.R. Perrino	Director	July 15, 2004

/s/ PHILIP H. POWER Philip H. Power	Director	July 15, 2004

/s/ JOHN D. SANDERS John D. Sanders	Director	July 15, 2004

/s/ LLOYD A. SEMPLE Lloyd A. Semple	Director	July 15, 2004

EXHIBITS INDEX

Exhibit
Number		Description of Exhibit

2.1		Agreement and Plan of Merger dated as of June 7, 2004, by and between Sensytech, Inc. and Argon Engineering Associates, Inc.
3.1		Amended and Restated Certificate of Incorporation of the registrant (incorporated by reference to Exhibit 3.1 of registrant’s Registration Statement on Form S-1 filed on August 26, 2002, Registration Statement No. 333-98757)
3.2		Amended and Restated Bylaws of the registrant (incorporated by reference to Exhibit 13(a)(i) of registrant’s Report on Form 10-KSB for the Year Ended September 30, 2001, Commission File No. 000-08193)
4.1		Form of Common Stock Certificate (incorporated by reference to Exhibit 4.1 of registrant’s Registration Statement on Form S-1 filed on August 26, 2002, Registration Statement No. 333-987570)
*5	.1	Opinion of DKW Law Group, LLC as to the legality of the securities being registered
*8	.1	Opinion of DKW Law Group, LLC as to the U.S. federal income tax consequences of the merger described in the registration statement
*8	.2	Opinion of Holland & Knight, LLP as to the U.S. federal income tax consequences of the merger described in the registration statement.
10.1		Amended and Restated Line of Credit Agreement with Bank of America (incorporated by reference to Exhibit 10.1 of registrant’s Registration Statement on Form S-1 filed on August 26, 2002, Registration Statement No. 333-98757)
10	.1.1	Third Amendment to Second Amended and Restated Financing and Security Agreement (incorporated by reference to Exhibit 10.1 of registrant’s Report on Form 10-Q for the quarter ended March 31, 2004, Commission File No. 000-08193)
10.2		The 2002 Stock Incentive Plan (incorporated by reference to registrant’s Schedule 14A filed with the Commission on April 22, 2002, Commission File No. 000-08193)
10.3		Retention Agreement dated February 17, 2004, by and between Sensytech, Inc. and Donald F. Fultz
10.4		Retention Agreement dated February 17, 2004, by and between Sensytech, Inc. and S. Kent Rockwell
21.1		Subsidiaries of the Registrant (incorporated by reference to Exhibit 21 of registrant’s Report on Form 10-K for the year ended September 30, 2003)
23.1		The consent of DKW Law Group, LLC is contained in their opinions
23.2		The consent of Holland & Knight, LLP is contained in their opinion
23.3		Consent of PricewaterhouseCoopers LLP
23.4		Consent of Grant Thornton LLP
24.1		The Powers of Attorney are contained in the signature page

*	To be filed by amendment